Filed Pursuant to Rule 424(b)(4)

Registration No. 333-106141

PROSPECTUS

$60,000,000

First Republic Preferred Capital Corporation

7.25% Noncumulative Perpetual Series D Preferred Shares

(Liquidation Preference $25 per share)

Exchangeable under Certain Circumstances for Preferred Shares of First Republic Bank

The Series D preferred shares

•	Accrue dividends that are:

—	payable quarterly only if our Board of Directors declares them and

—	noncumulative and will not be paid to you if they are not declared.

•	Are automatically exchangeable for preferred shares with substantially equivalent terms issued by First Republic Bank, our parent company, under the following circumstances:

—	the Bank becomes, or the Federal Deposit Insurance Corporation or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry so directs because it anticipates that the Bank may in the near term become, undercapitalized or

—	the Bank is placed in bankruptcy, reorganization, conservatorship or receivership.

•	Are redeemable at our option on or after June 27, 2008, with the prior consent of the FDIC.

•	Rank senior to our common shares and equal to our other existing preferred shares with respect to dividend rights and rights upon liquidation.

•	Rank junior upon our liquidation to our obligations to our creditors, including any borrowings we may incur.

•	Have extremely limited voting rights.

Prior to this offering, there has been no public market for the Series D preferred shares. We expect the Series D preferred shares to be quoted on the Nasdaq National Market under the symbol “FRCCO.”

See “Risk Factors” beginning on page 14 for a description of risk factors you should consider before you invest in the Series D preferred shares, the most significant of which are:

•	The Series D preferred shares could be automatically exchanged for preferred shares of the Bank at a time when the Bank is experiencing financial difficulty. The preferred shares of the Bank may be worth less than the amount you would have received had we been liquidated and they may not have any value at all.

•	Bank regulatory restrictions could affect our operations, and thus may limit our ability to pay dividends.

•	Dividends on the Series D preferred shares are payable only if declared by our Board of Directors and are noncumulative. Consequently, you will not receive dividends if they are not declared.

•	We are entirely dependent in our day-to-day operations on the Bank, to which we pay advisory and servicing fees. We have conflicts of interest with the Bank. Because the Bank is our controlling shareholder, our dealings with the Bank may be on terms less favorable than we might otherwise receive.

The offering will be underwritten on a firm commitment basis. The Bank has agreed to pay all underwriting discounts and commissions and offering expenses. As a result, 100% of the aggregate proceeds will be available to us.

None of the Securities and Exchange Commission, any state securities commission, the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry or the Federal Deposit Insurance Corporation has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposit accounts of any bank and are not insured or guaranteed to any extent by the Federal Deposit Insurance Corporation or any other government agency.

	Price to public	Underwriting discounts and commissions	Proceeds to us
Per Share	$25.00	$.9375	$24.0625
Total	$60,000,000	$2,250,000	$57,750,000

We expect that the Series D preferred shares will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 27, 2003.

MORGAN STANLEY

June 20, 2003

Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series D preferred shares. Specifically, the underwriter may over-allot in connection with the offering and may bid for, and purchase, Series D preferred shares in the open market. For a description of these activities, see “Underwriter.”

i

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all the information that is important to you. Before you decide to invest in our Series D preferred shares, you should carefully read the following summary, together with the more detailed information and financial statements and related notes contained elsewhere in this prospectus, especially the risks of investing in the Series D preferred shares discussed in this prospectus under “Risk Factors,” and the risks of investing in the Series D preferred shares of First Republic Bank discussed in the attached offering circular under “Risk Factors.”

Throughout this prospectus “we,” “our” and “us” refers to First Republic Preferred Capital Corporation and “Bank” refers to First Republic Bank.

First Republic Preferred Capital Corporation

General.    First Republic Preferred Capital Corporation is a Nevada corporation incorporated in April 1999. We are a majority owned subsidiary of the Bank, which owns 99.9% of our outstanding common stock. Our principal business is to acquire and hold mortgage assets that will generate income for distribution to our shareholders. We acquired all of the mortgage assets we currently hold in our loan portfolio from the Bank, and we anticipate that substantially all of our future acquisitions of mortgages will be from the Bank. We have been operating and intend to continue to operate so as to qualify as a real estate investment trust, or REIT, for federal income tax purposes. As a REIT, we generally are not required to pay federal income tax if we distribute at least 90% of our earnings to our shareholders each year and continue to meet a number of other requirements.

At March 31, 2003, we held mortgage loans with aggregate principal balances of $195 million and short term investments of $15 million. At the same date, we had no debt or other material liabilities and our preferred shares then outstanding had an aggregate liquidation preference of $104 million. Upon completion of this offering, after giving effect to the purchases and contributions of mortgage loans that will take place when this offering is completed, we expect to hold mortgage loans with aggregate principal balances of approximately $315 million. We expect that at that time we will continue to have no debt or material other liabilities and will have preferred shares outstanding (including the Series D preferred shares) with an aggregate liquidation preference of $164 million.

The preferred shares we presently have outstanding were issued and sold in three previous offerings. In June 1999, we sold Series A preferred shares with an aggregate liquidation preference of $55 million, all of which remain outstanding. In June 2001, we sold Series C preferred shares with an aggregate liquidation preference of $7 million, all of which also remain outstanding. In January 2002, we sold Series B preferred shares in our initial public offering with an aggregate liquidation preference of $42 million, all of which also remain outstanding. The Series D preferred shares offered by this prospectus will rank on an equal basis with the Series A preferred shares, the Series B preferred shares and the Series C preferred shares.

We have agreed with the Bank that, when this offering is completed, it will:

•	pay the expenses of this offering, including all underwriting commissions and discounts (expected to be an aggregate of approximately $3.3 million);

•	sell to us, for a purchase price equal to the gross proceeds of this offering, mortgage loans with an aggregate principal balance approximately equal to those gross proceeds ($60 million); and

•	transfer to us, in exchange for 10,658,329 shares of our common stock, mortgage loans with an aggregate principal balance approximately equal to the amount of loans being sold to us (an additional $60 million).

The following chart depicts our corporate structure upon completion of this offering:

Our principal common shareholder, First Republic Bank, administers our day-to-day activities and services our loan portfolio. We do not have any employees because we have retained the Bank to perform all functions necessary to our operations pursuant to an advisory agreement and a master loan purchase and servicing agreement. All of our officers are also employees of the Bank. We estimate that these officers devote between 5% and 10% of their time to managing our business. The Bank, as holder of substantially all of our common shares, controls the election of all of our directors, including our independent directors. The Bank expects to retain its ownership of substantially all of our outstanding common shares for at least as long as the Series D preferred shares remain outstanding.

Our principal executive offices are the same as the Bank’s. They are located at 111 Pine Street, San Francisco, California 94111. The main telephone number at those offices is (415) 392-1400.

Conflicts of Interest.    Because the Bank manages our day-to-day business affairs, conflicts of interest will arise from time to time between us and the Bank. These conflicts of interest relate to, among other things, the amount of the servicing and advisory fees we pay to the Bank, the amount and type of loans we acquire from the Bank and the treatment of new business opportunities identified by the Bank. We and the Bank have adopted policies designed to ensure that all financial dealings between us will be fair to both parties and consistent with market terms.

Loan Portfolio.    Our loan portfolio at present consists entirely of mortgage loans we acquired from the Bank that are secured by single family residential properties. The additional loans we intend to acquire from the Bank on completion of this offering are secured by both single family homes and multifamily buildings. At March 31, 2003, we held loans with gross aggregate outstanding principal balances of $195 million.

The loans in our portfolio were originated by the Bank or purchased by the Bank, in each case following completion of its normal underwriting procedures. The loans we acquire from the Bank generally are larger single family mortgage loans with relatively low loan-to-value ratios and mortgages secured by multifamily buildings that we believe are well located. We reserve the right, however, to purchase other types of loans as well. We acquire loans from the Bank at prices equal to the book values at which these loans are carried by the

Bank for financial recording purposes, which we believe generally approximate their fair value. Because of our relationship with the Bank, those prices are not established through arm’s-length negotiations.

The following table summarizes information regarding our loan portfolio at March 31, 2003, and as adjusted to give effect to the purchase of mortgage loans we plan to make upon completion of this offering:

	At March 31, 2003 (Actual)	At March 31, 2003 (As Adjusted)(1)
	(Dollars in thousands)
Number of loans	312	501
Total loans, gross	$195,007	$315,321
Adjustable rate loans to total loans(2)	79%	81%
Fixed rate loans to total loans(2)	21%	19%
Weighted average note rate(3)	5.92%	5.75%
Nonaccrual loans, as a percentage of total loans	0%	0%
Weighted average LTV ratio(3)(4)	50%	52%

(1)	Includes $120 million of loans to be acquired from the Bank with the proceeds of this offering and in exchange for additional shares of our common stock.
(2)	As a percentage of outstanding principal balance.
(3)	Weighted by outstanding principal balances.
(4)	“LTV ratio” or “Loan-to-Value ratio” is the ratio (expressed as a percentage) of the current principal amount of a mortgage loan to the lesser of (i) the most recent appraised value of the underlying mortgage property, and (ii) if the mortgage loan was made to finance the acquisition of a property, the purchase price of the mortgaged property.

The table below summarizes our ratio of earnings to fixed charges and preferred share dividends for the three month periods ended March 31, 2003 and 2002, for the years ended December 31, 2002, 2001 and 2000 and for the period from inception, April 19, 1999, through December 31, 1999.

	For the Three Months Ended March 31,		For the Year Ended December 31,			For the Period from Inception (April 19, 1999) Through December 31, 1999
	2003	2002	2002	2001	2000
Ratio of earnings to fixed charges and preferred share dividends(1)	1.12x	1.22x	1.19x	1.34x	1.34x	1.44x

(1)	We did not have any fixed charges for the periods presented. For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of earnings available to common shareholders plus preferred share dividends.

Dividends.    In order to remain qualified as a REIT, we must pay at least 90% of our REIT taxable income, excluding capital gains, as dividends to holders of our capital stock each year. Subsequent to this offering, dividends on the Series D preferred shares will be paid on an equal basis with dividends on the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and any other preferred shares we may issue in the future that rank equal to the Series D preferred shares with respect to dividends. We do not anticipate that any dividends that may be paid in the future on any of our preferred shares or common shares will constitute a non-taxable return of capital.

From the issuance of our Series A preferred shares on June 1, 1999 through December 31, 2002, we have paid aggregate dividends on those shares of $20,694,000. From the issuance of our Series B preferred shares on

January 24, 2002 through March 31, 2003, we have paid aggregate dividends on those shares of $4,421,000. From the issuance of our Series C preferred shares on June 20, 2001 through December 31, 2002, we have paid aggregate dividends on those shares of $611,000. On June 30, 2003, we expect to pay $2,888,000 in dividends on our Series A preferred shares, $932,000 in dividends on our Series B preferred shares and $200,000 in dividends on our Series C preferred shares. The first dividend payment date for the Series D preferred shares will be September 30, 2003.

Dividends on the Series D preferred shares, like dividends on our other series of preferred shares, will be declared at the sole discretion of our Board of Directors after considering distributable funds, financial requirements, tax considerations and other factors. Although we can make no assurances, we expect that both our cash available for distribution and our REIT taxable income will exceed the amounts needed to pay dividends on all of our outstanding preferred shares in the foreseeable future for the following reasons:

•	our loans are interest-earning assets and had a weighted average note rate of 5.92% at March 31, 2003;

•	our four series of preferred shares will represent approximately 50% of our shareholders’ equity;

•	we expect that the realizable value of our interest-earning assets will continue to exceed the combined liquidation preference of our four series of preferred shares;

•	we have not incurred and do not currently intend to incur any interest-bearing liabilities; and

•	since the offering of our Series A preferred shares on June 1, 1999, we have made all scheduled dividend payments, totaling $25,726,000 through March 31, 2003, on our outstanding preferred shares.

Management.    Our Board of Directors is currently composed of seven members, including three independent directors. To be considered independent, a director must not be, or have been within the past three years, an employee, officer, director or affiliate of us or our affiliates, including the Bank. Independent directors may be former officers, directors or affiliates, provided that the relationship ended more than three years ago. We currently have five officers and no employees. We do not anticipate that we will require employees because the Bank manages all of our day-to-day business affairs.

Selected Financial Data.    The following table sets forth certain of our financial data for the three months ended March 31, 2003 and 2002, the years ended December 31, 2002, 2001, and 2000 and the period from inception (April 19, 1999) to December 31, 1999. The selected data presented below under the captions “Selected Balance Sheet Data” and “Selected Financial Data,” except for the ratio of earnings to fixed charges, for and as of the end of the periods ended December 31, 2002, 2001, 2000 and 1999, are derived from our financial statements, which have been audited by KPMG LLP, independent accountants. The information presented below under the caption “Selected Asset Quality Information” is unaudited. The selected data presented below under the captions “Selected Balance Sheet Data” and “Selected Financial Data” at and for the three-month periods ended March 31, 2003 and 2002 are derived from our unaudited financial statements that reflect, in the opinion of our management, all adjustments of a normal recurring nature necessary for presentation of financial condition and results of operations. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2003. The selected financial data is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, which are included elsewhere in this prospectus.

	As of March 31, 2003	As of December 31,
		2002	2001	2000	1999
	(Dollars in thousands)
Selected Balance Sheet Data:
Total assets	$210,988	$211,176	$127,381	$113,294	$112,804
Cash and short-term investments	$14,975	$22,296	$9,880	$3,400	$4,045
Single family mortgage loans, net	$194,807	$187,679	$116,751	$109,195	$108,119
Dividends payable	$1,543	$2,044	$2,053	$1,976	$1,488
Stockholders’ equity	$209,401	$209,094	$125,294	$111,294	$111,294

Selected Assets Quality Information:
Nonperforming loans	$—	$—	$—	$—	$—
Other real estate owned	$—	$—	$—	$—	$—
Loans 90+ days past due and on accrual status	$1,802 (1)	$—	$—	$—	$—
Nonperforming assets, as a percent of total assets	—%	—%	—%	—%	—%
Loans 90+ days past due and on accrual status, as a percent of total assets	0.85%	—%	—%	—%	—%

(1)	Represents a single loan, which was brought current on May 16, 2003.

	For the Three Months Ended March 31,		Year Ended December 31,			For the Period from Inception (April 19, 1999) to December 31, 1999
	2003	2002	2002	2001	2000
	(Dollars in thousands)
Selected Financial Data:
Total interest income	$2,855	$2,802	$11,953	$8,181	$7,876	$4,934
Provision for loan losses	—	—	200	—	—	—
Operating expenses	73	65	246	141	125	77

Net income	2,782	2,737	11,507	8,040	7,751	4,857
Preferred stock dividends	2,475	2,237	9,663	5,987	5,775	3,369

Net income available to common stockholders	$307	$500	$1,844	$2,053	$1,976	$1,488

Ratio of earnings to fixed charges and preferred stock dividends	1.12x	1.22x	1.19x	1.34x	1.34x	1.44x

First Republic Bank

The Bank is a Nevada-chartered commercial bank with common shares listed on the New York Stock Exchange under the symbol “FRC.” The Bank, which was founded in 1985, focuses on real estate lending, wealth management, private banking and investment advisory, trust and brokerage services. The Bank emphasizes larger single family mortgage loans, but the Bank also originates and holds in its portfolio loans secured by multifamily buildings and commercial real estate. The Bank offers its lending and deposit products through its network of retail branches in the five metropolitan areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York. To the extent authorized by law, the Bank’s deposits are insured by the Bank Insurance Fund of the FDIC.

At March 31, 2003, the Bank had total assets of $5.06 billion, deposits of $3.72 billion and shareholders’ equity of $294 million. On a consolidated basis at March 31, 2003, the Bank’s total regulatory capital, including preferred stock, subordinated debentures and allowance for loan losses, was $478 million. At March 31, 2003, the Bank had a total risk-based capital ratio of 12.79%, a Tier 1 risk-based capital ratio of 9.41% and a Tier 1 leverage ratio of 6.25%, which were sufficient for the Bank to qualify as well-capitalized under current FDIC regulations.

The Bank will not guarantee or assume financial responsibility for payment of dividends or other amounts in respect of the Series D preferred shares. The Series D preferred shares are not deposit accounts and are not insured or guaranteed by the FDIC or any other government agency.

The Bank’s executive offices are located at 111 Pine Street, San Francisco, California 94111. Its telephone number is (415) 392-1400.

Selected Consolidated Financial Data of the Bank.    The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The financial condition, operations and balance sheet data as of and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 have been derived from financial statements audited by KPMG LLP, independent accountants. The information presented below under the captions “Selected Operating Ratios,” “Selected Asset Quality Ratios,” “Capital Ratios” and “Fixed Charges Ratios” is unaudited. The data presented at March 31, 2003 and 2002 and for the three-month periods ended March 31, 2003 and 2002 are derived from unaudited condensed consolidated financial statements, which, in the opinion of management of the Bank, reflect all adjustments necessary to present fairly the results for this interim period. These adjustments consist of normal recurring adjustments. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2003. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the Bank’s consolidated financial statements and related notes set forth in the Offering Circular annexed to this prospectus and in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Report on Form 10-Q for the period ended March 31, 2003, each of which is appended to the Offering Circular.

Selected Consolidated Financial Data of the Bank

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share data)
Selected Financial Data:
Interest income	$59,930	$60,083	$244,840	$281,031	$289,620	$228,213	$195,448
Interest expense	22,273	25,702	102,471	155,978	188,609	147,082	131,084

Net interest income	37,657	34,381	142,369	125,053	101,011	81,131	64,364
Provision for loan losses	1,000	750	6,500	1,400	1,000	—	—

Net interest income after provision for loan losses	36,657	33,631	135,869	123,653	100,011	81,131	64,364
Noninterest income	18,314	8,874	45,300	27,000	28,795	20,542	7,434
Noninterest expense	34,812	29,031	131,448	101,470	82,256	58,974	36,578
Net income	$11,636	$7,422	$26,401	$25,062	$22,640	$22,222	$20,407

Share Data:
Common shares outstanding	14,535	13,967	14,541	13,692	13,618	13,568	13,618
Diluted common shares	15,368	14,815	15,679	14,450	13,845	14,949	14,906
Book value per common share	$20.21	$17.76	$19.47	$16.93	$14.90	$13.65	$12.37
Diluted earnings per share	$0.76	$0.50	$1.70	$1.74	$1.64	$1.49	$1.37

Selected Operating Ratios(1):
Return on average assets	0.95%	0.70%	0.58%	0.63%	0.61%	0.70%	0.81%
Return on average common stockholders’ equity	16.05%	12.45%	10.01%	11.53%	11.68%	11.93%	12.39%
Margin on earning assets	3.20%	3.30%	3.25%	3.25%	2.73%	2.57%	2.56%
Efficiency ratio	72.0%	71.0%	71.8%	67.1%	63.1%	59.4%	52.5%

Selected Balance Sheet Data:
Total assets	$5,055,065	$4,268,164	$4,854,695	$4,197,626	$3,656,383	$3,598,746	$2,954,280
Loans	4,057,942	3,430,975	3,823,664	3,466,378	3,157,928	3,190,920	2,583,401
Deposits	3,721,245	3,268,442	3,626,149	3,238,108	2,530,402	2,137,719	1,744,348
FHLB advances	844,500	574,650	740,500	574,500	759,560	1,115,880	942,030
Subordinated debentures and notes	70,237	70,252	70,237	70,252	70,256	76,498	76,498
Minority interest in subsidiary(2)	89,000	90,500	89,000	48,500	55,000	55,000	—
Stockholders’ equity	$293,711	$248,007	$283,179	$231,851	$202,853	$185,160	$168,481

Selected Asset Quality Ratios:
Nonperforming assets to total assets	0.23%	0.04%	0.33%	0.04%	0.06%	0.32%	0.19%
Nonperforming assets to loans and REO	0.29%	0.05%	0.42%	0.04%	0.07%	0.36%	0.21%
Allowance for loan losses to total loans	0.61%	0.69%	0.75%	0.66%	0.70%	0.66%	0.80%
Allowance for loan losses to nonperforming loans	213%	1,395%	181%	1,522%	2,353%	183%	376%
Net charge-offs (recoveries) to average loans(1)	(0.50)%	(0.01)%	0.01%	0.02%	(0.01)%	(0.01)%	(0.06)%

Capital Ratios:
Leverage ratio	6.25%	6.44%	5.98%	5.90%	6.25%	6.38%	6.41%
Tier 1 risk based capital ratio	9.41%	10.01%	9.59%	9.33%	9.31%	9.66%	9.14%
Total risk based capital ratio	12.79%	14.29%	13.45%	12.79%	13.06%	14.00%	14.43%

Fixed Charges Ratios:
Ratio of earnings to fixed charges:(3)
Excluding interest on deposits	2.75x	2.18x	1.97x	1.82x	1.53x	1.64x	1.72x
Including interest on deposits	1.70x	1.41x	1.36x	1.26x	1.21x	1.26x	1.27x

(1)	Results for the three months ended March 31, 2003 and 2002 are annualized.
(2)	Represents the issuance by First Republic Preferred Capital Corporation of the Series A, Series B and Series C preferred shares.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges represent dividends on preferred shares, interest expense and estimated interest component of net rental expense.

Risk Factors

A purchase of Series D preferred shares is subject to a number of risks described in more detail under “Risk Factors” commencing on page 14 of this prospectus. These risks include the following:

•	Your Series D preferred shares will be automatically exchanged for preferred shares of the Bank if:

—the	Bank becomes undercapitalized;

—the	FDIC or the Nevada Commissioner directs the exchange because it anticipates in its sole discretion that the Bank may in the near term become undercapitalized; or

—the	Bank is placed into bankruptcy, reorganization, conservatorship or receivership.

Upon an automatic exchange, you would have an investment in the Bank and not in us at a time when the Bank’s financial condition was deteriorating. Under these circumstances, you probably would not receive preferred dividends and upon liquidation of the Bank you likely would receive substantially less than you would have received if we were liquidated. In fact, in a liquidation of the Bank under those circumstances, you might not receive anything for your preferred shares of the Bank.

•	As a result of our obligations to creditors and because the Series A preferred shares, Series B preferred shares and Series C preferred shares rank equal to the Series D preferred shares, we may not be able to make full dividend or liquidation payments to you.

•	Dividends on the Series D preferred shares will not be cumulative. Consequently, if our Board of Directors does not declare a dividend on the Series D preferred shares for any quarterly period, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors also may determine, in its business judgment, that it is in our best interests to pay less than the full amount of the stated dividends on the Series D preferred shares even if funds are available.

•	Because we are a subsidiary of the Bank, federal and state regulators of the Bank can restrict our ability to transfer assets, to pay dividends to the holders of the Series D preferred shares or to redeem the Series D preferred shares.

•	Risks associated with mortgage loans generally, and particularly the geographic concentration of our loan portfolio in California, could adversely affect our mortgage assets and the value of the Series D preferred shares. The quality of our loan portfolio depends upon, among other things, the cash flow of borrowers, regional economic conditions and single family and multifamily real estate values.

•	We may acquire commercial mortgage loans, which can be riskier than residential mortgage loans.

•	Our Board of Directors has broad discretion to revise our investment and operating strategies without shareholder approval. The Bank, as holder of substantially all of our common shares, controls the election of all of our directors, including our independent directors. The Series D preferred shares have extremely limited voting rights.

•	A significant decline in interest rates could reduce our earnings and affect our ability to pay dividends because a significant portion of our mortgage assets bear interest at adjustable rates while the dividend rates on the Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares are fixed. Although we are permitted to do so, we do not currently hedge our interest rate exposure.

•	If we fail to maintain our status as a REIT for federal income tax purposes, we will become subject to corporate income tax, reducing our earnings available for distribution. Under these circumstances, it is possible that we would make less than the full dividend distributions or no distributions at all.

•	We are dependent in virtually every phase of our operations, including the servicing of our loan portfolio, on the diligence and skill of the officers and employees of the Bank. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the master loan purchase and servicing agreement. All of our officers are also employees of the Bank. We estimate that these officers will continue to devote between 5% and 10% of their time to managing our business.

•	As a result of our relationship with the Bank, conflicts of interests exist between us and the Bank concerning our acquisition from the Bank of mortgage assets, the servicing of our mortgage assets by the Bank and the modification of the advisory agreement or master loan purchase and servicing agreement.

•	No trading market is likely to exist for the preferred shares of the Bank you would receive if an automatic exchange were to occur because those shares probably would not be listed on any securities exchange or approved for quotation on the Nasdaq National Market or any other over-the-counter market.

Reasons For The Offering

We are undertaking the offering for the following reasons:

•	The Bank expects that the Series D preferred shares will qualify as Tier 1 or Tier 2 capital of the Bank for U.S. bank regulatory purposes under relevant regulatory capital guidelines.

•	Provided that we continue to qualify as a REIT, the dividends payable on the Series D preferred shares will be deductible by us for federal income tax purposes as a result of our qualification as a REIT.

•	The treatment of the Series D preferred shares as Tier 1 or Tier 2 capital of the Bank, and our ability to deduct, for federal income tax purposes, the dividends payable on the Series D preferred shares because we qualify as a REIT, will provide the Bank with a more cost-effective means of obtaining Tier 1 and Tier 2 regulatory capital than if the Bank itself were to issue preferred shares.

•	Completing the offering will strengthen the Bank’s capital base and thereby support its continued growth.

•	Completing the offering will strengthen our own capital base and permit us to expand our portfolio of mortgage loans. We expect that this will increase our future operating flexibility and, by adding mortgage loans, diversify the risks associated with any individual mortgage loan in our portfolio.

The Offering

Issuer	First Republic Preferred Capital Corporation, a Nevada corporation operating as a REIT and created for the purpose of acquiring, holding and managing real estate mortgage assets.

Securities Offered	2,400,000 7.25% Series D noncumulative preferred shares.

Ranking

The Series D preferred shares rank senior to our common shares and equal to the Series A preferred shares, the Series B preferred shares and the Series C preferred shares with respect to dividend rights and rights upon liquidation. As a result, except as discussed below, no payments of dividends or liquidation proceeds will be made to the holders of the common shares until all amounts owed in respect of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares have been paid. If we do not have sufficient funds to pay all amounts owed to the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares, we will make payments to all series in proportion to the outstanding liquidation preference of each series.

Additional preferred shares ranking senior or equal to the Series D preferred shares may not be issued without the approval of a majority of our Board of Directors and a majority of our independent directors. Issuance of additional preferred shares ranking senior to the Series D preferred shares also requires the approval of holders of at least 67% of the Series D preferred shares (and 67% of each of our other outstanding series of preferred shares voting on a series by series basis).

Dividends

We will pay dividends on the Series D preferred shares at the rate of 7.25% per year of the $25 liquidation preference (an amount equal to $1.8125 per year per share), if, when and as authorized and declared by our Board of Directors. If authorized and declared, dividends are payable quarterly in arrears on each March 30, June 30, September 30 and December 30 in each year, commencing September 30, 2003. Dividends will accrue from the first day of each dividend period, whether or not dividends are paid with respect to the preceding period. Dividends on the Series D preferred shares are not cumulative. Accordingly, if no dividend on the Series D preferred shares is authorized or declared by our Board of Directors for any particular quarterly dividend period, holders of the Series D preferred shares will have no rights to receive a dividend for that period and we will have no obligation to pay a dividend for that period.

We anticipate that in most situations in which funds are available, our Board of Directors will find it desirable to declare dividends on the Series D preferred shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and (ii) as described below, the holders of our common shares, primarily the Bank, generally will not be entitled to receive dividends for years in which full dividends on the Series D preferred shares are not paid.

If full dividends are not paid or set aside for payment on the Series D preferred shares for any dividend period, the terms of the Series D preferred shares do not permit us to authorize, declare, pay or set aside for payment dividends on our common shares until we have paid dividends for at least the following four consecutive quarterly periods and paid or set aside for payment dividends for the fifth consecutive quarterly period. However, we are permitted to make payments in any tax year on our common shares if our Board of Directors determines that it is necessary in order to preserve our status as a REIT for federal income tax purposes. If our Board of Directors determines that dividend payments are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to holders of Series D preferred shares, we must pay or set aside for payment the unpaid portion of such dividend payments to the holders of Series D preferred shares prior to making any dividend payment to holders of our common shares.

Liquidation Preference

The liquidation preference for each Series D preferred share is $25. That amount will be payable prior to any distribution to holders of our common shares upon liquidation. In addition to the liquidation preference, holders of the Series D preferred shares will be entitled upon liquidation to receive an amount equal to accrued and unpaid dividends on the Series D preferred shares (whether or not declared) from the beginning of the quarterly dividend period in which liquidation occurs to the date of liquidation.

Redemption

The Series D preferred shares are not redeemable prior to June 27, 2008 (except upon the occurrence of a “Tax Event”—that is, a change in the tax laws or the related regulations or administrative interpretations that creates a material risk that dividends on our capital stock will not be fully deductible for federal income tax purposes or that we become or will become subject to more than an insignificant amount of taxes). On and after June 27, 2008, we may redeem the Series D preferred shares for cash at our option, in whole or in part, at any time and from time to time on not less than 30 days nor more than 60 days notice by mail, at a redemption price of $25 per share, plus the amount of the accrued and unpaid dividends on the Series D preferred shares (whether or not declared) from the beginning of the quarterly period in which redemption occurs to the date of redemption.

Upon the occurrence of a Tax Event, we will have the right at any time to redeem the Series D preferred shares in whole (but not in part) at a redemption price equal to the liquidation preference per share, plus the amount of the accrued and unpaid dividends on the Series D preferred shares (whether or not declared) from the beginning of the quarterly period in which redemption occurs to the date of redemption. Any redemption, including upon the occurrence of a Tax Event, is subject to the prior written approval of the FDIC and, if required by applicable law, the Nevada Commissioner. See “Description of the Series D Preferred Shares—Redemption.” The Series D preferred shares are not subject to any sinking fund or mandatory redemption and are not convertible into any of our other securities, but may, in certain limited circumstances, be exchanged automatically for preferred shares of the Bank as described in “Automatic Exchange,” below.

Automatic Exchange

Each Series D preferred share will be exchanged automatically for one-fortieth of one preferred share of the Bank with a liquidation preference of $1,000 per share if the Bank becomes undercapitalized under FDIC regulations, the Bank is placed into bankruptcy, reorganization, conservatorship or receivership or the FDIC or the Nevada Commissioner so directs because, in its sole discretion, it anticipates the Bank becoming undercapitalized in the near term. The preferred shares of the Bank will have substantially similar terms to the Series D preferred shares. Similar provisions apply to our other series of preferred stock.

Voting Rights

Holders of the Series D preferred shares will not have any voting rights, except for the limited voting rights described in this prospectus and except as required by law. On any matter on which holders of the Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares vote together as one class, each Series D preferred share will be entitled to one-fortieth of one vote. We may not create additional preferred shares that rank senior to the Series D preferred shares, and we may not make changes to the provisions of our articles of incorporation that adversely affect the voting powers, preferences or special rights of the holders of the Series D preferred shares without the approval of the holders of at least 67% of all outstanding Series D preferred shares.

Ownership Limits

Beneficial ownership by any individual or certain groups of individuals of more than 9.8% of our outstanding preferred shares, including the Series D preferred shares, is restricted in order to preserve our status as a REIT for federal income tax purposes. In the event of a transfer in violation of these ownership limitations, the shares may be transferred to a trustee as described under “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Listing	We have applied for quotation of the Series D preferred shares on the Nasdaq National Market under the trading symbol “FRCCO.”

Rating	Upon issuance, we expect that the Series D preferred shares will be rated “BB” by Standard and Poor’s Rating Services and “BBB-” by Fitch IBCA, Inc.

Use of Proceeds; Purchase of Additional Mortgage Assets

Because the Bank has agreed to pay all the expenses of this offering, the entire gross proceeds from the offering ($60 million) will be available to us. At the completion of the offering, we intend to use all of the offering proceeds plus an additional 10,658,329 of our common shares to acquire from the Bank 152 single family residential mortgage loans with an aggregate outstanding principal balance of approximately $90 million and 37 multifamily mortgage loans with an aggregate outstanding principal balance of approximately $30 million.

Not FDIC Insured	The Series D preferred shares are not deposit accounts of the Bank (or any other bank) and are not insured or guaranteed by the FDIC or any other government agency.

Underwriting Agreement

The underwriting agreement provides that the underwriter must purchase all of the 2,400,000 Series D preferred shares being offered, subject to customary conditions. This arrangement sometimes is referred to as a “firm commitment” underwriting.

RISK FACTORS

You should carefully consider the following risks, as well as the risks relating to the Bank and the preferred shares of the Bank that are described in the Offering Circular attached to this prospectus as Annex I, before purchasing Series D preferred shares.

Risks Resulting From the Terms on Which the Series D Preferred Shares Will Be Issued

A decline in the Bank’s capital levels may result in your Series D preferred shares being subject to automatic exchange into preferred shares of the Bank.

The returns from your investment in Series D preferred shares will depend, to a significant extent, on the performance and capital of the Bank. A significant decline in the performance and capital levels of the Bank or the commencement of bankruptcy, reorganization, conservatorship or receivership proceedings with respect to the Bank could result in the automatic exchange of your Series D preferred shares for preferred shares of the Bank, which would represent an investment in the Bank and not in us. An investment in the Bank also would be subject to risks that are distinct from the risks associated with an investment in us. For example, an investment in the Bank would involve risks relating to the capital levels of, and other federal and state regulatory requirements applicable to, the Bank, and the performance of the Bank’s overall loan portfolio and other business lines.

Upon an automatic exchange, it is likely that holders of our other series of preferred shares would become holders of Bank preferred shares.

Our Series A preferred shares, Series B preferred shares and Series C preferred shares also have a similar exchange feature whereby, under certain circumstances, the Series A preferred shares, Series B preferred shares and Series C preferred shares are automatically exchanged for preferred shares of the Bank at the same time as Series D preferred shares are exchanged for preferred shares of the Bank. As a result of such an exchange, you would share any amounts available for distribution with the holders of the Series A preferred shares, Series B preferred shares and the Series C preferred shares, and with the holders of any other preferred shares of the Bank that rank equally with your Series D preferred shares.

Upon an automatic exchange, you would own shares in the Bank when its financial condition was impaired.

You would be a preferred shareholder of the Bank at a time when the Bank’s financial condition was deteriorating or when the Bank was the subject of bankruptcy, reorganization, conservatorship or receivership proceedings and, accordingly, it would be unlikely that the Bank would be in a financial position to pay any dividends on the preferred shares of the Bank.

The Bank preferred shares would be subordinated to claims of others upon a liquidation of the Bank.

If a liquidation of the Bank were to occur, the claims of depositors and creditors of the Bank and of the FDIC would have priority over your claims as a holder of the preferred shares of the Bank, and therefore you likely would receive, if anything, substantially less than you would have received had the Series D preferred shares not been exchanged for preferred shares of the Bank. In addition, claims of holders of our Series A preferred shares, Series B preferred shares and Series C preferred shares (which would be exchanged for preferred shares of the Bank at the same time as the Series D preferred shares) would be treated on an equal basis, proportionately to respective liquidation preferences, with claims of the holders of Series D preferred shares.

An automatic exchange would be a taxable event.

The exchange of Series D preferred shares for preferred shares of the Bank would be a taxable event to you under the Internal Revenue Code, and you would probably incur a loss measured by the difference between your basis in the Series D preferred shares and the fair market value of the Bank preferred shares received by you in the exchange.

As a result of our obligations to creditors and holders of securities ranking equal to the Series D preferred shares, we may not be able to make dividend or liquidation payments to you.

The Series D preferred shares rank:

•	junior to our borrowings and any other obligations to our creditors upon our liquidation;

•	equal to our Series A preferred shares, Series B preferred shares and Series C preferred shares with regard to payment of dividends and amounts due upon liquidation; and

•	senior to our common shares with regard to payment of dividends and amounts due upon liquidation.

If we incur significant indebtedness, we may not have sufficient funds to make dividend or liquidation payments on the Series D preferred shares. Upon our liquidation, our obligations to our creditors would rank senior to the Series D preferred shares. At present, we have no debt and no other material liabilities, but we reserve the right to incur debt and other obligations in the future. Upon our liquidation, any such debt and all our other liabilities would be required to be paid before any payments could be made to holders of Series D preferred shares. In addition, upon declaration of a dividend, or upon our liquidation, dissolution or winding up, we are required to pay the holders of the Series A preferred shares, Series B preferred shares and the Series C preferred shares at the same time and in the same proportions as we are required to pay you. Consequently, if we do not have sufficient funds to pay scheduled dividends to the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares, we may not declare or pay a portion of the scheduled dividends. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares, you may receive less than the liquidation amount of your Series D preferred shares.

The terms of the Series D preferred shares limit our ability to incur debt for borrowed money in excess of 25% of our shareholders’ equity without the approval of the independent directors, but do not require that we obtain the approval of the holders of Series D preferred shares to incur that level of indebtedness or to issue additional series of preferred shares that rank equal to the Series D preferred shares as to payment of dividends or amounts upon liquidation. As a result, subject to these limitations, we may incur obligations in the future that could limit our ability to make subsequent dividend or liquidation payments.

You are not entitled to receive dividends unless declared by our Board of Directors.

Dividends on Series D preferred shares are not cumulative. Consequently, if our Board of Directors does not declare a dividend on Series D preferred shares for any quarterly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our Board of Directors could determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Series D preferred shares for any dividend period, even at a time when sufficient funds were available to make the payment. In making this determination the Board of Directors would consider all the factors it considered relevant, which we expect would include our financial condition and capital needs, the impact of current or pending legislation and regulations, general economic conditions and the requirements for and benefits associated with our continued qualification as a REIT.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Series D preferred shares could cause the liquidity or market value of the Series D preferred shares to decline significantly.

We expect that our Series D preferred shares, when issued, will be rated “BB” by Standard and Poor’s Rating Services and “BBB-” by Fitch IBCA, Inc. We cannot assure you that these or any other ratings assigned to the Series D preferred shares will remain for any given period of time, or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse developments in our business, so warrant.

Risks Resulting From the Bank’s Status as a Regulated Institution

Bank regulators may limit our ability to implement our business plan and may restrict our ability to pay dividends.

Because we are a subsidiary of the Bank, federal and state regulatory authorities will have the right to examine us and our activities and under certain circumstances, to impose restrictions on the Bank or us that could impact our ability to conduct our business according to our business plan, which could materially adversely affect our financial condition and results of operations. Regulatory actions might include the following:

•	if the Bank’s regulators were to determine that the Bank’s relationship to us results in an unsafe and unsound banking practice, the regulators could restrict our ability to acquire or transfer assets, to make distributions to our shareholders, including dividends on our Series D preferred shares, or to redeem our Series D preferred shares or even require the Bank to sever its relationship with or divest its ownership interest in us. These types of actions potentially could have a material adverse affect on our financial condition and results of operations.

•	regulators also could prohibit or limit the payment of dividends on our Series D preferred shares if the Bank were to become undercapitalized. Under current regulations and guidelines, the Bank would be deemed undercapitalized if its total risk-based capital ratio were less than 8%, its Tier 1 risk-based capital ratio were less than 4% or its Tier 1 leverage ratio were less than 4%. At March 31, 2003, the Bank had a total risk-based capital ratio of 12.79%, a Tier 1 risk-based capital ratio of 9.41% and a Tier 1 leverage ratio of 6.25%, which are sufficient for the Bank to be considered well-capitalized under current regulations and guidelines. We cannot assure you that the Bank will be well-capitalized under applicable regulations as of any future date. For purposes of calculating these capital ratios as a percentage of the Bank’s risk-weighted assets, as opposed to its total assets, the Bank’s assets are assigned to risk categories based on the relative credit risk of the asset in question. These risk weights consist of 0% for assets deemed least risky such as cash, claims backed by the full faith and credit of the U.S. government, and balances due from Federal Reserve banks, 20% for assets deemed slightly more risky such as portions of obligations conditionally guaranteed by the U.S. government or federal funds sold, 50% for assets deemed still more risky such as government issued revenue bonds, one-to-four family residential first mortgage loans and well-collateralized multifamily residential first mortgage loans and 100% for all other assets, including private sector loans such as commercial mortgage loans as well as bank-owned real estate.

•	the FDIC could limit or prohibit the payment of dividends on the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the Series D preferred shares if it determined that the payment of those dividends constituted a capital distribution by the Bank and that the Bank’s earnings and regulatory capital levels were below specified levels. Under the FDIC’s regulations on capital distributions, the ability of the Bank to make a capital distribution varies depending primarily on the Bank’s earnings and regulatory capital levels. Capital distributions are defined to include payment of dividends, share repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution.

•	if regulators were to impose restrictions on the payment of dividends, we could be prevented from complying with the requirement for continued REIT status that we distribute 90% of our REIT taxable income for any calendar year. If this caused us to cease to qualify as a REIT, we would become subject to corporate level taxation. Additional taxation would reduce the amount of income available for us to pay dividends.

Risks Associated with our Business

We do not have insurance to cover our exposure to borrowers’ defaults and bankruptcies or to hazard losses that are not covered by our standard hazard insurance policies.

We generally do not obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

Our results will be affected by factors beyond our control.

The value of our mortgage loan portfolio and the amount of cash flow generated by the portfolio will be affected by a number of factors beyond our control. These factors may include:

•	the condition of the national economy and the local economies of the regions in which our mortgage borrowers live, particularly insofar as they affect interest rates and real estate values;

•	sudden or unexpected changes in economic conditions, including changes that might result from future terrorist attacks and the U.S. response to such attacks;

•	the financial condition of our borrowers and those borrowers’ ability to make mortgage payments;

•	factors that affect the rates at which obligors on our mortgage loans may refinance them, including interest rate levels and the availability of credit; and

•	other factors that affect the affordability and value of real estate, including energy costs and real estate taxes.

Our loans are concentrated in California and adverse conditions there could adversely affect our operations.

Properties underlying our current mortgage assets as well as the mortgage assets we expect to acquire with the proceeds of the offering are concentrated primarily in California. As of March 31, 2003, approximately 72% of our current mortgage assets together with the mortgage assets we expect to acquire with the proceeds of the offering are secured by properties located in California. Adverse economic, political or business developments or natural hazards may affect California and the ability of property owners there to make payments of principal and interest on the underlying mortgages and the values of those properties. If California’s economic, political or business conditions were to deteriorate substantially and differently from the rest of the United States, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse. California has experienced dramatic volatility in energy prices, periodic energy supply shortages and a downturn in some technology-oriented industry sectors. These conditions could adversely affect our mortgage loan portfolio and thus our future ability to pay dividends on the Series D preferred shares.

Defaults may negatively impact our business.

Increased delinquencies or loan defaults by our customers may negatively impact business. A borrower’s default on its obligation under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and workout of the loan.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, we may have to charge-off all or a part of the loan. In such situations, we may acquire any real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

We may in the future acquire different kinds of mortgage loans, which could be riskier than the single family residential loans we currently hold.

All of the mortgage loans held by us at March 31, 2003, are secured by single family residential properties. We will use a portion of the proceeds from the offering to acquire loans secured by multifamily residential properties, and we may in the future acquire loans secured by commercial properties. These types of mortgage loans can be riskier investments than the loans we presently hold. Some of these other types of mortgage loans tend to have shorter maturities than single family residential mortgage loans and may not be fully amortizing, meaning that they may have significant principal balances or “balloon” payments due on maturity. The properties that secure commercial mortgage loans, particularly industrial and warehouse properties, are generally subject to greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to multifamily residential or commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of leases.

We may not be able to continue to purchase loans at the same volumes or with the same yields as we have historically purchased.

Although not required to do so, to date we have purchased all of the loans in our portfolio from the Bank. All of these loans were originated by the Bank. The quantity and quality of future loan originations by the Bank will depend on conditions in the markets in which the Bank operates, particularly real estate values and interest rates. Consequently, we cannot assure you that the Bank will be able to originate loans at the same volumes or with the same yields as it has historically originated. If the volume of loans originated by the Bank declines or the yields on those loans decline further, we would experience a material adverse effect on our business, financial condition and results of operations.

We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. In addition, we may find it difficult or impossible to sell the property prior to or following any environmental remediation.

Our Board of Directors has broad discretion to revise our strategies.

Our Board of Directors has established our investment and operating strategies and our policies regarding the acquisition and disposition of assets. These strategies and policies may be revised from time to time at the discretion of the Board of Directors without a vote of our shareholders. Changes in our strategies could have a negative effect on you if, for example, the revised strategies are riskier than those currently in effect.

Declines in interest rates could reduce our earnings and affect our ability to pay dividends.

Our income consists primarily of interest earned on our mortgage assets and short-term investments. A significant portion of our mortgage assets bear interest at adjustable rates. We are currently in a period of historically low interest rates. As interest rates decline, we will experience a decrease in income available to be distributed to our shareholders. We may also experience an increase in prepayments on our mortgage assets and may find it difficult to purchase additional mortgage assets bearing rates sufficient to support payment of dividends on our Series D preferred shares. Because the dividend rates on the Series D preferred shares are fixed, a significant and sustained decline in interest rates could materially adversely affect our ability to pay dividends on the Series D preferred shares. Although we are permitted to do so, we do not currently hedge our interest rate exposure, and do not expect to do so.

We may incur debt in the future.

Although we do not currently intend to incur any indebtedness in connection with the acquisition and holding of mortgage assets, we reserve the right to do so at any time (although indebtedness in excess of 25% of our total shareholders’ equity may not be incurred without the approval of a majority of our independent directors). To the extent we change our policy with respect to the incurrence of indebtedness, we would be subject to risks associated with the operation of a leveraged business, including exposure to unanticipated changes in interest rates and the increased vulnerability to adverse business developments that result from having substantial interest expense in addition to regular operating expenses. Any borrowings would rank senior to our Series D preferred shares.

We do not receive any revenues from late fees collected in respect of our mortgage loans.

Under the terms of our servicing agreement, the Bank, as servicer, is entitled to retain all late fees collected in respect of our mortgage loans. As a result of not receiving these fees, our income is reduced and we have fewer resources to pay dividends.

Risks Associated with our Business Relationship with the Bank and the Conflicts of Interest Inherent in that Relationship

We are dependent upon the Bank as advisor and servicer.

The Bank, which holds almost all of our common shares, is involved in virtually every aspect of our business. We do not have any employees because we have retained the Bank to perform all necessary functions pursuant to the advisory agreement and the servicing agreement. Accordingly, we are dependent for the selection, structuring and monitoring of our mortgage assets on the officers and employees of the Bank, as advisor. In addition, we are dependent upon the expertise of the Bank, as servicer, for the servicing of the mortgage loans. Neither the advisory agreement nor the servicing agreement resulted from arm’s-length negotiations. We also face significant restrictions on obtaining such services from third parties; the termination of the advisory and servicing agreements with the Bank requires the affirmative vote of a majority of our Board of Directors, a majority of which is composed of directors and officers of the Bank. With the approval of a majority of our independent directors, the Bank, as advisor and servicer, may subcontract all or a portion of its obligations under these agreements to non-affiliates involved in the business of managing mortgage assets. In the event the Bank subcontracts its obligations in such a manner, we will be dependent upon the subcontractor to provide services.

We expect to acquire all of our mortgage loans from the Bank and the composition of our portfolio will be affected by changes in the Bank’s credit policies.

We have acquired all of our mortgage loans from the Bank and, although we are not required to do so, we expect that we will continue to acquire all our mortgage loans from the Bank in the future. If the Bank were to relax its credit policies, for example, by lowering the credit quality standards it applies or increasing the loan-to-value ratios it accepts, then the mortgages subsequently purchased by us would be riskier investments.

Our relationship with the Bank creates conflicts of interest.

The Bank is, and is expected to continue to be, involved in virtually every aspect of our operations. The Bank is the holder of substantially all of our common shares and will continue to administer our day-to-day activities in its role as advisor under our advisory agreement with the Bank. The Bank will also act as servicer of the mortgage loans on our behalf under our servicing agreement with the Bank. In addition, other than the independent directors, all of our officers and directors are also officers and/or directors of the Bank. Their compensation is paid by the Bank, and they have substantial responsibilities in connection with their work as employees and officers of the Bank. As the holder of all or almost all of our outstanding voting shares, the Bank has the right to elect all of our directors, including the independent directors.

The Bank has interests that are dissimilar to, or in conflict with, our interests. Consequently, conflicts of interest arise with respect to transactions, including without limitation, future acquisitions of mortgage assets from the Bank; servicing of mortgage loans; and the renewal, termination or modification of the advisory agreement or the servicing agreement. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, are fair to both parties and consistent with market terms, including prices that are paid and received on the acquisition of mortgage assets by us or in connection with the servicing of mortgage loans. The requirement in the terms of the Series D preferred shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank, although the independent directors are appointed by the Bank. There can be no assurance, however, that such agreements or transactions will be on terms as favorable to us as those that could have been obtained from unaffiliated parties.

Although not required to do so, we currently acquire all of our mortgage assets from the Bank under a master mortgage loan purchase and servicing agreement between us and the Bank. We do not have independent underwriting criteria for the loans we purchase and rely on the Bank’s underwriting standards for loan originations. Those criteria may change over time. Our Board of Directors has adopted certain policies to guide the acquisition and disposition of assets, but these policies may be revised from time to time at the discretion of the Board of Directors without a vote of our shareholders. We intend to acquire all or substantially all of the additional mortgage assets we may acquire in the future from the Bank on terms that are comparable to those that could be obtained by us if such mortgage assets were purchased from unrelated third parties, but we cannot assure you that this will always be the case.

As a result of the fact that the Bank is our controlling shareholder and our advisor, it is possible that, notwithstanding our good faith belief to the contrary, we pay more for these loans than if we bought them from an unaffiliated third party and loans purchased from the Bank in the future may be of lesser quality than those currently in our loan portfolio.

Holders of Series D preferred shares have extremely limited voting rights; the Bank controls most decisions made by a vote of the shareholders.

Holders of Series D preferred shares are only entitled to vote with respect to the creation of a class of securities that rank senior to the Series D preferred shares and with respect to any amendment to our articles of incorporation that adversely affects the voting powers, preferences or special rights of the Series D preferred shares. The Series D preferred shares, together with all of our other then outstanding preferred shares, also have the right to vote for two directors if full dividends have not been paid or set aside for payment for four consecutive quarters at the time of our annual meeting. Our common shares, 99.9% of which are owned by the Bank, control all other votes, including all votes with respect to any amendments to our articles of incorporation, the election of directors, increasing our authorized capital stock and the approval of major corporate transactions. While certain actions require the approval of a majority of the independent directors, including modifying our distribution policies, redeeming common shares, acquiring real estate assets other than obligations secured by real property, as well as other assets eligible to be held by REITs, terminating or modifying or electing not to renew our agreements with the Bank, revoking our REIT status or dissolving, liquidating or terminating prior to the redemption date, the Bank, as majority shareholder, controls the election of the independent directors. Upon the vote of a majority of the independent directors (or both if there are only two) and a majority of all of the directors, we may agree to increase the fee we pay to the Bank under the advisory agreement. In order to be treated as independent, our independent directors cannot be affiliated with us or the Bank, but they may be former employees, directors or affiliates of ours or of the Bank or its other subsidiaries. Any directors elected by the holders of our preferred shares, including our Series D preferred shares will be considered independent directors. Because of these voting arrangements, the Bank has effective control over almost all decisions we make. The Bank has advised us that at the date of this prospectus, it owns approximately 15,000 of our Series A preferred shares and that it may seek to acquire more of those shares. Because our articles of incorporation do not prohibit or otherwise restrict the Bank or its affiliates from holding or voting our preferred shares, including our Series D preferred shares, the Bank may be in a position to significantly affect the outcome of any future vote by the holders of all our preferred shares, including our Series D preferred shares.

We may encounter delays and obstacles in liquidating defaulted mortgage loans.

Even assuming that the mortgaged properties underlying the mortgage loans held by us provide adequate security for the mortgage loans, we could encounter substantial delays in connection with the liquidation of defaulted mortgage loans, with corresponding delays in the receipt of related proceeds. Until we receive the proceeds, we will be unable to acquire new mortgage loans or other mortgage assets that produce income that we can use to pay dividends to the holders of the Series D preferred shares.

An action to foreclose on a mortgaged property securing a mortgage loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the borrower or other creditors raise defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states, including California, an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Bank to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related mortgage loan. In addition, the servicer will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated mortgage loans, including legal fees and costs of legal action, real estate taxes, insurance and maintenance and preservation expenses, thereby reducing amounts available with respect to the mortgage loans.

Certain of our mortgage loans are secured by interests in cooperative associations and their related residences. Most cooperative associations have highly restrictive rules regarding eligibility to purchase shares in the cooperative association and occupy the related residences. These restrictions may have an adverse effect on the time necessary to liquidate our interest in such cooperative associations and realize the proceeds from the sale of such cooperative residences.

Risks Arising From the Possible Absence of a Trading Market in Which You Could Dispose of Your Investment

An active trading market for the Series D preferred shares may not develop and the market price of the Series D preferred shares may be lower than the public offering price.

Prior to this offering, there have been no Series D preferred shares outstanding and there has been no public market for the Series D preferred shares. We cannot assure you that an active trading market for Series D preferred shares will develop or be sustained. If a market were to develop, the prices at which Series D preferred shares may trade will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. If an active trading market does not develop, the absence of an active market may adversely affect the market price of Series D preferred shares or your ability to sell them at all.

The Bank preferred shares will not be traded on any national securities exchange or automated quotation system, which may impede selling the Bank preferred shares.

The Bank does not currently have any Bank preferred shares outstanding. The Bank does not intend to apply for listing or quotation of the Bank preferred shares on any national securities exchange or automated quotation system. Consequently, a liquid trading market for the Bank’s preferred shares, if issued, is unlikely to develop or be sustained. The lack of liquidity and an active trading market could adversely affect your ability to dispose of the Bank’s preferred shares if issued in automatic exchange for the Series D preferred shares.

Risks Related to our Status as a REIT

If we were to fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. As a result, the amount available for distribution to our shareholders, including the holders of our Series D preferred shares, would be reduced for the year or years involved and we would not be subject to the REIT requirement that we distribute substantially all of our income. In addition, unless entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which our qualification as a REIT was lost. The failure to qualify as a REIT would reduce our net earnings available for distribution to our shareholders, including holders of our Preferred Shares, because of the additional federal tax liability for the year or years involved. Our failure to qualify as a REIT would neither by itself give us the right to redeem the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the Series D preferred shares, nor would it give the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the Series D preferred shares the right to have their shares redeemed.

Although we currently intend to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and in the best interest of holders of our common shares and preferred shares to revoke our REIT election. The tax law generally prohibits us from electing treatment as a REIT for the four taxable years following the year of any such revocation.

If we do not distribute 90% of our net taxable income, we may not qualify as a REIT.

In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income, excluding net capital gains. We may retain the remainder of our REIT taxable income or all or part of our net capital gain, but will be subject to federal tax at regular corporate rates on that income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gains net income for the calendar year and (iii) 100% of any undistributed income from prior periods. Under certain circumstances, federal or state regulatory authorities may restrict our ability, as a subsidiary of the Bank, to make distributions to our shareholders in an amount necessary to retain our REIT qualification. Such a restriction could result in us failing to qualify as a REIT. To the extent our REIT taxable income may exceed the actual cash received for a particular period, we may not have sufficient liquidity to make distributions necessary to retain our REIT qualification or may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if then prevailing market conditions are not favorable for such a borrowing.

If ownership of the common shares of the Bank becomes concentrated in a small number of individuals, we may fail to qualify as a REIT.

To maintain our status as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, at any time during the last half of each of our taxable years. We believe that we currently satisfy, and expect to continue to satisfy, this requirement because for this purpose our common shares held by the Bank are treated as held by the Bank’s shareholders. However, it is possible that the ownership of the Bank might become sufficiently concentrated in the future that five or fewer individuals would be treated as having constructive ownership of more than 50% of the value of our shares. We may have difficulty monitoring the daily ownership and constructive ownership of our outstanding shares and, therefore, we cannot assure that we will continue to meet the share ownership requirement. This risk may be increased in the future as the Bank carries out its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares may be redeemed or exchanged will not affect our REIT status prior to any redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the Series D preferred shares could adversely affect our ability to satisfy the share ownership requirements in the future.

We may (but are not required to) redeem all of our preferred shares at any time after the occurrence of a Tax Event.

At any time following the occurrence of certain changes in the tax laws or regulations concerning REITs that would result in us being unable to qualify as a REIT, we will have the right to redeem each series of preferred shares (including the Series D preferred shares) in whole, but not in part, subject to the prior written approval of the FDIC. We would have the right to redeem preferred shares (including the Series D preferred shares) if there is a Tax Event—a change to the tax laws or regulations as a result of which:

•	dividends paid by us with respect to our capital stock are not fully deductible by us for income tax purposes; or

•	we are, or will be, subject to more than a nominal amount of other taxes, duties or other governmental charges.

The occurrence of a Tax Event will not, however, give the holders of our preferred shares (including the Series D preferred shares) any right to have their shares redeemed.

Recent Legislation May Affect REITs.

Recently, legislation has been enacted which reduces the federal tax burden with respect to certain dividends paid by regular C corporations. Such legislation could decrease the tax advantage of a REIT relative to a regular C corporation, because the dividends received by an individual stockholder from the regular C corporation would be subject to a lower rate of federal income tax at the lower capital gains rates. However, it is not possible to predict with any certainty the effects this legislation may have on the value of Series D preferred shares. See “Material Federal Income Tax Consequences—Recent Legislation.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections on “Prospectus Summary,” “Dividend Policy,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our business strategy;

•	our estimates regarding our capital requirements and our need for additional financing; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

•	the anticipated effects of the offering;

•	our expectations regarding the payment of dividends on our preferred shares; and

•	assumptions underlying any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our Series D preferred shares, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We undertake no obligation to update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

The gross proceeds that we will receive from the sale of the Series D preferred shares, before deducting the underwriting discount and estimated expenses, will be $60 million. Because the Bank has agreed to pay all the expenses of this offering, the entire gross proceeds from the offering will be available to us. At the completion of the offering, we intend to use all of the offering proceeds plus an additional 10,658,329 of our common shares to acquire from the Bank 152 single family residential mortgage loans and 37 multifamily mortgage loans with an aggregate outstanding principal balance of approximately $120 million.

The Bank from time to time repurchases its common shares in open market and other transactions, and expects to continue to do so in the future. In addition, subject to regulatory approval, the Bank expects to use approximately 50% of the proceeds to retire existing Tier 1 and/or Tier 2 capital. Specifically, the Bank expects to redeem approximately $6.5 million of its outstanding subordinated debentures and plans to purchase on the open market up to $23.5 million of our Series A preferred shares, our Series B preferred shares or subordinated notes that it has issued. The completion of this offering will increase the Bank’s capital base, thereby supporting its future growth, and is expected to lower the after tax cost of the Bank’s regulatory capital. The net funds received by the Bank from this series of transactions will be used for its general corporate purposes.

DIVIDEND POLICY

Dividends on the Series D preferred shares and our other shares will be declared at the discretion of our Board of Directors. We expect that in making decisions on dividends, our Board of Directors will consider the amount of funds potentially available to be paid as dividends, our anticipated future cash flows and the financial requirements to be satisfied from those cash flows, the tax consequences of paying or failing to pay dividends and other factors it believes to be relevant at the time. We currently expect to pay substantially all of our REIT taxable income, excluding capital gains, as dividends on our outstanding capital stock. In order to remain qualified as a REIT, we must distribute annually at least 90% of our REIT taxable income, excluding capital gains, to shareholders. Because in general it will be in our interest, and in the interests of our shareholders, to remain qualified as a REIT, this tax requirement creates a significant incentive to declare and pay dividends when we have sufficient resources to do so. At present, over 99% of our common shares are held by the Bank. The holders of our common shares (who elect at least a majority and in most situations all of our directors) also have a significant interest in having full dividends paid on our preferred shares. This is because, as described below, dividends cannot be paid on our common shares unless they are first paid on our preferred shares.

We do not anticipate that any dividends on the Series A preferred shares, the Series B preferred shares, the Series C preferred shares, the Series D preferred shares or the common shares will constitute non-taxable returns of capital.

Limitations on Our Ability to Pay Dividends.    There are several limitations on our ability to pay dividends, including the following:

•

Under our current dividend policy, we may not pay any dividend with respect to any year to the extent that, after taking into account the dividend, the total of all cash or property distributions on our outstanding equity securities with respect to that year would exceed 105% of our REIT taxable income (excluding capital gains) for that year plus our net capital gains for that year. This dividend policy may not be modified without the approval of a majority of our independent directors (or both of our independent directors if there are only two). Because we expect that dividend payments on our preferred shares will require significantly less than 100% of our REIT taxable income, the likely effect of this policy is to restrict the amounts of dividends paid on our common shares, thereby benefiting the holders of our preferred shares. It is possible, however, that under severely adverse conditions, our income could be so reduced that continued application of this policy could prevent us from paying full dividends on our preferred shares, including the Series D preferred shares.

•	If we fail to declare and pay full dividends on the Series D preferred shares in any dividend period, we are prohibited from subsequently paying dividends or making other distributions with respect to our common shares until such time as full dividends on all outstanding Series D preferred shares have been (i) declared and paid for four consecutive quarterly dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fifth consecutive quarterly dividend period, unless payments are necessary in order to preserve our status as a REIT for federal income tax purposes. If our Board of Directors determines that dividend payments on our common shares are necessary in order to preserve our status as a REIT and the conditions set forth in the preceding clauses (i) and (ii) have not been satisfied, an amount equal to full dividends for the current tax year must be declared and paid to the holders of Series D preferred shares or set aside for payment before any dividend can be paid on our common shares. See “Description of the Series D Preferred Shares—Dividends.”

•	Nevada law provides that a dividend may not be paid if, after giving effect to the dividend, (i) we would not be able to pay our indebtedness as the indebtedness becomes due in the usual course of business, or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed if we were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

Bank Regulatory Considerations.    The Bank is subject to bank regulatory requirements that in some situations could affect our ability to pay dividends. The FDIC’s prompt corrective action regulations prohibit institutions such as the Bank from making any “capital distribution,” which for this purpose includes any transaction that the FDIC determines, by order or regulation, to be “in substance a distribution of capital,” unless the institution will continue to be at least adequately capitalized after the distribution is made. It is possible that the FDIC would seek pursuant to these provisions to prohibit the payment of dividends on our preferred shares if the Bank failed to maintain a status of at least adequately capitalized. The Nevada banking law contains similar provisions. Currently under the FDIC’s rules, an institution is deemed well capitalized if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5%. An institution is considered adequately capitalized if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%. At March 31, 2003, the Bank’s total risk-based capital ratio was 12.79%, its Tier 1 risk-based capital ratio was 9.41% and its Tier 1 leverage ratio was 6.25%. If the sale of the Series D preferred shares had been completed on March 31, 2003, and assuming all of the net offering proceeds were invested in assets bearing a 50% risk weighting, the Bank’s total risk-based capital at that date would have been 14.53%, its Tier 1 risk-based capital would have been 9.33% and its Tier 1 leverage would have been 6.25%.

If an automatic exchange of Series D preferred shares for preferred shares of the Bank occurs as described under “Description of the Series D Preferred Shares—Automatic Exchange,” it almost certainly will take place under circumstances in which the Bank will be considered less than adequately capitalized for purposes of federal and state prompt corrective action regulations. Thus, at the time of an automatic exchange, the Bank probably would be prohibited from paying dividends on its preferred shares, including the preferred shares issued in the exchange. The Bank’s ability to pay dividends on its preferred shares following an automatic exchange also would be subject to various restrictions under federal and state banking regulations. If the Bank did pay dividends on its preferred shares, those dividends would be payable out of its capital surplus. See “Information Regarding First Republic Bank.”

Under certain circumstances, including a determination by federal and state regulatory authorities that the Bank’s relationship with us results in an unsafe and unsound banking practice, those regulatory authorities would have additional authority to restrict our payments of dividends.

Financial Ability to Pay Dividends.    The income and cash flow that will be available to us for the payment of dividends will be obtained primarily from interest payments on our mortgage assets. The amounts of interest income we earn will be significantly affected by fluctuations in prevailing interest rates. At present, a substantial percentage of the mortgages we own earn interest at adjustable rates, and we expect to continue to hold substantial amounts of adjustable rate mortgages in the future. If, as in recent years, there is a general decline in interest rates, we will experience a reduction in the income generated from our adjustable rate mortgages. Also, in a period of declining interest rates, the obligors on the fixed rate mortgage loans in our portfolio will be more likely to refinance and prepay those loans at a time when the only fixed rate mortgages available to replace them bear interest at lower rates than the mortgages being replaced. This also would cause a reduction in our interest income. Other adverse developments, such as defaults by mortgage obligors in which we were unable to recover the full amount owed to us through foreclosure or other proceedings, also could cause declines in our interest income. Under certain circumstances, therefore, it is possible that we might not have sufficient income or cash flow to pay full dividends on our preferred shares. As the analysis in the two following paragraphs illustrates, however, this possibility would occur only after a very substantial decline in our financial condition.

We expect to have sufficient income to pay full dividends on our preferred shares unless the net yield on our interest-earning assets declines substantially. As of March 31, 2003, the net yield on our interest-earning assets was approximately 5.92%. The aggregate amount of dividends that accrue on our Series A, Series B and Series C preferred shares each year is $9,902,000. Accordingly, based on the assumptions described below, following the closing of this offering we will need at least $14.6 million of annual net income to pay full annual dividends on the Series D preferred shares and on our other outstanding preferred shares. We expect that our annual net income will be at least that amount unless in any year the average net yield on our interest-earning assets declines to below 4.41%. This analysis is based on the following assumptions, which we believe are reasonable for this purpose:

•	our expenses total $305,000 per year;

•	we do not incur interest-bearing liabilities;

•	at the completion of this offering we acquire additional mortgage loans with an aggregate outstanding principal balance of approximately $120 million, and we reinvest loan payments and prepayments;

•	the aggregate principal amount of our interest-earning assets remains constant; and

•	we do not have delinquent loans or losses on the foreclosure of mortgages loans.

Another way to analyze our future ability to pay dividends on our preferred shares is to measure the “cushion” of funds remaining after payment of full dividends on all our preferred shares. Based on the assumptions described in the preceding paragraph, and on the further assumptions that during the twelve-month period following the closing of this offering our mortgage loan portfolio, our other interest-earning assets and interest rates all remain unchanged, we anticipate that during that period our loan portfolio and short-term investments will generate interest income of approximately $18.7 million, net of servicing and advisory fees and other operating expenses. On that basis, after providing for payment of full dividends on our Series A, Series B and Series C preferred shares (which will rank equally with our Series D preferred shares), approximately $8.8 million would be available for payment of dividends to holders of our Series D preferred shares and our common shares for that 12-month period. Upon completion of this offering, annual dividends of $4.4 million will be due on the Series D preferred shares.

We believe that significant funds would be available to pay dividends on our preferred shares and on our common shares even if the performance of our loan portfolio were to decline materially. For example, if the aggregate principal balance of our loan portfolio were to decrease by 15% during the twelve-month period following the closing of this offering because of loan prepayments or liquidations upon foreclosures, and the proceeds from those prepayments or foreclosures were invested in short-term instruments bearing interest at current prevailing rates (which we estimate for this purpose to be 1% per year), approximately $6.4 million would continue to be available, after payment of full dividends on our Series A, Series B and Series C preferred shares, for payment of dividends to holders of our Series D preferred shares and our common shares. Alternatively, if the net yield of our loan portfolio were to decline to an amount 1% lower than the pro forma net loan yield of 5.75% during the twelve-month period following the closing of this offering, approximately $5.5 million would continue to be available, after payment of full dividends on our Series A, Series B and Series C preferred shares, for payment to holders of our Series D preferred shares and our common shares. Upon completion of this offering, annual dividends of $4.4 million will be due on the Series D preferred shares.

The assumptions used in the analyses provided above were selected by us solely for illustrative purposes. Our actual future financial performance will be different from the performance described in this section; for example, the yield on our mortgage loans will not remain constant. We cannot assure you that we will not in fact experience adverse developments that materially impact our ability to pay full dividends on the Series D preferred shares.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003 on an actual basis, and as adjusted to give effect to the sale of the 2,400,000 Series D preferred shares we are offering and the application of the estimated proceeds from this offering as described in “Use of Proceeds.” You should read this table in conjunction with our financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2003
	Actual	As Adjusted(1)
	(In thousands)
Preferred shares, Series A, 10.50% noncumulative, exchangeable; $.01 par value; $1,000 liquidation value per share; 55,000 shares authorized; 55,000 shares issued and outstanding	$55,000	$55,000
Preferred shares, Series B, 8.875% noncumulative, exchangeable; $.01 par value; $25 liquidation value per share; 1,840,000 shares authorized, 1,680,000 shares issued and outstanding	42,000	42,000
Preferred shares, Series C, 5.7% noncumulative, convertible, exchangeable; $.01 par value; $1,000 liquidation value per share; 10,000 shares authorized; 7,000 shares issued and outstanding	7,000	7,000
Preferred shares, Series D, 7.25% noncumulative, exchangeable; $.01 par value; $25 liquidation value per share 2,400,000 shares authorized, 2,400,000 shares issued and outstanding	—	60,000
Common shares, $.01 par value, 50,000,000 shares authorized; 18,704,303 shares issued and outstanding at March 31, 2003 and 29,362,632 shares, as adjusted to reflect this offering	187	294
Additional paid-in capital	105,107	165,000
Retained earnings	107	107

Total stockholders’ equity	$209,401	$329,401

(1)	The as adjusted amounts reflect (a) our receipt and application of the gross proceeds from the current offering, as described elsewhere in this prospectus and giving effect to the Bank’s agreement to bear all costs of the offering, including underwriters’s discounts and commissions, and (b) the contribution by the Bank of an additional $60 million aggregate principal amount of mortgage loans in exchange for 10,658,329 additional shares of our common stock.

BUSINESS

General

We are a Nevada corporation formed in April 1999 for the purpose of raising cost-effective capital for the Bank. We are a majority owned subsidiary of the Bank. Under current banking regulations, our outstanding preferred shares are eligible to be treated as Tier 1 or Tier 2 capital in the consolidated financial statements of the Bank. Our principal business is to acquire and hold mortgage assets that will generate income for distribution to our shareholders. We expect this will continue to be our principal objective for the foreseeable future. We acquired all of the mortgage assets we currently hold in our loan portfolio from the Bank, and we anticipate that substantially all of our future acquisitions of mortgages will be from the Bank. We have been operating, and intend to continue to operate, so as to qualify as a REIT for federal and state income tax purposes. As a REIT, we generally will not be required to pay federal income tax if we distribute substantially all of our earnings to our shareholders and continue to meet a number of other requirements. As of March 31, 2003, we held loans acquired from the Bank with gross outstanding principal balances of $195.0 million. Our loan portfolio at March 31, 2003 consisted entirely of mortgage loans secured by single family properties, and all of those loans were either originated by the Bank or underwritten and purchased by the Bank in December 1998.

Liquidity And Capital Resources

Our principal liquidity needs will be (i) to fund the acquisition of additional mortgage loans as borrowers repay mortgage loans held by us and (ii) to pay dividends. We expect we will fund the acquisition of additional mortgage loans with the proceeds of principal repayments on our current portfolio of mortgage loans. Proceeds from interest payments will be reinvested in short-term fixed income securities until used for the payment of operating expenses and dividends. We do not anticipate that we will have any other material capital expenditures. We believe that cash generated from the payment of interest and principal on the mortgage assets will provide us with sufficient funds to meet our operating requirements and to pay dividends in accordance with the requirements to be taxed as a REIT for the foreseeable future.

General Description of Mortgage Assets

Current Mortgage Assets.    Our mortgage assets as of March 31, 2003 were mortgage loans originated or purchased by the Bank and secured by single family (one- to four-unit) homes. At March 31, 2003, the aggregate outstanding principal balance of those loans was $195.0 million.

Mortgage-Backed Securities.    We may from time to time acquire fixed-rate or variable-rate mortgage-backed securities representing interests in pools of mortgage loans. A portion of any such mortgage-backed securities may have been originated by the Bank by exchanging pools of mortgage loans for the mortgage-backed securities. The mortgage loans underlying the mortgage-backed securities will be secured by single family residential properties located throughout the United States.

We intend to acquire only investment grade mortgage-backed securities issued by agencies of the federal government or government sponsored agencies, such as the Federal Home Loan Mortgage Corporation (“FHLMC”), Fannie Mae and GinnieMae. We do not intend to acquire any interest-only, principal-only or similar mortgage-backed securities.

Residential Mortgage Loans.    The Bank originates and may from time to time acquire both conforming and nonconforming residential mortgage loans. Conventional conforming residential mortgage loans comply with the requirements for inclusion in a loan guarantee program sponsored by either the FHLMC or Fannie Mae. Substantially all of the residential mortgage loans that we purchase from the Bank are nonconforming because they have original principal balances that exceed the limits for FHLMC or Fannie Mae programs. We believe that all residential mortgage loans will meet the requirements for sale to national private mortgage conduit programs or other investors in the secondary mortgage market.

Each residential mortgage loan is evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on single family (one- to four-unit) residential properties, including shares allocated to a dwelling unit in a residential cooperative housing corporation. Residential real estate properties underlying residential mortgage loans consist of individual dwelling units, individual cooperative apartment units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses. We currently expect that most of the residential mortgage loans we acquire will be adjustable rate or intermediate fixed rate mortgage loans; however, we may also purchase longer term fixed rate residential mortgage loans.

Commercial Mortgage Loans.    While we do not currently own any commercial mortgage loans, we may from time to time in the future acquire commercial mortgage loans secured by multifamily buildings, industrial and warehouse properties, recreational facilities, office buildings, retail space and shopping malls, hotels and motels, hospitals, nursing homes or senior living centers. Upon completion of this transaction, we expect to acquire approximately $30.0 million of commercial mortgage loans secured by multifamily buildings. Our current policy is not to acquire any interest in a commercial mortgage loan if commercial mortgage loans would constitute more than 15% of our mortgage assets immediately following the acquisition. Unlike residential mortgage loans, commercial mortgage loans generally lack standardized terms. Commercial mortgage loans may also not be fully amortizing, meaning that they may have a significant principal balance or “balloon” payment due on maturity. Moreover, commercial properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties, generally giving rise to increased costs of compliance with environmental laws and regulations. There is no requirement regarding the percentage of any commercial real estate property that must be leased at the time the Bank acquires a commercial mortgage loan secured by commercial real estate property, and there is no requirement that commercial mortgage loans have third party guarantees.

The credit quality of a commercial mortgage loan may depend on, among other factors, the existence and structure of underlying leases, the physical condition of the property (including whether any maintenance has been deferred), the creditworthiness of tenants, the historical and anticipated level of vacancies and rents on the property and on other comparable properties located in the same region, potential or existing environmental risks, the availability of credit to refinance the commercial mortgage loan at or prior to maturity and the local and regional economic climate in general. Foreclosures of defaulted commercial mortgage loans are generally subject to a number of complicating factors, including environmental considerations, which are generally not present in foreclosures of residential mortgage loans.

Other Real Estate Assets.    We may invest up to 5% of the total value of our portfolio in assets eligible to be held by REITs other than those described above. In addition to commercial mortgage loans, these assets could include cash, cash equivalents and securities, including shares or interests in other REITs and partnership interests.

Management Policies and Programs

In administering our mortgage assets, the Bank has a high degree of autonomy. Our Board of Directors, however, has adopted certain policies to guide the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of our Board of Directors without a vote of our shareholders, including holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares.

Asset Acquisition Policies.    After the completion of this offering, we anticipate that we will from time to time continue to acquire additional mortgage assets. Although not required to do so, we expect to acquire all or substantially all of these mortgage assets from the Bank. As a majority owned subsidiary of the Bank, we acquire loans from the Bank at prices equal to the book values at which the loans are carried in the Bank’s financial statements. We believe that the prices we have paid generally approximate their fair value. In the future, we would expect these prices to approximate the fair value for recently originated loans; however the prices that we will pay will not be determined through arm’s-length transactions with third parties. Neither we nor the Bank currently have specific policies with respect to the purchase by us from the Bank of particular loans or pools of loans, other than our requirement that these assets must be eligible to be held by a REIT. We intend to acquire only performing loans from the Bank. We also periodically may acquire mortgage assets from unrelated third parties. To date, we have not entered into any arrangements or adopted any procedures by which we would purchase mortgage assets from unrelated third parties, and we have not entered into any agreements with third parties for the purchase of mortgage assets. The Bank has, however, purchased mortgage assets from unrelated third parties, and these assets are eligible to be purchased by us. We anticipate that we would purchase mortgage assets from unrelated third parties only if neither the Bank nor any of its affiliates had amounts or types of mortgage assets sufficient to meet our requirements. We currently anticipate that the mortgage assets that we purchase will primarily include single family mortgage loans and multifamily housing mortgages, although we may purchase commercial real estate mortgages and other types of mortgage assets. In addition, we may also from time to time acquire limited amounts of other assets eligible to be held by REITs.

In order to preserve our status as a REIT under the Internal Revenue Code, substantially all of our assets must consist of mortgage loans and other qualified assets of the type set forth in Section 856(c)(6)(B) of the Internal Revenue Code. The other qualifying assets include cash, cash equivalents and securities, including shares or interests in other REITs, although we do not currently intend to invest in shares or interests in other REITs. See “Federal Income Tax Consequences—Taxation of First Republic Preferred Capital Corporation.”

Additional Issuances of Preferred Shares.    We have made three offerings of our preferred shares prior to the sale of this offering of Series D preferred shares. Each time, we have acquired from the Bank mortgage assets with an outstanding principal balance equal to approximately two times the liquidation preference of the preferred shares we were selling. This will also be true for the sale of the Series D preferred shares. We fund these purchases with the proceeds of the offering and the issuance of our common shares to the Bank. We expect this ratio to continue in respect to any of our future offerings of preferred shares.

Capital and Leverage Policies.    If our Board of Directors decides that we require additional funding, we may seek to raise funds through additional equity offerings or debt financings. We also may seek to retain cash that otherwise would be used to pay dividends, but only after considering the consequences of such action under the provisions of the Internal Revenue Code requiring the distribution by a REIT of not less than 90% of its REIT taxable income and taking into account taxes that would be imposed on undistributed taxable income.

We will have no debt outstanding following consummation of the offering, and we do not currently intend to incur any indebtedness. Our organizational documents, however, do not contain any limitation on the amount or percentage of debt, funded or otherwise, that we may incur. Notwithstanding the foregoing, the terms of our preferred shares provide that we may not, without the approval of a majority of our independent directors, incur debt for borrowed money in excess of 25% of our total stockholders’ equity. Any debt incurred may include intercompany advances made by the Bank to us.

We also may issue additional series of preferred shares. We are prohibited, however, from issuing additional preferred shares ranking senior to the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the Series D preferred shares without consent of holders of at least two-thirds of each of the respective series of outstanding preferred shares. The Bank has advised us that, at the date of this prospectus, it owns 15,000 of our Series A preferred shares and that it may seek to acquire more of those shares. Because our articles of incorporation do not prohibit or otherwise restrict the Bank or its affiliates from holding or voting our preferred shares, the Bank may be in a position to significantly affect the outcome of any future vote by the holders of our preferred shares. We also are prohibited from issuing preferred shares ranking either senior or equal to the Series A preferred shares, the Series B preferred shares, the Series C preferred shares or the Series D preferred shares without the approval of a majority of our independent directors. Other than the Series D preferred shares, we do not currently intend to issue any additional series of preferred shares.

Credit Risk Management Policies.    We intend that each mortgage loan acquired by us from the Bank or any other party will represent a first lien position and will be originated in the ordinary course of the originator’s real estate lending activities based on the underwriting standards generally applied (at the time of origination) for the originator’s own account. We also intend that all mortgage assets held by us will be serviced pursuant to our servicing agreement with the Bank, which requires servicing in conformity with accepted secondary market standards, with any servicing guidelines promulgated by us and, in the case of the residential mortgage loans, with Fannie Mae and FHLMC guidelines and procedures.

Conflict of Interest Policies.    Because of the nature of our relationship with the Bank, conflicts of interest will arise with respect to certain transactions, including, without limitation, our acquisition of mortgage assets from the Bank and the modification of the advisory agreement or the servicing agreement. Despite this potential, it is our policy, and the policy of the Bank, to keep the terms of any financial dealings with the Bank consistent with those available from unrelated third parties in the mortgage lending industry. In addition, neither the advisory agreement nor the master loan purchase and servicing agreement may be modified or terminated without the approval of a majority of the independent directors.

Conflicts of interest between us and the Bank also will arise in connection with making decisions that bear upon the credit arrangements that the Bank may have with a borrower. Additional conflicts will arise in connection with actions taken by the Bank as our controlling shareholder. It is our intention and the intention of the Bank that any agreements and transactions between us, on the one hand, and the Bank, on the other hand, including without limitation the servicing agreement, are fair to both parties and are consistent with market terms for such types of transactions. The master loan purchase and servicing agreement provides that the Bank must perform foreclosures and dispositions of the mortgage loans with a view toward maximizing the recovery by us, and that the servicer must service the mortgage loans with a view towards our interests. The requirement in the terms of the Series D preferred shares that certain of our actions be approved by a majority of the independent directors is also intended to ensure fair dealings between us and the Bank. There can be no assurance, however, that any such agreement or transaction in fact will be on terms as favorable to us as would have been obtained from unaffiliated third parties.

There are no provisions in our articles of incorporation limiting any officer, director, security holder or affiliate of ours from having any direct or indirect interest in any mortgage assets to be acquired or disposed of by us or in any transaction in which we have an interest or from engaging in acquiring, holding or managing such mortgage assets. As described elsewhere in this prospectus, we expect that the Bank will have direct interests in transactions with us, including without limitation, the transfer of mortgage assets to us. We do not currently anticipate, however, that any of our officers or directors will have any interests in such mortgage assets.

Insurance Policies.    The Bank follows what it believes to be standard practices in the mortgage banking industry by requiring borrowers to obtain and thereafter to maintain insurance covering fire and casualty losses in respect of the mortgaged properties, but not requiring insurance coverage for natural disasters such as earthquakes. We believe that the properties underlying the mortgage loans we hold are adequately insured for these types of losses.

Financial Statements.    We intend to prepare and distribute to shareholders (i) annual reports containing financial statements prepared in accordance with GAAP and certified by our independent auditors and (ii) quarterly unaudited financial statements. Since January 2002, we have prepared and filed on a quarterly basis reports on Forms 10-Q and 10-K with the SEC.

Other Policies.    We do not intend to make direct investments in real estate or to own other interests in real estate, except as a result of foreclosure proceedings related to our mortgage loans. We do not intend to invest in securities such as bonds, preferred stock and common stock or in the securities of or other interests in entities engaged in real estate activities, although we are permitted under REIT guidelines to invest up to 5% of our portfolio in eligible real estate securities, including shares or interests in other REITs and partnership interests. We intend to operate in a manner that will not subject us to regulation under the Investment Company Act of 1940. We do not intend to (i) invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) underwrite securities of other issuers, (iii) actively trade in loans and other investments, (iv) offer securities in exchange for property, or (v) make loans to third parties, including without limitation, officers, directors or other affiliates of ours. We may, under certain circumstances, purchase the Series B preferred shares or any other series of our preferred shares or common shares in the open market or otherwise.

We have no present intention of repurchasing any shares of our capital stock, and any action of this type would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT, and only upon approval by our Board of Directors.

We currently intend to make investments and operate our business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. Future economic, market, legal, tax or other considerations, however, may cause the Board of Directors, subject to approval by a majority of the independent directors, to determine that it is in our best interests and in the best interest of our shareholders to revoke our REIT status.

We do not currently intend to borrow money or issue securities senior to the Series D preferred shares, or to otherwise incur any indebtedness in connection with our operations. We reserve the right, however, to do so at anytime, although indebtedness in excess of 25% of our total stockholders’ equity may not be incurred without the approval of a majority of our independent directors.

The investment and operating policies described above may be revised from time to time at the discretion of our Board of Directors without a vote of our shareholders.

Description of Loan Portfolio

General.    All of the mortgage loans currently held by us, and 75% of the loans to be acquired by us on completion of this offering, are secured by single family residential properties. The remaining 25% of the loans to be acquired by us on completion of this offering will be secured by multifamily properties. Except for certain home loans purchased by the Bank in 1998, all of the mortgage loans held by us and all of the mortgages to be acquired by us on completion of this offering were originated by the Bank in the ordinary course of its real estate lending activities. At March 31, 2003, the aggregate outstanding principal balance of our existing mortgage loan portfolio was approximately $195.0 million. At the completion of this offering, we will acquire additional mortgages with an aggregate outstanding principal balance of approximately $120 million. Of these additional mortgages, approximately $30 million in aggregate principal amount are mortgage loans secured by multifamily buildings and approximately $90 million are single family mortgage loans.

In the remainder of this section, we have provided information regarding (i) our actual mortgage portfolio as it existed at March 31, 2003, (ii) the mortgage loan portfolio we intend to acquire from the Bank at the completion of this offering with outstanding principal balances updated to April 30, 2003, and (iii) our aggregate mortgage loan portfolio, adjusted as if the additional $120 million of mortgage loans we intend to acquire at the completion of this offering had been acquired by us at March 31, 2003 instead of at the completion of this offering. This aggregate portfolio is sometimes referred to below as the “pro forma loan portfolio.” From these dates until completion of this offering, the mortgages in these portfolios have changed principally due to repayments and interest rate adjustments, but those changes are not material in the aggregate to the presentation of information included in this section describing our loan portfolio.

The loans in our pro forma loan portfolio have a weighted average remaining term of approximately 24 years and generally bear interest at rates ranging from 4.00% to 8.00% per annum, with a weighted average note rate of 5.75% per annum. Those loans were originated between October 1983 and April 2003, and generally have original terms to stated maturity of either 15 or 30 years. The weighted average number of months since origination of the loans (calculated as of March 31, 2003) was 39 months. The weighted average “loan-to-value ratio” of these loans was approximately 52% at March 31, 2003. “Loan-to-Value Ratio” means the ratio (expressed as a percentage) of the current principal amount of a mortgage loan to the lesser of (i) the most recent appraised value of the underlying mortgage property, and (ii) if the mortgage loan was made to finance the acquisition of a property, the purchase price of the mortgaged property.

The provisions governing our mortgage loans include “due-on-sale” clauses, which prevent the unauthorized transfer of property serving as collateral for the residential mortgage loan and accelerate the obligation to repay the entire outstanding principal balance of the loan or any such transfer.

Residential Mortgage Loans.    Each of the following types of residential mortgage loan products, which are more fully described below, is held in our mortgage loan portfolio: Monthly Eleventh District COFI ARM, Six-Month Eleventh District COFI ARM, One-Year Treasury ARM, 5/1 Year ARM, 7/1 Year ARM, 10/1 Year ARM, 15-Year Fixed and 30-Year Fixed.

A majority of the loans in our pro forma loan portfolio are adjustable rate mortgages or loans that become adjustable after an initial period, and 29% (by principal balance) of these loans bear interest at rates that adjust within one year. An additional 52% of these mortgage loans bear interest at rates that will adjust after an initial period during which the interest rate is fixed. The interest rate in an “adjustable rate mortgage,” or “ARM,” is typically tied to an index (either COFI—the “cost of funds index”—or the One Year Treasury Index or “CMT”), and is adjustable periodically. ARMs are typically subject to lifetime interest rate caps and periodic interest rate caps.

“Gross Margin,” with respect to a residential mortgage loan that is an ARM, means the applicable fixed percentage that is added to the applicable index to calculate the current interest rate paid by the borrower of such residential mortgage loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is not applicable to longer term fixed rate residential mortgage loans.

The interest rate of each type of ARM product included in the mortgage loans (such as the COFI ARMS and the One-Year Treasury, or CMT, ARMs) periodically adjusts subject to lifetime interest rate caps, to minimum interest rates and, in the case of most ARMs, to maximum periodic adjustment increases or decreases, each as specified in the mortgage note relating to the ARM. Mortgage loans that we purchase after consummation of the offering may be subject to different interest rate caps and minimum interest rates.

Each ARM loan bears interest at its initial interest rate until its first rate adjustment date. Except for the Monthly Eleventh District COFI ARMs, effective with each rate adjustment date the monthly principal and interest payment on an adjustable rate mortgage loan will be adjusted to an amount that will fully amortize the then-outstanding principal balance of such residential mortgage loan over its remaining term to stated maturity and that will be sufficient to pay interest at the adjusted interest rate. As of March 31, 2003, approximately 65% of the principal balance of the loans in our pro forma loan portfolio allow the mortgagor to repay at any time some or all of the outstanding principal balance of the mortgage loan without a fee or penalty.

Of the $315 million of mortgage loans held in our pro forma loan portfolio, 52% are automatically convertible mortgage loans (such as the 5/1 Year ARM, the 7/1 Year ARM and 10/1 Year ARM). The interest rate for these automatically convertible mortgage loans is fixed at an initial rate for a certain amount of years (five to ten years in the case of the loans referenced above), after which time the loan generally converts to a One-Year ARM and the interest rate adjusts annually thereafter as if the residential mortgaged loan were a One-Year ARM with a lifetime interest rate cap.

The following tables set forth additional data with respect to the types of residential mortgage loan we hold. The information is provided separately for (i) the loans actually held by us as of March 31, 2003, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Type of Residential Mortgage Loan Product

Held in Our $195 Million Actual Loan Portfolio as of March 31, 2003

(Dollars in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Principal Balance	Remaining Term(2) (in months)	Gross Margin(2)	Term(2) (in months)	Months to Next Reset(2)
ARM Loans:
COFI	4.77%	44	$35,852	18%	290	2.51%	360	2
CMT	4.65	36	28,267	14	278	2.54	350	7
Libor	3.15	2	1,331	1	309	1.98	360	3
Prime	5.00	1	1,802	1	307	1.00	360	1

Total ARMs	4.70	83	67,252	34	285	2.48	356	4
Intermediate Fixed:
13 months to 36 months	6.77	25	12,339	6	313	2.60	360	22
37 months to 60 months	6.42	89	59,740	31	334	2.14	359	41
Greater than 60 months	6.38	24	15,174	8	304	2.61	345	76

Total Intermediate Fixed	6.46	138	87,253	45	325	2.30	356	44

Total Adjustables	5.69	221	154,505	79	307	2.38%	356	27

Fixed Rate Loans	6.93	91	40,502	21	225		277

Total Loans	5.92%	312	$195,007	100%	290		340

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

Type of Residential Mortgage Loan Product

Held in the $120 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

(Dollars in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Principal Balance	Remaining Term(2) (in months)	Gross Margin(2)	Term(2) (in months)	Months to Next Reset(2)
ARM Loans:
COFI	5.18%	20	$18,934	15%	209	2.51%	236	2
CMT	5.09	7	3,370	3	128	2.80	179	5
Libor	4.86	4	2,480	2	160	2.43	172	5
12 MAT	7.50	1	797	1	48	2.75	120	6

Total ARMs	5.21	32	25,581	21	189	2.55	219	3
Intermediate Fixed:
13 months to 36 months	5.25	1	4,500	4	357	2.25	360	33
37 months to 60 months	5.42	71	54,826	45	328	2.27	354	55
Greater than 60 months	5.43	24	15,524	13	351	2.31	354	94

Total Intermediate Fixed	5.41	96	74,850	62	335	2.28	354	62

Total Adjustables	5.36	128	100,431	83	298	2.34%	320	47

Fixed Rate Loans	6.07	61	19,883	17	271		285

Total Loans	5.48%	189	$120,314	100%	293		314

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

Type of Residential Mortgage Loan Product

Held in the $315 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

(Dollars in thousands)

Type	Net Interest Rate(1)	Number of Loans	Principal Balance	Percentage of Principal Balance	Remaining Term(2) (in months)	Gross Margin(2)	Term(2) (in months)	Months to Next Reset(2)
ARM Loans:
COFI	4.91%	64	$54,786	17%	262	2.51%	317	2
CMT	4.70	43	31,637	10	262	2.57	332	7
Libor	4.27	6	3,811	1	212	2.27	238	4
12 MAT	7.50	1	797	—	48	2.75	120	6
Prime	5.00	1	1,802	1	307	1.00	360	1

Total ARMs	4.84	115	92,833	29	258	2.50	318	4
Intermediate Fixed:
13 months to 36 months	6.37	26	16,839	5	325	2.51	360	25
37 months to 60 months	5.94	160	114,566	37	331	2.20	357	48
Greater than 60 months	5.90	48	30,698	10	328	2.46	350	85

Total Intermediate Fixed	5.98	234	162,103	52	330	2.29	355	52

Total Adjustables	5.56	349	254,936	81	303	2.37%	342	35

Fixed Rate Loans	6.65	152	60,385	19	240		280

Total Loans	5.75%	501	$315,321	100%	291		330

(1)	Net of servicing fees retained by the Bank.
(2)	Weighted averages.

The following tables set forth additional data with respect to the interest rates of our residential mortgage loans. The information is provided separately for (i) the mortgage loans actually held by us as of March 31, 2003, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Interest Rates of Mortgage Loans

Held in Our $195 Million Actual Loan Portfolio as of March 31, 2003

(Dollars in thousands)

Net Interest Rate to Company	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than 4.00%	10	$8,504	4%
4.00 to 4.49	16	16,906	9
4.50 to 4.99	22	16,953	9
5.00 to 5.49	34	25,313	13
5.50 to 5.99	26	16,707	9
6.00 to 6.49	60	29,562	15
6.50 to 6.99	78	46,401	23
7.00 to 7.49	51	28,294	15
7.50 to 7.99	10	3,459	2
8.00% and above	5	2,908	1

Total	312	$195,007	100%

Interest Rates of Mortgage Loans

Held in the $120 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

(Dollars in thousands)

	Single Family			Multifamily			Total
Net Interest Rate to Company	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than 4.00%	—	$—	0%	4	$6,149	20%	4	$6,149	5%
4.00 to 4.49	—	—	0	11	10,607	35	11	10,607	9
4.50 to 4.99	—	—	0	1	1,984	7	1	1,984	2
5.00 to 5.49	82	63,977	71	6	2,556	8	88	66,533	54
5.50 to 5.99	35	17,153	19	3	1,078	4	38	18,231	15
6.00 to 6.49	11	4,417	5	3	3,486	12	14	7,903	7
6.50 to 6.99	7	672	1	1	503	2	8	1,175	1
7.00 to 7.49	9	3,125	3	6	2,825	9	15	5,950	5
7.50 to 7.99	5	411	0	1	478	2	6	889	1
8.00% and above	3	473	1	1	420	1	4	893	1

Total	152	$90,228	100%	37	$30,086	100%	189	$120,314	100%

Interest Rates of Mortgage Loans

Held in the $315 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

(Dollars in thousands)

Net Interest Rate to Company	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than 4.00%	14	$14,653	5%
4.00 to 4.49	27	27,513	9
4.50 to 4.99	23	18,937	6
5.00 to 5.49	122	91,846	29
5.50 to 5.99	64	34,938	11
6.00 to 6.49	74	37,465	12
6.50 to 6.99	86	47,576	15
7.00 to 7.49	66	34,244	11
7.50 to 7.99	16	4,348	1
8.00% and above	9	3,801	1

Total	501	$315,321	100%

Underwriting Standards.    The Bank has represented to us that all of the mortgage loans in our portfolio, including the mortgages to be acquired by us on completion of this offering and the mortgages originated by a party other than the Bank, were originated or subsequently underwritten generally in accordance with the underwriting policies customarily employed by the Bank during the period in which the mortgage loans were originated or purchased by the Bank, as applicable.

In the mortgage loan approval process, the Bank assesses both the borrower’s ability to repay the mortgage loan and, in the appropriate cases, the adequacy of the proposed security. Credit policies and procedures are established by the Board of Directors of the Bank, which delegates credit approval to certain executives and senior credit officers in accordance therewith.

The approval process for all types of mortgage loans includes on-site appraisals of the properties securing such loans and a review of the applicant’s financial statements and credit, payment and banking history, financial statements of any guarantors, and tax returns of guarantors of commercial mortgage loans. The Bank generally lends up to 80% of the appraised value of single family residential dwellings to be owner-occupied. The maximum loan-to-value ratio generally applied by the Bank to multifamily or commercial mortgage loans has been 75% of the lesser of the appraised value of the property or the sale price.

The Bank requires title insurance policies protecting the priority of the Bank’s liens for all mortgage loans and also requires fire and casualty insurance for mortgage loans. Generally, for any residential mortgage loan in an amount exceeding 80% of the appraised value of the security property, the Bank currently requires mortgage insurance from an independent mortgage insurance company.

Substantially all fixed-rate mortgage loans originated by the Bank contain a “due-on-sale” clause providing that the Bank may declare a mortgage loan immediately due and payable in the event, among other things, that the borrower sells the property securing the loan without the consent of the Bank. The Bank’s ARMs generally are assumable by a borrower determined to be qualified by the Bank.

Geographic Distribution.    Approximately 72% of the outstanding principal balance of our $315 million pro forma loan portfolio is secured by properties located in California. Consequently, our loan portfolio will be particularly affected by adverse developments in California, including economic, political and business developments and natural catastrophes such as storms or earthquakes, to the extent any such developments may affect the ability or willingness of property owners in that state to make payments of principal and interest on our mortgage loans.

The following tables set forth additional data with respect to the geographic distribution of the single family homes and multifamily properties that serve as collateral for our mortgage loans. The information is provided separately for (i) the mortgage loans actually held by us as of March 31, 2003, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Geographic Distribution of Mortgage Loans

Held in Our $195 Million Actual Loan Portfolio as of March 31, 2003

(Dollars in thousands)

	Number of Loans	Principal Balance	Percentage of Total Principal Balance
San Francisco County and North Bay Area	108	$68,861	35%
San Francisco Peninsula, East Bay & South Bay Area	50	30,008	16
Los Angeles County	32	23,441	12
All Other California	28	18,081	9

Total California	218	140,391	72

New York	51	23,817	12
Connecticut	8	7,287	4
Colorado	4	3,905	2
Utah	2	2,479	1
Massachusetts	4	2,185	1
Florida	4	2,178	1
New Jersey	3	1,770	1
Other	18	10,995	6

Total	312	$195,007	100%

Geographic Distribution of Mortgage Loans

Held in the $120 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

(Dollars in thousands)

	Single Family			Multifamily			Total
	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
San Francisco County and North Bay Area	36	$31,901	35%	25	$22,113	73%	61	$54,014	44%
San Francisco Peninsula, East Bay & South Bay Area	22	14,440	16	1	1,093	4	23	15,533	13
Los Angeles County	19	10,955	12	8	3,517	12	27	14,472	12
All Other California	14	3,384	4	1	2,083	7	15	5,467	5

Total California	91	60,680	67	35	28,806	96	126	89,486	74

New York	33	18,948	22	1	860	3	34	19,808	16
Massachusetts	4	2,110	2	—	—	—	4	2,110	2
Florida	10	1,174	1	—	—	—	10	1,174	1
Connecticut	2	884	1	—	—	—	2	884	1
New Jersey	3	1,173	1	—	—	—	3	1,173	1
Colorado	1	162	—	—	—	—	1	162	—
Other	8	5,097	6	1	420	1	9	5,517	5

Total	152	$90,228	100%	37	$30,086	100%	189	$120,314	100%

Geographic Distribution of Mortgage Loans

Held in the $315 Million Pro Forma Loan Portfolio We Will Hold on Completion of This Offering

(Dollars in thousands)

	Number of Loans	Principal Balance	Percentage of Total Principal Balance
San Francisco County and North Bay Area	169	$122,875	39%
San Francisco Peninsula, East Bay & South Bay Area	73	45,541	14
Los Angeles County	59	37,913	12
All Other California	43	23,548	7

Total California	344	229,877	72

New York	85	43,625	14
Connecticut	10	8,171	3
Colorado	5	4,067	1
Massachusetts	8	4,295	1
Florida	14	3,352	1
New Jersey	6	2,943	1
Utah	2	2,479	1
Pennsylvania	3	2,254	1
Other	24	14,258	5

Grand Total	501	$315,321	100%

Loan Size.    The Bank has historically emphasized and specialized in the origination of loans that are nonconforming as to size. The following table presents information with respect to the outstanding mortgage loan balance of our residential mortgage loans. The information is provided separately for (i) the mortgage loans actually held in our portfolio at March 31, 2003, (ii) the mortgage loans we will acquire from the Bank on completion of this offering and (iii) the pro forma loan portfolio.

Size of Mortgage Loans

Held in Our $195 Million Actual Loan Portfolio as of March 31, 2003

(Dollars in thousands)

Current Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than $100,000	12	$1,039	1%
$100,000 to $249,999	62	11,038	6
$250,000 to $499,999	85	29,603	15
$500,000 to $999,999	90	65,249	33
$1,000,000 to $1,999,999	57	70,867	36
$2,000,000 to $2,999,999	4	9,074	5
$3,000,000 to $3,999,999	1	3,330	2
Greater than $4,000,000	1	4,807	2

Total	312	$195,007	100%

Size of Mortgage Loans

Held in the $120 Million Additional Loan Portfolio to be Acquired on Completion of This Offering

(Dollars in thousands)

	Single Family			Multifamily			Total
Current Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than $100,000	21	$1,462	2%	1	$75	—%	22	$1,537	1%
$100,000 to $249,999	25	3,996	4	3	617	2	28	4,613	4
$250,000 to $499,999	42	15,215	17	11	4,600	16	53	19,815	16
$500,000 to $999,999	45	32,716	36	12	7,805	26	57	40,521	34
$1,000,000 to $1,999,999	12	16,328	18	7	9,375	31	19	25,703	21
$2,000,000 to $2,999,999	4	9,558	11	2	4,284	14	6	13,842	12
$3,000,000 to $3,999,999	2	6,453	7	1	3,330	11	3	9,783	8
Greater than $4,000,000	1	4,500	5	—	—	—	1	4,500	4

Total	152	$90,228	100%	37	$30,086	100%	189	$120,314	100%

Size of Mortgage Loans

Held in the $315 Million Pro Forma Loan Portfolio We will Hold on Completion of This Offering

(Dollars in thousands)

Current Principal Balance	Number of Loans	Principal Balance	Percentage of Total Principal Balance
Less than $100,000	34	$2,576	1%
$100,000 to $249,999	90	15,651	5
$250,000 to $499,999	138	49,418	16
$500,000 to $999,999	147	105,770	33
$1,000,000 to $1,999,999	76	96,570	31
$2,000,000 to $2,999,999	10	22,916	7
$3,000,000 to $3,999,999	4	13,113	4
Greater than $4,000,000	2	9,307	3

Total	501	$315,321	100%

Loan-to-Value Ratios; Insurance.    The residential mortgage loans having loan-to-value ratios of greater than 80% are insured under primary mortgage guaranty insurance policies. At the time of origination of the residential mortgage loans, each of the primary mortgage insurance policy insurers was approved by Fannie Mae or FHLMC. A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each residential mortgage loan in an amount equal to the maximum replacement cost of the improvements securing such residential mortgage loan or the principal balance of such residential mortgage loan, whichever is less. If the residential real estate property underlying a residential mortgage loan is located in a flood zone, the loan may also be covered by a flood insurance policy as required by law. We will not maintain any special hazard insurance policy or mortgagor bankruptcy insurance with respect to residential mortgage loans, nor will any residential mortgage loan be insured by the Federal Housing Administration or guaranteed by the Veterans Administration.

Servicing

The mortgage loans will be serviced by the Bank pursuant to the terms of the servicing agreement. The Bank, as servicer, will retain a service fee equal to 0.25% per year calculated monthly based on the gross outstanding principal balances of loans in our loan portfolio.

The master loan purchase and servicing agreement requires the Bank to service the mortgage loans in a manner generally consistent with accepted secondary market practices, with any servicing guidelines promulgated by us and, in the case of residential mortgage loans, with Fannie Mae and FHLMC guidelines and procedures. The master loan purchase and servicing agreement requires the Bank to service the mortgage loans with a view toward our interests. The Bank collects and remits principal and interest payments, administers mortgage escrow accounts, submits and pursues insurance claims and initiates and supervises foreclosure proceedings on the mortgage loans it services. The Bank also provides accounting and reporting services required by us for the mortgage loans. The master loan purchase and servicing agreement requires the Bank to follow collection procedures customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property disposition in the event of unremedied defaults in accordance with servicing guidelines promulgated by us. The Bank may from time to time transfer, assign and sell all of its servicing obligations under the master loan purchase and servicing agreement, subject to our reasonable consent.

The Bank is required to pay all expenses related to the performance of its duties under the master loan purchase and servicing agreement. The Bank is required to make advances of the taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan serviced by it, unless it determines that such advances are nonrecoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If advances are made, the Bank generally is reimbursed prior to our receipt of the proceeds of the mortgage loan. The Bank also is entitled to reimbursement for expenses incurred by it in connection with the liquidation of defaulted mortgage loans serviced by it and in connection with the restoration of mortgaged property. The Bank is responsible to us for any loss suffered as a result of the Bank’s failure to make and pursue timely claims or as a result of actions taken or omissions made by the Bank that cause the policies to be canceled by the insurer. The Bank may institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise, hold mortgage proceeds for our benefit and acquire title to mortgaged property underlying a mortgage loan by operation of law or otherwise in accordance with the terms of the servicing agreement. The Bank does not, however, have the authority to enter into contracts in our name.

We may terminate the master loan purchase and servicing agreement upon the occurrence of one or more events specified in the master loan purchase and servicing agreement. These events relate generally to the Bank’s proper and timely performance of its duties and obligations under the master loan purchase and servicing agreement. As long as any Series D preferred shares remain outstanding, we may not terminate the master loan purchase and servicing agreement without the approval of a majority of the independent directors.

As is customary in the mortgage loan servicing industry, the Bank will be entitled to retain any late payment charges, prepayment fees, penalties and assumption fees collected in connection with the mortgage loans serviced by it. The Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to us and from interest earned on tax and insurance impound funds with respect to mortgage loans serviced by it.

When any mortgaged property underlying a mortgage loan is conveyed by a mortgagor, the Bank generally will enforce any “due-on-sale” clause contained in the mortgage loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular mortgage loan or applicable law, however, may provide that the Bank is prohibited from exercising the “due-on-sale” clause under certain circumstances related to the security underlying the mortgage loan and the buyer’s ability to fulfill the obligations under the loan. Upon a formal assumption of a mortgage loan by a permitted transferee, a fee equal to a specified percentage of the outstanding principal balance of the mortgage loan is often required, which will be retained by the Bank as additional servicing compensation.

Employees

We currently have no employees. We do, however, have five officers who are described further below under “Management.” We do not anticipate that we will require any employees because we have retained the Bank to perform certain functions pursuant to the advisory agreement described below under “Management — The Advisory Agreement.” Each of our officers currently is also an employee and/or director of the Bank. We maintain corporate records and audited financial statements that are separate from those of the Bank. Currently, none of our officers, directors or employees has any direct or indirect pecuniary interest in any mortgage asset we own and we do not expect any of our officers, directors or employees to have any direct or indirect pecuniary interest in any mortgage asset we acquire or dispose of in any transaction in which we have an interest or will engage in acquiring, holding and managing mortgage assets.

Competition

We do not engage in the business of originating mortgage loans. While we do intend to acquire additional mortgage assets, we anticipate that these additional mortgage assets will be acquired from the Bank. Accordingly, we do not compete or expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring our mortgage assets. The Bank, from which we will purchase most or all of our mortgage assets, will face competition from these organizations.

Legal Proceedings

We are not the subject of any material litigation. Neither we nor the Bank is currently involved in nor, to our knowledge, currently threatened with any material litigation with respect to our mortgage assets or the assets we expect to acquire with the proceeds of this offering.

SELECTED FINANCIAL DATA

The following table sets forth certain financial data for the three months ended March 31, 2003 and 2002, the years ended December 31, 2002, 2001 and 2000 and the period from inception (April 19, 1999) to December 31, 1999. The selected data presented below under the captions “Selected Balance Sheet Data” and “Selected Financial Information,” except for the ratio of earnings to fixed charges, for and as of the end of the periods ended December 31, 2002, 2001, 2000 and 1999, are derived from our financial statements, which have been audited by KPMG LLP, independent accountants. The financial statements as of December 31, 2002 and 2001, and for each of the years ended December 31, 2002, 2001 and 2000, and the report thereon, are included in this prospectus, beginning on page F-1. The information presented below under the caption “Selected Asset Quality Information” is unaudited. The selected data presented below under the caption “Selected Balance Sheet Data” at March 31, 2003 and under the caption “Selected Financial Information” at and for the three-month periods ended March 31, 2003 and 2002 are derived from our unaudited financial statements that reflect, in the opinion of our management, all adjustments of a normal recurring nature necessary for presentation of financial condition and results of operations. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2003. The selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

	March 31, 2003	As of December 31,
		2002	2001	2000	1999
	(Dollars in thousands)
Selected Balance Sheet Data:
Assets:
Cash and short-term investments	$14,975	$22,296	$9,880	$3,400	$4,045
Single family mortgage loans, net	194,807	187,679	116,751	109,195	108,119
Other assets	1,206	1,201	729	699	640
Receivable from First Republic Bank	—	—	21	—	—

Total assets	$210,988	$211,176	$127,381	$113,294	$112,804

Liabilities:
Dividends payable on common stock	$—	$2,044	$2,053	$1,976	$1,488
Dividends payable on preferred stock	1,543	—	—	—	—
Other payables	44	38	34	24	22

Total liabilities	1,587	2,082	2,087	2,000	1,510

Stockholders’ equity:
Series A preferred stock	55,000	55,000	55,000	55,000	55,000
Series B preferred stock	42,000	42,000	—	—	—
Series C preferred stock	7,000	7,000	7,000	—	—
Common stock	187	187	112	100	100
Additional paid-in capital	105,107	105,107	63,182	56,194	56,194
Retained earnings	107	—	—	—	—
Dividends in excess of retained earnings	—	(200)	—	—	—

Total stockholders’ equity	209,401	209,094	125,294	111,294	111,294

Total liabilities and stockholders’ equity	$210,988	$211,176	$127,381	$113,294	$112,804

Selected Assets Quality Information:
Nonperforming loans	$—	$—	$—	$—	$—
Other real estate owned	$—	$—	$—	$—	$—
Loans 90+ days past due and in accrual status	$1,802 (1)	$—	$—	$—	$—
Nonperforming assets, as a percent of total assets	—%	—%	—%	—%	—%
Loans 90+ days past due and in accrual status, as a percent of total assets	0.85%	—%	—%	—%	—%

(1)	This represents a single loan, which was brought current on May 16, 2003.

	For the Three Months Ended March 31,				Year Ended December 31,						Period from Inception (April 19, 1999) to December 31, 1999
	2003		2002		2002		2001		2000
	(Dollars in thousands)
Selected Financial Information:
Interest income:
Interest on loans	$2,811		$2,763		$11,799		$7,941		$7,583		$4,735
Interest on short-term investments	44		39		154		240		293		199

Total interest income	2,855		2,802		11,953		8,181		7,876		4,934
Provision for loan losses	—		—		200		—		—		—
Operating expenses	73		65		246		141		125		77

Net income	2,782		2,737		11,507		8,040		7,751		4,857
Preferred stock dividends	2,475		2,237		9,663		5,987		5,775		3,369

Net income available to common stockholders	$307		$500		$1,844		$2,053		$1,976		$1,488

Ratio of earnings to fixed charges and preferred stock dividends	1.12	x	1.22	x	1.19	x	1.34	x	1.34	x	1.44	x

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended March 31, 2003 and 2002

Net income was $2,782,000 for the first quarter of 2003, compared to $2,737,000 for the first quarter of 2002. The primary reason for the increase in interest income and net income in 2003 compared to 2002 was higher average earning assets related to the issuance of the Series B preferred shares. The ratio of earnings to fixed charges was 1.12x and 1.22x for the three months ended March 31, 2003 and 2002, respectively. Dividend payments are 100% of fixed charges.

Interest Income

Interest income was $2,855,000 for the first quarter of 2003, compared to $2,802,000 for the first quarter of 2002, due to an increase in average interest-earning assets. The weighted average yield on earning assets was 5.45% for the first quarter of 2003, compared to 5.96% for the first quarter of 2002 and 5.82% for the year 2002.

The following table sets forth the yields on earning assets for the periods indicated.

	Three Months Ended March 31,
	2003			2002
	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield
	($ in thousands)
Loans	$197,062	$2,811	5.71%	$178,745	$2,763	6.18%
Short-term investments	12,647	44	1.38%	9,387	39	1.67%

Total interest-earning assets	$209,709	$2,855	5.45%	$188,132	$2,802	5.96%

Loan portfolio yields were 5.71% for the first quarter of 2003, compared to 6.18% for the first quarter of 2002. The interest rates on adjustable rate loans vary with market rates, which dropped during 2002 and the first quarter of 2003.

The Bank retains an annual servicing fee of 25 basis points on the gross average outstanding principal balance of our loan portfolio that the Bank services, which reduces the interest income that we receive. For the quarters ended March 31, 2003 and 2002, loan servicing fees were $104,000 and $94,000, respectively. We also incur advisory fee expenses payable to the Bank under our advisory agreement with the Bank. For 2002, we incurred advisory fees of $50,000. The Board of Directors voted to increase the advisory fee for 2003 to $75,000. Advisory fees for the quarters ended March 31, 2003 and 2002 were $19,000 and $13,000, respectively.

Other operating expenses consisted primarily of credit agency fees and audit fees. For the quarters ended March 31, 2003 and 2002, credit agency fees were $6,000 and $11,000, respectively, and auditing fees were $26,000 and $27,000, respectively.

Financial Condition

At March 31, 2003 and December 31, 2002, interest-bearing deposits consisted entirely of a money market account held at the Bank. Generally, the balance in this account reflects principal and interest received on the mortgage loan portfolio.

The loan portfolio at March 31, 2003 and December 31, 2002 consisted entirely of single family mortgage loans acquired from the Bank. We anticipate that in the future we will continue to acquire all of our loans from the Bank.

A loan is placed on nonaccrual status when any installment of principal or interest is over 90 days past due, except for single family loans that are well secured and in the process of collection, or when we determine that the ultimate collection of all contractually due principal or interest is unlikely.

As of March 31, 2003 and December 31, 2002, there were no nonaccrual loans or loans that were troubled debt restructurings. In addition, at March 31, 2003 and December 31, 2002, there were no accruing loans that were contractually past due more than 90 days.

As of March 31, 2003, we had one loan for $1.8 million that was 90 days delinquent. The current loan-to-value ratio for this loan was approximately 67%, and we consider this loan to be well secured and in the process of collection.

The following table provides information with respect to our allowance for loan losses.

	Three Months Ended March 31, 2003	Year Ended December 31, 2002
	($ in thousands)
Allowance for Loan Losses:
Balance, beginning of period	$200	$—
Provision charged to expense	—	200
Chargeoffs	—	—
Recoveries	—	—

Balance, end of period	$200	$200

Average loans for the period	$197,062	$195,904
Total loans at period end	$195,007	$187,879
Ratio of allowance for loan losses to total loans	0.10%	0.11%

During the first quarter of 2003, we recorded no additional provision for loan losses. As of March 31, 2003, our allowance for loan losses was 0.10% of total loans.

Significant Concentration of Credit Risk

Concentration of credit risk generally arises with respect to our loan portfolio when a number of borrowers engage in similar business activities, or activities in the same geographical region. Concentration of credit risk indicates the relative sensitivity of our performance to both positive and negative developments affecting a particular industry. The balance sheet exposure to geographic concentrations directly affects the credit risk of the loans within the loan portfolio.

At March 31, 2003, 51% of our loans were secured by properties located in the San Francisco Bay Area, 12% in Los Angeles County, 9% in other parts of California, 17% in New York and contiguous states, and 11% in other parts of the United States. At March 31, 2003, the weighted average loan-to-value ratio for the mortgage portfolio was approximately 50%, based on the appraised values of the properties at the time the loans were originated.

The following table presents an analysis of our loan portfolio at March 31, 2003 by major geographic location.

	San Francisco Bay Area	Los Angeles County	Other Calif Areas	Greater New York City Area	Other	Total
	($ in thousands)
Mortgage loans	$98,870	$23,441	$18,082	$32,872	$21,742	$195,007
Percent by location	51%	12%	9%	17%	11%	100%

Liquidity and Capital Resources

Our principal liquidity needs are to fund the acquisition of additional mortgage assets as borrowers repay mortgage assets and to pay dividends. We will continue to fund the acquisition of additional mortgage loans with the proceeds of principal repayments on our current portfolio of mortgage loans. Proceeds from interest payments will be reinvested until used to pay operating expenses and dividends. We do not anticipate that we will have any other material capital expenditures. The cash generated from the payment of interest and principal on the mortgage assets should provide sufficient funds for operating requirements and to pay dividends in accordance with the requirements to be taxed as a REIT for the foreseeable future.

Results of Operations—Year Ended December 31, 2002, 2001, and 2000

Net income was $11,507,000 for 2002, $8,040,000 for 2001, and $7,751,000 for 2000. The primary reason for the increase in net income in 2002 compared to 2001 and 2000 was because of higher average earning assets acquired with the proceeds from the issuance of Series B preferred shares in January 2002.

The following table sets forth the yields on our earning assets for the periods indicated:

	2002			2001			2000
	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield	Average Balance	Interest Income	Yield
	(Dollars in thousands)
Loans	$195,904	$11,799	6.02%	$113,929	$7,941	6.97%	$107,995	$7,583	7.05%
Short-term investments	9,417	154	1.63	6,570	240	3.65	4,868	293	5.92

Total earning assets	$205,321	$11,953	5.82%	$120,499	$8,181	6.79%	$112,863	$7,876	7.00%

The weighted average yield on interest-earning assets was 5.82% for 2002, 6.79% for 2001, and 7.00% for 2000. Loan portfolio yields were 6.02%, 6.97%, and 7.05%, respectively. The interest rate on our adjustable rate loan varies with market rates and increased during 2000, before declining in 2001 and 2002.

The average balance of short-term investments was $9.4 million, $6.6 million, and $4.9 million for the years ended December 31, 2002, 2001, and 2000, respectively. The average yield on the interest-bearing money market account was 1.63% in 2002, 3.65% in 2001, and 5.92% in 2000. The yields on both loans and money market account peaked in 2000 because the general level of interest rates peaked at the end of 2000.

Interest income is affected by changes in volume and changes in rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on assets.

The following table sets forth, for the periods indicated, a summary of the changes in interest earned resulting from changes in average asset balances (volume) and changes in average interest rates. Where significant, the changes in interest due to both volume and rate have been allocated to the changes due to volume and rate in proportion to the relationship of absolute dollar amounts in each. Tax-exempt income from short-term investments is presented on a tax-equivalent basis.

	2002 vs. 2001			2001 vs. 2000
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Increase (decrease) in interest income:
Loans	$5,151	$(1,293)	$3,858	$440	$(82)	$358
Short-term investments	93	(179)	(86)	88	(141)	(53)

Total increase (decrease)	$5,244	$(1,472)	$3,772	$528	$(223)	$305

We incur advisory fee expenses payable to the Bank. The Bank retains an annual servicing fee of 25 basis points on the gross average outstanding principal balance of our loan portfolio, which reduces the interest income that we receive. For 2002, 2001, and 2000, the Bank earned service fees on our loans of $428,000, $281,000, and $275,000, respectively. We have entered into an advisory agreement with the Bank for services the Bank renders on our behalf for which was paid $50,000 per annum. For each period ended December 31, 2002, 2001, and 2000, we paid advisory fees of $50,000. The Board has approved an increase in advisory fees to $75,000 for 2003.

Other operating expenses were primarily credit agency fees and audit fees. Collectively, these fees and other lesser operating expenses were $196,000, $91,000, and $75,000 for the year ended December 31, 2002, 2001, and 2000, respectively. During the year ended December 31, 2002, 2001, and 2000, credit agency fees were $33,000, $45,000, and $47,000, respectively. Auditing fees for the year ended December 31, 2002, 2001 and 2000 were $66,000, $30,000, and $21,000, respectively.

Financial Condition

At December 31, 2002 and 2001, our interest-bearing deposits consisted entirely of a money market account held at the Bank. Generally, the balance in this account reflects principal and interest received on our mortgage loan portfolio.

Our loan portfolio at December 31, 2002 and 2001 consisted entirely of single family mortgage loans purchased from the Bank. We anticipate that in the future we will continue to purchase all of our loans from the Bank. The Bank is also the servicer of the loan portfolio under a servicing agreement.

We place an asset on nonaccrual status when any installment of principal or interest is over 90 days past due, except for single family loans that are well secured and in the process of collection, or when we determine the ultimate collection of all contractually due principal or interest is unlikely.

As of December 31, 2002 and 2001, we had no nonaccrual loans or loans that were troubled debt restructurings. In addition, at December 31, 2002 and 2001, we had no accruing loans that were contractually past due 90 days or more.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We service both our fixed-rate dividend obligation to preferred stockholders and operating expenses by the collection of interest income from our mortgage loans. To facilitate meeting our dividend payments, which are 100% of our fixed charges, we have maintained an average earning asset balance approximately equal to two times the liquidation preference of our outstanding preferred shares. At December 31, 2002, our loan portfolio consisted of 39% adjustable rate loans, 39% intermediate fixed loan and 22% fixed rate loans (all as a percentage of the total principal amount outstanding). In a declining interest rate environment, lower levels of interest income may result because prepayment of higher yielding mortgage loans may occur and, as a result, we may be required to reinvest in lower yielding mortgage loans. Adjustable rate loans may also experience a downward adjustment of the indices upon which the interest rates on loans are based. The speed at which interest income may fall on adjustable rate loans is primarily dependent upon the index the loans are tied to and the frequency of the loan rate adjustment. Of the loan portfolio at December 31, 2002, interest rates for 21% of all of our mortgage loans, based on principal balances, are tied to the 11th District Cost of Funds Index (COFI), which is a lagging index that tends to respond much more slowly to changes in the general rate environment than a market rate index such as the prime rate.

The following table reflects the outstanding loan portfolio at December 31, 2002 by its interest index type:

	Balance	Net Coupon(1)(2)	Month to Next Reset(1)	Percentage of Portfolio
	(Dollars in thousands)
ARM Loans:
COFI	$39,388	5.11%	2	21%
CMT	31,701	5.16	7	16
Libor	1,802	5.00	1	1
Prime	1,331	3.45	1	1

Total ARMs	74,222	5.09	4	39

Intermediate fixed:
13 months to 36 months	14,505	6.67	21	8
37 months to 60 months	40,940	6.74	37	22
Greater than 60 months	16,217	6.47	77	9

Total intermediate fixed	71,662	6.66	43	39

Total adjustable rate loans	145,884	5.86	23	78
Fixed rate loans	41,995	6.93	223	22

Total loans	$187,879	6.10	68	100%

(1)	Weighted average.
(2)	Net of servicing fee retained by the Bank.

The following table sets forth the interest rate sensitive assets categorized by repricing dates and weighted average rates at December 31, 2002. Currently, we do not have any interest rate sensitive liabilities. For adjustable rate instruments, the repricing date is deemed to be the earliest possible interest rate adjustment date. For fixed rate products, the repricing date is the maturity date. Assets that are subject to immediate repricing are included in the 0-6 Months column.

	0-6 Months	7-12 Months	1-3 Years	3-5 Years	Over 5 Years	Non Re- Pricing Items	Total
Cash and investments	$22,296	$—	$—	$—	$—	$—	$22,296
Loans	58,273	20,048	18,852	36,069	54,637	—	187,879
Other assets	—	—	—	—	—	1,001	1,001

Total assets	$80,569	$20,048	$18,852	$36,069	$54,637	$1,001	$211,176

Other liabilities	$—	$—	$—	$—	$—	$2,082	$2,082
Stockholders’ equity	—	—	—	—	—	209,094	209,094

Total liabilities and equity	$—	$—	$—	$—	$—	$211,176	$211,176

Repricing GAP-positive (negative)	$80,569	$20,048	$18,852	$36,069	$54,637	$(210,175)

Cumulative repricing GAP:
Dollar amount	$80,569	$100,617	$119,469	$155,538	$210,175

Percent of total assets	38.2%	47.6%	56.6%	73.7%	99.5%

We do not intend to sell mortgage loans. Furthermore, we continue our policy of not engaging in business activities related to foreign currency transactions or commodity based instruments and have not made any investments in equity securities subject to price fluctuations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2003, the number and percentage of outstanding common shares, Series A preferred shares, Series B preferred shares and Series C preferred shares beneficially owned by (i) all persons known by us to own more than five percent of such shares; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our executive officers and directors as a group. The persons or entities named in the table have sole voting and sole investment power with respect to each of the shares beneficially owned by such person or entity. The calculations were based on a total of 18,704,303 common shares, 55,000 Series A preferred shares, 1,680,000 Series B preferred shares and 7,000 Series C preferred shares outstanding as of March 31, 2003.

	Common Shares		Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
First Republic Bank 111 Pine Street San Francisco, California 94111	18,694,463	99.9%	15,000	27.3%	—	—%	—	—%

Farm Bureau Life Insurance Company 5400 University Avenue Des Moines, Iowa 50266-5977	—	—%	5,000	9.1%	—	—%	—	—%

Roslyn Savings Bank One Jericho Plaza P.O. Box 9005 Jericho, New York 11753-8905	—	—%	5,000	9.1%	—	—%	—	—%

Marshall Capital Management, Inc. 11 Madison Avenue New York, New York 10010	—	—%	—	—%	—	—%	7,000	100.0%

Executive Officers and Directors:

James J. Baumberger (2)(3)	80	*	—	—%	12,000	0.7%	—	—%

Thomas A. Cunningham(3)					—	—%	—	—%

Edward J. Dobranski(2)(3)	80	*	—	—%	—	—%	—	—%

Jerry Lykins(3)	—	—	—	—%	12,000	0.7%	—	—%

Julie N. Miyachi(2)(3)	80	*	—	—%	400	*	—	—%

Willis H. Newton, Jr.(2)(3)	80	*	—	—%	—	—%	—	—%

Diann Ward(2)	80	*	—	—%	—	—%	—	—%

Kent R. Willson(3)	—	—%	—	—%	2,100	0.1%	—	—%

All executive officers and directors as a group (8 persons)	400	*	—	—%	26,500	1.6%	—	—%

*	Less than 1/10 of 1%.
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o First Republic Preferred Capital Corporation, 111 Pine Street, San Francisco, California 94111.
(2)	Executive officer.
(3)	Director.

MANAGEMENT

Directors and Executive Officers

As the holder of substantially all of our common shares, the Bank has the right to elect our directors, including our independent directors. Our Board of Directors consists of seven members, including three independent directors. Pursuant to the terms of the Series D preferred shares, the independent directors will consider the interests of the holders of both the preferred shares and the common shares in determining whether any proposed action requiring their approval is in our best interests. We currently have five officers, and we estimate that they will continue to spend between 5% and 10% of their time managing our business. We have no employees and do not anticipate requiring employees.

Our directors and executive officers are listed below. Each director or officer has served in his/her capacity since our inception in April 1999, except for Mr. Willson who was elected in December 2001.

Name	Age	Position and Offices Held
James J. Baumberger	60	President, Director
Thomas A. Cunningham	68	Director
Edward J. Dobranski	52	Vice President, General Counsel, Director
Jerry Lykins	67	Director
Julie N. Miyachi	45	Vice President, Operations and Reporting, Director
Willis H. Newton, Jr.	54	Vice President, Chief Financial Officer, Treasurer, Director
Diann Ward	47	Assistant Vice President, Corporate Secretary
Kent R. Willson	80	Director

The following is a summary of the experience of our executive officers and directors:

Mr. Baumberger is Senior Consultant to the Bank. He has been employed by the Bank and its predecessors since May 1990. He is currently a Director of the Bank. From December 1993 until October 1996, Mr. Baumberger was President of First Republic Savings Bank, an FDIC insured financial institution. Mr. Baumberger has been involved in banking and real estate lending in the Las Vegas, Nevada area for more than thirty years.

Mr. Cunningham is retired. From 1986 to 1994, he was President of the California Thrift Guarantee Corporation. Previously Mr. Cunningham held senior executive positions in several banking institutions. He was a member of the U.S. Marine Corp. until 1971. From 1988 to 1998, Mr. Cunningham served as a Director of the Bank and one of its predecessor financial institutions.

Mr. Dobranski joined the Bank in 1992 and has served as Senior Vice President and General Counsel since that time. Mr. Dobranski currently serves as the Secretary of the Bank and has been the Bank’s Compliance Officer. From 1980 to 1987, Mr. Dobranski was Vice President and Senior Counsel at Wells Fargo Bank. From 1987 to 1992, he was in private law practice in San Francisco specializing in banking, real estate and corporate law.

Mr. Lykins is a retired mortgage banker. His career included executive and operational management responsibilities in both California and Nevada for Mason McDufrie. From 1994 until 1998, Mr. Lykins was a Director of the Bank and one of its predecessor financial institutions.

Ms. Miyachi has been Director of Financial Analysis and Planning in the executive offices of the Bank since 1994. In such capacity, she has assisted executive management of the Bank in complex analysis of business operations. Ms. Miyachi has over nineteen years experience with the accounting, reporting, analysis and planning of mortgage oriented financial institutions.

Mr. Newton is Executive Vice President and Chief Financial Officer of the Bank and has held such position since August 1988. Previously, Mr. Newton was Vice President and Controller of Homestead Financial and was a Certified Public Accountant with KPMG LLP for nine years.

Ms. Ward joined the Las Vegas, Nevada office of the Bank in 1995 and is manager of loan servicing. She has responsibility for the investor reporting and remittance functions of the Bank’s mortgage loan servicing functions. She has been involved in servicing loans for over twenty years.

Mr. Willson has been retired since 1985. During his career as an electrical, mechanical and safety engineer, he was chief engineer for the Kaiser Permanente Foundation and a consultant for private organizations and government agencies. From 1989 to 1998, Mr. Willson served as a director of the Bank and one of its predecessor financial institutions.

Independent Directors

The terms of the Series D preferred shares require that, as long as any Series D preferred shares are outstanding, certain actions by us be approved by a majority of our independent directors. In order to be considered “independent,” a director must not be or have been in the last three years one of our officers or employees or a director, officer or employee of the Bank or an affiliate of the Bank. Members of our Board of Directors elected by holders of preferred shares, including the Series D preferred shares, will not be deemed to be independent directors for purposes of approving actions requiring the approval of a majority of the independent directors. See “Description of the Series D Preferred Shares—Independent Director Approval.” Mr. Cunningham, Mr. Lykins and Mr. Willson are currently our independent directors.

If at the time of any of our annual shareholder meetings, we have failed to pay or declare and set aside for payment a full quarterly dividend during any of the four preceding quarterly dividend periods on any series of our preferred shares, including the Series D preferred shares, the number of directors then constituting our Board of Directors will be increased by two, and the holders of Series D preferred shares, voting together with the holders of any other outstanding series of preferred shares as a single class at that meeting, will be entitled to elect the two additional directors to serve on our Board of Directors. Any member of our Board of Directors elected by holders of our preferred shares will not be deemed to be an independent director for purposes of the actions requiring the approval of a majority of the independent directors.

Audit Committee

Our Board of Directors has established an audit committee that reviews the engagement of independent accountants and their independence. The audit committee also reviews the adequacy of our internal accounting controls. The audit committee consists of our three independent directors: Messrs. Cunningham, Lykins and Willson.

Compensation of Directors and Officers

We pay independent directors fees for their services as directors. The independent directors receive a fee of $1,000 for attendance (in person or by telephone) at each regular meeting of the Board of Directors and $500 for attendance at each meeting of the Audit Committee.

We do not pay any compensation to our officers or employees or to our directors who are not independent directors.

Limitation of Liability and Indemnification of Directors and Officers

Our bylaws provide for the maximum indemnification permitted by law. This includes mandatory indemnification of our directors, officers, employees and agents substantially identical to the indemnification allowed by Subsections 1 and 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statues or any successor statute (the “NGCL”). Our bylaws further provide that we must pay the expenses incurred in defending any action suit or proceeding, whether civil, criminal, administrative or investigative, as such expenses are incurred by an indemnified party, and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking, by or on behalf of the indemnified party to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified pursuant to our bylaws.

Subsection 1 of Section 78.7502 of the NGCL empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney’s fees), judgments, fines and amount paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement or conviction or upon a plea of no contest or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reason to believe his actions were unlawful.

Subsection 2 of Section 78.7502 of the NCGL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he was or is a director, officer, agent or employee of the corporation or is or was serving at the request of the corporation as a director, officer, agent or employee of another business entity, against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above. No indemnification may be made, however, for any claim, issue or matter as to which such person has been adjudged to be liable to the corporation or for any amount paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsection (1) or (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 78.751 of the NGCL provides, in part, that any indemnification provided for by Section 78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. The statue does not limit the amount of indemnification provided unless a final adjudication establishes that the indemnified party’s acts involved intentional misconduct, fraud or a knowing violation of law and were material to the cause of action, unless indemnification was ordered by a court pursuant to Section 78.7502 of the NGCL or was advanced pursuant to subsection 2 of Section 78.751 of the NGCL. Finally, Section 78.751 provides that any indemnification or advancement of expenses authorized by or ordered by a court pursuant to Section 78.751 continues as to directors, officer, employees or agents who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NGCL empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation is authorized to indemnify him against such liabilities. We have not purchased a separate insurance policy, but our directors and officers are covered by the Bank’s liability insurance policy.

Our directors, officers, employees and agents, because they are also directors, officers, employees and agents of the Bank, are also entitled to be indemnified by the Bank for liabilities incurred in their capacity as our directors, officers, employees and agents pursuant to a provision contained in the Bank’s bylaws. Because the Bank is organized under Nevada law, the provisions of the NGCL described above also apply to these indemnification rights.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Advisory Agreement

We have an advisory agreement with the Bank pursuant to which the Bank administers our day-to-day operations. As advisor, the Bank is responsible for, among other things, (i) monitoring the credit quality of our mortgage assets, (ii) advising us with respect to the reinvestment of income from, and principal payments on, our mortgage assets and with respect to the acquisition, management, financing and disposition of our mortgage assets and (iii) monitoring our compliance with the requirements necessary to qualify as a REIT for federal income tax purposes. The Bank may from time to time subcontract all or a portion of its obligations under the advisory agreement to one or more of its affiliates involved in the business of mortgage finance and the administration of mortgage assets. The Bank may, with the approval of a majority of our Board of Directors as well as a majority of our independent directors, subcontract all or a portion of its obligations under the advisory agreement to unrelated third parties. The Bank may not, in connection with the subcontracting of any of its obligations under the advisory agreement, be discharged or relieved in any respect from its obligations under the advisory agreement.

The Bank has substantial experience in the mortgage lending industry, both in the origination and in the servicing of mortgage loans. At March 31, 2003, the Bank owned approximately $2.1 billion of single family mortgage loans and $1.7 billion of other loans secured by real estate. In its single family mortgage loan business, the Bank originates loans and then sells the loans to investors in the secondary market, while generally retaining the rights to service the loans. Historically, the Bank has also purchased servicing rights on single family mortgage loans. At March 31, 2003, in addition to loans serviced for its own portfolio, the Bank serviced single family mortgage loans having an aggregate principal balance of approximately $2.9 billion.

The advisory agreement had an initial term of one year, and has been and will be renewed for additional one-year periods unless we terminate the agreement, which we may do at any time upon 90 days’ prior written notice to the Bank. The Bank cannot refuse our request to renew the agreement. As long as any preferred shares remain outstanding, any decision by us either to renew the advisory agreement or to terminate the advisory agreement must be approved by a majority of our Board of Directors, as well as by a majority of our independent directors. The Bank is entitled to receive an annual advisory fee equal to $75,000 payable in equal quarterly installments with respect to the advisory and management services. That fee may be increased with the approval of a majority of our Board of Directors, including a majority of our independent directors.

Master Loan Purchase and Servicing Agreement

Our mortgage loans will be serviced by the Bank pursuant to the terms of the servicing agreement discussed above. The Bank will receive a servicing fee equal to 0.25% per year calculated monthly based on the gross outstanding principal balances of the loans in our loan portfolio. As a result of our relationship with the Bank, certain conflicts of interest arise with respect to transactions, including future acquisitions of mortgage assets from the Bank, servicing mortgage loans, future dispositions of mortgage assets to the Bank, and the renewal, termination or modification of the advisory agreement or the master loan purchase and servicing agreement.

The principal executive offices of the Bank, as advisor and servicer, are located at 111 Pine Street, San Francisco, California 94111, and its telephone number is (415) 392-1400.

DESCRIPTION OF THE SERIES D PREFERRED SHARES

As of June 13, 2003, we are authorized under our charter to issue 10,000,000 shares of preferred stock, of which 55,000 10½% Series A noncumulative preferred shares, 1,680,000 8.875% Series B noncumulative preferred shares and 7,000 5.7% Series C noncumulative exchangeable preferred shares are outstanding, and an additional 160,000 Series B preferred shares and 3,000 Series C preferred shares are reserved for issuance.

The following summary description contains a discussion of all material terms of the Series D preferred shares and is qualified in its entirety by reference to the certificate of designations relating to the Series D preferred shares.

Series D Preferred Shares

The Series D preferred shares form a series of our preferred shares. Currently, there are no Series D preferred shares outstanding. When issued, the Series D preferred shares will be fully paid and non-assessable. The holders of the Series D preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series D preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series D preferred shares are not convertible into any of our other securities. The Series D preferred shares will be exchanged on a forty-for-one basis for preferred shares of the Bank if directed by the FDIC or the Nevada Commissioner under certain circumstances. The Series D preferred shares will rank senior to our common shares and equal in ranking to our Series A preferred shares, our Series B preferred shares, our Series C preferred shares and, to the extent outstanding in the future, any other preferred shares that rank equal to the Series D preferred shares, as to dividend rights and rights upon liquidation. Upon our liquidation, any obligations to our creditors at that time would rank senior to the Series D preferred shares.

Dividends

Holders of Series D preferred shares will be entitled to receive, if, when and as authorized and declared by our Board of Directors out of assets legally available therefor, cash dividends at the rate of 7.25% per year of the liquidation preference, equivalent to $1.8125 per share per year. If authorized and declared, dividends on the Series D preferred shares shall be payable quarterly in arrears on March 30, June 30, September 30 and December 30 in each year, commencing on September 30, 2003, to holders of record at the close of business on such record date, not more than 45 days nor less than 10 days preceding the applicable dividend payment date. The amount of dividends, if declared, payable for the initial period or any period shorter than a full dividend period will be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period.

The right of holders of Series D preferred shares to receive dividends is noncumulative. Accordingly, if our Board of Directors fails to declare a dividend on the Series D preferred shares for a dividend period, then holders of the Series D preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series D preferred shares, any other series of preferred shares or our common shares. If less than full dividends are declared on the Series D preferred shares by the Board of Directors for a dividend period, the holders of the Series D preferred shares will have no right to receive the amount of undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series D preferred shares, any other series of preferred shares or our common shares.

We anticipate that, in most situations in which funds are available, our Board of Directors will find it desirable to declare dividends on the Series D preferred shares because (i) we must pay dividends equal to at least 90% of our REIT taxable income each year in order to preserve our tax status as a REIT and (ii) as described below, the holders of our common shares generally will not be entitled to receive dividends for years in which full dividends on the Series D preferred shares are not paid.

If full dividends are not paid or set aside for payment on any of our preferred shares for any dividend period, the authorization, declaration, payment or setting aside of funds for payment of dividends on our common shares will be prohibited for that period and at least the following periods totaling one year. Once amounts equal to the full dividends on all of our preferred shares are paid for all dividend periods falling within a tax year; however, we may declare a special dividend and make payments in that tax year on the common shares if our Board of Directors determines it is necessary in order to preserve our status as a REIT for federal income tax purposes. If our Board of Directors determines dividend payments on our common shares are necessary in order to preserve our status as a REIT, and full dividend payments for that tax year have not been paid or set aside for payment to all of our preferred shares, a dividend payment must be paid or set aside for payment to the holders of our preferred shares prior to any dividend payment being made to holders of common shares.

Authority to Issue Additional Shares

We may increase the number of our authorized shares if authorized by the vote of the holders of a majority of our common shares. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the designations, preferences, voting powers, qualifications and participating, optional or other special rights of these additional shares. A vote of the holders of 67% of each series of preferred shares is required, however, to create a class or series of shares that would rank senior to that series of preferred shares with regard to payment of dividends or distribution of assets. A majority of our independent directors (or both of our independent directors if there are only two) must approve the issuance of additional preferred shares that would rank senior or equal to the Series D preferred shares. If in the future the Bank and/or its affiliates purchase any Series D preferred shares, the Bank would have the same right to vote the shares as any other shareholder.

Automatic Exchange

Each Series D preferred share will be automatically exchanged for one-fortieth of one newly issued preferred share of the Bank with a liquidation preference of $1,000 per share if:

•	the Bank becomes undercapitalized under applicable regulations of the FDIC;

•	the Bank is placed into bankruptcy, reorganization, conservatorship or receivership; or

•	the FDIC or the Nevada Commissioner directs such exchange because in its sole discretion, and even if the Bank is not undercapitalized, it anticipates the Bank becoming undercapitalized in the near term.

Upon the automatic exchange, each holder of Series D preferred shares will be unconditionally obligated to surrender to the Bank the certificates representing all the holder’s Series D preferred shares, and the Bank will be unconditionally obligated to issue to the holder, in exchange for each Series D preferred share, a certificate representing one-fortieth of one preferred share of the Bank. Any Series D preferred shares purchased or redeemed by us prior to the time of exchange as described below will not be deemed outstanding and will not be subject to the automatic exchange. The Bank has unconditionally agreed to issue preferred shares of the Bank in the automatic exchange and to reserve sufficient shares of Series D preferred shares to do that. The Bank will file with the Secretary of State of the State of Nevada a certificate establishing the preferred shares of the Bank that would be issued in any exchange immediately prior to completion of this offering.

The automatic exchange will occur as of 8:00 a.m. Eastern Time on the earliest possible business day on which such an exchange could occur following the exchange triggering event, as evidenced by the issuance by the Bank of a press release prior to that time. As of the time of exchange, all of the Series D preferred shares will be deemed canceled without any further action by us, all rights of the holders of our Series D preferred shares as shareholders of First Republic Preferred Capital Corporation will cease, and the holders will immediately be deemed to be the holders of preferred shares of the Bank. We will mail notice of the occurrence of the exchange event to each recordholder of Series D preferred shares within 30 days of the event. The Bank will deliver to each recordholder certificates for preferred shares of the Bank upon surrender of certificates for Series D preferred shares. Until the replacement stock certificates are delivered, or in the event the replacement certificates are not delivered, certificates previously representing Series D preferred shares will be deemed for all purposes to represent preferred shares of the Bank. All corporate action necessary for the Bank to issue the preferred shares of the Bank will be completed upon completion of this offering. Accordingly, once the Bank issues its press release, no action will be required to be taken by holders of Series D preferred shares, by the Bank or by us, in order to effect the automatic exchange.

Although we have Series A preferred shares, Series B preferred shares and Series C preferred shares outstanding, the Bank does not have any preferred shares outstanding as of the date of this prospectus. If the automatic exchange occurs, the preferred shares of the Bank to be issued and those issued upon exchange of our outstanding Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares would constitute 100% of the issued and outstanding preferred shares of the Bank, unless the Bank has otherwise issued preferred shares. Holders of a series of preferred shares of the Bank would have the equivalent dividend rights, liquidation preference, redemption provisions and other attributes as to the Bank as holders of such series of Series D preferred shares have as to us, except that there would not be any provisions for an automatic exchange or redemption related to tax events. The holders of the preferred shares of the Bank will have the same relationship to the holders of the other preferred shares of the Bank as they did to holders of our other series of preferred shares, except that 40 of our Series D preferred shares will be converted into one of the Bank’s preferred shares, which will then have voting and liquidation preferences equal to the Series A preferred shares, Series B preferred shares and the Series C preferred shares. Any accrued and unpaid dividends on the Series D preferred shares as of the time of exchange would be deemed to be accrued and unpaid dividends on the preferred shares of the Bank on a pro rata basis giving effect to the exchange ratio.

No registration statement with respect to the preferred shares of the Bank issuable in the automatic exchange has been or will be filed with the SEC, pursuant to the exemption from registration provided by Section 3(a)(2) of the Securities Act of 1933. The Bank does not intend to apply for listing of the preferred shares of the Bank on any national securities exchange or for quotation on the Nasdaq National Market or any other interdealer quotation system. As a result, a liquid trading market is unlikely to develop for the preferred shares of the Bank, if issued.

Holders of Series D preferred shares cannot exchange their Series D preferred shares for preferred shares of the Bank voluntarily. In addition, if the automatic exchange does not occur, holders of Series D preferred shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank. The rights conferred by the Series D preferred shares exist solely as to us, and not as to the Bank.

Voting Rights

Except as specified below or as otherwise expressly required by applicable law, the holders of Series D preferred shares will not be entitled to vote at any meeting of shareholders.

The consent of the holders of at least 67% of the outstanding Series D preferred shares will be required to:

•	create any class or series of shares that ranks, as to dividends or distribution of assets, senior to that series of Series D preferred shares; or

•	alter or change the provisions of our articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of the Series D preferred shares.

If, at the time of any annual meeting for the election of directors, we have failed to pay or set aside for payment full dividend payments during the four preceding quarterly dividend periods, the holders of all series of our preferred shares, voting together with all of our other outstanding preferred shares, will have the right to elect two additional directors (unless we already have two additional directors as a result of prior failures to declare, pay or set aside dividends). These directors will continue to serve until the later of his or her full term and the payment of six consecutive quarterly dividends on our outstanding preferred stock.

Redemption

The Series D preferred shares will not be redeemable before June 27, 2008, except as described below. On or after that date, the Series D preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice sent by mail, at a cash redemption price of $25 per share, plus the accrued and unpaid dividends (whether or not declared) from the beginning of the quarterly divided period in which the redemption occurs to the date of redemption, if any. Any redemption may only be effected with the prior approval of the FDIC, unless FDIC approval is not required at the time of redemption.

At any time before or after June 27, 2008, the Series D preferred shares may be redeemed with the prior written approval of the FDIC, and, if required by applicable law, the Nevada Commissioner, in whole but not in part, at a cash redemption price equal to $25 per share, plus accrued and unpaid dividends (whether or not declared) from the beginning of the dividend period in which the redemption occurs to the date of redemption, if there is a Tax Event and we receive an opinion of counsel to the effect that there is a material risk that dividends on our capital stock will not be fully deductible for federal income tax purposes or that we become or will become subject to more than an insignificant amount of taxes as a result of:

•	any change in the tax laws or the related regulations;

•	any judicial decision or other official administrative pronouncement; or

•	any change in the official position or the interpretation of any such judicial decision or other official administrative pronouncement.

If we would choose to redeem fewer than all outstanding preferred shares of the outstanding Series D preferred shares, the number of Series D preferred shares we redeem will be determined by the Board of Directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the Board of Directors or by any other method our Board of Directors determines is equitable and satisfies any applicable requirements of any securities exchange on which the Series D preferred shares are then listed.

Unless full dividends on the Series D preferred shares have been or are contemporaneously authorized, declared and paid, or authorized, declared and a sum sufficient for the payment thereof has been set apart for payment for the then current dividend period, no Series D preferred shares may be redeemed unless we redeem all outstanding Series D preferred shares, and we may not purchase or otherwise acquire any Series D preferred shares. We may, however, purchase or acquire preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D preferred shares. We may not redeem or set aside funds for any redemption of stock that ranks equal to the Series D preferred shares unless we also redeem, or set aside funds for redemption of, the number of Series D preferred shares whose liquidation preference bears the same relationship to the total liquidation preference of all Series D preferred shares as the liquidation of such parity stock to be redeemed bears to the total liquidation preference of all parity stock.

Rights Upon Liquidation

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the Series D preferred shares outstanding at the time will be entitled to receive out of our assets available for distribution to shareholders on an equal basis with holders of the Series A preferred shares, Series B preferred shares and the Series C preferred shares, before any distribution of assets is made to holders of common shares or any other class of shares ranking junior to the Series D preferred shares, distributions of $25 per share, plus any accrued and unpaid dividends (whether or not declared), if any, from the beginning of the dividend period in which the liquidation occurs to the date of liquidation. The rights of holders of the Series D preferred shares will rank junior, however, to our obligations to creditors.

After receiving the liquidating distributions, the holders of Series D preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the liquidation distributions on all outstanding Series D preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to the Series D preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Series D preferred shares and those other classes or series of capital stock ranking equal to the Series D preferred shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be entitled.

Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Independent Director Approval

The terms of the Series D preferred shares require that, as long as any Series D preferred shares are outstanding, a majority of the directors who are not our officers or employees or employees, directors, officers or affiliates of the Bank, approve certain actions. Independent directors may be former employees, directors or affiliates of the Bank. Any directors elected by the holders of our preferred shares are considered independent directors. The actions that require approval of a majority of the independent directors are (i) the issuance of additional preferred shares ranking senior or equal to the Series D preferred shares, (ii) the modification of the general distribution policy or the declaration of any distribution in respect of our common shares for any year if, after taking into account the proposed distribution, total distributions on our preferred shares and the common shares would exceed an amount equal to the sum of 105% of our “REIT taxable income” (excluding capital gains) for the year plus our net capital gains for that year, (iii) the acquisition of real estate assets other than mortgage assets, (iv) the redemption of any common shares, (v) the termination or modification of, or the election not to renew, the advisory agreement or the servicing agreement or the subcontracting of any duties under the servicing agreement or the advisory agreement to third parties unaffiliated with the Bank, (vi) our dissolution, liquidation or termination prior to June 27, 2008; (vii) the determination to revoke our REIT status; and (viii) the incurrence of debt for borrowed money other than debt in excess of 25% of our total shareholders’ equity. If there are only two independent directors these actions must be approved by both independent directors. Our articles of incorporation provide that, in determining whether any proposed action requiring their approval is in our best interests, the independent directors will consider both the interests of holders of common shares and preferred shares, including, without limitation, the Series D preferred shares.

Book Entry, Delivery and Form

The Series D preferred shares will be evidenced by a global Series D preferred share certificate that will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, record ownership of the global certificate may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

So long as Cede & Co., as the nominee of DTC, is the registered holder of the global certificate, Cede & Co. for all purposes will be considered the sole holder of the global certificate. Except as provided below, owners of beneficial interests in the global certificate will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders of certificates.

Payment of dividends on, or the redemption price of, the global certificate will be made to Cede & Co., the nominee for DTC, as the registered holder of the global certificate, by wire transfer of immediately available funds on each dividend payment date or redemption date. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global certificate, for maintaining, supervising or reviewing any records relating to the beneficial ownership interests or for the performance by DTC, or any organizations that are participants or indirect participants in DTC, of their respective obligations under the rules and procedures governing their operations.

Disbursements of distributions to participants shall be the responsibility of DTC. We have been informed by DTC that, with respect to any payment of dividends on, or the redemption price of, the global certificate, DTC’s practice is to credit any DTC participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the Series D preferred shares represented by the global certificate, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Series D preferred shares only), unless DTC has reason to believe that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Series D preferred shares represented by the global certificate held through the DTC participants will be the responsibility of such DTC participants, as is the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in Series D preferred shares represented by the global certificate to pledge their interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of their interest, may be affected by the lack of a physical certificate evidencing their interest.

Furthermore, the laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global certificate to certain persons may be limited.

DTC has advised us that it will take any action permitted to be taken by a holder of Series D preferred shares only at the direction of one or more DTC participants to whose account with DTC interests in the global certificate are credited and only in respect of the aggregate liquidation preferences of the Series D preferred shares represented by the global certificate as to which such DTC participant or DTC participants has or have given such direction. Redemption notices will be sent to DTC. If less than all of the Series D preferred shares are being redeemed, we understand that it is DTC’s existing practice to determine by lot the amount of the interest of each participant to be redeemed.

DTC has further advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934;

•	DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entry changes to accounts of its DTC participants, thereby eliminating the need for physical movement of certificates;

•	DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	certain DTC participants (or their representatives), together with other entities, own DTC; and

•	indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a DTC participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global certificate among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. The global certificate is exchangeable for definitive Series D preferred shares in registered certificated form if (i) DTC advises us in writing that it is no longer willing or able to properly discharge its responsibilities with respect to the global certificate, and we are unable to locate a qualified successor or (ii) we advise DTC in writing that we elect to terminate the book-entry system through DTC.

Transfer Agent

Mellon Investor Services LLC will act as registrar and transfer agent for the Series D preferred shares.

Registration of transfers of Series D preferred shares will be effected without charge by or on our behalf but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

After giving effect to this offering, our authorized capital stock will consist of:

•	50,000,000 common shares, 29,362,632 of which will be outstanding;

•	55,000 Series A preferred shares, all of which will be outstanding;

•	1,840,000 Series B preferred shares, 1,680,000 of which will be outstanding;

•	10,000 Series C preferred shares, 7,000 of which will be outstanding;

•	2,400,000 Series D preferred shares, all of which will be outstanding; and

•	5,695,000 undesignated preferred shares, none of which will be outstanding.

We have no present intent to issue any of our 3,000 authorized but unissued Series C preferred shares or any of our 160,000 authorized but unissued Series B preferred shares.

The following summary description contains a discussion of all the material terms of our capital stock and is qualified in its entirety by reference to our restated articles of incorporation and by-laws, as amended, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

Holders of our common shares are entitled to one vote per share on all matters to be voted on by our shareholders. Holders of our common shares are not entitled to cumulative voting rights. Therefore, the holders of a plurality of the shares voted in the election of directors can elect all of the directors then standing for election. The holders of common shares have no preemptive rights.

The holders of our common shares are entitled to receive the dividends, if any, as may be declared from time to time by our Board of Directors, subject to any preferential dividend rights of any outstanding preferred shares.

Upon our dissolution or liquidation, holders of our common shares will be entitled to receive all of our assets that are available for distribution to our shareholders, subject to the preferential rights of any preferred shares then outstanding.

There are no redemption or sinking fund provisions with respect to our common shares. All of our outstanding common shares are fully paid and non-assessable. There is no established trading market for our common shares, virtually all of which are owned by the Bank.

Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares

The rights, preferences and privileges of holders of Series A preferred shares, Series B preferred shares and Series C preferred shares are substantially the same as the terms of the Series D preferred shares with respect to voting rights, preemptive rights, priority of dividends, redemption date and preference upon liquidation, dissolution or winding up. The holders of the Series C preferred shares have the right to exchange their Series C preferred shares for the Bank’s common shares.

Undesignated Preferred Shares

Under our articles of incorporation, our Board of Directors is authorized to issue up to 10,000,000 preferred shares in one or more classes and to determine the preferences, voting powers, qualifications and special or relative rights or privileges of (i) any class of such preferred shares before the issuance of any shares of that class or (ii) one or more series within a class of such preferred shares before the issuance of any shares of that series. This authorization is subject to receipt of all applicable regulatory approvals and the rights of holders of outstanding preferred shares, if any, without further action of the shareholders. Of our 10,000,000 preferred shares, we have designated 55,000 as Series A preferred shares, 1,840,000 as Series B preferred shares, 10,000 as Series C preferred shares and 2,400,000 as Series D preferred shares, leaving 5,695,000 undesignated preferred shares.

Restrictions on Ownership and Transfer

To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of a taxable year, other than the first year, or during a proportionate part of a shorter taxable year. This requirement is known as the Five or Fewer Test.

In order to preserve our REIT status, our articles of incorporation, subject to certain exceptions, provide that no single person, which may include certain groups of persons, may beneficially own more than 9.8% of the aggregate amount of our outstanding common shares or preferred shares. This limit is called the aggregate equity share ownership limit. Under our articles of incorporation, a person generally is treated as beneficially owning shares if the person:

•	has direct or indirect ownership of the shares; or

•	has ownership of the shares pursuant to the constructive ownership rules of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Code.

Under these rules, beneficial owners of common shares of the Bank will be treated as beneficial owners of our capital stock and the value of those common shares of the Bank will be aggregated with the value of any of our preferred shares held by those owners for purposes of determining whether the aggregate equity share ownership limit is met. Any transfer of shares that would create a direct or indirect ownership of preferred shares or common shares in excess of the aggregate equity stock ownership limit, or that would result in our disqualification as a REIT, including any transfer that results in our shares being owned by fewer than 100 persons or results in our being closely held within the meaning of Section 856(h) of the Internal Revenue Code, will be null and void, and the intended transferee will acquire no rights to the preferred shares purportedly transferred. Our Board of Directors may, in its sole discretion, waive the aggregate equity share ownership limit if evidence satisfactory to the Board of Directors is presented that the changes in ownership will not jeopardize our REIT status and the Board of Directors otherwise decides that such action is in our best interest.

If any transfer of shares would not be effective for any reason, then the transfer of that number of shares that would otherwise cause any person to violate the aggregate equity share ownership limit or result in us failing to qualify as a REIT will be void and of no force or effect and the intended transferee shall acquire no rights in those shares. If any purported transfer of our common shares or preferred shares or any other event otherwise would result in any person violating the aggregate equity share ownership limit or in us failing to qualify as a REIT, then with respect to the purported transferee as to that number of shares in excess of the applicable limit, the prohibited transferee will acquire no right or interest in the excess common or preferred shares. Any such excess shares described above will be converted automatically into an equal number of shares of “excess stock” and transferred automatically, by operation of law, to a trust, the beneficiary of which will be one or more qualified charitable organizations selected by us. Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee of the trust (who will be designated by us and may not be affiliated with us or with any prohibited transferee or prohibited owner) will be required to sell the excess shares to a person or entity who could own such shares without violating the applicable limit, and distribute to the prohibited transferee an amount equal to the lesser of the price paid by the prohibited transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any such excess preferred shares by the trust, the trustee will be entitled to receive in trust for the beneficiary, all dividends and other distributions paid by us with respect to such excess shares. Any purported transfer of our common shares or preferred shares that would otherwise result in our capital stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code) will be void and of no force or effect and the intended transferee shall acquire no rights in those shares.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we, or our designee, accept such offer.

We will have the right to accept such offer until the trustee has sold the shares as described above. Upon such a sale to us, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

Our articles of incorporation require that any person who beneficially owns more than 0.5%, or any other percentage as may be required pursuant to applicable IRS or other regulations, of the outstanding shares of any class or series of our preferred shares, must provide us certain information within 30 days of June 30 and December 31 of each year. Each shareholder will also be required upon demand to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of preferred shares as our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine compliance with those provisions and requirements.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN SERIES D PREFERRED SHARES OF FIRST REPUBLIC PREFERRED CAPITAL CORPORATION (ALSO REFERRED TO THROUGHOUT THIS SECTION AS THE “COMPANY”). THIS SUMMARY IS BASED ON CURRENT LAW. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN SERIES D PREFERRED SHARES OF THE COMPANY MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF SERIES D PREFERRED SHARES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF SERIES D PREFERRED SHARES SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS “—TAXATION OF TAX-EXEMPT SHAREHOLDERS” AND  “—TAXATION OF NON-U.S. SHAREHOLDERS.” INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SERIES D PREFERRED SHARES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF SERIES D PREFERRED SHARES .

The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment or the tax consequences contained in this summary, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF: (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF SERIES D PREFERRED SHARES , INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES; (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES; AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company—General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1999. We believe that we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code and we intend to continue to be organized and operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

In the opinion of Clifford Chance US LLP, commencing with our taxable year ended December 31, 1999, the Company was organized and has operated in conformity with the requirements for qualification as a REIT, and its present and proposed method of operation, as represented by the Company, will enable it to meet the requirements for qualification as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including our representations concerning our business and properties as set forth in this prospectus and one or more factual certificates provided by our officers). The opinion is expressed as of its date and Clifford Chance US LLP has no obligation to advise us of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code as discussed below, the results of which will not be reviewed by Clifford Chance US LLP. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See “—Failure to Qualify.” An opinion of counsel is not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge our eligibility for taxation as a REIT.

The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

•	If we have: (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to: (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test; multiplied by (2) a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our shareholders is less than the sum of: (1) 85% of our ordinary income for the year; (2) 95% of our real estate investment trust capital gain net income for the year; and (3) any undistributed taxable income from prior periods.

•

If we acquire an asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the

C corporation, and we subsequently recognize gain on the disposition of the asset within the ten-year period beginning on the date on which we acquired the asset then, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of: (1) the fair market value of the asset; over (2) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will refrain from making an election under Treasury regulation Section 1.337(d)-7, so we will be treated in this manner on our tax return for the year in which we acquire an asset from a C corporation.

•	We will generally be subject to tax on the portion of any “excess inclusion” income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of our company to any of our tenants. See “REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of the Company for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust

General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to its owners;

(3)	that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4)	that is not a financial institution or an insurance company under the Internal Revenue Code;

(5)	that is owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of each year (the “5/50 Rule”); and

(7)	that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. As described in clause (4), we will fail to qualify as a REIT if we are treated as a financial institution for purposes of the Internal Revenue Code. The term financial institution includes a bank, which is generally defined under the Internal Revenue Code as a business in which a substantial part of its transactions include receiving deposits and making loans. Although virtually all of our common shares are owned by the Bank, we have operated, and intend to continue to operate, as a separate corporate entity. As long as we are considered a separate entity for tax purposes the ownership interest held by the Bank would not affect our REIT qualification. We cannot assure you, however, that the Internal Revenue Service will not challenge our separate existence. Any such challenge, if successful, could disqualify us as a REIT.

For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Section 401(a) of the Internal Revenue Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. We currently satisfy, and expect to continue to satisfy, the 5/50 Rule, because for purposes of the 5/50 Rule our common shares held by the Bank are treated as held by the Bank’s shareholders. In addition, our articles of incorporation provide for restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. It is possible, for example, that the ownership of the Bank might become sufficiently concentrated in the future such that five or fewer individuals would be treated as having constructive ownership of more than 50% of our value. This risk may be increased in the future as the Bank implements its common share repurchase program because repurchases may cause ownership in the Bank to become more concentrated. In addition, while the fact that the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares may be redeemed or exchanged will not affect our REIT status prior to any such redemption or exchange, the redemption or exchange of all or a part of the Series A preferred shares, Series B preferred shares, the Series C preferred shares or the Series D preferred shares upon the occurrence of a certain Tax Event or an exchange event could adversely affect our ability to satisfy the share ownership requirements in the future. Accordingly, we cannot assure you that we will continue to meet the 5/50 Rule on a continuing basis. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and do not know, or exercising reasonable diligence would not know, that we have violated the 5/50 Rule, we will, however, be deemed to have complied with the 5/50 Rule for such taxable year.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest

The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

REIT Subsidiaries

We currently have no corporate subsidiaries, but may have corporate subsidiaries in the future. Section 856(i) of the Internal Revenue Code provides that a corporation that is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities, and items of income, deduction and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction and credit.

Section 856(l) of the Internal Revenue Code generally provides that a taxable REIT subsidiary is a corporation which, together with its parent REIT, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT, and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary. We do not currently intend to hold securities of a taxable REIT subsidiary.

Income Tests

We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term “interest” generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term “interest,” however, if such amount is based on a fixed percentage of gross receipts or sales.

We may acquire loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

Lease income we receive will qualify as “rents from real property” only if the following conditions are met:

•	The amount of lease income may not be based in whole or in part on the income or profits of any person. “Rents from real property” may, however, include lease income based on a fixed percentage of receipts or sales.

•	Lease income received from a tenant will not qualify as “rents from real property” if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively owns 10% or more of the voting power or value of such tenant (in the case of a corporate tenant) or 10% or more in the assets or net profits of such tenant (in the case of a noncorporate tenant).

•	Lease income attributable to personal property leased in connection with a lease of real property is less than 15% of the total lease income received under the lease. If this requirement is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	We generally may not render services to tenants of the property, other than through an independent contractor from whom we derive no revenue. We may, however, provide services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we may provide a de minimis amount of non-customary services. Finally, we may provide certain non-customary services to tenants through a “taxable REIT subsidiary.”

If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

•	our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in “—Taxation of the Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

Foreclosure Property

REIT’s generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. “Foreclosure property” is defined as any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.

We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

Prohibited Transaction Income

Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Internal Revenue Code provides standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Asset Tests

At the close of each quarter of each of our taxable years, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, of the investments included in the 25% asset class, and, except for investments in REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries, the value of any one issuer’s securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (except, in the case of the 10% value test, certain “straight debt” securities). Fourth, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries.

We expect that any real property and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of “real estate assets.” Mortgage loans will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

The asset tests must be satisfied not only on the last day of the calendar quarter in which we initially acquire securities in an issuer, but also on the last day of any calendar quarter in which we increase our ownership of securities in such issuer. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of: (1) 90% of our “REIT taxable income;” and (2) 90% of our after tax net income, if any, from foreclosure property; minus (3) the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.” In general, “REIT taxable income” means taxable ordinary income without regard to the dividends paid deduction.

We are required to distribute income in the taxable year in which it is earned, or in the following taxable year if such dividend distributions are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return and paid on or before our first regular dividend payment following such declaration, provided such payment is made during the twelve-month period following the close of our taxable year during the last three months of the taxable year. These distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our “REIT taxable income,” we will be subject to tax at regular corporate tax rates.

From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 90% of our capital gain income for the year, and any undistributed taxable income from prior periods.

Recordkeeping Requirements

We are required to maintain records and request on an annual basis information from specified shareholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our shareholders. Distributions to our shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our shareholders. If we fail to qualify as a REIT, distributions to our shareholders will be subject to tax to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Tax Treatment of Automatic Exchange

An automatic exchange of Series D preferred shares for preferred shares of the Bank will be a taxable exchange with respect to which each holder of Series D preferred shares will recognize a gain or loss, as the case may be, measured by the difference between the basis of such holder in Series D preferred shares and the fair market value of the preferred shares of the Bank received in the automatic exchange. Because the preferred shares of the Bank will not be included on the Nasdaq National Market or any other national securities exchange or on any over-the-counter market, each individual holder will be required to determine the fair market value of preferred shares of the Bank received to determine the tax effect of the automatic exchange. Assuming that such holder’s Series D preferred shares were held as capital assets for more than one year prior to the automatic exchange, any gain or loss will be a long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the preferred shares of the Bank will be their fair market value at the time of the automatic exchange. See “Description of Series D Preferred Shares—Automatic Exchange.”

Redemption of Series D Preferred Shares

A redemption of Series D preferred shares will be treated under Section 302 of the Internal Revenue Code as a dividend taxable (to the extent of the Company’s current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code enabling the redemption to be treated as a sale or exchange of the Series D preferred shares. The redemption will satisfy such test if it (i) is “substantially disproportionate” with respect to the holder (which will not be the case if only the Series D preferred shares are redeemed, since it generally does not have voting rights), (ii) results in a “complete termination” of the holder’s stock interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code is satisfied with respect to any particular holder of the Series D preferred shares will depend upon the facts and circumstances at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

If a redemption of the Series D preferred shares is treated as a distribution that is taxable as dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such redeemed Series D preferred shares would be transferred to the holder’s remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis may, under circumstances, be transferred to a related person or it may be lost entirely.

Taxation of Taxable U.S. Shareholders

The following summary describes the principal United States federal income tax consequences of purchasing, owning and disposing of Series D preferred shares. This summary deals only with Series D preferred shares held as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	tax-exempt organizations,

•	“S” corporations,

•	regulated investment companies and real estate investment trusts,

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States,

•	dealers in securities or currencies,

•	persons holding Series D preferred shares as a hedge against currency risks or as a position in a straddle, or

•	United States persons whose functional currency is not the United States dollar.

If a partnership holds Series D preferred shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Series D preferred shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Series D preferred shares.

If you are considering purchasing Series D preferred shares, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of Series D preferred shares arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. shareholder,” we mean a holder of Series D preferred shares who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996 that elected to continue to be treated as a United States person.

Distributions Generally

Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will generally be taxable to our U.S. shareholders as ordinary income. For this purpose, our earnings and profits will be allocated first to our outstanding preferred shares, including the Series D preferred shares, and then to our common shares. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. shareholders that are corporations.

Under recently enacted legislation, certain dividends paid by us to individuals out of our current or accumulated earnings and profits may be taxable at the lower capital gains tax rates. See discussion below “—Recent Legislation.”

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. shareholder, and will reduce the adjusted tax basis which each U.S. shareholder has in its shares of stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. shareholder’s adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a shareholder of record on a specified date in any of those months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided we pay the dividend in January of the following year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

We may invest in certain types of mortgage loans that may cause us under certain circumstances to recognize phantom income in early years and to experience an offsetting excess of economic income over our taxable income in later years. As a result, U.S. shareholders may from time to time be required to pay federal income tax on distributions that economically represent a return of capital, rather than a dividend. Such distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Accordingly, if we receive phantom income, our U.S. shareholders may be required to pay federal income tax with respect to such income on an accelerated basis, for example, before such income is realized by the shareholders in an economic sense. If there is taken into account the time value of money, such an acceleration of federal income tax liabilities would cause U.S. shareholders to receive an after-tax rate of return on an investment in us that would be less than the after-tax rate of return on an investment with an identical before-tax rate of return that did not generate phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable U.S. shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Capital Gain Distributions

Distributions designated as net capital gain dividends will be taxable to U.S. shareholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. shareholders at a maximum rate of 15% or 25% based on the characteristics of the asset we sold that produced the gain. U.S. shareholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, U.S. shareholders would generally:

•	include their proportionate share of our undistributed net capital gains in their taxable income;

•	receive a credit for their proportionate share of the tax paid by us; and

•	increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

Passive Activity Losses And Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of Series D preferred shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Shares

If you are a U.S. shareholder and you sell or dispose of your Series D preferred shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will generally be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. shareholder and you recognize loss upon the sale or other disposition of Series D preferred shares that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our U.S. shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Shareholders

The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity, provided that the shares of the REIT are not otherwise used in an unrelated trade or business. Based on that ruling, provided that a tax-exempt shareholder has not held its shares as “debt financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt shareholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt shareholder.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”

A REIT is a “pension held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation and bylaws, we do not expect to be classified as a “pension-held REIT.”

Excess Inclusion Income

We have purchased or otherwise acquired mortgage loans. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on such mortgage loans, such arrangement will be treated as a “taxable mortgage pool” for federal income tax purposes. If all or a portion of our company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our shareholders. Any excess inclusion income:

•	could not be offset by unrelated net operating losses (or other deductions) of a shareholder;

•	would be subject to tax as “unrelated business taxable income” to a tax-exempt shareholder;

•	would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to foreign shareholders; and

•	would be taxable (at the highest corporate tax rate) to us, rather than our shareholders, to the extent allocable to our shares held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

Taxation of Non-U.S. Shareholders

The rules governing federal income taxation of holders of Series D preferred shares who are, for United States federal income tax purposes, nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “Non-U.S. shareholders”) are complex and no attempt will be made herein to provide more than a summary of such rules.

PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SERIES D PREFERRED SHARES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

Distributions to Non-U.S. shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. shareholder’s conduct of a U.S. trade or business, the Non-U.S. shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. shareholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. shareholder unless: (1) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. shareholder with us; or (2) the Non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Any portion of the dividends paid to Non-U.S. shareholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our shareholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. shareholders.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. shareholder’s stock, such distributions will give rise to tax liability if the Non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). To the extent our assets do not constitute U.S. real property interests, distributions by us from the sales of such assets will not be subject to tax under the FIRPTA rules. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. shareholder as if such gain were effectively connected with a U.S. trade or business of such shareholder. Non-U.S. shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. shareholder that is a corporation. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend, even if such distributions are not from the sale by us of U.S. real property interests, and therefore not subject to tax under FIRPTA. The amount withheld is creditable against the Non-U.S. shareholder’s FIRPTA tax liability and to the extent it exceeds such Non-U.S. shareholder’s tax liability, will be refundable.

Gain recognized by a Non-U.S. shareholder upon a sale of the Series D preferred shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a “domestically controlled REIT,” no assurance can be given that we will remain a “domestically controlled REIT.” Even if we do not qualify as a “domestically controlled REIT,” an alternative exemption to tax under FIRPTA might be available if either (i) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Internal Revenue Code and applicable Treasury regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (ii) the selling Non-U.S. shareholder owns, actually or constructively, 5% or less of the Series D preferred shares throughout a specified testing period and the Series D preferred shares are regularly traded (as defined in applicable Treasury regulations) on an established securities market.

Gain not subject to FIRPTA will be taxable to a Non-U.S. shareholder if (i) the Non-U.S. shareholder’s investment in the Series D preferred shares is effectively connected with a U.S. trade or business, in which case the Non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of Series D preferred shares were to be subject to taxation under FIRPTA, the Non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our shareholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. You should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

Recent Legislation

On May 28, 2003, the President signed into law a bill, referred to herein as the Bill, that provides for the taxation of “qualified dividend income” at capital gains rates, the maximum such rate which, in the case of individuals, was reduced to 15% under the Bill. “Qualifying dividend income” generally includes dividends received from domestic corporations and from certain “qualified foreign corporations.” Additionally, qualified dividend income will qualify as “net investment income” under Section 163(d)(4) of the Code only to the extent that an election to treat it as such is made.

Under the Bill, dividends (other than capital gain dividends) received from a REIT are only subject to the lower capital gains rates to the extent the REIT has “qualifying dividend income” for the taxable year in which the dividend was paid, and designates such dividends as qualifying for such capital gains rate tax treatment. “Qualifying dividend income” of a REIT, for this purpose, includes the sum of (i) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, over the tax payable by the REIT on such income, (ii) the excess of the income of the REIT subject to the built-in gain tax (under the regulation under Section 337(d) of the Code), over the tax payable by the REIT on any such income and (iii) income attributable to dividends received by the REIT from taxable corporations.

The provisions in the Bill relating to the taxation of dividends are generally effective for taxable years beginning after December 31, 2002, and, in the case of a REIT, with respect to taxable years ending after December 31, 2002; and the provisions relating to the lowering of the capital gains tax rate are generally effective for taxable years ending after May 6, 2003. The provisions of the Bill shall cease to apply to taxable years beginning after December 31, 2008.

REITs are tax-advantaged relative to regular C corporations because they are not subject to corporate-level federal income tax on income that they distribute to stockholders. The Bill could decrease this tax advantage of a REIT relative to a regular C corporation, because, under the Bill, part or all of the dividends received by a stockholder from the regular C corporation may be subject to a reduced level of federal income tax. It is not possible to predict what effect the Bill may have on the value of REIT shares.

ERISA CONSIDERATIONS

General

In evaluating the purchase of Series D preferred shares, a fiduciary of a qualified profit-sharing, pension or share bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a “Plan” and collectively, “Plans”) should consider:

•	whether the ownership of Series D preferred shares is in accordance with the documents and instruments governing such Plan;

•	whether the ownership of Series D preferred shares is consistent with the fiduciary’s responsibilities and in compliance with the requirements of Part 4 of Subtitle B of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code;

•	the need to value the assets of the Plan annually.

In addition, the fiduciary of an individual retirement arrangement or other arrangement under Section 408 of the Code (an “IRA”) considering the purchase of Series D preferred shares should consider whether the ownership of Series D preferred shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. Plans and IRAs that are prospective purchasers of Series D preferred shares should consult with and rely upon their own advisors in evaluating these matters in light of their own particular circumstances.

Plan Assets Regulation

ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed herein, our assets under current law do not appear likely to be assets of Plans receiving Series D preferred shares as a result of the offering. If our assets were deemed to be assets of Plans under ERISA, however, certain of our directors and officers might be deemed fiduciaries with respect to Plans that invest in us and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

If our assets were deemed to be assets of a Plan, transactions between us and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series D preferred shares could be liable as co-fiduciaries for actions taken by us that do not conform to the ERISA standards for investments under Part 4 of Subtitle B of Title I of ERISA.

Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA (“Plan Assets”) for purposes of ERISA and the related prohibited transaction provisions of the Code (the “Plan Assets Regulation,” 29 C.F.R. Sec.2510.3-101), when a Plan or IRA makes an equity investment in another entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply.

For purposes of the Plan Assets Regulation, a “publicly-offered security” is a security that is:

•	“freely transferable”;

•	part of a class of securities that is “widely held”; and

•	sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and part of a class of securities that is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

The Series D preferred shares will be registered under the Securities Act and the Securities Exchange Act within the time periods specified in the Plan Assets Regulation.

The Plan Assets Regulation provides that a security is “widely held” only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. We expect the Series D preferred shares to be widely held upon the completion of the offering.

The Plan Assets Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Assets Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. We believe that any restrictions imposed on the transfer of the Series D preferred shares are limited to the restrictions on transfer generally permitted under the Plan Assets Regulation and are not likely to result in the failure of the Series D preferred shares to be freely transferable. The Department of Labor regulations only establish a presumption of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor would not reach a contrary conclusion.

Assuming that the Series D preferred shares will be “widely held” and “freely transferable,” we believe that under the Plan Assets Regulation the Series D preferred shares should be treated as publicly-offered securities and, accordingly, our underlying assets should not be considered to be assets of any Plan or IRA investing in the Series D preferred shares.

Prohibited Transactions

Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing a Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things:

•	a sale or exchange, or leasing, of property with a party in interest;

•	a loan or other extension of credit with a party in interest;

•	a transaction involving the furnishing of goods, services or facilities with a party in interest; or

•	a transaction involving the transfer of Plan Assets to, or use of Plan Assets by or for the benefit of, a party in interest.

Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan Assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan Assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required, among other things, to (i) undo the transaction, (ii) restore to the Plan any profit realized on the transaction and (iii) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code, the IRA would lose its tax-exempt status effective as of the first day of the taxable year in which such prohibited transaction occurred. The entire balance of the IRA would be treated as distributed to the individual who established the IRA or his beneficiary. Such deemed distribution would be taxable as ordinary income, and could also be subject to the 10% excise tax on premature distributions. The other penalties for prohibited transactions would not apply.

Thus, the acquisition of the Series D preferred shares by a Plan could result in a prohibited transaction if we, an underwriter, the Bank or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the Series D preferred shares were acquired pursuant to and in accordance with one or more “class” or other exemptions issued by the Department of Labor. An exemption, even if potentially applicable, might not apply to all possible prohibited transactions that might arise.

A Plan should not acquire the Series D preferred shares pursuant to this offering if such acquisition will constitute a non-exempt prohibited transaction.

INFORMATION REGARDING FIRST REPUBLIC BANK

The following section contains summary information regarding the Bank. The Bank files annual, quarterly and special reports, proxy statements and other materials with the FDIC pursuant to the Securities Exchange Act of 1934. You may obtain copies of those materials from the FDIC upon request by calling the FDIC at (202) 898-8913 or faxing a request to (202) 898-3909. Copies of certain of those materials are also available at the Bank’s web site at www.firstrepublic.com. The information contained on the Bank’s website is not incorporated into this prospectus.

As an integral part of this prospectus, we are delivering a copy of the Bank’s offering circular relating to the preferred shares of the Bank that would be issued in an automatic exchange, including copies of the Bank’s Annual Report on Form 10-K for the year ended December 31, 2002 in the form filed with the FDIC that is attached to the offering circular as Attachment A and of the Bank’s Quarterly Report on Form 10-Q for the three months ended March 31, 2003 in the form filed with the FDIC that is attached to the offering circular as Attachment B, with this prospectus. All material information relating to the Bank as of such dates and for the periods then ended, including information relating to the Bank’s financial position and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” can be found in these documents.

Operations of the Bank

First Republic Bank is a Nevada-chartered commercial bank with common shares listed on the New York Stock Exchange under the symbol “FRC.” It is a successor to an entity that was founded in 1985. The Bank operates as a commercial bank primarily focused on wealth management, real estate lending and private banking. To the extent authorized by law, the Bank’s deposits are insured by the Bank Insurance Fund of the FDIC. The Bank conducts business from its network of retail branches in the five metropolitan areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York and through its website at www.firstrepublic.com. The Bank’s executive offices are located in San Francisco, California. At March 31, 2003, the Bank had total assets of $5.06 billion, deposits of $3.72 billion and shareholders’ equity of $294 million. At March 31, 2003, under the regulatory capital ratios developed and monitored by the federal bank regulatory agencies and applicable to banks, the Bank’s capital was sufficient to enable it to be qualified as well-capitalized.

Business Strategy and Growth

Since 1997, the Bank has actively expanded its products and services as well as its branch locations in order to be positioned to acquire new customers during periods of bank consolidations in its primary market areas. The Bank’s primary focus is on increasing balances in its business and personal checking accounts in order to lower the overall cost of funds. Average balances in these accounts have grown to over $747 million in the first quarter of 2003, a 48% increase over the same period in the prior year. The higher cost of providing more banking services from more locations with more people and the addition of investment advisory, trust and brokerage functions has increased expenses almost as rapidly as the resulting growth in fee income and net interest income.

The Bank seeks to provide outstanding customer services and to attract new customers with a broad array of high quality products and services. The Bank’s wealth management activities include real estate lending, private banking, investment advisory, trust and brokerage services. The Bank originates primarily real estate secured loans which satisfy strict underwriting guidelines, which has led to very good levels of asset quality in recent periods.

The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

Summary Financial Information

Earnings.    For the three months ended March 31, 2003, the Bank’s net income was $11,636,000, as compared to $7,422,000 for the same period in 2002. The Bank’s net interest income increased 10% from

$34,381,000 in the 2002 period to $37,657,000 in the 2003 period. The Bank had a net interest margin of 3.20% for the three months ended March 31, 2003 compared to 3.30% for the same period in 2002. The Bank had a return on average assets of 0.95% and 0.70% and a return on average equity of 16.05% and 12.45% for the three months ended March 31, 2003 and 2002, respectively. For the year ended December 31, 2002, the Bank’s net income was $26,401,000, as compared to $25,062,000 for the same period in 2001. The Bank’s net interest income increased 14%, from $125,053,000 in 2001 to $142,369,000 in 2002. The Bank had a net interest margin of 3.25% for both of the years ended December 31, 2002 and December 31, 2001. The Bank achieved a return on average assets of 0.58%, 0.63% and 0.61% and a return on average equity of 10.01%, 11.53% and 11.68%, for the years ended December 31, 2002, 2001, and 2000, respectively.

Asset Quality.    At March 31, 2003, the Bank’s nonperforming loans totaled $11,629,000, or 0.23%, of total assets. At December 31, 2002, the Bank’s nonperforming assets totaled $15,892,000, or 0.33% of total assets, compared to $1,497,000, or 0.04% of total assets, at December 31, 2001.

Risk Factors

The purchase of Series D preferred shares involves risks with respect to the performance and capital levels of the Bank. A significant decline in the performance and capital levels of the Bank or the placement of the Bank into bankruptcy, reorganization, conservatorship or receivership will likely result in an automatic exchange of the Series D preferred shares for preferred shares of the Bank. You would then be a preferred shareholder of the Bank. An investment in the Bank is subject to certain risks that are distinct from the risks associated with an investment in us. These risks are described in more detail in the attached offering circular under the caption “Risk Factors” commencing on page OC-10. These risks include:

•	Interests in residential real estate property located in California secures a significant portion of the Bank’s total loan portfolio. As a result, the quality of the Bank’s portfolio is dependent, in part, on the performance of the residential real estate market in California, generally, and adverse economic conditions in California would adversely affect the Bank’s financial condition and results of operations in the future.

•	We cannot assure you that the Bank will be able to compete with other financial institutions for the origination of residential mortgage loans, or that the Bank will be able to originate a sufficient volume of loans or originate loans on terms that will result in the same levels of profitability that the Bank has previously experienced.

•	The Bank faces risks inherent in real estate secured lending, including errors in analyses of credit risk, errors in valuing underlying collateral and other more intangible factors which are considered in making such loans. We cannot assure you that the Bank’s profit margins will not be negatively impacted by errors in analyses and by loan defaults of borrowers. Further, the ability of borrowers to repay loans may be adversely affected by any downturn in general economic conditions.

•	The Bank’s results of operations are dependent upon, among other things, its net interest income, which results from the margin between interest earned on interest-earning assets, such as investments, and interest paid on interest-bearing liabilities, such as deposits. Interest rates are highly sensitive to many factors beyond the control of the Bank, including governmental monetary policies, domestic and international economic and political conditions (including terrorism and the response of the United States to terrorism), inflation, recession, unemployment and money supply. Changes in interest rates can affect the Bank’s profitability in respect to net interest income, the volume of loans it originates, and the ability of borrowers and purchasers of other real estate owned to service debt. The Bank has acquired a number of fixed rate loans that increase its exposure to interest rate risk. Although the Bank funds purchases with longer term certificates of deposit and takes other steps to limit its overall exposure to interest rate fluctuations, we cannot assure you that it will be successful in doing so. Fluctuations in market interest rates are neither predictable nor controllable and may have a materially adverse impact on the Bank’s operations and financial condition.

Lending Activities

The Bank’s loan portfolio primarily consists of loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties and loans to construct these properties. Currently, the Bank’s strategy is to emphasize the origination of single family mortgage loans and to selectively originate multifamily mortgages and commercial real estate mortgages, construction loans and other loans. A substantial portion of single family loans have been originated for sale in the secondary market, whereas historically a small percentage of apartment and commercial real estate loans has been sold. From its inception in 1985 through December 31, 2002, the Bank originated approximately $18.0 billion of loans, of which approximately $12.9 billion have been single family home loans. Approximately $6.9 billion of loans have been sold to investors.

The Bank has emphasized the retention of adjustable rate mortgages, or ARMs, in its loan portfolio. At December 31, 2002, 79% of the outstanding principal balance of the Bank’s loans were adjustable rate or due within one year. If interest rates rise, payments on ARMs increase, which may be financially burdensome to some borrowers. Subject to market conditions, however, the Bank’s ARMs generally provide for a total cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. Also, the ARMs offered by the Bank often carry fixed rates of interest during the initial period from one to twelve months that are below the rate determined by the index at the time of origination plus the contractual margin. Certain ARMs contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. Generally, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial start rate on negative amortization loans. The amount of any shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which could cause increases in the amount of principal owed by the borrower over that which was originally advanced. At December 31, 2002, the amount of loans with the potential for negative amortization held by the Bank was approximately 6.15% of total loans and the amount of loans which had actually experienced an increase in principal balance since origination was approximately 1.87% of total loans. Of the Bank’s loans that have experienced an increase in principal since origination, the average increase was 2.96% of the original principal balances.

The Bank has also originated and purchased intermediate fixed rate ARMs (fixed for an initial period of 3 to 10 years) for retention in its loan portfolio. The origination of such loans is dependent primarily upon conditions in the loan origination and secondary markets as well as general market interest rates and the Bank’s interest rate risk position. At December 31, 2002, the Bank held $630 million of intermediate ARM loans, representing 16% of its total loan portfolio. These loans include loans secured by single family homes and income properties, carried an initial fixed rate term from 36 to 120 months and had a weighted average next reset date of approximately 52 months at December 31, 2002.

The Bank’s loan originations totaled $3.23 billion in 2002, $2.64 billion in 2001, and $1.96 billion in 2000. The level of loan originations for the past three years reflects increased single family lending as a result of the relatively lower rates of interest available to borrowers, increased home purchases in the Bank’s primary markets and an increased number of relationship managers who originate loans. Management expects that loan origination volume for 2003 will be $3.0 billion or higher, based on the current level of interest rates and both home purchase and refinance volume, as well as current conditions in the secondary market for mortgage loans and the Bank’s local economies.

Regulatory Capital Requirements

Under current FDIC prompt corrective action regulations, state-chartered, non-member banks (banks that are not members of the Federal Reserve System), such as the Bank, are required to comply with three separate minimum capital requirements: a Tier 1 leverage capital ratio, as defined below, and two risk-based capital ratios.

Leverage Ratio. The capital regulations effectively establish a minimum 4% ratio of Tier 1 capital (defined below) to total assets (the “Tier 1 leverage capital ratio”) for state-chartered, non-member banks. Under the capital regulations, highly rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings. “Tier 1 capital” generally includes common shareholders’ equity (including retained earnings), qualifying noncumulative perpetual preferred shares and any related surplus. Minority interests in the equity accounts of fully consolidated subsidiaries, such as us, may constitute up to 25% of Tier 1 capital. Any remaining minority interest qualifies as Tier 2 capital. Intangible assets, other than properly valued purchased mortgage servicing rights up to certain specified limits, must be deducted from Tier 1 capital. As of March 31, 2003, the Bank’s Tier 1 leverage capital ratio was 6.25%.

Risk-Based Capital. The risk-based capital requirements contained in the capital regulations generally require state-chartered, non-member banks to maintain a ratio of Tier 1 capital to risk-weighted assets (“Tier 1 risk-based capital ratio”) of at least 4% and a ratio of total capital to risk-weighted assets (“total risk-based capital ratio”) of at least 8%. Risk-weighted assets are determined by multiplying certain categories of a bank’s assets, including off-balance sheet asset equivalents, by an assigned risk weight of 0% to 100% based on the credit risk associated with those assets specified in the capital regulations. For purposes of the risk-based capital requirements, “total capital” means Tier 1 capital plus supplementary capital, so long as the amount of supplementary capital that is used to satisfy the requirement does not exceed the amount of Tier 1 capital. “Supplementary capital” includes, among other things, so-called permanent capital instruments (perpetual preferred shares, mandatory redeemable preferred shares, intermediate-term preferred shares, mandatory convertible subordinated debt and subordinated debt), and a certain portion of the allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. As of March 31, 2003, the Bank’s Tier 1 risk-based capital ratio was 9.41% and its total risk-based capital ratio was 12.79%.

Regulatory Consequences of Failing To Meet Capital Requirements. A number of sanctions may be imposed on FDIC-insured banks that are not in compliance with the capital regulations, including, among other things, restrictions on asset growth and imposition of a capital directive that may require, among other things, an increase in regulatory capital, reduction of rates paid on savings accounts, cessation of or limitations on deposit-gathering, lending, purchasing loans, making specified investments, or issuing new accounts, limits on operational expenditures, an increase in liquidity and such other restrictions or corrective actions as the FDIC may deem necessary or appropriate. In addition, any FDIC-insured bank that is not meeting its capital requirements must provide the FDIC with prior notice before the addition of any new director or senior officer.

Under the FDIC’s prompt corrective action regulations, a bank is deemed to be:

•	“well capitalized” if it has total risk-based capital of 10% or more, a Tier 1 risk-based capital ratio of 6% or more and a Tier 1 leverage capital ratio of 5% or more and is not subject to any written agreement, order, capital directive, or corrective action directive;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more and a Tier 1 leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of well capitalized;

•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage capital ratio that is less than 4% (3% under certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage capital ratio that is less than 3%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

Section 38 of the Federal Deposit Insurance Act, as amended (“FDIA”), and its related regulations, also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

As of March 31, 2003, the Bank’s Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratio were 6.25%, 9.41%, and 12.79%, respectively, sufficient to enable it to be qualified as well-capitalized under such FDIC regulations.

Giving effect to this offering as if it had been completed on or before March 31, 2003 receipt by us of the gross offering proceeds from the sale of the 2.4 million Series D preferred shares offered hereby and, after taking into account the Bank’s payment of the underwriter’s discount and estimated offering expenses of $3.3 million at that date, the Bank’s total risk-based capital ratio would have been 14.53%, Tier 1 risk-based capital ratio would have been 9.33% and Tier 1 leverage ratio would have been 6.25%, assuming all of the net proceeds are invested in assets bearing a 50% risk weighting.

The Bank expects that 100% of the Series D preferred shares will initially be counted as Tier 2 capital. In future periods, a portion of this Tier 2 capital may become Tier 1 capital as the Bank increases its stockholders’ equity through the retention of future earnings or as the Bank acquires other preferred shares on the open market.

Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which include:

•	restricting payment of capital distributions and management fees;

•	requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital;

•	requiring submission of a capital restoration plan;

•	restricting the growth of the institution’s assets; and

•	requiring prior approval of certain expansion proposals.

The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include the following:

•	requiring the institution to raise additional capital;

•	restricting transactions with affiliates;

•	restricting interest rates paid by the institution on deposits;

•	requiring replacement of senior executive officers and directors;

•	restricting the activities of the institution and its affiliates;

•	requiring divestiture of the institution or the sale of the institution to a willing purchaser; and

•	any other supervisory action that the agency deems appropriate.

The Federal Deposit Insurance Corporation Improvements Act of 1991, as amended, provides for the appointment of a conservator or receiver for any insured depository institution that is critically undercapitalized, or that is undercapitalized and:

•	has no reasonable prospect of becoming adequately capitalized;

•	fails to become adequately capitalized when required to do so under the prompt corrective action provisions;

•	fails to submit an acceptable capital restoration plan within the prescribed time limits; or

•	materially fails to implement an accepted capital restoration plan.

In addition, the FDIC will be required to appoint a receiver (or a conservator) for a critically undercapitalized depository institution within 90 days after the institution becomes critically undercapitalized or to take such other action that would better achieve the purpose of Section 38 of FDIA. Such alternative action can be renewed for successive 90 day periods. With limited exceptions, however, if the institution continues to be critically undercapitalized on average during the quarter that begins 270 days after the institution first became critically undercapitalized, a receiver must be appointed.

The following table sets forth the Bank’s actual capital ratios and capital requirements as of March 31, 2003:

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$410,702	12.79%	$256,952	8.0%	$321,190	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	302,192	9.41	128,476	4.0	192,714	6.0
Tier 1 Capital (to Average Assets)	302,192	6.25	193,398	4.0	241,747	5.0

As a majority owned subsidiary of the Bank, our assets and liabilities and results of operations are consolidated with those of the Bank for the Bank’s financial reporting and regulatory capital purposes. Accordingly, loans we acquire from the Bank will nevertheless be treated as assets of the Bank for purposes of compliance by the Bank with the FDIC’s regulatory capital requirements and in the Bank’s consolidated financial statements. Interest income on those loans will be treated as interest income of the Bank in the Bank’s consolidated financial statements.

UNDERWRITER

Subject to the terms and conditions set forth in the underwriting agreement dated June 20, 2003, the underwriter named below has agreed to purchase from us the following respective number of Series D preferred shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Series D Preferred Shares
Morgan Stanley & Co. Incorporated	2,400,000

Total	2,400,000

The underwriter is offering the Series D preferred shares subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by its counsel and certain other conditions precedent and that the underwriter will purchase all of the Series D preferred shares offered by this prospectus if any of such shares are purchased.

We have been advised by the underwriter that the underwriter proposes to offer the Series D preferred shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at such price less a concession not in excess of $.50 per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $.45 per share to certain other underwriters and dealers. After the offering, the offering price and other selling terms may from time to time be varied by the underwriter.

The following table sets forth the per share and total underwriting discounts and commissions to be paid to the underwriter by the Bank on our behalf.

Underwriting Discounts and Commissions:

Per share	$0.9375
Total	$2,250,000

The Bank has agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with this offering. The total estimated offering expenses to be paid by the Bank are $3.3 million including the out-of-pocket expenses of the underwriter incurred in connection with this offering.

The following table sets forth the estimated expenses that we expect the Bank to pay on our behalf as part of the offering, other than underwriting commissions and expenses.

Registration Fee	$4,652
Nasdaq National Market Listing Fee	$100,000
Printing Expenses	$200,000
Legal Fees and Expenses	$500,000
Accounting Fees and Expenses	$70,000
Blue Sky Fees and Expenses	$5,000
Miscellaneous	$150,000

Total	$1,029,652

Prior to the offering, there has been no public market for the Series D preferred shares. We have applied for quotation of the Series D preferred shares on the Nasdaq National Market under the trading symbol “FRCCO.” The trading of the Series D preferred shares on the Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series D preferred shares. The underwriter has advised us that it intends to make a market in the Series D preferred shares prior to the commencement of trading on the Nasdaq National Market, but is not obligated to do so and may discontinue any such market making activities, if commenced, at any time without notice.

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, we will not, during the period ending 30 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliates or any person in privity with us or any of our affiliates), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any securities with characteristics and terms similar to or convertible into, or exercisable or exchangeable for, the Series D preferred shares or the equivalent preferred shares of the Bank; or

•	publicly announce an intention to effect any such transaction.

The restrictions described in this paragraph do not apply to the sale of the Series D preferred shares to the underwriter.

In order to facilitate the offering of the Series D preferred shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series D preferred shares. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the Series D preferred shares for its own account. In addition, to cover over-allotments or to stabilize the price of the Series D preferred shares, the underwriter may bid for, and purchase, Series D preferred shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series D preferred shares in the offering, if the syndicate repurchases previously distributed Series D preferred shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series D preferred shares above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

We and the Bank, on the one hand, and the underwriter, on the other hand, have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933.

RATINGS

The Series D preferred shares will be rated “BB” by Standard & Poor’s Ratings Service and “BBB-” by Fitch ICBA, Inc. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No rating organization is obligated to maintain any rating on the Series D preferred shares, and, accordingly, we cannot assure you that the ratings assigned to the Series D preferred shares upon initial issuance will not be lowered or withdrawn by the assigning rating organization at any time thereafter.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada, and for the underwriter by Sidley Austin Brown & Wood LLP, San Francisco, California and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada. A member of Clifford Chance US LLP is a director of the Bank and is or may be deemed to be the beneficial owner of 55,182 shares of common stock of the Bank.

EXPERTS

The financial statements of First Republic Preferred Capital Corporation as of December 31, 2002 and 2001, and for each of the years in the three year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-11 under the Securities Act of 1933 for the registration of the Series D preferred shares. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted as permitted by SEC rules and regulations. For further information about us and the Series D preferred shares, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus that is filed as an exhibit to the registration statement are not necessarily complete and each of these statements is qualified in all respects by the provisions of those exhibits.

INDEX TO FINANCIAL STATEMENTS

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

All other schedules are omitted since the required information is not present in amounts sufficient to require submission of the schedules or the information required is included in the financial statements and notes thereto.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

First Republic Preferred Capital Corporation:

We have audited the accompanying balance sheet of First Republic Preferred Capital Corporation (the Company) (a majority owned subsidiary of First Republic Bank) as of December 31, 2002 and 2001, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Preferred Capital Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

San Francisco, California

March 14, 2003

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

BALANCE SHEET

As of March 31, 2003 (unaudited) and December 31, 2002 and 2001

	March 31,	December 31,
	2003	2002	2001
	(unaudited)
ASSETS
Cash and short-term investments on deposit with First Republic Bank	$14,975,000	$22,296,000	$9,880,000

Single family mortgage loans	195,007,000	187,879,000	116,751,000
Less: Allowance for loan losses	(200,000)	(200,000)	—

Net loans	194,807,000	187,679,000	116,751,000

Accrued interest receivable	1,185,000	1,191,000	711,000
Prepaid expenses	21,000	10,000	18,000
Receivable from First Republic Bank	—	—	21,000

Total assets	$210,988,000	$211,176,000	$127,381,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Dividends payable on common stock	$—	$2,044,000	$2,053,000
Dividends payable on preferred stock	1,543,000	—	—
Payable to First Republic Bank	19,000	13,000	13,000
Other payables	25,000	25,000	21,000

Total liabilities	1,587,000	2,082,000	2,087,000

Stockholders’ equity:
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized:
10.5% perpetual, exchangeable, noncumulative Series A preferred stock; stated liquidation value of $1,000 per share; 55,000 shares authorized, issued and outstanding	55,000,000	55,000,000	55,000,000
5.7% perpetual, convertible, exchangeable, noncumulative Series C preferred stock; stated liquidation value of $1,000 per share; $10,000 shares authorized, 7,000 issued and outstanding	7,000,000	7,000,000	7,000,000
8.875% perpetual exchangeable, noncumulative Series B preferred stock; stated liquidation value of $25 per share; 1,840,000 shares authorized, 1,680,000 issued and outstanding	42,000,000	42,000,000	—
Common stock; $0.01 par value, 25,000,000 shares authorized, 18,704,303, 18,704,303 and 11,243,472 shares issued and outstanding at March 31, 2003, December 31, 2002 and December 31, 2001, respectively	187,000	187,000	112,000
Additional paid-in capital	105,107,000	105,107,000	63,182,000
Retained earnings	107,000	—	—
Dividends in excess of retained earnings	—	(200,000)	—

Total stockholders’ equity	209,401,000	209,094,000	125,294,000

Total liabilities and stockholders’ equity	$210,988,000	$211,176,000	$127,381,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME

Three Months Ended March 31, 2003 (unaudited) and

March 31, 2002 (unaudited) and

Year Ended December 31, 2002, 2001 and 2000

	Three Months Ended March 31,		Year ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Interest Income:
Interest on loans	$2,811,000	$2,763,000	$11,799,000	$7,941,000	$7,583,000
Interest on short-term investments	44,000	39,000	154,000	240,000	293,000

Total interest income	2,855,000	2,802,000	11,953,000	8,181,000	7,876,000
Provision for loan losses	—	—	200,000	—	—

Interest income after provision for loan losses	2,855,000	2,802,000	11,753,000	8,181,000	7,876,000

Operating Expense:
Advisory fees payable to First Republic Bank	19,000	13,000	50,000	50,000	50,000
General and administrative	54,000	52,000	196,000	91,000	75,000

Total operating expense	73,000	65,000	246,000	141,000	125,000

Net income	$2,782,000	$2,737,000	$11,507,000	$8,040,000	$7,751,000

Net Income	$2,782,000	$2,737,000	$11,507,000	$8,040,000	$7,751,000
Dividends on preferred stock	2,475,000	2,237,000	9,663,000	5,987,000	5,775,000

Net income available to common stockholders	$307,000	$500,000	$1,844,000	$2,053,000	$1,976,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF STOCKHOLDERS’ EQUITY

Three Months Ended March 31, 2003 (unaudited) and the Year Ended December 31, 2002, 2001, and 2000

	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 1999	$55,000,000	$100,000	$56,194,000	$—	$111,294,000
Net income	—	—	—	7,751,000	7,751,000
Dividends paid on preferred stock	—	—	—	(5,775,000)	(5,775,000)
Dividends payable on common stock	—	—	—	(1,976,000)	(1,976,000)

Balance as of December 31, 2000	55,000,000	100,000	56,194,000	—	111,294,000
Issuance of 7,000 shares of Series C convertible preferred stock	7,000,000	—	—	—	7,000,000
Capital contribution by First Republic Bank for 1,243,472 shares of common stock	—	12,000	6,988,000	—	7,000,000
Net income	—	—	—	8,040,000	8,040,000
Dividends paid on Series A and Series C preferred stock	—	—	—	(5,987,000)	(5,987,000)
Dividends payable on common stock	—	—	—	(2,053,000)	(2,053,000)

Balance as of December 31, 2001	62,000,000	112,000	63,182,000	—	125,294,000
Issuance of 1,680,000 shares of Series B preferred stock	42,000,000	—	—	—	42,000,000
Capital contribution by First Republic Bank for 7,460,831 shares of common stock	—	75,000	41,925,000	—	42,000,000
Net income	—	—	—	11,507,000	11,507,000
Dividends paid on Series A, Series B, and Series C preferred stock	—	—	—	(9,663,000)	(9,663,000)
Dividends payable on common stock	—	—	—	(2,044,000)	(2,044,000)

Balance as of December 31, 2002	104,000,000	187,000	105,107,000	(200,000)	209,094,000

Net income (unaudited)	—	—	—	2,782,000	2,782,000
Dividends paid on Series B preferred stock (unaudited)	—	—	—	(932,000)	(932,000)
Dividends payable on Series A and Series C preferred stock (unaudited)	—	—	—	(1,543,000)	(1,543,000)

Balance as of March 31, 2003 (unaudited)	$104,000,000	$187,000	$105,107,000	$107,000	$209,401,000

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS

Three Months Ended March 31, 2003 (unaudited) and March 31, 2002 (unaudited) and Year Ended December 31, 2002, 2001, and 2002

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Cash Flows from Operating Activities:
Net income	$2,782,000	$2,737,000	$11,507,000	$8,040,000	$7,751,000
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium on loans	39,000	58,000	216,000	150,000	129,000
Provision for loan losses	—	—	200,000	—	—
Changes in operating assets and liabilities:
Interest receivable	6,000	(613,000)	(480,000)	(29,000)	(61,000)
Receivable from First Republic Bank	—	21,000	21,000	(21,000)	—
Other assets	(11,000)	(7,000)	8,000	(1,000)	2,000
Payable to First Republic Bank	6,000	—	—	1,000	—
Other payables	—	—	4,000	9,000	2,000

Net cash provided by operating activities	2,822,000	2,196,000	11,476,000	8,149,000	7,823,000

Cash Flows from Investing Activities:
Loans acquired from First Republic Bank	(45,095,000)	(104,093,000)	(182,353,000)	(50,580,000)	(17,745,000)
Principal payments on loans	37,928,000	16,072,000	111,009,000	42,874,000	16,540,000

Net cash used in investing activities	(7,167,000)	(88,021,000)	(71,344,000)	(7,706,000)	(1,205,000)

Cash Flows from Financing Activities:
Issuance of preferred stock	—	42,000,000	42,000,000	7,000,000	—
Issuance of common stock to First Republic Bank	—	42,000,000	42,000,000	7,000,000	—
Dividends paid on preferred stock	(932,000)	(695,000)	(9,663,000)	(5,987,000)	(5,775,000)
Dividends paid on common stock	(2,044,000)	(2,053,000)	(2,053,000)	(1,976,000)	(1,488,000)

Net cash provided by (used in) financing activities	2,976,000	81,252,000	72,284,000	6,037,000	(7,263,000)

Increase (decrease) in cash and cash equivalents	(7,321,000)	(4,573,000)	12,416,000	6,480,000	(645,000)
Cash and cash equivalents at beginning of period	22,296,000	9,880,000	9,880,000	3,400,000	4,045,000

Cash and cash equivalents at end of period	$14,975,000	$5,307,000	$22,296,000	$9,880,000	$3,400,000

Supplemental disclosure of cash flow information:
Common stock dividends payable	$—	$—	$2,044,000	$2,053,000	$1,976,000
Preferred stock dividends payable	$1,543,000	$1,543,000	$—	$—	$—

See accompanying notes to financial statements.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 (unaudited) and December 31, 2002

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

(1)    Organization and Basis of Presentation

First Republic Preferred Capital Corporation (the “Company”) is a Nevada corporation formed by First Republic Bank (the “Bank”) on April 19, 1999 for the purpose of raising capital for the Bank. The Bank initially capitalized the Company with $111 million. The proceeds were used to fund the Company’s principal business of acquiring, holding, financing and managing assets secured by real estate mortgages and other obligations secured by real property, as well as certain other qualifying real estate investment trust (“REIT”) assets (collectively, the “Mortgage Assets”). The Mortgage Assets presently held by the Company are loans secured by single-family residential real estate properties (“Mortgage Loans”) that were acquired from the Bank. The Company expects that all, or substantially all, of its Mortgage Assets will be Mortgage Loans acquired from the Bank. The Company has elected to be taxed as a REIT and intends to make distributions to its shareholders so as to be relieved of substantially all income taxes relating to ordinary income under applicable tax regulations. Accordingly, no provision for income taxes is included in the accompanying financial statements. To date, the Company has issued 18,704,303 shares of common stock, par value $0.01 per share (the “Common Stock”). The Bank owns all of the Common Stock, except for 9,840 shares held by certain of the Bank’s employees and directors. Earnings per share data is not presented, as the Company’s Common Stock is not publicly traded.

In June 1999, the Company completed an initial private offering (the “Offering”) of 55,000 shares of perpetual, exchangeable, noncumulative Series A preferred shares (the “Series A Preferred Shares”) and received proceeds of $55 million including underwriting fees contributed by the Bank. The Series A Preferred Shares have not been registered under the Securities Act of 1933 (the “Securities Act”) or any other applicable securities law. The Series A Preferred Shares may not be resold, pledged or otherwise transferred by the purchaser or any subsequent holder except (A)(i) to a person whom the transferor reasonably believes is a Qualified Institutional Buyer (“QIB”) in a transaction meeting the requirements of Rule 144A under the Securities Act; (ii) to Institutional Accredited Investors (of the type described in Rule 501(a)(1) or (3) under the Securities Act) in transactions exempt from the registration requirements of the Securities Act; or (iii) pursuant to the exemption from registration under the Securities Act provided by Rule 144 (if available), and (B) in accordance with all applicable securities laws of the states of the United States. The Series A Preferred Shares are not listed on any national securities exchange or for quotation through the Nasdaq National Stock Market, Inc. or any other quotation system and are subject to significant restrictions on transfer. The Series A Preferred Shares are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages System of the National Association of Securities Dealers (“PORTAL”).

The Company used the proceeds from the Offering to fund a dividend distribution to the Bank as the holder of initially all of the Company’s Common Stock.

In June 2001, the Company completed a private placement of perpetual, exchangeable, noncumulative Series C preferred shares (the “Series C Preferred Shares”) that are convertible into common stock of the Bank. The Series C Preferred Shares were initially placed with an affiliate of Credit Suisse First Boston. In August 2002, the assets of the affiliate were transferred to Credit Suisse First Boston. The placement amount was $7 million at a dividend rate of 5.7%. The Series C Preferred Shares are convertible into Bank shares at a price of $30.56 per share. Dividends on the Series C Preferred Shares are paid semi-annually on June 30 and December 30. In connection with this transaction, the Company issued, and the Bank purchased, $7 million of additional Common Stock.

The Company used the proceeds from the issuance of the Series C Preferred Shares and the additional issuance of Common Stock to acquire from the Bank approximately $14 million of single family mortgage loans.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

On January 24, 2002, the Company completed an initial public offering pursuant to a Registration Statement on Form S-11 (File No. 333-72510) that was initially filed with the Securities and Exchange Commission on October 31, 2001. The Company received $42 million from the issuance of 1,680,000 shares of 8.875% noncumulative perpetual Series B preferred stock (the “Series B Preferred Shares”). The Series B Preferred Shares trade on the Nasdaq National Market under the symbol “FRCCP.” Holders of Series B Preferred Shares are entitled to receive, if, when, and as authorized and declared by our Board of Directors, cash dividends out of assets of the Company legally available therefore at an annual rate of 8.875% of the $25.00 liquidation preference per share and no more. In connection with this transaction, the Company issued, and the Bank purchased, $42 million of additional Common Stock.

The Company used the proceeds from the issuance of the Series B Preferred Shares and the additional issuance of Common Stock to purchase from the Bank approximately $80 million of single family mortgage loans and $4 million of short-term investments.

(2)    Summary of Significant Accounting Policies

(a)    Mortgage Loans

Mortgage Loans are carried at the principal amount outstanding, net of purchase discounts and premiums. Discounts or premiums on Mortgage Loans are accreted or amortized as yield adjustments over the expected lives of the loans using the interest method. Unaccredited or unamortized discounts or premiums on loans sold or paid in full are recognized in income at the time of sale or payoff. Mortgage Loans consist entirely of single-family mortgages as of December 31, 2002 and 2001, respectively.

The Company has purchased Mortgage Loans from the Bank at the Bank’s carrying amount, which generally has approximated the fair value of the loans purchased. If a significant difference were to exist between the Bank’s carrying amount and the fair value of loans purchased by the Company, such difference would be recorded as a capital contribution by the Bank or a capital distribution to the Bank and would not be an adjustment to the basis of the loans.

Of the $195 million outstanding mortgage loans at March 31, 2003, 34% were adjustable rate loans, 45% were intermediate fixed rate loans, and 21% were fixed rate loans. The weighted average coupons for the three loan types were 4.70%, 6.47% and 6.93%, respectively. Of the $188 million outstanding mortgage loans at December 31, 2002, 39% were adjustable rate loans, 39% were intermediate fixed rate loans and 22% were fixed rate loans. The weighted average coupons for the three loan types were 5.09%, 6.66% and 6.93%, respectively. At December 31, 2001, 70% were adjustable rate loans, 20% were intermediate fixed rate loans, and 10% were fixed rate loans. The weighted average coupons for the three loan types were 6.28%, 6.59%, and 7.04%, respectively. The weighted average maturities on these single family loans as of March 31, 2003, December 31, 2002 and December 31, 2001 were 24.2 years, 23.6 years and 24.3 years, respectively.

Interest income from loans is recognized in the month earned and is net of service fees paid to the Bank. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans that are well secured and in the process of collection, or at such earlier time as management determined that the collectibility of interest is unlikely. When a loan is placed on nonaccrual status, interest income may be recorded when cash is received, provided that the Company’s recorded investment in such loans is deemed collectible. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes, the loan is returned to accrual status. There were no nonaccrual loans as of March 31, 2003, December 31, 2002 or December 31, 2001.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

The Company classifies a loan as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. The Company collectively reviews its portfolio of single-family mortgage loans for impairment. There were no impaired loans included in the Company’s loan portfolio as of December 31, 2002 or 2001.

(b)    Allowance for Loan Losses

The Company establishes an allowance for loan losses that can be reasonably anticipated based upon specific conditions at the time. The Company considers a number of factors, including the Company’s and the Bank’s past loss experience, the Bank’s underwriting policies, the amount of past due and nonperforming loans, legal requirements, recommendations or requirements of regulatory authorities, current economic conditions and other factors. During the third quarter of 2002, the Company provided an allowance for loan losses in the amount of $200,000, which was the balance at December 31, 2002 and represents approximately 10 basis points of total outstanding loans. During the first quarter ended March 31, 2003, the Company recorded no additional provision for loan losses. If the Company determines that an additional allowance is required, the Company would provide for loan losses by charging current income.

(c)    Other Real Estate Owned

Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Company has not owned any real estate since inception or as of March 31, 2003, December 31, 2002 or December 31, 2001.

(d)    Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and cash on deposit at the Bank. As a REIT, the Company paid no income taxes for the three months ended March 31, 2003 or the year ended December 31, 2002, 2001, and 2000.

(e)    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)    Related Party Transactions

Since inception in April 1999, the Company acquired all of its loans from the Bank. The aggregate cost of such loans acquired by the Company was approximately $45 million during the first quarter of 2003, $182 million in 2002 and $50 million in 2001, including net premiums of $140,000, $200,000 and $202,000, respectively. All purchases were at a price equal to the Bank’s carrying amount, which approximated the fair value of the loans.

The Company entered into an Amended and Restated Master Loan Purchase and Servicing Agreement with the Bank pursuant to which the Bank performs, among other things, the servicing of loans held by the Company in accordance with normal industry practice. The servicing fee the Bank charges is 0.25% per year of the

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

outstanding principal balances of all Mortgage Loans that the Bank services, which is recognized as a reduction of interest income. The Bank earned service fees on the Company’s loans of $104,000 for the quarter ended March 31, 2003 and $428,000, $281,000, and $275,000 for the year ended December 31, 2002, 2001, and 2000, respectively. In its capacity as servicer, the Bank holds in custodial accounts at the Bank Mortgage Loan payments received on behalf of the Company.

The Company entered into an Amended and Restated Advisory Agreement (the “Advisory Agreement”) with the Bank (the “Advisor”) under which the Bank administers the day-to-day operations of the Company. The Advisor is responsible for (i) monitoring the credit quality of the Mortgage Assets held by the Company, (ii) advising the Company with respect to the reinvestment of income from, and principal payments on, the Mortgage Assets, and with respect to the acquisition, management, financing and disposition of the Company’s Mortgage Assets, and (iii) monitoring the Company’s compliance with the requirements necessary to qualify as a REIT.

The Advisory Agreement is renewable for additional one-year periods. During 2002 the advisory fee was $50,000 per year, payable in equal quarterly installments. For 2003, the majority of the Board of Directors and a majority of our independent directors approved an increase in the annual fee to $75,000, payable in equal quarterly installments. The Company had $19,000 payable to the Bank for advisory fees at March 31, 2003 and $13,000 at December 31, 2002 and 2001.

During 2001, the Bank purchased 13,500 shares of the Company’s outstanding Series A Preferred Shares, with a liquidation preference value of $13.5 million. During 2002, the Bank purchased 1,500 shares of the Company’s outstanding Series A Preferred Shares, with a liquidation preference value of $1.5 million. Accordingly, at March 31, 2003, the Bank currently owns 15,000 shares of the Company’s Series A Preferred Shares, with a liquidation preference value of $15.0 million.

(4)    Dividends Payable

Dividends on the Series A Preferred Shares, Series B Preferred Shares, and the Series C Preferred Shares are payable at the rate of 10.5%, 8.875%, and 5.7% per annum, respectively, if, when and as authorized by the Company’s Board of Directors. If authorized, dividends on Series A Preferred Shares and Series C Preferred Shares are payable semiannually in arrears on the 30th day of June and December in each year. If authorized, dividends on Series B Preferred Shares are payable quarterly in arrears on the 30th of March, June, September, and December each year. Consequently, if the Board of Directors does not authorize a dividend on the Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares for each of its respective dividend period, holders of each class of Preferred Shares will not be entitled to be paid that dividend later, or to recover any unpaid dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interest of the Company to pay less than the full amount of the stated dividend on each series of Preferred Shares for any dividend period. However, to remain qualified as a REIT, the Company must distribute annually at least 90% of its “REIT taxable income” (not including capital gains) to stockholders, and, generally, the Company cannot pay dividends on the Common Stock for periods in which less than full dividends are paid on each series of Preferred Shares.

For the quarter ended March 31, 2003, the Company paid quarterly dividends of $932,000 to the holders of the Series B Preferred Shares, and the Company accrued $1,443,000 and $100,000 for Series A and Series C Preferred Shares dividends, respectively, which are paid semi-annually. For the year ended December 31, 2002, 2001, and 2000, the Company paid preferred dividends of $5,775,000 each year to holders of the Series A

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

Preferred Shares. The Company paid to holders of Series C Preferred Shares dividends of $399,000 for the year ended December 31, 2002 and $212,000 for the period from June 20, 2001, the initial issuance of Series C Preferred Shares, through December 31, 2001. The Company paid holders of Series B Preferred Shares dividends of $3,489,000 for the period from the issuance date January 24, 2002 through December 31, 2002.

The Company expects to pay the holders of Common Stock an aggregate amount of dividends that is not less than 90% of the Company’s “REIT taxable income” (excluding capital gains) in order to remain qualified as a REIT. For the quarter ended March 31, 2003, the Company has not declared dividends to the holders of its Common Stock. The Company declared dividends of $2,044,000 for 2002, $2,053,000 for 2001, and $1,976,000 for 2000, respectively, or 100% of its REIT taxable income.

(5)    Common Stock

The Company was formed on April 19, 1999. According to its Articles of Incorporation, the Company has the authority to issue 25,000,000 shares of Common Stock with a par value for $0.01 per share. The Company initially issued 10,000,000 shares to the Bank in exchange for approximately $111 million of assets. Upon the issuance of $55 million of Preferred Shares in June 1999, the Company made a return of capital to the Bank. In June of 2001, the Company acquired from the Bank approximately $14 million in Mortgage Assets in exchange for 1,243,472 shares of Common Stock and $7 million in cash. At March 31, 2003, the Company had 18,704,303 outstanding shares of Common Stock. Holders of Common Stock are entitled to receive dividends if and when authorized by the Board of Directors, out of funds legally available therefor after all preferred dividends have been paid for the full year. As of March 31, 2003, no Common Stock dividends have been declared for the year 2003. Common Stock dividends of $0.1093, $0.1826 and $0.1976 per common share were declared on December 11, 2002, December 11, 2001 and December 7, 2000, respectively, to stockholders of record on December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

(6)    Preferred Stock

In June 1999, the Company issued 55,000 shares of Series A Preferred Stock. Proceeds from this issuance were $55 million, including underwriting fees contributed by the Bank. The Series A Preferred Shares are not redeemable prior to June 1, 2009. Holders of the Series A Preferred Shares are entitled to receive, if declared by the Board of Directors of the Company, noncumulative dividends at a rate of 10.5% per annum or $105 per annum per share. Dividends on the Series A Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year.

In June 2001, the Company issued 7,000 shares of Series C Preferred Shares. Proceeds from this issuance were $7 million, including issuance costs contributed by the Bank. The Series C Preferred Shares are not redeemable prior to June 16, 2007. The Series C Preferred Shares are convertible into Common Stock of the Bank at a price of $30.56 per share. The single holder of the Series C Preferred Shares is entitled to receive, if declared by the Board of Directors of the Company, noncumulative dividends at a rate of 5.7% per annum or $57 per annum per share. Dividends on the Series C Preferred Shares, if authorized and declared, are payable semiannually in arrears on June 30 and December 30 of each year.

On January 24, 2002, the Company issued 1,680,000 Series B Preferred Shares. Proceeds from this issuance were $42 million including underwriting fees contributed by the Bank. The Series B Preferred Shares are not redeemable prior to December 30, 2006. Holders of the Series B Preferred Shares are entitled to receive, if

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

authorized and declared by the Board of Directors of the Company, noncumulative dividends at a rate of 8.875% per annum or $2.21875 per annum per share. Dividends on the Series B Preferred Shares are payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.

Upon the occurrence of an adverse change in relevant tax laws, the Company will have the right to redeem the Series A Preferred Shares, the Series B Preferred Shares, and the Series C Preferred Shares in whole (but not in part). The liquidation preference of the Series A Preferred Shares and the Series C Preferred Shares is $1,000 per share, plus the semiannual dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs. The Series B Preferred Shares have a liquidation preference of $25 per share, plus the semiannual dividend thereon accrued through the date of redemption for the dividend period in which the redemption occurs. Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares will be exchanged into preferred shares of the Bank upon the occurrence of certain events. The exchange rate for the Series A Preferred Shares and the Series C Preferred Shares is 1:1. The exchange rate for the Series B Preferred Shares is 1:1/40. Except under certain limited circumstances, the holders of the Series A Preferred Shares and the single holder of the Series C Preferred Shares have no voting rights.

(7)    Fair Value of Financial Instruments

The carrying amounts and fair values of the Company’s financial instruments consisted of the following as of December 31, 2002 and 2001:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Cash	$22,296	$22,296	$9,880	$9,880
Mortgage loans	187,679	189,086	116,751	116,994

The following methods and assumptions were used to estimate the fair value of each type of financial instrument:

Cash—The carrying value approximated the estimated fair value for cash.

Mortgage Loans—The carrying amount of loans is net of the allowance for loan losses. The estimated fair value of Mortgage Loans is based primarily upon prices of loans with similar terms obtained by or quoted to the Company, adjusted for differences in loan characteristics and market conditions.

(8)    Concentration of Credit Risk

The Company presently holds Mortgage Loans in respect of real estate properties primarily located in the State of California (72% of the total). Future economic, political or other developments in this state could adversely affect the value of the Mortgage Loans.

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information with respect to March 31, 2003 and March 31, 2002 is unaudited)

(9)    Quarterly Data (unaudited)

The following table presents the Company’s summary unaudited financial information on a quarterly basis for the first quarter of 2003 and for 2002 and 2001:

	2003	2002				2001
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
		(Dollars in thousands)
Interest income	$2,855	$3,091	$3,012	$3,048	$2,802	$1,973	$2,096	$2,098	$2,014
Provision for loan losses	—	—	200	—	—	—	—	—	—
Operating expenses	73	59	59	63	65	42	41	28	30

Net income	2,782	3,032	2,753	2,985	2,737	1,931	2,055	2,070	1,984
Preferred stock dividends	2,475	2,475	2,475	2,476	2,237	1,542	1,545	1,456	1,444

Net income available to common stockholders	$307	$557	$278	$509	$500	$389	$510	$614	$540

ANNEX I

Offering Circular

for

Series D Preferred Shares

of

First Republic Bank

60,000 Shares

7.25% Noncumulative Perpetual Series D Preferred Shares

(Liquidation Preference $1,000 Per Share)

Available Only in Exchange in Specified Circumstances for

7.25% Noncumulative Perpetual Series D Preferred Shares of

First Republic Preferred Capital Corporation

The noncumulative Series D preferred shares, par value $0.01 per share, of First Republic Bank, will be issued only upon the automatic exchange of the 7.25% noncumulative Series D preferred shares of First Republic Preferred Capital Corporation, which is a real estate investment trust or a REIT. Each Series D preferred share of the REIT will be exchanged automatically for one-fortieth of one Series D preferred share of the Bank if the Federal Deposit Insurance Corporation or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry directs an exchange in the event that the Bank becomes undercapitalized under applicable law, the Bank is placed into bankruptcy, reorganization, conservatorship or receivership or the FDIC or the Nevada Commissioner, in its sole discretion, anticipates the Bank becoming undercapitalized in the near term. The Bank will issue fractional preferred shares upon an automatic exchange where necessary. The Bank owns virtually all of the outstanding common shares of the REIT. Dividends on the Series D preferred shares will be payable at the same rate as the Series D REIT preferred shares if, when and as declared by the Board of Directors of the Bank.

The Series D preferred shares rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank’s creditors, including the claims of the Federal Home Loan Bank, the Bank’s depositors and the FDIC. The Series D preferred shares rank equal to the Series A, Series B and Series C preferred stock of the Bank and superior to the issued and outstanding common stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being equal or senior to the Series D preferred shares.

The REIT expects the Series D REIT preferred shares to be quoted on the Nasdaq National Market under the symbol “FRCCO.” If the Series D REIT preferred shares are exchanged into Series D preferred shares, the Bank does not intend to apply for listing of the Series D preferred shares on any securities exchange, or for quotation on the Nasdaq National Market.

An investment in the Series D preferred shares involves a high degree of investment risk, including the loss of principal. Investors should carefully consider the risk factors beginning on page OC-10 and other considerations relating to the Bank and the Series D preferred shares.

None of the Securities and Exchange Commission, any state securities commission, the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry or the Federal Deposit Insurance Corporation has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposit accounts of any bank and are not insured to any extent by the Federal Deposit Insurance Corporation or any other government agency.

The date of this offering circular is June 20, 2003.

AVAILABLE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934 and consequently file reports and other information with the FDIC. Such reports and this other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the FDIC at 801 17th Street, N.W., Washington, D.C. 20434.

INFORMATION WITH RESPECT TO FIRST REPUBLIC BANK

As an integral part of this offering circular, we have attached complete copies (excluding exhibits) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (Attachment A) and our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (Attachment B), each in the form as filed with the FDIC. All material information as of the year ended December 31, 2002 and as of the quarter ended March 31, 2003 relating to the Bank, including information relating to our financial position and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” can be found in these documents or this offering circular.

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in this offering circular and in our Form 10-K attached hereto as Attachment A and in our Form 10-Q attached hereto as Attachment B. You should read the entire offering circular carefully, especially the risks of investing in the Series D preferred shares discussed under “Risk Factors.”

First Republic Bank

Business of First Republic Bank

The Bank is a Nevada-chartered commercial bank with common shares listed on the New York Stock Exchange under the symbol “FRC.” Its executive offices are located in San Francisco, California. The Bank focuses on real estate lending, wealth management, private banking and investment advisory, trust and brokerage services. The Bank was founded in 1985 and has grown primarily by internal growth. The Bank emphasizes larger single family mortgage loans, a portion of which it sells in the secondary market. The Bank’s loan portfolio consists primarily of single family loans and loans secured by multifamily buildings and commercial real estate. These lending activities are funded principally by customer deposits and advances by the Federal Home Loan Bank of San Francisco (“FHLB”). The Bank offers its lending and deposit products through its network of retail branches in the five metropolitan areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York. To the extent authorized by law, the Bank’s deposits are insured by the Bank Insurance Fund of the FDIC.

At March 31, 2003, the Bank had total assets of $5.06 billion, deposits of $3.72 billion and shareholders’ equity of $294 million. On a consolidated basis at March 31, 2003, the Bank’s total regulatory capital, including preferred stock, subordinated debentures and allowances for loan losses was $478 million. At March 31, 2003, the Bank had a total risk-based capital ratio of 12.79%, a Tier 1 risk-based capital ratio of 9.41% and a Tier 1 leverage ratio of 6.25%, which is sufficient for the Bank to qualify as well-capitalized.

Business Strategy and Growth of Deposits

Since 1997, the Bank has actively expanded its products and services as well as its branch locations in order to be positioned to acquire new customers during the period of bank consolidations in its primary market areas. The Bank’s primary focus is on increasing balances in its business and personal checking accounts in order to lower the overall cost of funds. Average balances in these accounts have grown to over $747 million in the first quarter of 2003, a 48% increase over the same period in the prior year. The higher cost of providing more banking services from more locations with more people and the addition of investment advisory, trust and brokerage functions has increased expenses almost as rapidly as the resulting growth in fee income and net interest income.

The Bank seeks to provide outstanding customer services and to attract new customers with a broad array of high quality products and services. The Bank’s wealth management activities include real estate lending, private banking, investment advisory, trust and brokerage services. The Bank originates primarily real estate secured loans which satisfy strict underwriting guidelines, which has led to very good levels of asset quality in recent periods.

The Bank funds its activities with deposits consisting of consumer and business checking, money market and passbook accounts and certificates of deposit as well as borrowings from the FHLB. The Bank also offers deposit services to businesses and individuals through the nationwide electronic banking networks.

Offices

We conduct our business from our network of retail branches in the five metropolitan and surrounding areas of San Francisco, Los Angeles, San Diego, Las Vegas and New York and through our website at www.firstrepublic.com. Our principal executive offices are located at 111 Pine Street, San Francisco, California 94111, and our telephone number is (415) 392-1400.

REIT Preferred Share Offering

Registration statements have been filed with the SEC in respect of an offering of 2,400,000 shares of 7.25% noncumulative Series D preferred stock by First Republic Preferred Capital Corporation, our majority-owned subsidiary. We created the REIT for the purpose of acquiring, holding and managing real estate mortgage assets in a cost-effective manner and providing us with an additional means of raising regulatory capital. The Series D REIT preferred shares will be automatically exchanged for Series D preferred shares if the FDIC or the Commissioner of Financial Institutions of Nevada’s Department of Business and Industry so directs upon the occurrence of one of the following events: (i) we become undercapitalized under applicable regulations of the FDIC or the Nevada Commissioner, (ii) we are placed into bankruptcy, reorganization, conservatorship or receivership or (iii) the FDIC or the Nevada Commissioner, in its sole discretion, anticipates that we will become undercapitalized in the near term. All of the proceeds from the issuance of the Series D REIT preferred shares will be used by the REIT for the acquisition of mortgage loans from our portfolio. Initially, 100% of the liquidation preference of the Series D REIT preferred shares will be eligible to be treated as Tier 2 capital. Because the REIT intends to operate in a manner so as to permit it to qualify as a REIT for federal income tax purposes, dividends payable on the Series D REIT preferred shares will be deductible by the REIT for such purposes.

Summary Terms of Series D Preferred Shares

Issuer	First Republic Bank, an FDIC-insured, Nevada-chartered commercial bank.

Securities	7.25% Series D noncumulative preferred shares.

Exchange	The Series D preferred shares are to be issued, if ever, in exchange for the Series D REIT preferred shares of the REIT, our majority-owned subsidiary. See “—REIT Preferred Stock Offering.”

Ranking

The Series D preferred shares rank senior to our common shares, equal to the Series A preferred shares, Series B preferred shares and Series C preferred shares (described below under “Description of the Bank’s Preferred Shares”) and junior to creditors, including claims of depositors, with respect to dividend rights and rights upon liquidation. As a result, no payments of dividends or amounts in liquidation will be paid to the holders of the common stock until all amounts owed in respect of the Series D preferred shares have been paid. If we do not have sufficient funds to pay all amounts owed to the holders of the Series A preferred shares, the Series B preferred shares, the Series C preferred shares and the Series D preferred shares, we will make payments to all four series in proportion to the outstanding liquidation preference of each series. Additional preferred shares ranking senior to the Series D preferred shares may not be created without the approval of holders of at least 67% of the Series D preferred shares. Additional preferred shares ranking senior or equal to the Series D preferred shares may not be issued without the approval of a majority of our Board of Directors and a majority of our independent directors.

Dividends

Dividends on the Series D preferred shares are payable quarterly at the rate of 7.25% per annum of the liquidation preference (or $1.8125 per share), if, when and as declared by our Board of Directors. If authorized and declared, dividends are payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing September 30, 2003. Dividends accrue in each quarterly period from the first day of such period, whether or not dividends are paid with respect to the preceding quarterly period. Dividends on the Series D preferred shares are not cumulative. If we do not authorize and declare a dividend or authorize and declare less than full dividends on the Series D preferred shares for a quarterly dividend period, you will have no right to receive the amount of any undeclared dividends for that period, and we will have no obligation to pay undeclared dividends for that period. Our ability to pay cash dividends is subject to regulatory and other restrictions described herein. Unless full dividends are paid on or set aside for payment to the Series D preferred shares for a quarterly dividend period, however, the payment of dividends on the common stock will be prohibited for that period and at least the following four quarterly periods.

Upon an exchange of Series D REIT preferred shares for our Series D preferred shares, any accrued and unpaid dividends at the time of the exchange on the Series D REIT preferred shares for the most recent quarter will be deemed to be accrued and unpaid dividends on our Series D preferred shares.

Liquidation Preference

The liquidation preference for each Series D preferred share is $1,000. That amount will be payable prior to any distribution to holders of common shares upon liquidation. In addition to the liquidation preference, holders of the Series D preferred shares will be entitled upon liquidation to receive an amount equal to accrued and unpaid dividends on the Series D preferred shares (whether or not declared) from the beginning of the quarterly dividend in which liquidation occurs through the date of liquidation.

Redemption

The Series D preferred shares are not redeemable prior to June 27, 2008. On and after June 27, 2008, we may redeem the Series D preferred shares for cash at our option, in whole or in part, at any time and from time to time on not less than 30 days nor more than 60 days notice by mail, at a redemption price of $1,000 per share, plus the amount of the accrued and unpaid dividends on the Series D preferred shares (whether or not declared) from the beginning of the quarterly period in which redemption occurs to the date of redemption. The Series D preferred shares are not subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities of the Bank.

Voting Rights

Holders of Series D preferred shares will not have any voting rights, except as follows and as otherwise expressly required by law. On any matter on which holders of the Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares vote together as one class, each Series D preferred share will be entitled to one vote. Additional shares of preferred shares that are senior to the Series D preferred shares may not be created and changes to the provisions of the articles of incorporation that adversely affect the rights of the holders of the Series D preferred shares may not be made without the approval of at least 67% of the outstanding Series D preferred shares.

Use of Proceeds

The Series D preferred shares will only be issued in connection with an exchange for the Series D REIT preferred shares. The exchange of Series D REIT preferred shares for Series D preferred shares would produce no proceeds to us.

Absence of a Public Market

There is currently no public market for the Series D preferred shares and we expect that, if issued, these shares will not be listed on any securities exchange, or included for quotation on the Nasdaq National Market.

Risk Factors

See “Risk Factors” beginning on page 10 for a discussion of the risk factors and other considerations relating to the Bank and the Series D preferred shares.

Selected Consolidated Financial Data

The following tables present selected consolidated financial and other data of the Bank at the dates and for the periods indicated. The financial condition, operations and balance sheet data as of and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 have been derived from financial statements audited by KPMG LLP, independent accountants. The information presented below under the captions “Selected Operating Ratios,” “Selected Asset Quality Ratios,” “Capital Ratios” and “Fixed Charges Ratios” is unaudited. The data presented at March 31, 2003 and 2002 and for the three-month periods ended March 31, 2003 and 2002 are derived from unaudited condensed consolidated financial statements, which, in the opinion of management of the Bank, reflect all adjustments necessary to present fairly the results for this interim period. These adjustments consist of normal recurring adjustments. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2003. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the Bank’s consolidated financial statements and related notes set forth in this Offering Circular and in the attached Form 10-K and in the attached Form 10-Q.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share data)
Selected Financial Data:
Interest income	$59,930	$60,083	$244,840	$281,031	$289,620	$228,213	$195,448
Interest expense	22,273	25,702	102,471	155,978	188,609	147,082	131,084

Net interest income	37,657	34,381	142,369	125,053	101,011	81,131	64,364
Provision for losses	1,000	750	6,500	1,400	1,000	—	—

Net interest income after provision for losses	36,657	33,631	135,869	123,653	100,011	81,131	64,364
Noninterest income	18,314	8,874	45,300	27,000	28,795	20,542	7,434
Noninterest expense	34,812	29,031	131,448	101,470	82,256	58,974	36,578
Net income	$11,636	$7,422	$26,401	$25,062	$22,640	$22,222	$20,407

Share Data:
Common shares outstanding	14,535	13,967	14,541	13,692	13,618	13,568	13,618
Diluted common shares	15,368	14,815	15,679	14,450	13,845	14,949	14,907
Book value per common share	$20.21	$17.76	$19.47	$16.93	$14.90	$13.65	$12.37
Diluted earnings per share	$0.76	$0.50	$1.70	$1.74	$1.64	$1.49	$1.37

Selected Operating Ratios:(1)
Return on average assets	0.95%	0.70%	0.58%	0.63%	0.61%	0.70%	0.81%
Return on average common stockholders’ equity	16.05%	12.45%	10.01%	11.53%	11.68%	11.93%	12.39%
Margin on earning assets	3.20%	3.30%	3.25%	3.25%	2.73%	2.57%	2.56%
Efficiency ratio	72.0%	71.0%	71.8%	67.1%	63.1%	59.4%	52.5%

Selected Balance Sheet Data:
Total Assets	$5,055,065	$4,268,164	$4,854,695	$4,197,626	$3,656,383	$3,598,746	$2,954,280
Loans	4,057,942	3,430,975	3,823,664	3,466,378	3,157,928	3,190,920	2,583,401
Deposits	3,721,245	3,268,442	3,626,149	3,238,108	2,530,402	2,137,719	1,744,348
FHLB Advances	844,500	574,650	740,500	574,500	759,560	1,115,880	942,030
Subordinated debentures and notes	70,237	70,252	70,237	70,252	70,256	76,498	76,498
Minority interest in subsidiary (2)	89,000	90,500	89,000	48,500	55,000	55,000	—
Stockholders’ equity	$293,711	$248,007	$283,179	$231,851	$202,853	$185,160	$168,481

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Amounts in thousands, except per share data)
Selected Asset Quality Ratios:
Nonperforming assets to total assets	0.23%	0.04%	0.33%	0.04%	0.06%	0.32%	0.19%
Nonperforming assets to loans and REO	0.23%	0.04%	0.33%	0.04%	0.07%	0.36%	0.21%
Allowance for loan losses to total loans	0.61%	0.69%	0.75%	0.66%	0.70%	0.66%	0.80%
Allowance for loan losses to nonperforming loans	213%	1,395%	181%	1,522%	2,353%	183%	376%
Net charge-offs (recoveries) to average loans(1)	(0.50)%	(0.01)%	0.01%	0.02%	(0.01)%	(0.01)%	(0.06)%

Capital Ratios:
Leverage ratio	6.25%	6.44%	5.98%	5.90%	6.25%	6.38%	6.41%
Tier 1 risk based capital ratio	9.41%	10.01%	9.59%	9.33%	9.31%	9.66%	9.14%
Total risk based capital ratio	12.79%	14.29%	13.45%	12.79%	13.06%	14.00%	14.43%

Fixed Charges Ratios:
Ratio of earnings to fixed charges:(3)
Excluding interest on deposits	2.75x	2.18x	1.97x	1.82x	1.53x	1.64x	1.72x
Including interest on deposits	1.70x	1.41x	1.36x	1.26x	1.21x	1.26x	1.27x

(1)	Results for the three months ended March 31, 2003 and 2002 are annualized.
(2)	Represents the issuance by First Republic Preferred Capital Corporation of the Series A, Series B and Series C preferred shares.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges represent dividends on preferred shares, interest expense and estimated interest component of net rental expense.

RISK FACTORS

You should carefully consider the following risk factors relating to an exchange of the Series D preferred shares of our REIT affiliate for our Series D preferred shares. You should also consider the other information in this Offering Circular as well as the other documents incorporated by reference.

Risks Associated With an Automatic Exchange of the Series D REIT Preferred Shares for our Series D Preferred Shares

An automatic exchange of the Series D REIT preferred shares for our Series D preferred shares may occur at a time when we may not be able to pay dividends.

The FDIC or the Nevada Commissioner could direct our REIT affiliate to exchange its Series D preferred shares for our Series D preferred shares. As a result, you would automatically and involuntarily become a holder of our Series D preferred shares at a time when our financial condition was deteriorating and we may not be in a financial position to make any dividend payments on our Series D preferred shares.

An automatic exchange may be based on our receivership, which will mean that others may have liquidation claims senior to yours.

In the event of our receivership, the claims of our depositors and our creditors would be entitled to a priority of payment over the claims of holders of equity interests such as our Series D preferred shares. As a result, either if we were to be placed into receivership after an automatic exchange or if the automatic exchange were to occur after our receivership, the holders of our Series D preferred shares likely would receive, if anything, substantially less than they would have received had the Series D REIT preferred shares not been exchanged for our Series D preferred shares.

You are not entitled to receive dividends unless declared by our Board of Directors.

Dividends on our Series D preferred shares are not cumulative. Consequently, if our Board of Directors does not declare a dividend on our Series D preferred shares for any quarterly period, the holders of our Series D preferred shares would not be entitled to any such dividend whether or not funds are or subsequently become available. Our Board of Directors may determine, in its business judgment, that it would be in our best interests to pay less than the full amount of the stated dividends on our Series D preferred shares or no dividends for any quarter even if funds are available. Factors that would be considered by the Board of Directors in making this determination are our financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as our Board of Directors may deem relevant.

Our Series D preferred shares will not be included for quotation on the Nasdaq National Market or listed on any stock exchange and a market for them may never develop.

Although the Series D REIT preferred shares may be quoted on the Nasdaq National Market, we do not intend to apply for quotation of our Series D preferred shares on any national securities exchange or national quotation system, in which case no active public market for our Series D preferred shares would develop or be maintained.

Risks Associated With Our Status as a Regulated Institution

We are subject to federal and state government regulation and deregulation of the financial services industry.

We are subject to a complex body of federal and state banking laws and regulations that are intended primarily for the protection of depositors. In addition, we are subject to changes in federal and state tax laws, as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Our origination of loans must be made in compliance with federal and state laws and regulations. Any application or interpretation of existing laws or regulations, or any changes in such laws or regulations, which restricts the type of loans we can originate could have a material adverse effect on our business, financial condition and results of operations. Further, changes in governmental economic and monetary policy can affect our ability to attract deposits and originate loans.

We cannot predict what statutory and regulatory changes may be forthcoming. In November 1999, Congress enacted the Gramm-Leach-Bliley Act, the general effect of which is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial services providers. As a result of this law, the number of firms competing with us have increased. Further, the laws and regulations that affect us on a daily basis may be changed at any time, and the interpretation of relevant laws and regulations is also subject to change by the authorities who examine us and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect us.

Banking regulations may impose dividend payment and other restrictions on us.

The FDIC and the Nevada Commissioner have the right to examine us and our activities. Under certain circumstances, including any determination that our activities constitute an unsafe and unsound banking practice, the FDIC has the authority to restrict our ability to transfer assets, to make distributions to our stockholders, including dividends to the holders of our Series D preferred shares, or to redeem our preferred shares. The FDIC has the authority to prohibit us from paying dividends when it determines such payment to be an unsafe and unsound banking practice.

In addition, we would be prohibited by federal statute and the FDIC’s prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, we would be classified as “undercapitalized” under the FDIC’s regulations. Payment of dividends on our Series D preferred shares could also be subject to regulatory limitations if we became “undercapitalized” for purposes of the FDIC prompt corrective action regulations. “Undercapitalized” is currently defined as having a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a core capital, or leverage, ratio of less than 4%. At March 31, 2003, we were in compliance with all of our regulatory capital requirements. As of that date, our total risk-based capital ratio was 12.79%, our Tier 1 risk-based capital ratio was 9.41% and our Tier 1 leverage ratio was 6.25%. We currently intend to maintain our capital ratios in excess of the “well-capitalized” levels under the FDIC’s regulations. There can be no assurance, however, that we will be able to maintain our capital in excess of the “well-capitalized” levels.

Risks Associated With Our Business

We are substantially dependent on real estate.

Our loan portfolio is substantially related to real estate. At March 31, 2003, real estate served as the principal source of collateral for substantially all of our loan portfolio. A worsening of current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of our available-for-sale investment portfolio, as well as on our financial condition and results of operations in general and the market value for our common shares. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition and results of operations.

We may be subject to possible adverse effects of economic conditions.

Economic conditions beyond our control may have a significant impact on our operations, including in our net interest income. Examples of such conditions include: (i) the strength of credit demand by customers; (ii) the introduction and growth of new investment instruments and transaction accounts by nonbank financial competitors; and (iii) changes in the general level of interest rates.

Economic growth in our market areas is dependent upon the local economy. Adverse changes, including changes that might result from recent or future terrorist attacks, and the U.S. response to those attacks, in the economies of market areas in which we conduct a significant portion of business would reduce our growth rate and otherwise have a negative effect on our business, including the demand for new loans, the ability of customers to repay loans and the value of the collateral pledged as security therefor.

Our loans are concentrated in California, Nevada and New York and adverse conditions in those markets could adversely affect our operations.

Properties underlying our current mortgage assets are concentrated primarily in California, Nevada and New York. As of March 31, 2003, approximately 72% of our total loans by principal balance were secured by properties located in California and 12% in the New York area. Adverse economic, political or business developments, including developments that might result from future terrorist attacks, and the U.S. response to those attacks, or natural hazards or other factors, including energy costs and real estate taxes, may affect these areas and the ability or the willingness of property owners in these areas to make payments of principal and interest on the underlying mortgages. If any of these regions experienced adverse economic, political or business conditions, we would likely experience higher rates of loss and delinquency on our mortgage loans than if our loans were more geographically diverse.

We are subject to special risks relating to commercial mortgage loans.

At March 31, 2003, commercial mortgage loans (including loans secured by multifamily properties) represented 26% of our total loan portfolio. The valuation of commercial mortgage loans is more complicated than the valuation of single family mortgage loans. The commercial real estate properties that secure these loans usually are more difficult to value than single family homes. Commercial mortgage loans also tend to have shorter maturities than residential mortgage loans and may not be fully amortizing, meaning that they may have a significant principal balance or “balloon” payments due on maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than noncommercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of bankruptcy laws, which could result in termination of lease contracts. We may experience higher rates of default on commercial mortgage loans than on residential mortgage loans. In the event of defaults, our ability to pay dividends may be impaired.

Our results would be adversely affected if we are unable to attract or maintain deposits.

We may not be able to attract or maintain deposits in the future. We have historically employed a funding strategy consisting primarily of offering consumer and business checking, passbook and money market accounts and certificates of deposit to a broad customer base. We have been able to maintain sufficient liquidity, in part, by offering interest rates on certificates of deposit and money market accounts in excess of rates offered by other banks on comparable deposits. If other financial institutions raise their interest rates or there is a general increase in interest rates, we may not be able to effectively gather deposits using this strategy.

Our ability to attract and maintain deposits, as well as our cost of funds, has been and will continue to be significantly affected by interest rates and general economic conditions. In addition, we anticipate that competition for deposits will continue to be intense. In the event we increase interest rates paid to retain deposits and to compete to obtain deposits our net interest margin would likely be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain deposits at levels required to fund our growth and current operations, our business, financial condition and results of operations may be materially and adversely affected.

We could be held responsible for environmental liabilities of properties we acquire through foreclosure.

If we are forced to foreclose on a defaulted mortgage loan to recover our investment we may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. The amount of environmental liability could exceed the value of the real property. There can be no assurance that we would not be fully liable for the entire cost of any removal and clean-up on an acquired property, that the cost of removal and clean-up would not exceed the value of the property or that we could recoup any of the costs from any third party. The incurrence of any significant environmental liabilities with respect to a property securing a mortgage loan could have a material adverse effect on our business, financial condition and results of operations.

We are vulnerable to changes in interest rates.

Our results of operations depend substantially on our net interest income, which results from the difference between interest earned on interest-earning assets, such as investments and loans, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse effect on our business, financial condition and results of operations.

When our interest-earning assets mature or reprice more quickly than our interest-bearing liabilities in a given period, a decrease in market interest rates could adversely affect our net interest income. Likewise, when our interest-bearing liabilities mature or reprice more quickly than our interest-earning assets in a given period, an increase in market interest rates could adversely affect our net interest income. In addition, fixed rate loans increase our exposure to interest rate risk in a rising rate environment because our interest-bearing liabilities would be subject to repricing before assets such as fixed rate loans become subject to repricing.

Changes in interest rates also can affect the value of our loans and other interest-earning assets and our ability to realize gains on the sale or resolution of assets. A portion of our earnings results from transactional income, for example, accelerated income resulting from loan prepayments and gains on sales of loans. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on our loans may lead to an increase in our nonperforming assets, which could have a material adverse effect on our results of operations.

An increase in nonperforming assets could adversely affect our business.

Performing loans may become nonperforming loans for a variety of reasons, such as a decline in real estate values or a general economic downturn in the areas in which our loans are located. Because nonperforming assets generally are nonearning assets, high levels of performing assets that become nonperforming assets will adversely affect our results of operations. Moreover, if nonperforming assets increase, we will need to devote increased resources to, and incur increased costs for, the management and resolution of those assets.

Delays in liquidating defaulted loans could occur that could cause our business to suffer.

Substantial delays could be encountered in connection with the liquidation of the collateral securing defaulted loans, with corresponding delays in our receipt of related proceeds. An action to foreclose on a mortgaged property or repossess and sell other collateral securing a loan is regulated by state statutes and rules. Any such action is subject to many of the delays and expenses of lawsuits, which may impede our ability to foreclose on or sell the collateral or to obtain proceeds sufficient to repay all amounts due on the related loan.

Our loan losses could exceed our reserve coverage.

We maintain an allowance for loan losses that we consider adequate to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control. These future losses may exceed our current estimates. There can be no assurance that our actual losses with respect to loans will not exceed our allowance for loan losses. Losses in excess of this allowance would cause us to increase our provision for loan losses and would have a material adverse effect on our business, financial condition and results of operations.

We do not have insurance to cover our exposure to borrower defaults and bankruptcies and special hazard losses that are not covered by our standard hazard insurance policies.

We do not generally obtain general credit enhancements such as mortgagor bankruptcy insurance or obtain special hazard insurance for our mortgage assets, other than standard hazard insurance, which will in each case only relate to individual mortgage loans. Accordingly, we will be subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from earthquakes or floods, that are not covered by standard hazard insurance. In the event of a default on any mortgage loan held by us resulting from declining property values or worsening economic conditions, among other factors, we would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property plus any payments from an insurer (or guarantor in the case of commercial mortgage loans), and (ii) the amount owing on the mortgage loan.

We may not be able to complete acquisitions and successfully integrate acquired businesses.

On an ongoing basis we actively evaluate potential acquisition opportunities. Generally, we will not announce any potential acquisition until we have signed a definitive agreement. We may seek to acquire other businesses which we believe complement our current activities and present opportunities to enhance our profitability. We face significant competition for acquisition opportunities, however, from numerous other financial services institutions, many of which have greater financial resources than we do. Increasing consolidation in the financial services industry may result in an increase in the purchase price we would need to pay to acquire targeted businesses. Accordingly, attractive acquisition opportunities may not be available. In addition, we may not be able to obtain financing for or otherwise consummate future acquisitions. Acquisitions involve numerous risks, including:

•	the risk that the acquired business will not perform to our expectations;

•	difficulties in integrating the operations and products of the acquired businesses with ours;

•	the diversion of management’s attention from other aspects of our business;

•	entering geographic and product markets in which we have limited or no direct prior experience;

•	the potential loss of key employees of the acquired business; and

•	the potential for liabilities and claims arising out of those businesses.

We face intense competition.

We face increasing competition within the broader financial services industry. This industry also includes insurance companies, mutual funds, consumer finance companies and securities brokerage firms. Numerous banks and nonbank financial institutions compete with us for deposit accounts and the origination of loans. In addition, many banks have established or will establish in the near future Internet banking capabilities that may be comparable or superior to those we currently offer. With respect to deposits, additional significant competition arises from corporate and governmental debt securities, as well as money market mutual funds.

We have and will continue to incur substantial expenses as we enter new, and expand existing, lines of business and we may not successfully implement new business initiatives.

From time to time we may enter into new lines of business and expand our existing lines of business, as part of our overall strategy. We cannot assure you that we will enter any new lines of business, or that, if undertaken, such initiatives will be successful. Our entry into new business lines would likely involve the risks ordinarily attendant with the implementation of new business initiatives including, among others, the absence of management expertise, the incurrence of start-up costs and competition from companies that may have greater experience, expertise and resources in these areas.

If First Republic Preferred Capital Corporation fails to qualify as a real estate investment trust, we will be subject to a higher consolidated effective tax rate.

Our subsidiary, First Republic Preferred Capital Corporation, is operated so as to qualify as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. If First Republic Preferred Capital Corporation fails to meet any of the stock distribution, stock ownership or other REIT requirements, it will no longer qualify as a REIT, and the resulting tax consequences would increase our effective tax rate, which would materially decrease our net income.

Risks Associated With Our Operations

Our operations could be interrupted if our third party service providers experience difficulty or terminate their services.

We depend, and will continue to depend, significantly on a number of relationships with third party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems and deposit and other processing services from third-party service providers. If our third party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Our internal control systems could fail to detect certain events.

We are subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

The network and computer systems on which we depend on could fail or experience a security breach.

Our computer systems could be vulnerable to unforeseen problems. Because we conduct part of our business over the Internet and outsource several critical functions to third parties, our operations will depend on our ability, as well as that of our third-party service providers, to protect our computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. This type of an event could deter our potential customers or cause customers to leave us and thereby materially adversely affect our business, financial condition and results of operations.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the section on “Offering Circular Summary.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our business strategy;

•	our estimates regarding our capital requirements and our need for additional financing; and

•	our plans, objectives, expectations and intentions contained in this offering circular that are not historical facts.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this offering circular. You should not place undue reliance on our forward-looking statements. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this offering circular could harm our business, prospects, operating results and financial condition.

USE OF PROCEEDS

Our Series D preferred shares are to be issued, if ever, in connection with an automatic exchange directed by the FDIC or the Nevada Commissioner, of the Series D REIT preferred shares. We will not receive any proceeds, directly or indirectly, from any exchange of the Series D preferred shares for the Series D REIT preferred shares.

INDEPENDENT AUDITORS’ REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS

FIRST REPUBLIC BANK:

We have audited the accompanying consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Republic Bank and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 of Notes to Consolidated Financial Statements, the Bank changed its method of accounting for goodwill and other intangible assets on January 1, 2002.

/s/    KPMG LLP

San Francisco, California

February 7, 2003

FIRST REPUBLIC BANK

CONSOLIDATED BALANCE SHEET

	December 31,
	2002	2001
ASSETS
Cash	$91,213,000	$79,857,000
Federal funds sold and short term investments	—	30,000,000
Investment securities held to maturity (market value of $39,881,000) (Note 2)	39,395,000	—
Investment securities available for sale (Note 2)	686,690,000	471,497,000

Total cash and investments	817,298,000	581,354,000

Loans (Note 3):
Single family (1-4 units) mortgages	1,766,507,000	1,476,493,000
Multifamily (5+ units) mortgages	430,876,000	385,310,000
Commercial real estate mortgages	628,782,000	607,921,000
Single family construction	115,756,000	137,537,000
Multifamily/commercial construction	70,753,000	71,470,000
Equity lines of credit	426,446,000	346,843,000
Stock secured loans	44,096,000	34,079,000
Other secured loans	24,056,000	8,436,000
Commercial business loans	150,204,000	80,718,000
Unsecured loans and lines of credit	49,673,000	63,139,000
Loans held for sale	116,515,000	254,432,000

Total loans	3,823,664,000	3,466,378,000
Less:
Allowance for loan losses	(28,729,000)	(22,778,000)
Net deferred loan (fees) costs	4,172,000	2,121,000

Net loans	3,799,107,000	3,445,721,000

Interest receivable	23,967,000	22,914,000
Mortgage servicing rights (Note 4)	15,768,000	13,649,000
Prepaid expenses and other assets (Note 5)	40,162,000	28,362,000
Federal Home Loan Bank stock, at cost (Note 7)	51,554,000	49,063,000
Goodwill (Note 1)	60,640,000	27,233,000
Premises, equipment and leasehold improvements, net of accumulated depreciation of $27,168,000, and $20,596,000 at December 31, 2002 and 2001, respectively	46,199,000	29,330,000
Other real estate owned	—	—

Total Assets	$4,854,695,000	$4,197,626,000

See accompanying notes.

FIRST REPUBLIC BANK

CONSOLIDATED BALANCE SHEET—(Continued)

	December 31,
	2002	2001
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposits (Note 6):
Noninterest-bearing demand accounts	$330,376,000	$225,860,000
NOW checking accounts	451,875,000	287,773,000
MMA accounts	636,845,000	610,517,000
MMA savings and passbook accounts	1,119,686,000	1,034,886,000
Certificates of deposit	1,087,367,000	1,079,072,000

Total customer deposits	3,626,149,000	3,238,108,000
Interest payable	6,729,000	8,920,000
Other liabilities	38,901,000	25,495,000
Federal Home Loan Bank advances (Note 7)	740,500,000	574,500,000

Total senior liabilities	4,412,279,000	3,847,023,000
Subordinated debentures and notes (Note 8)	70,237,000	70,252,000

Total liabilities	4,482,516,000	3,917,275,000

Minority interest in subsidiary (Note 9)	89,000,000	48,500,000

Commitments (Note 14)
Stockholders’ equity (Notes 12, 13 and 15):
Common stock, $.01 par value; 40,000,000 shares authorized; 16,753,797 shares and 19,345,984 shares issued and outstanding at December 31, 2002 and 2001, respectively	168,000	193,000
Capital in excess of par value	133,978,000	156,423,000
Retained earnings	186,940,000	160,539,000
Deferred compensation	(3,777,000)	(4,282,000)
Treasury stock, at cost; 2,212,605 shares and 5,653,735 shares at December 31, 2002 and 2001, respectively	(39,487,000)	(82,483,000)
Accumulated other comprehensive income, net	5,357,000	1,461,000

Total stockholders’ equity	283,179,000	231,851,000

Total Liabilities and Stockholders’ Equity	$4,854,695,000	$4,197,626,000

See accompanying notes.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,
	2002	2001	2000
Interest income:
Interest on real estate and other loans	$214,413,000	$259,103,000	$266,016,000
Interest on investments	30,427,000	21,928,000	23,604,000

Total interest income	244,840,000	281,031,000	289,620,000

Interest expense:
Interest on customer deposits	72,357,000	112,206,000	118,646,000
Interest on FHLB advances	24,466,000	38,122,000	64,293,000
Interest on debentures and notes	5,648,000	5,650,000	5,670,000

Total interest expense	102,471,000	155,978,000	188,609,000

Net interest income	142,369,000	125,053,000	101,011,000
Provision for loan losses	6,500,000	1,400,000	1,000,000

Net interest income after provision for loan losses	135,869,000	123,653,000	100,011,000

Non-interest income:
Investment advisory fees	23,852,000	18,678,000	22,381,000
Loan servicing fees, net	(1,304,000)	(1,249,000)	1,314,000
Loan and related fees	3,045,000	2,570,000	1,664,000
Trust fees	1,510,000	1,120,000	533,000
Deposit customer fees	1,877,000	1,302,000	746,000
Brokerage fees	1,923,000	898,000	284,000
Gain on sale of loans	12,945,000	3,254,000	1,611,000
Gain (loss) on sale of investment securities	14,000	426,000	(967,000)
Decrease in value of derivatives	(633,000)	(1,229,000)	(1,635,000)
Other income	2,071,000	1,230,000	2,864,000

Total non-interest income	45,300,000	27,000,000	28,795,000

Non-interest expense:
Salaries and related benefits	65,106,000	51,256,000	43,006,000
Occupancy	21,343,000	13,550,000	10,201,000
Advertising	6,278,000	5,707,000	4,473,000
Information systems	7,930,000	5,828,000	4,562,000
Professional fees	4,124,000	2,654,000	2,326,000
REO costs and losses (recoveries)	(314,000)	6,000	(461,000)
Amortization of goodwill	—	1,258,000	1,210,000
Other general and administrative	26,981,000	21,211,000	16,939,000

Total non-interest expense	131,448,000	101,470,000	82,256,000

Income before income taxes and minority interest and accounting change	49,721,000	49,183,000	46,550,000
Provision for income taxes (Note 11)	17,951,000	20,463,000	20,249,000

Income before minority interest and accounting change	31,770,000	28,720,000	26,301,000
Minority interest	5,369,000	3,658,000	3,538,000

Income before accounting change	26,401,000	25,062,000	22,763,000
Cumulative effect of accounting change, net of taxes of $95,000 (Note 1)	—	—	(123,000)

Net income	$26,401,000	$25,062,000	$22,640,000

Other comprehensive income (loss), net of tax:
Unrealized loss on cash flow hedges	$(143,000)	$—	$—
Unrealized net gain on securities	4,050,000	3,121,000	380,000
(Gain) loss on securities included in net income	(11,000)	(253,000)	545,000

Comprehensive income	$30,297,000	$27,930,000	$23,565,000

Basic earnings per share	$1.85	$1.86	$1.67

Diluted earnings per share	$1.70	$1.74	$1.64

Weighted average diluted shares outstanding	15,679,050	14,449,785	13,845,150

See accompanying notes.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Years ended December 31,
	Common stock	Capital in excess of par value	Retained earnings	Deferred compensation	Treasury stock	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 1999	$118,000	$142,588,000	$112,901,000	$(3,733,000)	$(64,382,000)	$(2,332,000)	$185,160,000
Stock compensation costs		422,000		885,000			1,307,000
Restricted stock plan for 127,500 shares	1,000	2,650,000		(2,651,000)			—
Tax benefits from option exercise and issuing restricted stock		392,000					392,000
Three-for-two stock split	64,000		(64,000)				—
Sale of 45,000 shares of treasury stock to the ESOP					990,000		990,000
Net unrealized gain on available for sale securities						925,000	925,000
Exercise of options on 556,485 shares of common stock	6,000	1,314,000					1,320,000
Issuance of 610,911 shares of common stock		422,000			6,492,000		6,914,000
Purchase of 1,244,700 shares of treasury stock					(16,795,000)		(16,795,000)
Net income			22,640,000				22,640,000

Balance at December 31, 2000	189,000	147,788,000	135,477,000	(5,499,000)	(73,695,000)	(1,407,000)	202,853,000
Stock compensation costs		209,000		1,217,000			1,426,000
Tax benefits from option exercise and issuing restricted stock		2,564,000					2,564,000
Sale of 60,000 shares of treasury stock to the ESOP					1,449,000		1,449,000
Net unrealized gain on available for sale securities						2,868,000	2,868,000
Exercise of options on 484,788 shares of common stock	4,000	5,658,000					5,662,000
Issuance of 10,018 shares of common stock		204,000					204,000
Purchase of 435,100 shares of treasury stock					(10,237,000)		(10,237,000)
Net income			25,062,000				25,062,000

Balance at December 31, 2001	193,000	156,423,000	160,539,000	(4,282,000)	(82,483,000)	1,461,000	231,851,000
Stock compensation costs		242,000		505,000			747,000
Tax benefits from option exercise and issuing restricted stock		3,414,000					3,414,000
Sale of 20,000 shares of treasury stock to the ESOP					400,000		400,000
Net unrealized gain on available for sale securities						4,039,000	4,039,000
Unrealized loss on cash flow hedges						(143,000)	(143,000)
Exercise of options on 633,406 shares of common stock	6,000	8,527,000			764,000		9,297,000
Issuance of 706,885 shares of common and treasury stock		147,000			17,796,000		17,943,000
Purchase of 442,100 shares of treasury stock					(10,770,000)		(10,770,000)
Reclassify 3,124,777 shares from issued and outstanding to treasury stock	(31,000)	(34,775,000)			34,806,000		—
Net income			26,401,000				26,401,000

Balance at December 31, 2002	$168,000	$133,978,000	$186,940,000	$(3,777,000)	$(39,487,000)	$5,357,000	$283,179,000

See accompanying notes.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2002	2001	2000
Operating Activities
Net Income	$26,401,000	$25,062,000	$22,640,000
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for loan losses	6,500,000	1,400,000	1,000,000
Provision for depreciation and amortization	7,013,000	6,342,000	6,268,000
Amortization of loan (fees) costs	1,768,000	(1,540,000)	(1,275,000)
Amortization of mortgage servicing rights	6,496,000	6,455,000	3,094,000
Amortization of investment securities discounts	(659,000)	(91,000)	(49,000)
Amortization of investment securities premiums	3,253,000	1,324,000	543,000
Loans originated for sale	(726,264,000)	(845,384,000)	(86,625,000)
Loans sold into commitments	773,697,000	673,364,000	61,897,000
(Increase) decrease in deferred taxes	(2,773,000)	(4,384,000)	3,055,000
Decrease in value of derivatives	633,000	1,229,000	1,635,000
Decrease in valuation of mortgage servicing rights	3,116,000	1,575,000	118,000
Decrease in valuation of loans held for sale	300,000	—	—
Decrease in valuation of other investment interests	23,000	221,000	—
Net (gains) losses on sale of investment securities	(14,000)	(426,000)	967,000
Net gains on sale of loans	(12,945,000)	(3,254,000)	(1,611,000)
Loss on sale of fixed assets	455,000	—	—
Noncash cost of benefit plans	1,441,000	2,666,000	1,875,000
(Increase) decrease in interest receivable	(1,053,000)	2,166,000	(4,620,000)
Increase (decrease) in interest payable	(2,191,000)	(8,598,000)	2,163,000
Increase in other assets	(17,763,000)	(9,683,000)	(26,987,000)
Increase in other liabilities	16,230,000	7,475,000	11,555,000

Net Cash Provided (Used) by Operating Activities	83,664,000	(144,081,000)	(4,357,000)
Investing Activities
Loans originated	(2,504,932,000)	(1,796,137,000)	(1,874,883,000)
Other loans sold	830,046,000	408,806,000	1,038,114,000
Principal payments on loans	1,257,123,000	1,248,261,000	882,377,000
Purchases of investment securities and FHLB stock	(422,372,000)	(296,255,000)	(103,156,000)
Sales of investment securities and FHLB stock	82,710,000	89,769,000	33,901,000
Repayments of investment securities	106,461,000	39,054,000	24,320,000
Additions to fixed assets, net	(24,963,000)	(13,625,000)	(5,418,000)
Net proceeds from sale of real estate owned	—	1,379,000	2,050,000
Acquisition of investment advisory interests	(12,509,000)	—	(4,239,000)
Purchase of other interests	(5,799,000)	(979,000)	(4,475,000)

Net Cash Used by Investing Activities	(694,235,000)	(319,727,000)	(11,409,000)
Financing Activities
Net increase in checking, passbook and MMA accounts	379,746,000	774,156,000	240,977,000
Issuance of certificates of deposit	278,273,000	337,889,000	390,170,000
Repayments of certificates of deposit	(269,978,000)	(404,339,000)	(238,464,000)
Increase (decrease) in long term FHLB advances	101,000,000	(148,060,000)	(208,320,000)
Increase (decrease) in short term borrowings	65,000,000	(37,000,000)	(148,000,000)
Repayments of subordinated debentures	(15,000)	(4,000)	(6,242,000)
Issuance (repurchase) of minority interest in subsidiary, net	38,873,000	(6,500,000)	—
Proceeds from employee stock purchases	349,000	204,000	422,000
Proceeds from common stock options exercised	9,297,000	5,662,000	1,320,000
Purchase of treasury stock	(10,618,000)	(10,237,000)	(16,795,000)

Net Cash Provided by Financing Activities	591,927,000	511,771,000	15,068,000
Increase (Decrease) in Cash and Cash Equivalents	(18,644,000)	47,963,000	(698,000)
Cash and Cash Equivalents at Beginning of Year	109,857,000	61,894,000	62,592,000

Cash and Cash Equivalents at End of Year	$91,213,000	$109,857,000	$61,894,000

See accompanying notes.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND ORGANIZATION

The consolidated financial statements of First Republic Bank (the “Bank”) include the revenues, expenses, assets and liabilities of its subsidiaries. Trainer, Wortham & Company, Incorporated (“Trainer Wortham”) was acquired in January 1999, and First Republic Preferred Capital Corporation (“FRPCC”) was formed in April 1999 and qualifies as a real estate investment trust (“REIT”). In 2000, the Bank formed two additional subsidiaries—First Republic Securities Company, LLC, which operates as an NASD licensed broker dealer, and FR Holdings, Inc., which makes investments in selected venture capital activities. In 2001, the Bank formed First Republic Preferred Capital Corporation II (“FRPCCII”), a second REIT subsidiary. In 2002, the Bank completed the acquisitions of Froley, Revy Investment Company (“Froley Revy”) and Starbuck, Tisdale & Associates (“Starbuck Tisdale”). The Bank is a publicly traded company listed on the New York Stock Exchange and the Pacific Exchange under the symbol “FRC”.

All material intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to the 2001 and 2000 financial statements in order for them to conform with the 2002 presentation.

As a publicly owned bank, First Republic Bank is subject to regulation by the Federal Deposit Insurance Corporation (the “FDIC”) and the Nevada Banking Department and is subject to the reporting and disclosure requirements of the FDIC, which has adopted substantially the same rules as the Securities and Exchange Commission for financial disclosure and periodic reporting. These financial statements, which represent an annual disclosure statement under bank regulations, have not been reviewed or confirmed for completeness, accuracy or relevance by the FDIC.

NATURE OF OPERATIONS

The Bank offers wealth management and private banking services, including deposit accounts, trust, brokerage and investment advisory services, and originates loans secured by single family residences, multifamily and commercial properties. The Bank provides stock secured and unsecured loans to selected individual and business customers in its markets. The Bank originates mortgage loans for securitization or sale to institutional investors in the secondary market and also generates fee income by servicing such mortgage loans. The Bank primarily retains adjustable rate mortgages (“ARMs”) and intermediate fixed rate ARMs in its loan portfolio. The Bank’s wealth management services, private banking, deposit gathering and lending activities are conducted in six metropolitan areas—San Francisco and Silicon Valley, the greater Los Angeles area, San Diego, Santa Barbara, Las Vegas, and New York City.

The Bank owns three subsidiaries that are registered investment advisory firms. Trainer Wortham performs investment advisory services for individual and institutional customers from offices in New York City and San Francisco. Froley Revy specializes in convertible securities and is based in Los Angeles. Starbuck Tisdale manages debt and equity portfolios from Santa Barbara.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective October 1, 2000, the Bank adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended in June 2000 by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of FASB Statement No. 133.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. Changes in the fair values of those derivatives are accounted for depending on the intended use of the derivative and the resulting designation under specified criteria. If the derivative is designated as a fair value hedge, the change in the fair value of the derivative and of the hedged item attributable to the hedged risk is recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is initially recorded in other comprehensive income and is subsequently recognized in earnings when the hedged item affects earnings. The ineffective portion of the change in the fair value of a cash flow hedge is recognized in earnings. SFAS No. 133 changed the accounting treatment for the Bank’s interest rate cap agreements, which do not qualify as cash flow hedges, and the equity conversion features of convertible securities, which are considered derivatives; the change in fair value of these items is recognized in income. The Bank is an end-user of derivative financial instruments and does not conduct trading activities for derivatives.

Upon adoption of SFAS No. 133, the Bank recorded as a one-time transition adjustment the cumulative effect of this accounting change, which was reported separately net of taxes, in the consolidated statement of income for 2000. For the period from adoption, October 1, 2000 through December 31, 2000, the Bank also recorded a reduction in noninterest income as a result of declines in the market values of its interest rate cap agreements, net of income received of $124,000, and of the conversion feature in convertible securities. The components of the transition adjustment and the change in the fair value of these assets are as follows:

Income (expense)	Transition Adjustment	Change in Value Posted to Earnings
Interest rate cap agreements	$(278,000)	$(1,415,000)
Derivatives embedded in convertible securities	60,000	(220,000)

Expenses before taxes	(218,000)	$(1,635,000)

Net tax benefit	95,000

Cumulative effect of accounting change, net of taxes	$(123,000)

The Bank has used interest rate cap agreements or interest rate swap agreements, which are derivative financial instruments, for interest rate risk protection or liability matching. Interest rate cap agreements have been purchased to reduce the Bank’s exposure to rising interest rates that would increase the cost of liabilities above either the maximum yield, which could be earned on certain adjustable rate mortgages and investments, or loan yields that are fixed for a period of 3 to 7 years. Prior to the adoption of SFAS No. 133, the one time up-front costs of these instruments were amortized to interest expense over the life of the interest rate cap agreements, and any benefits were recognized when realized. Under SFAS No. 133, the Bank marks to market the value of its interest rate cap agreements quarterly and records the change in noninterest income. The recorded investment in interest rate cap agreements has been reduced to zero at December 31, 2002.

In 2002, the Bank entered into interest swap agreements that qualify as cash flow hedges of adjustable rate liabilities. The Bank records the swap agreements at fair value in other liabilities. The Bank records the changes in the effective portion of the hedge in other comprehensive income and the ineffective portion, if any, in noninterest income.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates subject to change include but are not limited to: the allowance for loan losses; the carrying values for retained interests, mortgage servicing rights and goodwill; the amount of deferred income taxes; and the impact of contingencies and litigation.

RECOGNITION OF INCOME ON LOANS

Interest income from real estate and other loans is recognized in the month earned. Interest income is not recorded on loans when they become more than 90 days delinquent, except for single family loans that are well secured and in the process of collection, or at such earlier time as management determines that the collectibility of such interest is unlikely. For nonaccrual loans, interest income may be recorded when cash is received, provided that the Bank’s recorded investment in such loans is deemed collectible.

Substantially all loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the expected lives of the loans using the interest method. For homogenous pools of single family home loans, the Bank projects loan prepayments, generally from 20% to 40% per annum, and amortizes into interest income net deferred loan origination costs and net deferred loan fees over the resulting estimated loan life. The actual rate of prepayments on such loans are compared to estimated levels and adjustments are made when necessary.

ALLOWANCE FOR LOAN LOSSES

The Bank provides for loan losses by charging current operations in such amounts as are required to establish an allowance for loan losses that can be reasonably anticipated based upon specific conditions at the time. Management considers a number of factors, including past loss experience, the Bank’s underwriting policies, the results of the Bank’s ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. The allowance is reviewed and adjusted quarterly. It is the Bank’s policy to charge off balances that are deemed uncollectible.

The Bank follows SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank primarily measures impairment of a loan based on the fair value of the underlying collateral, net of selling costs. If this measure of the impaired loan is less than the recorded investment in the loan, the Bank recognizes an impairment by recording a chargeoff or creating a valuation allowance.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill, representing the excess of purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Bank. At December 31, 2001, substantially all of the Bank’s goodwill was related to the acquisition of Trainer Wortham, which was being amortized using the straight-line method over 25 years from 1999 through 2001. The Bank’s goodwill increased in 2002, as a result of the acquisitions of Starbuck Tisdale and Froley Revy. Other identifiable intangible assets are insignificant, included in other assets, and generally amortized using an accelerated method over an original life of 10 to 15 years.

Effective January 1, 2002, the Bank adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes new accounting standards for both identifiable and unidentifiable intangible assets acquired in a

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business combination, including goodwill. The Bank recognizes goodwill as an asset and separately identifies goodwill for its three investment advisory subsidiaries that are considered to be “reporting units,” as defined in SFAS No. 142.

Under SFAS No. 142, the Bank tests goodwill for impairment annually and on an interim basis if an event or circumstance occurs between annual tests that might reduce the fair value of a reporting unit below its carrying value. An example of such an event or circumstance may include an adverse change in the business climate or market, a legal factor, an action by the regulators, and introduction of or an increase in competition, or a loss of key personnel. The fair value of each reporting unit will not have to be assessed every year if the components of the reporting unit have not changed since the previous fair value computation, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists indicating that the current fair value of the reporting unit may be less than its current carrying amount.

The Bank tests goodwill for impairment using a two-step approach. The first step is a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and no further work is required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test must be performed. The second step of the impairment test is a comparison of the implied fair value of goodwill to its carrying amount. If the implied fair value of goodwill is less than its carrying amount, goodwill is considered impaired and an impairment loss recognized. The impairment loss would be measured as the amount by which the carrying amount of goodwill exceeds its implied fair value.

At December 31, 2001, $26.9 million of the Bank’s $27.2 million total intangible assets represented goodwill from the acquisition of Trainer Wortham, and amortization ceased as of January 1, 2002 pursuant to SFAS No. 142. No transition impairment adjustment was required upon adoption of SFAS No. 142. During 2002, the Bank acquired Starbuck Tisdale and the remaining ownership interest in Froley Revy and recorded increases in goodwill of $14.0 million and $19.4 million, respectively. During the fourth quarter of 2002, the Bank completed a goodwill impairment assessment, including the use of an independent third party to perform valuation analysis, and concluded that no impairment losses were required.

The following chart reflects the impact that the adoption of SFAS No. 142 had on net income and EPS:

	2002		2001		2000
	Net income	EPS	Net income	EPS	Net income	EPS
Basic EPS:
Net income	$26,401,000	$1.85	$25,062,000	$1.86	$22,640,000	$1.67
Add back goodwill amortization	—	—	1,258,000.09		1,210,000.09

Adjusted net income	$26,401,000	$1.85	$26,320,000	$1.95	$23,850,000	$1.76

Diluted EPS:
Net income	$26,650,000	$1.70	$25,188,000	$1.74	$22,640,000	$1.64
Add back goodwill amortization	—	—	1,258,000.09		1,210,000.08

Adjusted net income	$26,650,000	$1.70	$26,446,000	$1.83	$23,850,000	$1.72

BUSINESS COMBINATIONS

In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” which requires that all business combinations be accounted for using the purchase method. SFAS No. 141 also requires that additional

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

information be disclosed about business combination transactions. Since all of the Bank’s acquisitions have been structured as purchases, the accounting, disclosure and financial statement provisions of SFAS No. 141 have not materially impacted the Bank’s current financial condition or operating results.

INVESTMENT SECURITIES

The Bank follows SFAS No. 115, “Accounting For Certain Investments in Debt and Equity Securities,” which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. SFAS No. 115 establishes the classification of investments into three categories: (i) debt securities that the entity has the positive intent and ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt securities that are held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and (iii) debt and equity securities not classified as either securities held to maturity or trading securities are classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as part of the accumulated other comprehensive income section of stockholders’ equity, unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, the amount of the impairment is charged to operations. Premiums and discounts are amortized or accreted over the estimated life of the security as an adjustment to the yield using the effective interest method.

Realized and unrealized gains and losses on investment securities are computed based on the cost basis of securities specifically identified. At December 31, 2002 and 2001, no trading securities were owned.

OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or fair value minus estimated costs to sell. Costs related to holding real estate are recorded as expenses when incurred. The Bank did not own any real estate at December 31, 2002 or December 31, 2001. Additionally, there were no loans transferred to other real estate owned in 2002 or 2001, and no loans were originated to facilitate the sale of other real estate owned in 2002 or 2001.

PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Premises, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets which generally range from three to fifteen years or the term of the lease.

SELLING AND SERVICING LOANS

The Bank sells loans on a non-recourse basis to generate servicing income and to provide funds for additional lending. Loans sold include loans originated into investor commitments with the sale approved prior to origination. Also, the Bank has sold loans through securitizations since 2000. A sale is recognized only when the consideration received is other than beneficial interests in the assets sold and control is transferred to the buyer. A gain or loss is recognized at the time of sale by comparing the net sales proceeds to the carrying value of the loans and by calculating the value of mortgage servicing rights and retained interests, based on their relative fair values.

The Bank stratifies loans, when sold, into groups with similar interest rates or terms for the purpose of calculating the initial servicing right and conducting ongoing impairment tests. The assessment for impairment of

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capitalized mortgage servicing rights is based on the current fair value of those rights. The carrying value of mortgage servicing rights is periodically evaluated, considering the actual prepayment experience and market factors; writedowns and adjustments to the amortization rates are recorded when an impairment is indicated.

Loans are classified as held for sale when the Bank has the intent to sell and is waiting on a preapproved investor purchase or is negotiating for the sale of specific loans which meet selected criteria to a specific investor. Loans held for sale are carried at the lower of cost, including unearned loan fees or costs, or market on a loan-by-loan basis.

LOAN SECURITIZATIONS

Since the Bank began selling mortgage loans into securitizations in 2000, a total of five single family mortgage loan securitizations and one income property securitization have been completed. When the Bank securitizes its mortgage loans, it may retain one or more subordinated tranches, as well as interest-only strips and mortgage servicing rights, all of which are considered retained interests in the securitized mortgage loans. The gain or loss recognized by the Bank on the securitization and sale of its mortgage loans depends in part on the carrying value of the loans, allocated between the assets sold and the retained interests based on their relative fair values at the sale date. The Bank uses quoted market prices, where available, to obtain fair values. However, since market quotes are not readily available for certain types of retained interests, the Bank calculates their fair value based on the present value of expected future cash flows, using management’s best estimates of the key assumptions—credit losses, prepayment speeds and discount rates commensurate with the risks involved.

The securities retained by the Bank in connection with its securitization transactions are held in the Bank’s investment portfolio and are classified as available for sale. The Bank has adopted Emerging Issues Task Force No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“EITF 99-20”), which provides accounting guidance for the recognition of income and impairment on retained interests in securitized financial assets. The Bank recognizes interest income based on the excess of estimated cash flows over the amortized cost of the retained interest and uses the effective yield method over the life of the retained interest. If there has been an adverse change in the estimated cash flow of the retained interest, and its fair value has declined below its carrying value on an other than temporary basis, the retained interest is written down to its fair value.

The Bank sold single family mortgage loans in two securitization transactions in 2002, one securitization transaction in 2001, and two securitization transactions in 2000. All of the mortgage loans securitized were originated by the Bank. In connection with one securitization in 2002 and both securitizations in 2000, the Bank retained subordinated tranches. The Bank retained interest-only tranches and originated mortgage servicing rights from each securitization. As compensation for servicing the mortgage loans, the Bank receives annual servicing fees at a weighted average annual rate of approximately 0.31% of the outstanding loan balance. The subordinated tranches retained by the Bank have a lower priority of payment than other tranches sold in the securitizations. The value of these subordinated interests is primarily affected by the amount of credit losses on the mortgage loans and the rate used to discount the expected cash flows. All five securitizations have, thus far, experienced no loan losses. The interest-only tranches retained by the Bank receive excess interest generated by the mortgage loans over the contractual interest rate paid to the investors in such securitizations. The interest-only tranches are not used as a form of credit enhancement to protect against credit losses on the mortgage loans. The value of interest-only tranches is primarily affected by the rate of prepayments on the mortgage loans and the discount rate used to value the expected cash flows. The investors and the securitization trusts have no recourse to the Bank for failure of the mortgagors on the underlying loans to pay when due.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank recognized pretax gains on the securitization and sale of single family mortgage loans of $8,550,000 in 2002, $350,000 in 2001, and $1,027,000 in 2000.

At December 31, 2002, the net book value of the Bank’s retained interests in single family mortgage loan securitizations was $29,411,000, which includes originated mortgage servicing rights carried at $9,710,000, interest-only tranches of $14,240,000, investment grade rated securities of $2,155,000 and securities rated below investment grade of $3,306,000. At December 31, 2002, the total fair value of the Bank’s retained interests was $41,057,000, which includes originated mortgage servicing rights with a fair value of $13,205,000. For single family mortgage loan securitizations completed in 2002, 2001 and 2000, key economic assumptions used in measuring the fair value of retained interests at the date of the securitization are as follows (shown as weighted averages for securitizations of loans with similar characteristics):

	2002	2001	2000
Prepayment speed (annual rates)	Ramp from 15% CPR to 40% CPR for LIBOR ARMs; and 25% to 100% CPR over 5 year fixed periods for intermediate ARMs	60% CPR for LIBOR ARMs	23% CPR for various ARMs
Expected credit losses (over life of transaction)	15 bps of original balance	30 bps of original balance	23 bps of original balance
Weighted average discount rate—subordinated tranches	9%	na	21%
Weighted average discount rate—interest-only tranches	12%	15%	16%
Weighted average life (in years)	2.9	1.0	3.6

Key economic assumptions and the sensitivity of the current fair value of the retained interests at December 31, 2002 to immediate 10% and 20% adverse changes in those assumptions are as follows:

Single Family Mortgage Loans	Range of Economic Assumption	Impact on Fair Value of:
		10% Adverse Change	20% Adverse Change
Repayment speed assumption (annual rate)	15 - 100%	$(1,572,000)	$(2,916,000)
Credit loss assumption (total losses, life of deal)	0.15 - 0.30%	(72,000)	(139,000)
Subordinated tranches discount rate (annual rate)	5 - 43%	(167,000)	(332,000)
Interest-only tranches discount rate (annual rate)	12 - 20%	(403,000)	(793,000)
Mortgage servicing rights discount rate (annual rate)	10 - 12%	(629,000)	(1,014,000)

These sensitivities are hypothetical and should be used with caution. For purposes of this table, the effect of an adverse change is calculated for each assumption without changing any other assumptions, although changes in one factor may result in changes in another factor, which might magnify or counteract the sensitivities.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s single family mortgage loan securitizations experienced no credit losses during 2002, 2001, or 2000. The following table presents information about delinquencies, net credit losses, and components of the Bank’s single family mortgage loan portfolio and similar loans serviced for others, including loans serviced for securitization trusts at December 31, 2002, 2001, and 2000:

Single Family Mortgage Loans	2002	2001	2000
	(In $ thousands)
Principal amount held in Bank’s portfolio and held for sale	$1,883,022	$1,676,125	$1,547,958
Principal amount serviced for others*	3,000,018	2,483,003	2,083,429

Total principal amount	$4,883,040	$4,159,128	$3,631,387

Principal amount 60 or more days past due	$794	$1,647	$—
Net credit losses for calendar year **	—	296	—
Principal amount securitized during calendar year	$787,650	$408,806	$614,094

*	Includes loans serviced for securitization trusts
**	Net credit losses represent total chargeoffs for the calendar year for single family mortgage loans originated by the Bank including loans for which the Bank does not have loss risk.

In 2002, the Bank securitized $48.4 million of performing multifamily and commercial real estate loans through a pass-through REMIC for which the Bank acts as servicer and special servicer. The Bank retained an interest in the first loss subordinated class of the security. All other classes were sold to Trainer Wortham First Republic CBO II. The pretax gain recognized on the securitization and sale of these loans was $988,000. The Bank receives annual servicing fees of approximately 0.98% of the outstanding loan balance as compensation for servicing the income property loans.

At December 31, 2002, the Bank’s retained interests in the commercial real estate loan securitization consisted of servicing rights with a net book value of $241,000 and a first loss security carried at $1,760,000 or 64% of stated principal balance. The fair values of the retained interests at December 31, 2002 were $302,000 for the servicing rights and $1,873,000 for the subordinated security. The value of the retained interest depends primarily on the amount of projected credit losses, the repayment speed on the loans, and the rate used to discount the expected cash flows. The key assumptions used in valuing the retained interest both at the time of the sale and at December 31, 2002 were as follows: prepayment speed of 30% CPR; default rate of 1% CDR with a loss severity of 25% and a 12-month lag to recovery; and a discount rate of 12%. These securitized income property loans have experienced no credit losses to date and there were no delinquent loans at December 31, 2002. Income generated by the retained security is accounted for in accordance with EITF 99-20.

The following table summarizes certain cash flows received from and paid to the Bank’s six securitization trusts during the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Proceeds from new securitizations	$827,531,000	$407,113,000	$600,021,000
Servicing fees received	3,491,000	1,939,000	760,000
Cash flows received on retained interests	9,792,000	5,858,000	1,837,000
Purchases of delinquent and foreclosed assets	—	—	—
Servicing advances	119,223	—	—
Repayments of servicing advances	$119,223	$—	$—

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INCOME TAXES

The Bank accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

STATEMENT OF CASH FLOWS

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short term investments such as federal funds sold with original maturity dates of less than ninety days. The Bank paid interest of $104,662,000 in 2002, $164,576,000 in 2001 and $186,446,000 in 2000. Additionally, the Bank paid income taxes of $13,227,000, $16,635,000 and $14,632,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

In connection with acquisitions, the Bank has issued shares of common stock. During 2000, the Bank issued 494,400 shares of common stock, having a value at date of issuance of approximately $5,439,000, to complete the purchase of Trainer Wortham. To acquire Froley Revy, the Bank issued 78,000 shares in 2000 and 423,700 shares in 2002, having a value at date of issuance of approximately $1,054,000 and $11,262,000, respectively. To acquire Starbuck Tisdale, the Bank issued 267,300 shares of common stock in 2002 with a value of $6,331,000 at issuance. The Bank will issue additional shares in 2003 and future years to complete the payment for Froley Revy and Starbuck Tisdale.

EARNINGS PER SHARE

The Bank follows SFAS No. 128, “Earnings per Share,” which establishes standards for computing and presenting earnings per share (“EPS”) and requires the presentation of basic EPS and diluted EPS. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. The dilutive EPS calculation gives effect to all dilutive potential common shares, such as stock options, that were outstanding during the period. Shares issued during the period and shares repurchased by the Bank are weighted for the portion of the period that they were outstanding for both basic and diluted EPS calculations. Stock options which have been issued and have an exercise price which is above the average market price of the Bank’s common stock are not included in the dilutive EPS calculation. There were 130,100 of such options issued and outstanding for 2002, 59,400 such options for 2001 and 840,800 such options for 2000.

In June 2001, FRPCC issued $7.0 million of Series C Preferred Stock, which is convertible into 229,058 shares of common stock of the Bank. The 2002 and 2001 calculations of diluted EPS add back to the Bank’s reported net income the effect of dividends on the Series C Preferred Stock, net of taxes, and increase the number of shares outstanding as if the preferred stock were converted into common stock. Contingently issuable shares represent an estimate of the future shares that must be paid to complete payment for the acquisition of Froley Revy and Starbuck Tisdale, based on existing contractual terms and current operating results.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the amounts used in the numerators and denominators of the basic and diluted EPS computations for each of the past three years:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
2002
Basic EPS	$26,401,000	14,286,936	$1.85

Effect of Dilutive Securities:
Stock Options	—	913,980
Restricted Stock	—	30,769
Convertible Preferred Stock	249,000	229,058
Contingently Issuable Shares	—	218,307

Diluted EPS	$26,650,000	15,679,050	$1.70

2001
Basic EPS	$25,062,000	13,471,002	$1.86

Effect of Dilutive Securities:
Stock Options	—	792,066
Restricted Stock	—	64,344
Convertible Preferred Stock	126,000	122,373

Diluted EPS	$25,188,000	14,449,785	$1.74

2000
Basic EPS	$22,640,000	13,564,008	$1.67

Effect of Dilutive Securities:
Stock Options	—	250,588
Restricted Stock	—	30,554

Diluted EPS	$22,000	13,845,150	$1.64

STOCK OPTION AWARDS

Prior to January 1, 1996, the Bank accounted for its stock options in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense for fixed options would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price.

On January 1, 1996, the Bank adopted SFAS No. 123, “Accounting for Stock-Based Compensation,” which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for stock option grants as if the fair-value-based method defined in SFAS No. 123 has been applied. The Bank elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123, as amended in December 2002 by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.” (See Note 13).

Under APB Opinion No. 25, compensation is recognized to the extent that the option price is less than the market value of the related stock. Since the Bank does not grant stock options with an exercise price which is less

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

than market value, no compensation cost has been recognized for its fixed stock options. Had the Bank determined compensation cost based on the estimated fair value at the grant date for its stock options under SFAS No. 123, the Bank’s net income and earnings per share (“EPS”) would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income, as reported	$26,401,000	$25,062,000	$22,640,000
Deduct: stock-based employee compensation cost based on the estimated fair value of stock options, net of related tax benefits	(2,202,000)	(3,213,000)	(6,368,000)

Pro forma net income	$24,199,000	$21,849,000	$16,272,000

Earnings per share:
Basic—as reported	$1.85	$1.86	$1.67
Basic—pro forma	$1.69	$1.62	$1.20

Diluted—as reported	$1.70	$1.74	$1.64
Diluted—pro forma	$1.56	$1.51	$1.18

Pro forma net income and EPS amounts reflect only options granted after 1994, and compensation cost for options granted prior to January 1, 1995 is not considered. Further, the effects of applying SFAS No. 123 and SFAS No. 148 for disclosing compensation cost may not be representative of the effects on the reported net income for future years.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of that Statement. The Bank adopted the provisions of SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the financial condition or operating results of the Bank.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds FASB Statements No. 4 and No. 64 that deal with issues relating to the extinguishment of debt. The standard modifies SFAS No. 13, “Accounting for Leases,” so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. In addition, SFAS No. 145 identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, but early adoption is permitted. The adoption of SFAS No. 145 will not have a significant effect on the Bank’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” FIN 45 clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding and incorporates FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is superseded. The initial recognition and initial measurement provisions must be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for interim or annual financial statement periods ending after December 15, 2002. The adoption of FIN 45 will not have a significant effect on the Bank’s results of operations or financial position.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.” When the Bank adopted SFAS No. 123 in January 1996, the Bank elected to continue to apply the accounting prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” and to provide the pro forma disclosure provisions of SFAS No. 123. SFAS No. 148 amends SFAS No. 123 by providing alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and by requiring the prominent disclosure in tabular form of the effects of stock-based employee compensation on reported net income. In addition, SFAS No. 148 amends APB Opinion 28, “Interim Financial Reporting,” by requiring the disclosures about those effects in interim financial statements. The Bank continues to apply the accounting prescribed by APB No. 25 and, in December 2002, adopted SFAS No. 148 regarding the changes to the disclosure requirements. The adoption did not have a material impact on the financial condition or operating results of the Bank.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties or do not have the characteristics of a controlling financial interest (“variable interest entities”). FIN 46 requires an existing unconsolidated variable interest entity (“VIE”) to be consolidated by its primary beneficiary if it does not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs by both primary beneficiaries and other holders of variable interests.

On February 1, 2003, the Bank adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which the Bank obtains an interest after January 31, 2003. In accordance with transition rules, the Bank will adopt FIN 46 no later than September 30, 2003 for VIEs in which it holds a variable interest that it acquired before February 1, 2003.

The Bank has evaluated the impact of the provisions of FIN 46 on its consolidated financial statements, particularly as the interpretation applies to the three CBOs managed by Trainer Wortham.

Trainer Wortham First Republic CBO I, Limited (“CBO I”) is a special purpose company incorporated to acquire and hold an investment portfolio to be managed to specified criteria over a five year period. CBO I has purchased approximately $500 million of high quality, short duration investment securities on the open market and issued a combination of commercial paper, debt securities and equity interests to fund these assets. Trainer Wortham serves as the investment manager of CBO I, pursuant to an annually renewable management contract, and earns an annual management fee of 20 basis points or approximately $1.0 million per year. At December 31, 2002, First Republic owns $8.0 million of the debt securities of CBO I, which are rated AA/Aa1 by Fitch Ratings and Moody’s Investors Service as to principal repayment and $2.7 million of the equity interests in CBO I. The Bank and Trainer Wortham have not sold or transferred any assets to CBO I and do not provide any credit support, financial guarantees, or recourse obligations.

A second CBO with approximately $350 million of assets (“Trainer Wortham First Republic CBO II” or “CBO II”) was established in the first quarter of 2002. The annual management fee earned by Trainer Wortham pursuant to an annually renewable contract consists of senior and subordinated components and includes a senior base fee of 18 basis points plus potential additional deferred subordinated amounts of up to an additional 32 basis points. At December 31, 2002, the Bank has invested in preference shares of CBO II with a book value of $4.8 million, which represent 31% of total equity interests. The Bank sold CBO II $48.4 million of performing

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

multifamily and commercial real estate loans through a REMIC pass-through securitization for which the Bank acts as servicer and special servicer and in which the Bank maintains an investment of approximately $1.8 million in the first loss subordinated security.

On February 18, 2003, a third CBO with $300 million of purchased securities was closed. The Bank has purchased $3.1 million of preference shares in CBO III, representing 20% of total equity interests, and Trainer Wortham manages the investments for a fixed annual fee of 30 basis points under an annually renewable contract.

The Bank has concluded that FIN 46 does not require consolidation of CBO III at March 31, 2003. Management is continuing to review FIN 46 as it pertains to CBO I and CBO II and currently believes that the Bank will not be required to consolidate CBO I or CBO II based on its ownership of various variable interests in the two entities. If after additional evaluation, management concludes differently, the Bank may have alternatives that would preclude consolidation, such as the sale of all or part of its investments in preference shares.

NOTE 2.    INVESTMENT SECURITIES

Under SFAS No. 115, the Bank’s investment securities, including mortgage backed securities (“MBS”), were classified as available for sale or held to maturity at December 31, 2002 and as available for sale at December 31, 2001. The Bank did not own trading securities during 2002 or 2001.

	Amortized Cost	Estimated Unrealized Gross Gain	Estimated Unrealized Gross Loss	Fair Value
December 31, 2002
Available for Sale Securities at Fair Value:
U.S. Government	$433,121,000	$1,056,000	$(441,000)	$433,736,000
Agency MBS	49,196,000	645,000	(22,000)	49,819,000
Other MBS	106,236,000	8,646,000	(202,000)	114,680,000
Convertible securities	5,000,000	—	(169,000)	4,831,000
Other debt securities	85,899,000	531,000	(2,806,000)	83,624,000

Total	$679,452,000	$10,878,000	$(3,640,000)	$686,690,000

Held to Maturity Securities at Amortized Cost:
Municipal bonds	$24,669,000	$508,000	$(18,000)	$25,159,000
Other debt securities	14,726,000	9,000	(13,000)	14,722,000

Total	$39,395,000	$517,000	$(31,000)	$39,881,000

December 31, 2001
Available for Sale Securities at Fair Value:
U.S. Government	$315,901,000	$796,000	$(281,000)	$316,416,000
Agency MBS	71,500,000	386,000	(56,000)	71,830,000
Other MBS	44,133,000	2,500,000	(129,000)	46,504,000
Convertible Securities	5,000,000	—	(197,000)	4,803,000
Other Securities	33,308,000	21,000	(1,385,000)	31,944,000

Total	$469,842,000	$3,703,000	$(2,048,000)	$471,497,000

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For securities classified as available for sale, the Bank recorded unrealized net gains in accumulated other comprehensive income of $4,050,000, $3,121,000, and $380,000, in 2002, 2001, and 2000, respectively, net of the tax effects of $2,068,000, $2,077,000, and $712,000, respectively.

At December 31, 2002, 91% of the Bank’s investment securities carried interest rates that adjust annually or more frequently. The weighted average yield earned was 4.54% for available for sale securities and 5.45% for held to maturity securities, on a tax equivalent basis. At December 31, 2002, the fair value of Agency MBS included $4,088,000 of securities converted from Bank originated loans. Also at December 31, 2002, other MBS includes $29,724,000 of securities retained in connection with the Bank’s loan securitization activities, which are carried at their estimated fair value. Fair values are determined by current quotation, or analysis of estimated future cash flows.

The following table summarizes the maturities of debt and convertible securities owned at December 31, 2002:

	Available for Sale Securities at Estimated Fair Value	Held to Maturity Securities at Amortized Cost
Due in one year or less	$416,000	$—
Due after one year through five years	19,283,000	15,641,000
Due after five years through ten years	3,525,000	6,034,000
Due after ten years	502,897,000	17,720,000

	526,121,000	39,395,000
MBS—available for sale	160,569,000	—

Total	$686,690,000	$39,395,000

During 2002, the proceeds from the sale of securities from the available for sale portfolio were $64,868,000, resulting in gross gains of $289,000 and no gross losses. In January 2003, the Bank sold certain corporate debt securities in the held to maturity portfolio because of the issuer’s significant credit deterioration; as a result of this transaction, in the fourth quarter of 2002 the Bank accrued a $212,000 loss on sale to recognize the other than temporary impairment and transferred $14,452,000 of securities to the available for sale portfolio. Also in 2002, the Bank recorded impairment charges of $63,000 to reflect a reduction in market value of certain available for sale securities. During 2001, the proceeds from the sale of securities from the available for sale portfolio were $68,728,000, resulting in gross gains of $544,000 and gross losses of $118,000. During 2000, there were no sales of securities from the available for sale portfolio. However, the Bank made purchases during 2000 of $5,000,000 of convertible securities classified as available for sale. Also, the Bank made investments in an actively managed portfolio of convertible securities, which were classified as trading securities, and sold the securities by the end of 2000. Gross purchases of these trading securities were approximately $49,150,000 and their sale resulted in net realized losses of $967,000 in 2000.

NOTE 3.    LOANS

Real estate loans are secured by single family, multifamily and commercial real estate properties and mature over periods primarily ranging up to thirty years. At December 31, 2002, loans of $899 million were pledged as collateral for FHLB advances. The Bank’s business operations are conducted primarily in the State of California and in the metropolitan New York City area. At December 31, 2002, approximately 78% of the total loan portfolio was California based.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank restructures loans, generally because of the borrower’s financial difficulties, by granting concessions to reduce the interest rate, to waive or defer payments or, in some cases, to reduce the principal balance of the loan. Nonaccrual loans and restructured loans, together with the related interest income information, are summarized as follows:

	At or for the year ended December 31,
	2002	2001	2000
Nonaccrual loans:
Balance at year end	$15,892,000	$1,497,000	$942,000
Interest foregone	407,000	97,000	84,000
Restructured loans:
Balance at year end (Net of nonaccrual loans)	738,000	—	1,112,000
Actual interest income recognized	23,000	—	94,000
Pro forma interest income under original terms	$77,000	$—	$130,000

Loans that are partially charged off and loans that have been modified in troubled debt restructurings are reported as nonaccrual loans until at least six consecutive payments are received and the loan meets the Bank’s other criteria for returning to accrual or performing restructured status.

An analysis of the changes in the allowance for loan losses for the past three years follows:

	2002	2001	2000
Balance at beginning of year	$22,778,000	$22,167,000	$20,959,000
Provision charged to operations	6,500,000	1,400,000	1,000,000
Chargeoffs on originated loans:
Single family	—	(296,000)	—
Commercial business	(625,000)	(675,000)	—
Other loans	(169,000)	(5,000)	(2,000)
Recoveries on originated loans:
Multifamily	242,000	—	195,000
Commercial real estate	—	187,000	—
Other loans	3,000	—	15,000

Net (chargeoffs) recoveries	(549,000)	(789,000)	208,000

Balance at end of year	$28,729,000	$22,778,000	$22,167,000

Total impaired loans were $15,892,000 at December 31, 2002, including one nonaccrual construction loan of $15,794,000, compared to $1,497,000 at December 31, 2001. At December 31, 2002, there was no specific allowance for loan losses related to $98,000 of impaired loans, and $6,500,000 of allowance was related to $15,794,000 of impaired loans. Total interest income recognized on loans designated as impaired was $66,000 for 2002, $71,000 for 2001 and $94,000 for 2000, all of which was recorded using the cash received method. The average recorded investment in impaired loans was approximately $10,000,000 for 2002, $1,300,000 for 2001 and $3,700,000 for 2000.

NOTE 4.    MORTGAGE BANKING ACTIVITY

The Bank stratifies loans sold each year by property type, loan index for ARMs and interest rate for loans fixed for more than three years. As of December 31, 2002, key economic assumptions generally used by the

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bank to value its servicing rights were as follows: discount rate of 11%, short-term investment rate of 2%, and projected annual repayment speeds that range from 20% to over 60%, depending on the type of loan and contractual interest rate. The recorded value of mortgage servicing rights (“MSRs”) is amortized in proportion to, and over the period of, estimated net servicing income.

The following tables present information on the level of loans originated, loans sold and gain on sale of loans for the past three years ended December 31:

	2002	2001	2000
	(In $ thousands)
Amount of loans originated	$3,231,196	$2,641,521	$1,961,508

Amount of loans sold:
Flow basis or whole loans	$773,697	$673,364	$499,352
Loan securitizations	836,093	408,806	614,094

Total loans sold	$1,609,790	$1,082,170	$1,113,446

Gain on sale of loans:
Amount	$12,945	$3,254	$1,611
Percentage of loans sold	0.80%	0.30%	0.14%

During the past three years ended December 31, changes in the portfolio of loans serviced for others were as follows:

	2002	2001	2000
	(In $ thousands)
Loans serviced for others:
Beginning balance	$2,483,003	$2,083,429	$1,177,991
Loans sold	1,609,790	1,082,170	1,113,446
Repayments	(1,048,010)	(682,596)	(208,008)

Ending balance	$3,044,783	$2,483,003	$2,083,429

The changes in the book value of the Bank’s MSRs in each of the past three years ended December 31, and year end valuation statistics were as follows:

	2002	2001	2000
	(In $ thousands)
Mortgage servicing rights:
Beginning balance	$13,649	$14,060	$5,124
Additions due to loan sales	11,731	7,619	12,148
Amortization expenses	(6,496)	(6,455)	(3,094)
Impairment charges	(3,116)	(1,575)	(118)

Ending balance	$15,768	$13,649	$14,060

Estimated fair value of MSRs	$21,237	$20,525	$20,273

MSRs as a percent of total loans serviced at year end	0.52%	0.55%	0.67%
Weighted average annual servicing fee collected for the year	0.32%	0.33%	0.31%
Value of MSRs at year end as a multiple of weighted average servicing fee	1.60x	1.68x	2.20x

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, the gross carrying value of the Bank’s MSRs was $21,208,000 and the total valuation allowance was $5,440,000.

Changes in valuation allowance for MSRs were as follows:

	2002	2001	2000
	(In $ thousands)
Valuation allowance:
Beginning balance	$2,324	$749	$631
Additions	3,116	1,575	118

Ending balance	$5,440	$2,324	$749

The estimated future amortization expense on the Bank’s MSR portfolio at December 31, 2002, using current valuation assumptions, is $7,014,000 in 2003, $6,096,000 in 2004, $2,256,000 in 2005, and $402,000 in 2006.

NOTE 5.    PREPAID EXPENSES AND OTHER ASSETS

At December 31, prepaid expenses and other assets consist of the following:

	2002	2001
Prepaid expenses	$6,892,000	$5,041,000
Minority interests in CBO preference shares	7,508,000	3,735,000
Investment principal receivable	5,683,000	3,484,000
Issuance costs, net	5,088,000	3,449,000
Investment advisory fees receivable	2,516,000	627,000
Deferred tax asset, net	6,292,000	5,362,000
Investment in Froley Revy	—	5,293,000
Interest rate cap agreements, net	—	107,000
Other assets	6,183,000	1,264,000

Total	$40,162,000	$28,362,000

The Bank has purchased preference shares in two collateralized bond obligations sponsored by Trainer Wortham. The recoverability of these assets is based upon the performance of the underlying investments in each entity.

In January 2000, the Bank acquired an 18% interest in the parent company of Froley Revy at a cost of $5,293,000. When the Bank completed the purchase of the remainder of the firm in May 2002, this balance was included in the goodwill calculation.

Issuance costs for subordinated debentures and notes, as well as the preferred stock of FRPCC, are amortized over the life of the issue using the interest method.

NOTE 6.    CUSTOMER DEPOSITS

NOW checking accounts provide unlimited check writing to customers and bear a minimum balance interest rate of 0.25% at December 31, 2002 and 2001. Demand deposit checking accounts did not bear interest to business customers at December 31, 2002 and 2001.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Passbook and money market accounts, which have no contractual maturity, pay interest compounded daily at rates ranging from 0.25% to 2.03% per annum and 0.25% to 3.44% per annum at December 31, 2002 and 2001, respectively.

At December 31, 2002, the contractual maturities of the Bank’s certificates of deposit were as follows: $717,361,000 in 2003, $266,582,000 in 2004, $24,553,000 in 2005, $44,199,000 in 2006 and $34,672,000 thereafter. Certificates of deposit bear interest at varying rates based on money market conditions, generally ranging from 0.53% to 7.6% at December 31, 2002 and from 1.1% to 7.6% at December 31, 2001.

The Bank is a member of the FDIC’s Bank Insurance Fund (“BIF”), and its deposit accounts are insured by the FDIC up to $100,000 each per insured depositor. At December 31, 2002, certificates of deposit in excess of $100,000 totaled $407,660,000.

NOTE 7.    FEDERAL HOME LOAN BANK ADVANCES

As a member of the Federal Home Loan Bank of San Francisco (“FHLB”), the Bank was approved for approximately $1.9 billion of FHLB advances at December 31, 2002. The Bank is required to own FHLB stock equal to 5% of the FHLB advances outstanding and owned $51,554,000 of FHLB stock at December 31, 2002. The FHLB redeems excess FHLB stock under a quarterly methodology. FHLB stock is recorded at cost, redeemable at par and pledged as collateral for FHLB advances. FHLB advances are either adjustable rate in nature or fixed for a specific term, and consist of the following at December 31:

	2002		2001
Advances Maturing In	Amount	Rate	Amount	Rate
One year or less	$289,000,000	3.03%	$24,000,000	5.89%
1 to 2 years	219,500,000	2.96	124,000,000	4.93
2 to 5 years	85,500,000	4.65	280,000,000	4.29
After five years	146,500,000	2.28	146,500,000	3.27

Total	$740,500,000	3.05%	$574,500,000	4.23%

NOTE 8.    SUBORDINATED DEBENTURES AND NOTES

The Bank’s subordinated debentures and notes consist of two issues, with outstanding amounts as follows at December 31:

	2002	2001
Notes maturing September 15, 2012 with semiannual interest payments at 7.75%	$63,770,000	$63,770,000
Debentures maturing January 15, 2009, with quarterly interest payments at:
—8.0% until maturity	4,992,000	5,002,000
—7.31% until reset	1,475,000	1,480,000

Total	$70,237,000	$70,252,000

In January 2000, the Bank repurchased in the open market $6,230,000 of Subordinated Notes due 2012 and recorded a gain, net of unamortized debt issuance costs, of $712,000. The estates of holders of the Subordinated Debentures due 2009 redeemed $15,000 of debentures in 2002 and $4,000 in 2001. The interest rate on the reset debentures changed in July 1999 from an initial rate of 8.0% to a rate of 7.31% and the next interest rate adjustment is in July 2004, at which time the rate paid will reset at a rate between 6.0% and 10.0% depending on market conditions.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9.    MINORITY INTEREST IN SUBSIDIARY

FRPCC was formed in April 1999 as a subsidiary of the Bank and files as a real estate investment trust (“REIT”) for federal income tax purposes. As part of its initial formation, FRPCC issued in a private placement $55 million of Perpetual, Exchangeable, Noncumulative Series A Preferred Stock (“Series A Preferred Shares”). In June 2001, FRPCC issued in a private placement $7 million of Perpetual, Exchangeable, Noncumulative Series C Preferred Stock (“Series C Preferred Shares”). The Series C Preferred Shares are convertible at the option of the holder into 229,058 shares of the Bank’s common stock at a conversion price of $30.56. In January 2002, FRPCC issued $42.0 million of a Perpetual, Exchangeable, Noncumulative Series B Preferred Stock (“Series B Preferred Shares”). The Series B Preferred Shares have a $25 liquidation value, pay a quarterly dividend at an annual rate of 8.875% on the liquidation value, and are traded on the Nasdaq National Market under the symbol FRCCP.

The Series A, Series B and Series C Preferred Shares are collectively referred to as the “Preferred Stock.” At December 31, 2002, FRPCC had approximately $211 million of assets consisting primarily of single family mortgage loans acquired from the Bank. FRPCC has funded these assets with both the proceeds of the Preferred Stock and the issuance of common stock to the Bank of approximately $105 million.

Dividends on the Preferred Stock, if approved by the Board of Directors of FRPCC, are paid in arrears semiannually on June 30th and December 30th of each year at an annual yield of 10.50% on the Series A Preferred Shares and 5.7% on the Series C Preferred Shares and quarterly at an annual yield of 8.875% on the Series B Preferred Shares. Dividends paid to the holders of the Preferred Stock for the year ended December 31, 2002 and December 31, 2001 were $9,663,000 and $5,986,000, respectively. The dividends paid on the Preferred Stock reduce the Bank’s taxable income by the full amount.

Dividends on the common stock of FRPCC are paid when authorized out of funds legally available after all dividends on the Preferred Stock have been paid. Dividends on the common stock of FRPCC were $2,044,000 for 2002 and $2,053,000 for 2001, substantially all of which were paid to the Bank.

The Bank purchased on the open market $13.5 million of Series A Preferred Shares in November 2001 and an additional $1.5 million of Series A Preferred Shares in 2002 which reduces, by the same amount, the outstanding Preferred Stock reflected in the Bank’s consolidated balance sheet. In the consolidated financial statements of the Bank, the outstanding amount of FRPCC’s Preferred Stock is reported as minority interest in subsidiary in the balance sheet, and both the dividends paid and the amortization of issuance costs, net of taxes, are reported as minority interest in the Income Statement. Under banking regulations, the Preferred Stock is treated as Tier 1 Capital up to 25% of total Tier 1 Capital and any remainder is included in Tier 2 Capital. Under certain adverse or regulatory circumstances, all Series of the Preferred Stock will be exchanged into preferred stock of the Bank.

NOTE 10.    DERIVATIVE FINANCIAL INSTRUMENTS

In connection with its asset and liability management policies, the Bank has purchased interest rate cap contracts primarily as protection against rising interest rates. At December 31, 2002, the aggregate notional amount of interest rate cap contracts was $325 million, which mature in periods ranging from January 2003 through February 2004. At December 31, 2001, the aggregate notional amount of interest rate cap agreements was $800 million and during 2002 there were no purchases of interest rate cap contracts and maturities of $475 million.

The terms and amount of interest rate caps maintained by the Bank are based on management’s expectations about future interest rates and the level of the Bank’s estimated interest rate risk. Under the terms of the cap

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contracts, each with an unrelated commercial or investment banking institution, the Bank will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate (“LIBOR”) for any period during the agreement in which such rate exceeds a rate ranging from 7.0% to 8.0% as established in each agreement. The Bank has no future financial obligation related to its cap contracts.

The amortization of interest rate cap costs increased interest expense by $1,245,000 for the first nine months of 2000. Effective October 1, 2000, the Bank adopted SFAS No. 133, which revised the accounting methodology for interest rate caps, as more fully described in Note 1.

In the fourth quarter of 2002, the Bank entered into interest rate swap agreements with the FHLB to hedge changes in cash flows of two adjustable rate FHLB advances maturing in the third quarter of 2004. Under the two swap agreements, which have aggregate notional amounts of $52 million, the Bank receives an adjustable rate equal to the adjustable rate paid on the FHLB advances, and the Bank has agreed to pay an average fixed rate of 2.18% until the advances mature. The Bank accounts for the swap agreements as cash flow hedges under SFAS 133. No components of the swap agreements were excluded from the assessment of hedge effectiveness and, in 2002, no gain or loss was recognized in income due to ineffectiveness. In the fourth quarter of 2002, the Bank recorded an unrealized loss of $143,000 in other comprehensive income to reflect a reduction in the fair value of these cash flow hedges. The Bank is exposed to loss if the swap counterparty fails to perform; however, the Bank does not anticipate such nonperformance.

The Bank evaluates the credit worthiness of its counterparties under interest rate cap and interest rate swap agreements and has established an approved limit for each institution. The Bank is exposed to market risk to the extent its counterparties are unable to perform; however, the Bank has no reason to expect such nonperformance. The Bank does not obtain collateral under its interest rate swap agreements but monitors the credit standing of its swap counterparty.

NOTE 11.    INCOME TAXES

The components of the Bank’s annual provision for income taxes are as follows. Total tax expense for federal and state purposes is reduced by an aggregate total of $3,206,000 in 2002, $2,588,000 in 2001, and $2,724,000 in 2000, which represents the tax benefits available from consolidating the minority interest cost of FRPCC, and $95,000 in 2000, which represents the tax benefit related to the cumulative effect of an accounting change.

	2002	2001	2000
Federal taxes:
Current	$15,618,000	$17,160,000	$10,696,000
Deferred	(591,000)	(2,954,000)	2,257,000

Subtotal	15,027,000	14,206,000	12,953,000

State taxes:
Current	1,900,000	5,099,000	3,679,000
Deferred	(2,182,000)	(1,430,000)	798,000

Subtotal	(282,000)	3,669,000	4,477,000

Total	$14,745,000	$17,875,000	$17,430,000

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective income tax rate differs from the federal statutory rate due to the following for the past three years:

	2002	2001	2000
Expected statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefits	(0.4)	5.6	7.3
Other, net	1.2	1.0	1.2

Effective tax rate	35.8%	41.6%	43.5%

The effective income tax rate decreased in 2002 primarily due to dividends from FRPCCII, one of the Bank’s REIT subsidiaries, and purchases of municipal securities. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

	2002	2001
Deferred tax assets:
Bad debt deduction	$12,306,000	$8,913,000
Deferred franchise tax	111,000	1,322,000
Deferred compensation	4,224,000	4,111,000
MSR valuation allowance	2,296,000	978,000
Accrued expenses	1,932,000	1,696,000
Mark to market adjustments of derivatives	711,000	1,183,000
Other deferred tax assets	562,000	65,000
Residual interests in REMICs	1,899,000	89,000
Depreciation and amortization	—	521,000

Total gross deferred tax assets	24,041,000	18,878,000

Deferred tax liabilities:
Loan fee income	5,177,000	4,341,000
FHLB stock dividend income	9,021,000	7,904,000
Other deferred tax liabilities	—	277,000
Depreciation and amortization	489,000	—
Tax on net unrealized gain on available for sale securities	3,062,000	994,000

Total gross deferred tax liabilities	17,749,000	13,516,000

Net deferred tax asset	$6,292,000	$5,362,000

As of December 31, 2002, the Bank’s state net operating loss carryforward for income tax purposes was approximately $1,476,000. If not utilized, the state net operating loss carryforward will begin to expire in 2014.

The net deferred tax asset represents recoverable taxes and is included in other assets. The Bank believes a valuation allowance is not needed as it is more likely than not that the deferred tax asset will be realized through previously paid taxes and/or future taxable income.

NOTE 12 .    STOCKHOLDERS’ EQUITY

The aggregate total of shares held as treasury stock at December 31, 2000 was 5,278,635 with a cost of $73,695,000. During 2001, the Bank repurchased 435,100 shares of common stock with a cost of $10,237,000 and contributed 60,000 shares from its treasury stock to the ESOP. During 2002, the Bank repurchased 442,100 shares of common stock with a cost of $10,618,000; the Bank also issued 423,700 shares and 267,300 shares from its treasury stock in connection with the acquisition of Froley Revy and Starbuck Tisdale, respectively, and

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issued 669,300 shares for various stock plans. In the fourth quarter of 2002, the Bank reclassified 3,124,777 shares issued in prior periods from issued and outstanding stock to treasury stock. After giving effect to shares previously issued, the remaining shares held as treasury stock at December 31, 2002 totaled 2,212,605.

Under terms of its subordinated debentures, the Bank may pay cash dividends on its common stock as long as there is no default in the payment of interest or principal when due on such subordinated debentures. Additionally, the Bank’s ability to pay dividends is subject to restrictions imposed by applicable FDIC regulations and law, including Nevada banking law.

The Bank is subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total Capital and Tier 1 Capital to risk-weighted assets and of Tier 1 Capital to average assets. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total Risk-Based, Tier 1 Risk-Based Capital and Tier 1 Leverage ratios as set forth in the following table. There are no conditions or events which have occurred since that notification that management believes would result in a change to the institution’s category.

The actual capital amounts and ratios of the Bank as of December 31, 2002 and 2001 are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In $ thousands)
As of December 31, 2002
Total Capital (to Risk-Weighted Assets)	$404,148	13.45%	$240,462	8.0%	$300,578	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	288,241	9.59	120,231	4.0	180,347	6.0
Tier 1 Capital (to Average Assets)	288,241	5.98	192,742	4.0	240,927	5.0

As of December 31, 2001
Total Capital (to Risk-Weighted Assets)	$343,582	12.79%	$214,916	8.0%	$268,645	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	250,552	9.33	107,458	4.0	161,187	6.0
Tier 1 Capital (to Average Assets)	250,552	5.90	169,892	4.0	212,365	5.0

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13.    STOCK COMPENSATION PLANS

The Bank applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans.

FIXED STOCK OPTIONS

The Bank has granted fixed options under the 1998 Stock Option Plan and the Amended and Restated Employee Stock Option Plan. At December 31, 2002, under the 1998 Stock Option Plan, there were remaining options on 2,348,725 shares of common stock reserved for issuance and options on 1,508,429 shares had been granted to employees, officers and directors, 1,355,749 of which were exercisable. At December 31, 2002, under the Amended and Restated Employee Stock Option Plan, there were remaining options on 112,664 shares of common stock reserved for issuance and options on 108,617 shares had been granted to employees, 90,929 of which were exercisable. Additionally, the Bank has granted options to its directors, management and certain newly hired personnel for 539,912 shares of common stock outside of these two plans, of which 277,303 were exercisable. Under substantially all such option agreements, the exercise price of each option generally equals the market price of the Bank’s stock (or the tangible book value per share if higher) on the date of grant. Options generally vest over a period of up to five years from grant date and have a maximum term of ten years. For proforma disclosure purposes, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001 and 2000, respectively. No dividends are paid for all years; expected volatility of 30% and 40%; average risk-free interest rates of 4.83% and 5.80%; and expected lives of 10 years and 8.4 years.

In 2002, the Bank revised the expected life assumption used in the valuation of options granted in 2002 to reflect actual experience. As a result, the following assumptions were used for 2002 grants. No dividends paid, weighted average expected volatility of 29%, weighted average risk-free interest rate of 4.41% and expected lives of 8.0 years for directors and executives and 5.5 years for all other employees.

A summary of the status of the Bank’s fixed stock options as of December 31, 2002, 2001 and 2000 and changes during the years ended on those dates is presented below:

	2002		2001		2000
Fixed Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,590,080	$16.06	2,728,789	$15.26	2,971,151	$17.20
Granted	489,750	30.90	212,450	22.03	1,287,823	16.25
Exercised	(569,349)	14.46	(310,252)	12.76	(246,701)	7.60
Forfeited	(353,523)	28.63	(40,907)	18.50	(1,283,484)	22.24

Outstanding at end of year	2,156,958	$17.79	2,590,080	$16.06	2,728,789	$15.26

Options exercisable at year-end	1,723,981	$16.19	2,024,643	$14.94	1,752,535	$14.71
Weighted-average fair value of options granted during the year	$15.84		$11.41		$8.91

In May 2002, options for a total of 206,500 shares were granted to executive management and independent directors of the Bank at a market price of $34.00. By September 30, 2002, all of these options had been voluntarily cancelled. In February 2000, over 150 option holders, including directors, officers and employees, voluntarily surrendered options on approximately 1,233,000 shares of common stock which had been granted in

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1998 and carried an average exercise price of $22.43. In September 2000, the Bank’s Board of Directors approved the granting of options on approximately 1,053,000 shares of common stock to over 190 eligible personnel at an average exercise price of $16.35, which was equal to or above the market price for the Bank’s common stock when granted.

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Exercisable Options
$ 4.49 to $ 9.99	30,897	1.2 years	$8.80	30,897
10.00 to 14.99	221,570	3.7 years	11.65	214,632
15.00 to 19.99	1,452,391	6.2 years	16.41	1,325,660
20.00 to 24.99	258,950	7.6 years	22.46	140,917
25.00 to 29.99	82,000	9.0 years	27.40	10,875
30.00 to 34.04	111,150	9.4 years	32.52	1,000

$ 4.49 to $34.04	2,156,958	6.3 years	$17.79	1,723,981

During the fourth quarter of 2002, the Bank initiated a stock option repurchase program for nonexecutive employees who held options with an exercise price that was significantly above the market price of the Bank’s common stock. Under this program, which was completed in January 2003, holders were offered a fixed price for options with an exercise price over $24.00. The Bank repurchased 112,000 options with an average exercise price of $27.96, for a total cost of approximately $442,000, which was recorded as expense in 2002.

PERFORMANCE-BASED STOCK OPTIONS

Under its 1992 Performance-Based Contingent Stock Options (“1992 Contingent Options”) and its 1995 Performance-Based Contingent Stock Options (“1995 Contingent Options”), the Bank has granted selected executives and other key employees stock option awards, the vesting of which were contingent upon achieving targeted increases in the Bank’s tangible book value per share. All vested shares subject to option under the 1992 Contingent Options were exercised prior to their expiration in 2002. The remaining number of shares subject to option under the 1995 Contingent Options is 446,250 and the options carry an exercise price of $8.75. The exercise price of each option, which has a ten-year life, is equal to the market price of the Bank’s stock on December 31, 1995, the date the options were created and the date on which most of the options were granted. All such options had been granted in 1995 or 1996.

A summary of the status of the Bank’s performance-based stock options as of December 31, 2002, 2001 and 2000 and changes during the years ended on those dates is presented below:

	2002		2001		2000
Performance-Based Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	660,689	$9.12	832,145	$9.24	1,143,637	$9.41
Exercised	(64,057)	9.00	(168,315)	9.72	(309,784)	9.87
Forfeited	(150,382)	9.89	(3,141)	9.52	(1,708)	9.89

Outstanding at end of year	446,250	$8.75	660,689	$9.12	832,145	$9.24

Options exercisable at year-end	446,250	$8.75	510,306	$8.89	677,943	$9.10

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, all of the 446,250 remaining options granted under the 1995 Contingent Plan were vested and exercisable; these options have a remaining contractual life of three years.

EMPLOYEE STOCK PURCHASE PLAN

Under the Amended and Restated Employee Stock Purchase Plan (the “Purchase Plan”), the Bank is authorized to issue up to 636,540 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Purchase Plan, employees can purchase shares of the Bank’s common stock at 90% of the closing price at the end of each semimonthly payroll period, subject to an annual limitation of common stock valued at $25,000. Approximately 30% of currently eligible employees have participated in the Purchase Plan in the last three years and a total of 165,670 shares have been sold to employees under the Purchase Plan since its inception. Under the Purchase Plan, the Bank sold 15,887 shares, 10,018 shares and 38,487 shares to employees in 2002, 2001 and 2000, respectively. Under SFAS No. 123, no compensation cost is recognized for the Purchase Plan because the discount from market price offered to employees approximates the Bank’s historical stock issuance costs.

RESTRICTED STOCK PLAN

The Bank’s 1997 Restricted Stock Plan authorized the issuance of 350,536 shares of restricted stock to certain officers, employees, and outside directors, all of which were awarded in 1997. The 1997 Restricted Stock Plan generally provided that the restrictions lapse over a five-year period with 20% of the shares awarded to be issued to holders beginning on February 28, 1998 and on each February 28 for the next four years. As of February 28, 2002, the restrictions on all such shares had lapsed and all such shares had been issued. The Bank has recorded the cost of these restricted shares at $13.92 per share as shares are vested. During 2002, 2001 and 2000, noncash compensation costs of $148,000, $886,000 and $885,000, respectively, were recorded.

The Bank’s 2000 Restricted Stock Plan authorizes 127,500 shares of restricted stock to certain officers, all of which were awarded in 2000. The 2000 Restricted Stock Plan provides that the restrictions lapse over a seven- year period beginning on December 31, 2002 and on each December 31 for the next six years. The Bank is recording the cost of these restricted shares at $20.79 per share over the eight year period from the date of grant until final vesting on December 31, 2008; also, the Bank is recording over this period the cost of a related payment of $8.79 per share to the executives which represents the estimated tax benefits to the Bank. The Bank recorded noncash compensation costs of $331,000 during 2002 and 2001 and accrued for cash compensation costs of $140,000 in 2002 and 2001. The Bank’s stockholders’ equity reflects the issuance of all restricted shares and the recording of an offsetting amount of unearned stock compensation, which was $3,777,000 at December 31, 2002.

In connection with the 1997 and 2000 Restricted Stock Plans, the Bank is entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released and the shares issued. The Bank’s income tax deduction would be higher than its previously recorded expense if the market value of the shares on the date of vesting exceeds $13.92 for shares issued under the 1997 Restricted Stock Plan and $20.79 for shares issued under the 2000 Restricted Stock Plan; such incremental tax deduction would be recorded as an increase in the Bank’s stockholders’ equity.

NOTE 14.    COMMITMENTS

At December 31, 2002 and 2001, the Bank had conditional commitments to originate loans of $8,281,000 and $13,630,000, respectively, and to disburse additional funds on existing loans and lines of credit of $900,292,000 and $777,020,000, respectively. The Bank’s commitments to originate loans are agreements to

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lend to a customer as long as there is no violation of any of several credit or other established conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Future minimum rental payments required under operating leases, including the Bank’s office facilities, that have initial or remaining non-cancelable terms in excess of one year at December 31, 2002 are as follows: 2003—$12,607,000; 2004—$12,328,000; 2005—$12,044,000; 2006—$11,096,000; 2007—$10,508,000; thereafter—$78,785,000. Rent and certain related occupancy expense was $10,156,000 in 2002, $6,102,000 in 2001, and $4,460,000 in 2000.

NOTE 15.    EMPLOYEE BENEFIT PLANS

The Bank has a deferred compensation plan (the “401k Plan”) under section 401(k) of the Internal Revenue Code of 1986, as amended, under which it matches, with contributions from net income, up to 5% of each contributing member employee’s compensation subject to limitations. The Bank’s contributions to the 401k Plan in 2002, 2001 and 2000 were approximately $1,800,000, $1,388,000 and $1,033,000, respectively. At December 31, 2002, total assets in the Bank’s 401k plan were approximately $18.8 million. These assets are invested by plan participants in a family of mutual funds. The 401k plan cannot own any shares of the Bank’s common stock.

The Bank established an Employee Stock Ownership Plan (“ESOP”) in 1985 which enables eligible employees to own common stock of the Bank. In 2000, the Bank contributed to the ESOP 45,000 treasury shares, having a cost based on their fair value of $990,000. In 2001, the Bank contributed to the ESOP 60,000 treasury shares, having a cost based on their fair value of $1,449,000. In 2002, the Bank contributed to the ESOP 20,000 treasury shares having a cost based on their fair value of $400,000. All of the shares contributed to the ESOP were allocated in the year contributed, except that 5,000 shares contributed in 2001 could not be allocated until 2002. Employees may make withdrawals from their ESOP accounts under certain circumstances, upon reaching a minimum age or following a minimum number of years of service. At December 31, 2002, the ESOP holds 345,873 shares allocated to participants, which had a fair value of $6.9 million.

In 1998, the Bank adopted a Deferred Compensation Plan under which eligible officers and employees may defer receipt of compensation earned in 1999 and future years until a later time, as elected by the participants. The deferred amounts earn interest at a market rate set each year. Amounts may be deferred for a period of from at least one year until retirement, at which time distributions may be made in installments for up to ten years. Any deferred amounts will be paid to the participant immediately upon death, disability, or the termination of employment for any reason other than retirement. During 2000, total compensation payments of $1,097,000 were deferred into cash balances and the Bank paid interest of $126,000 on all funds deferred under this plan. During 2001, total compensation payments of $573,000 were deferred into cash balances and the Bank paid interest of $213,000 on all funds deferred under this plan. During 2002, total compensation payments of $872,000 were deferred into cash balances and the Bank paid interest of $116,000 on all funds deferred under this plan.

Also, in 1998, the Bank’s stockholder approved the Deferred Equity Unit Plan (the “DEU Plan”), under which eligible employees and outside directors may defer receipt of compensation earned in 1999 and future years until a later time, as elected by the participants. The deferred amounts are invested in unissued shares of the Bank’s common stock, based on the market price of the common stock at the time the compensation was payable. Deferral elections and distributions under the DEU Plan are generally the same as described above for the Deferred Compensation Plan except that DEUs are required to be settled in shares of common stock. Under the DEU Plan, eligible employees and directors deferred total compensation payments of $242,000 and acquired 9,691 units during 2002, deferred $209,000 and acquired 8,617 units during 2001 and deferred $422,000 and acquired 33,500 units during 2000.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The DEU Plan provides that unvested shares of restricted stock and shares to be received under nonqualified stock options held by outside directors and employees may be converted into deferred equity units. As of December 31, 2002, the holders of certain shares of restricted stock and nonqualified stock options had elected to exchange their interests for 301,824 units under the DEU Plan.

The Bank expects that eligible employees and outside directors will defer receipt of compensation under the Deferred Compensation Plan and the DEU Plan in the future.

Since inception, the Bank has not offered any other employee benefit plans and, at December 31, 2002, has no requirement to accrue additional expenses for any pension or other post-employment benefits. Generally, employees are eligible to participate in the Bank’s 401k and ESOP plans after six months of full time employment and in the Employee Stock Purchase Plan and both deferred plans after one year.

NOTE 16.    FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No 107, “Disclosures About Fair Value of Financial Instruments,” requires that the Bank disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimates that are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgement. Changes in the assumptions used could significantly affect these estimates. Fair values have not been adjusted to reflect changes in market conditions subsequent to December 31, 2002 and 2001; therefore, estimates presented herein are not necessarily indicative of amounts that could be realized in a current transaction.

The estimated fair values presented neither include nor give effect to the values associated with the Bank’s existing customer relationships, lending and deposit branch networks, or certain tax implications related to the realization of unrealized gains or losses. Also, under SFAS No. 107, the fair value of checking, money market and passbook accounts is generally equal to the carrying amount because these liabilities have no stated maturity; under such approach, the benefit that results from the lower cost funding provided by such liabilities, as compared to alternative sources of funding, is excluded. However, at December 31, 2002, the Bank was offering a passbook promotion for a specified minimum balance at a rate deemed to be above the rates that the Bank would have offered if a rate guarantee were not in effect. The estimated fair value of passbook balances was adjusted to reflect the excess interest expense the Bank will incur until the rate guarantee expires.

Methods and assumptions used to estimate the fair value of each major classification of financial instruments were:

Cash and short-term investments:    Current carrying amounts approximate estimated fair value.

Investment securities:    For securities classified as available for sale or held to maturity, current market prices, quotations or analysis of estimated future cash flows were used to determine fair value.

FHLB stock:    FHLB stock has no trading market, is required as part of membership, and is redeemable at par; therefore, its fair value is presented at cost.

Loans:    The carrying amount of loans is net of unearned loan fees or costs and the allowance for loan losses.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

To estimate fair value of the Bank’s loans, which are primarily adjustable rate and intermediate fixed rate real estate secured mortgages, each loan collateral type is segmented into categories based on fixed or adjustable interest rate terms (index, margin, current rate and time to next adjustment), maturity, estimated credit risk, and accrual status.

The fair value of single family, multifamily, and commercial mortgages is based primarily upon prices of loans with similar terms obtained by or quoted to the Bank, adjusted for differences in loan characteristics and market conditions. The fair value of other loans is estimated using quoted prices and by comparing the contractual cash flows and the current interest rates at which similar loans would be made to borrowers with similar credit ratings. Assumptions regarding liquidity risk and credit risk are judgmentally determined using available internal and market information.

The fair value of nonaccruing loans and certain other loans gives consideration to the individual characteristics of the loans, including delinquency status and the results of the Bank’s internal loan grading process.

Mortgage servicing rights:    The fair value of mortgage servicing rights related to loans originated and sold by the Bank is based on a present value calculation of expected future cash flows, with assumptions regarding prepayments, discount rates and investment rates adjusted for market conditions.

Customer deposits:    The fair value of deposits with a stated maturity is based on the discounted value of contractual cash flows, using a discount rate based on rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

FHLB advances:    The Bank’s FHLB advances consist primarily of long-term adjustable rate and intermediate fixed rate borrowings. Using current terms quoted by the FHLB to the Bank, the estimated fair value is based on the discounted value of contractual cash flows for the remaining maturity.

Debentures and notes:    The fair value is based on current market prices for traded issues.

Commitments to extend credit:    The majority of the Bank’s commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the table.

Derivative financial instruments:    The fair value of interest rate cap agreements generally reflects the estimated amounts that the Bank would receive or pay, based upon dealer quotes, to terminate such agreements at the reporting date. For interest rate swap agreements, an analysis of future cash flows was used to determine fair value.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In $ thousands)
Assets:
Cash and short-term investments	$91,213	$91,213	$109,857	$109,857
Investment securities	726,085	726,571	471,497	471,497
FHLB stock	51,554	51,554	49,063	49,063
Loans, net	3,799,107	3,833,324	3,445,721	3,481,284
Mortgage servicing rights	15,768	21,237	13,649	20,525

Liabilities:
Customer deposits	3,626,149	3,642,260	3,238,108	3,257,985
FHLB advances	740,500	756,839	574,500	582,458
Subordinated debentures and notes	70,237	71,086	70,252	61,831

Derivatives:
Interest rate swaps	143	143	—	—
Interest rate caps	—	—	107	107

NOTE 17.    SEGMENTS

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Until March 31, 2002, the Bank determined that its reportable segments were related to its commercial banking and investment advisory functions. The initial investment advisory segment consisted solely of the activities of Trainer Wortham until the acquisition of Starbuck Tidsdale and Froley Revy in March 2002 and May 2002, respectively. Beginning in the quarter ended June 30, 2002, the Bank has expanded its non-banking reportable segment to encompass all of its wealth management activities—its three investment advisory subsidiaries, First Republic Trust Company, and the Bank’s Investment Division. The operating results and assets of the Bank’s two reportable segments for 2002 and 2001, as well as any reconciling items to consolidated totals, reflect the revision of each segment.

	Commercial Banking	Wealth Management	Reconciling Items	Total Consolidated
	(In $ thousands)
2002
Revenues	$262,930	$28,324	$(1,114)	$290,140
Income before minority interest	30,151	1,619	—	31,770
Identifiable assets	4,848,205	8,448	(1,958)	4,854,695

2001
Revenues	$287,383	$21,502	$(854)	$308,031
Income before minority interest	26,702	2,018	—	28,720
Identifiable assets	4,189,447	9,156	(977)	4,197,626

2000
Revenues	$295,550	$23,105	$(240)	$318,415
Income before minority interest	22,373	3,928	—	26,301
Identifiable assets	3,648,269	8,357	(243)	3,656,383

The commercial banking segment represents the operations of the Bank including real estate secured lending, retail deposit gathering, private banking, mortgage sales and servicing, and managing the capital,

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liquidity and interest rate risk of the entities. The wealth management segment presently consists of the investment management activities of Trainer Wortham, Starbuck Tisdale and Froley Revy, which manage assets for individuals and institutions in equity, fixed income and balanced accounts, as well as the services provided by the Trust Company and the Investment Division. For 2002, income before minority interest of the wealth management segment included approximately $800,000 of expenses (after tax benefits) that are not expected to be recurring. For 2001 and 2000, income before minority interest includes goodwill amortization of $1,218,000 and $1,170,000, respectively. Goodwill amortization is no longer recorded beginning January 1, 2002, in accordance with SFAS No. 142.

The reconciling items for revenues relate to fees paid by the Bank to Trainer Wortham for the management of its investment portfolio and intercompany business referral fees. The reconciling items for assets relate to subsidiary funds on deposit with the Bank and any intercompany receivables that are reimbursed on a quarterly basis.

NOTE 18.    ACQUISITIONS OF INVESTMENT ADVISORS

In January 1999, the Bank completed the purchase of Trainer Wortham, an investment advisory firm based in New York City and founded in 1924. The firm manages investments for individuals and institutions in equity, fixed income and balanced accounts. In March 2000, 494,400 contingent shares were issued to the prior owners of Trainer Wortham, due to the subsidiary achieving certain growth in revenue and other targets; upon issuance, such contingent shares were valued at the current market price at the time, resulting in equal increases of $5.4 million to the Bank’s goodwill and stockholders’ equity. For 2001 and 2000, the Bank amortized goodwill over a 25-year period from the date of purchase, using the straight-line method.

In March 2002, the Bank acquired Starbuck, Tisdale & Associates, an investment management firm based in Santa Barbara, California. The Bank paid $7.4 million in cash and issued 267,300 shares of common stock at closing, with additional payments to be made over the next seven years based on future results. The Bank recorded goodwill of $14.0 million. The Bank’s consolidated financial statements include the operating results of Starbuck Tisdale from the acquisition date through December 31, 2002. Founded in 1933, Starbuck Tisdale manages equities and fixed-income securities for high net worth individuals, trust, endowments and pension plans. The firm’s equity investment style is oriented toward long term, quality growth.

In May 2002, the Bank acquired the remaining 82 percent interest in Froley Revy, following its January 2000 purchase of an approximately 18 percent interest for a cost of $5.2 million. The Bank paid approximately $18.5 million, including cash and the issuance of 423,700 shares of common stock at closing, with additional payments to be made over the next five years based on future results. The Bank recorded goodwill of $19.4 million. The results of Froley Revy, from the acquisition date through December 31, 2002, are included in the Bank’s consolidated financial statements. Founded in 1975, Froley Revy is one of the nation’s oldest investment firms specializing in convertible securities. The firm manages assets for public and corporate pension funds, insurance companies, endowments and foundations, high net worth individuals and broker dealer managed account programs.

MANAGEMENT

General

The following table identifies our directors and senior executive and corporate officers:

Name	Age	Position Held with the Bank
Roger O. Walther(1)(2)(3)(4)	67	Chairman of the Board
James H. Herbert(1)	58	President, Chief Executive Officer and Director
Katherine August-deWilde(1)	55	Executive Vice President, Chief Operating Officer and Director
Willis H. Newton, Jr.	54	Executive Vice President, Chief Financial Officer
David B. Lichtman	39	Executive Vice President, Chief Credit Officer
James J. Baumberger	60	Senior Consultant and Director
Bruce F. Anderson	66	Senior Vice President, Trust Company
Edward J. Dobranski	52	Senior Vice President, Secretary and General Counsel
Elizabeth Fitzpatrick	54	Senior Vice President, Deposit Operations
Daniel E. Grow	55	Senior Vice President, Retail Banking
Michael J. Harrington	54	Senior Vice President, Deputy Manager, Trust Company
Dale A. Smith	49	Senior Vice President, Chief Information Officer
Thomas J. Barrack, Jr.(3)	56	Director
James P. Conn(2)(3)	65	Director
Frank J. Fahrenkopf, Jr.(4)	63	Director
L. Martin Gibbs	65	Director
James F. Joy(2)(3)(4)	65	Director
Barrant V. Merrill(1)(4)	72	Director
Charles V. Moore	63	Director and Chairman, Trainer Wortham & Company, Inc.
George C. Parker	64	Director

(1)	Member of the Executive Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Our directors serve three-year terms. The terms are staggered to provide for the election of approximately one-third of the Board members each year. Messrs. Walther and Herbert have served as Chairman of the Board and President, respectively, since our inception.

The backgrounds of the directors and executive officers are as follows:

Roger O. Walther is Chairman of the Board of Directors and a director of the Bank serving until 2006. Mr. Walther is Chairman of Tusker Corporation, a real estate and small business management company. He is a director of Charles Schwab & Co., Inc. and a trustee of Chapman University. He is a director of the UCSF Foundation. He was formerly Chairman of San Francisco Bancorp. He is a graduate of the United States Coast Guard Academy, B.S., 1958, and the Wharton School, University of Pennsylvania, M.B.A., 1961, and is Director (Emeritus) of the Graduate Executive Board of the Wharton School.

James H. Herbert is President, Chief Executive Officer and a director of the Bank serving until 2006 and has held such positions since the Bank’s inception in 1985. From 1980 to July 1985, Mr. Herbert was President, Chief Executive Officer and a director of San Francisco Bancorp, as well as Chairman of the Board of its operating subsidiaries in California, Utah and Nevada. He is a graduate of Babson College, B.S., 1966, and New York University, M.B.A., 1969. He is a member of The Babson Corporation.

Katherine August-deWilde is Executive Vice President, Chief Operating Officer and a director of the Bank serving until 2004. She joined the Bank in July 1985 as Vice President and Chief Financial Officer. From 1982 to 1985, she was Senior Vice President and Chief Financial Officer at PMI Corporation. She is a graduate of Goucher College, A.B., 1969, and Stanford University, M.B.A., 1975. She is a member of the Stanford University Graduate School of Business Advisory Council.

Willis H. Newton, Jr. is Executive Vice President and Chief Financial Officer of the Bank and has held such position since August 1988. From 1985 to August 1988, he was Vice President and Controller of Homestead Financial Corporation. He is a graduate of Dartmouth College, B.A., 1971 and Stanford University, M.B.A., 1976. Mr. Newton is a Certified Public Accountant.

David B. Lichtman is Executive Vice President and Chief Credit Officer and has held this position since 1995. He has been employed by the bank since 1986, holding positions in all phases of lending operations. He is a graduate of Vassar College, B.A., 1985 and University of California-Berkeley, M.B.A., 1990.

James J. Baumberger is Senior Consultant and a director of the Bank serving until 2005. He joined the Bank in May 1990 and has served as the head of the Bank’s operations in Nevada since that time. Mr. Baumberger has previously served as Chairman of Atlantic Financial Savings-Nevada.

Bruce F. Anderson is Senior Vice President and head of First Republic Trust Company. He has over 30 years prior experience leading the Trust Division of Pacific Bank and managing trust activities in Northern California and New York State for regional commercial banks. Mr. Anderson is a graduate of Brown University, B.A., and Creighton University Law School, L.L.B.

Edward J. Dobranski is Senior Vice President, General Counsel and Secretary of the Bank and has held such positions since 1997, 1992 and 1997, respectively. He also has served as the Bank’s Compliance Officer and Community Reinvestment Officer. From 1990 to 1992, Mr. Dobranski was Of Counsel at Jackson, Tufts, Cole & Black in San Francisco, specializing in banking, real estate and corporate law. Mr. Dobranski is a graduate of Coe College-Iowa, B.A., 1972 and Creighton University-Nebraska, J.D., 1975.

Elizabeth Fitzpatrick is Senior Vice President, Deposit Operations. Ms. Fitzpatrick became the head of the Bank’s deposit operations in 1998 and has been responsible for developing and supporting new customer services. Her banking career spans more than 25 years and includes a broad range of consulting assignments and line management responsibilities for all aspects of retail branch and deposit support functions. Ms. Fitzpatrick attended the University of London and is a graduate of the Pacific Coast Banking School.

Daniel E. Grow is Senior Vice President, Retail Banking, of the Bank and has held such positions since 1997. From 1993 to 1997, Mr. Grow was an executive officer with Bank of America’s New Mexico and Texas subsidiaries, with responsibilities including business banking. Previously, he was President of Domingue-Grow, a nation-wide consulting and sales training firm servicing the financial services sector. Mr. Grow is a graduate of Lycoming College, B.A., 1970 and Golden Gate University, M.B.A., 1985.

Michael J. Harrington is Senior Vice President, Deputy Manager of First Republic Trust Company which he joined in 2002. Previously, he held the position of Senior Vice President and Regional Fiduciary Executive for Bank of America. His career includes experiences in investment counseling and investment management. Mr. Harrington is a graduate of University of California-Los Angeles, B.A., 1972 and J.D., 1975.

Dale A. Smith joined the Bank as Senior Vice President and Chief Information Officer in 2000, after holding a similar position at Imperial Bank for several years. Previously, Mr. Smith was a senior manager in the computer risk management practice of a major consulting firm and the head of technology and general audit services for a regional bank. He is a CPA and a graduate of Bowling Green State University, B.A., 1975.

Thomas J. Barrack, Jr. is a director of the Bank serving until 2004. Mr. Barrack is Chairman and Chief Executive Officer of Colony Capital, Inc., and Colony Advisors, Inc., international real estate investment and management firms. He is a Director of Continental Airlines, Inc., Public Storage, Inc., Kennedy-Wilson, Inc. and Kerry Properties Limited. He is a graduate of the University of Southern California, B.A., 1969 and J.D., 1972.

James P. Conn is a director of the Bank serving until 2004. Mr. Conn was formerly Chief Investment Officer of Financial Security Assurance, Inc. and Transamerica, Inc. He is a director of La Quinta Corporation, Gabelli Equity Trust, Gabelli Utility Trust, and Gabelli Global Multimedia Trust. He is a graduate of Santa Clara University, B.S., 1959.

Frank J. Fahrenkopf, Jr. is a director of the Bank serving until 2005. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. He is a partner in the law firm of Hogan & Hartson LLP. From January 1983 until January 1989, he was Chairman of the Republican National Committee. He is a director of Gabelli Equity Trust, Gabelli Utility Trust, and Gabelli Global Multimedia Trust. Mr. Fahrenkopf is a graduate of the University of Nevada- Reno, B.A., 1962, and the University of California-Berkeley, L.L.B., 1965.

L. Martin Gibbs is a director of the Bank serving until 2005. Mr. Gibbs is a partner in the law firm of Clifford Chance US LLP, counsel to the Bank. He is a graduate of Brown University, B.A., 1959 and Columbia University, J.D., 1962.

James F. Joy is a director of the Bank serving until 2006. Since 1994, Mr. Joy is Managing Director European Business Development for CVC Capital Partners Limited. He is a director of Trench Electric and Metzeler Automotive Profile Systems. He is a graduate of Trinity College, B.S., 1959, B.S.E.E., 1960 and New York University, M.B.A., 1964.

Barrant V. Merrill is a director of the Bank serving until 2004. Mr. Merrill is the Managing Partner of Sun Valley Partners. Previously, he was a General Partner of Dakota Partners and Chairman of Pershing & Co. Inc., a division of Donaldson, Lufkin & Jenrette. Mr. Merrill is a graduate of Cornell University, B.A., 1953.

Charles V. Moore is a director of the Bank serving until 2005. In 1977, Mr. Moore became President of Trainer, Wortham & Company, Incorporated, an investment advisor firm in New York City and wholly owned subsidiary of the Bank since 1999; he became Chairman in May 2003. He is a graduate of University of Virginia, B.A., 1961, Vanderbilt University Law School, L.L.B., 1964, Wharton Business School, M.B.A., 1966.

George C. Parker is a director of the Bank serving until 2006. Since 1973, Mr. Parker has been affiliated with the Stanford University Graduate School of Business, where he is the Dean Witter Distinguished Professor of Finance and Management; previously, he was Senior Associate Dean for Academic Affairs and Director of the MBA Program. He is a Director of Continental Airlines, Inc., Converium Reinsurance, iShares Mutual Funds and Tejon Ranch Company. B.A. Haverford College, 1960; M.B.A. (1962) and Ph.D. (1967) Stanford University.

Compensation of the Bank’s Directors

Each of our non-employee directors receives a fee of $3,000 for each regular quarterly meeting of our Board of Directors attended. Beginning in 2003, the Chairman of the Board will receive an annual retainer of $25,000 and the Chairman of the Audit Committee will receive an annual retainer of $15,000, each in lieu of the supplemental payments previously received as Chairman for attending and leading meetings. The institution of a retainer for these two positions recognizes the increased responsibilities and time commitments throughout the year resulting from enhanced corporate governance standards for U.S. public companies such as First Republic. Also, beginning in May 2003, the fee for a telephone meeting was set at $750 if less than one hour and $1,500 for a longer meeting. Also, members of our executive committee and compensation committee generally receive $1,000 per meeting attended. Outside directors who participate in meetings of the board of any of our subsidiaries generally receive $1,000 per meeting attended. Members of our audit committee receive $2,000 per meeting attended. We also reimburse our directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. We believe that this structure relates director compensation to participation in specific meetings for our benefit.

DESCRIPTION OF THE SERIES D PREFERRED SHARES

Series D Preferred Shares

The following summary sets forth all material terms and provisions of the Series D preferred shares and is qualified in its entirety by reference to the terms and provisions of our certificate of designation establishing the Series D preferred shares.

The Series D preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series D preferred shares will be fully paid and nonassessable. The holders of the Series D preferred shares will have no preemptive rights with respect to any shares of our capital stock. The Series D preferred shares will not be subject to any sinking fund or other obligation for their repurchase or retirement. The Series D preferred shares will not be convertible into any of our other securities. The Series D preferred shares will rank senior to our common shares and equal to our Series A preferred shares, our Series B preferred shares, our Series C preferred shares and, to the extent outstanding in the future, any other preferred shares that rank equal to the Series D preferred shares, as to dividends rights and rights upon liquidation. Upon our liquidation, any obligations to our creditors at that time, including our depositors, would rank senior to the Series D preferred shares.

Dividends

Holders of the Series D preferred shares shall be entitled to receive, if, when and as authorized and declared by our Board of Directors out of our assets legally available therefor, cash dividends quarterly in arrears at the rate of 7.25% per annum of the liquidation preference, equivalent to $1.8125 per share. If authorized and declared, dividends on the Series D preferred shares for each quarterly period shall be payable on each of March 30, June 30, September 30 and December 30, at such annual rate, commencing on the first scheduled dividend payment date following the date of the automatic exchange, to holders of record at the close of business on such record date, not more than 45 days nor less than 10 days preceding the applicable dividend payment date. Quarterly dividend periods will commence on the first day of each January, April, July and October and on the date of original issue for the initial dividend period. The amount of dividends, if declared, payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in the period.

The right of holders of the Series D preferred shares to receive dividends is noncumulative. Accordingly, if our Board of Directors fails to authorize or declare a dividend on the Series D preferred shares for a quarterly dividend period, then holders of Series D preferred shares will have no right to receive the amount of the undeclared dividend for that period, and we will have no obligation to pay the undeclared dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series D preferred shares, any other series of preferred shares or our common shares. If less than full dividends are declared on the Series D preferred shares by our Board of Directors for a quarterly dividend period, then holders of the Series D preferred shares will have no right to receive the amount of such undeclared dividends for that period, and we will have no obligation to pay a full dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series D preferred shares, any other series of preferred shares or our common shares.

Authority to Issue Additional Shares

We may increase the number of our authorized shares upon the vote of the holders of a majority of our common shares. In addition, our Board of Directors has the authority, subject to receipt of all applicable regulatory approvals, to issue additional preferred shares and determine the designations, preferences, voting powers, qualifications and participating, optional or other special rights of these additional shares. Approval of the holders of at least 67% of the outstanding Series D preferred shares is required, however, to create a class or series of shares that would rank senior to the Series D preferred shares with regard to payment of dividends or distribution of assets. A majority vote of our independent directors (or both of our independent directors if there are only two) must approve the issuance of additional preferred shares that would rank senior or equal to the Series D preferred shares.

Voting Rights

Except as expressly required by applicable law, the holders of the Series D preferred shares will not be entitled to vote at any meeting of shareholders. The consent of the holders of at least 67% of the outstanding shares of the Series D preferred shares will be required (i) to create any class or series of stock that shall, as to dividends or distribution of assets, rank senior to any outstanding series of preferred stock other than a series that shall not have any right to object to such creation or (ii) alter or change the provisions of our amended and restated articles of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of the Series D preferred shares.

Redemption

The Series D preferred shares will not be redeemable prior to June 27, 2008. On or after that date, the Series D preferred shares will be redeemable at our option, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice sent by mail, at a cash redemption price of $1,000 per share, plus the quarterly accrued and unpaid dividends (whether or not declared) from the beginning of the quarter in which the redemption occurs to the date of redemption, if any, thereon. Any such redemption may only be effected with the prior approval of the FDIC, unless such approvals are not required at the time of redemption.

Nonpayment of dividends will not result in any restriction on our right to redeem the Series D preferred shares. In the event that we choose to redeem fewer than all the outstanding Series D preferred shares, the number of Series D preferred shares we redeem will be determined by the Board of Directors, and the shares we redeem will be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined to be equitable by the Board of Directors in its sole discretion.

Unless full dividends on the Series D preferred shares have been or are contemporaneously authorized, declared and paid, or authorized, declared and a sum sufficient for the payment thereof has been set apart for payment for the then-current dividend period, no Series D preferred shares may be redeemed unless we redeem all outstanding Series D preferred shares, and we may not purchase or otherwise acquire any Series D preferred shares. We may, however, purchase or acquire Series D preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D preferred shares.

Rights Upon Liquidation

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the then outstanding Series D preferred shares will be entitled to receive out of our assets available for distribution to shareholders, on an equal basis with holders of the then outstanding Series A preferred shares, the then outstanding Series B preferred shares and the then outstanding Series C preferred shares, before any distribution of assets is made to holders of then outstanding common shares, or any other class of outstanding shares ranking junior to the Series D preferred shares, distributions in the amount of $1,000 per share, plus the quarterly accrued and unpaid dividend (whether or not declared), if any, from the beginning of the quarter in which the liquidation occurs to the date of liquidation. The rights of holders of the Series D preferred shares will rank junior, however, to our obligations to creditors.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series D preferred shares will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidation distributions on all outstanding Series D preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking equal to the Series D preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, then the holders of the Series D preferred shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute liquidation, dissolution or winding up.

DESCRIPTION OF THE BANK PREFERRED SHARES

The following summary sets forth the material terms and provisions of the Bank’s preferred shares, and is qualified in its entirety by reference to our amended and restated articles of organization and amended and restated by-laws, copies of which may be obtained from us.

General

Under the provisions of Nevada banking law, our issuance of capital stock, including the issuance of shares of the Series D preferred stock, requires the prior approval of the Commissioner of Banks. The Nevada Commissioner has approved of the issuance of the Series D preferred shares in exchange for the Series D REIT preferred shares upon the occurrence of an automatic exchange.

Series of Preferred Shares

Our amended and restated articles of incorporation authorize our Board of Directors, subject to the approval of the Nevada Commissioner, to issue one or more series of preferred shares and to fix the voting powers, designations, preferences, relative participating, optional or other special rights of each series of preferred shares and their qualifications, limitations and restrictions thereof. Consistent with this authority, our Board of Directors has designated (i) 55,000 shares of preferred stock as noncumulative Series A preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular, (ii) 46,000 shares of preferred shares as noncumulative Series B preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular, (iii) 10,000 shares of preferred shares as noncumulative Series C convertible preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular, and (iv) 50,000 shares of noncumulative Series D preferred shares, par value $0.01 per share, none of which is outstanding as of the date of this offering circular.

Noncumulative Series A Preferred Shares

The Series A preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series A preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series A preferred shares, which is 10.50%, the dividend payment dates, which are semiannual, and the fact that the Series A preferred shares are not redeemable prior to June 1, 2009, the terms of the Series A preferred shares are substantially the same as the terms of the Series D preferred shares described above.

Noncumulative Series B Preferred Shares

The Series B preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series B preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series B preferred shares, which is 8.875% and the fact that the Series B preferred shares are not redeemable prior to June 30, 2006, the terms of the Series D preferred shares are substantially the same as the terms of the Series D preferred shares described above.

Noncumulative Series C Convertible Preferred Shares

The Series C preferred shares form a series of our preferred shares. When issued upon an automatic exchange, the Series C preferred shares will be fully paid and nonassessable. Except for the dividend rate on the Series C preferred shares, which is 5.7%, the dividend payment dates, which are semiannual, the facts that the Series C preferred shares are not redeemable until June 15, 2007 and are convertible into common shares at the option of the holders, the terms of the Series C preferred shares are substantially the same as the terms of the Series D preferred shares described above.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Clifford Chance US LLP, New York, New York, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada, and for the underwriters by Sidley Austin Brown & Wood LLP, San Francisco, California, and, as to matters of Nevada law, Lionel Sawyer & Collins, Reno, Nevada. A member of Clifford Chance US LLP is one of our directors and is or may be deemed to be the beneficial owner of 55,182 shares of our common stock.

INDEPENDENT AUDITORS

The consolidated financial statements of First Republic Bank as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been audited by KPMG LLP, independent accountants, as stated in their report appearing in the Annual Report on Form 10-K of First Republic Bank for the fiscal year ended December 31, 2002 attached hereto as Attachment A. Such report indicates that the bank changed its method of accounting for goodwill and other intangible assets on January 1, 2002.

ATTACHMENT A

The Bank filed the following Form 10-K with the Federal Deposit Insurance Corporation on March 28, 2003. For the convenience of the reader, we have modified Item 7 to include Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was incorporated in the Form 10-K as filed by reference to the Annual Report of First Republic Bank.

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C. 20429

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

FIRST REPUBLIC BANK

(Exact name of registrant as specified in its charter)

Nevada	88-0157485
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 Pine Street, 2nd Floor, San Francisco, CA	94111
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:    (415) 392-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange
7.75% Subordinated Notes Due 2012	Pacific Exchange

Securities registered pursuant to section 12(g) of the Act:    None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.     Yes  ☒    No  ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing price of $27.50 for such stock on June 28, 2002, was approximately $355,732,000.

The number of shares outstanding of the Registrant’s common stock, par value $.01 per share, as of March 22, 2003 was 14,510,437.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant’s Annual Report to Stockholders for the year ended December 31, 2002 are incorporated in Parts II and IV of the Form 10-K.

Portions of the Registrant’s definitive proxy statement for its annual meeting of stockholders for its fiscal year ended December 31, 2002 (which will be filed within 120 days of the Registrant’s last fiscal year end) are incorporated in Part III of this Form 10-K.

The index to Exhibits appears on page A-67.

FIRST REPUBLIC BANK

PART I

Item 1.    Business

General

First Republic Bank (“First Republic” or the “Bank”) is a Federal Deposit Insurance Corporation (the “FDIC”) insured, Nevada chartered commercial bank. The Bank operates principally in California, Nevada and New York City. In August 1998, the Bank obtained full banking powers in the state of New York, and in November 1999 the Bank opened a full service retail branch on Park Avenue in New York City.

The Bank specializes in wealth management, including private banking, investment management, brokerage, trust services, and real estate lending. The Bank originates real estate secured loans and other loans for retention in its loan portfolio. In addition, the Bank originates mortgage loans for sale to institutional investors or for securitization and sale in the secondary market. The Bank also generates fee income by servicing mortgage loans for these institutional investors and other third parties. The Bank’s principal sources of funds are its depository activities and advances from the Federal Home Loan Bank of San Francisco (the “FHLB”). The Bank’s supplemental sources of funds are loan principal repayments, sales of loans, and periodic issuances of debentures, notes, preferred stock and common stock. The Bank’s loan and deposit gathering activities are conducted in San Francisco and Silicon Valley, the greater Los Angeles area, San Diego, Santa Barbara, Las Vegas, Nevada, and New York City. The metropolitan regions of San Francisco, Los Angeles and San Diego are among the wealthiest areas in California as measured by average housing costs and income per family. In 2002, the Bank expanded its deposit branches in its existing markets and offered deposits in the Santa Barbara, California, area. In addition, the Bank leased retail banking and office space in Rockefeller Center to expand its New York City operations and to consolidate personnel of the Bank and Trainer Wortham, a subsidiary of the Bank, in one location.

In September 1997, the Bank acquired a 19.9% interest in Trainer, Wortham & Company, Incorporated (“Trainer Wortham”). Trainer Wortham is an investment advisory firm based in New York City and founded in 1924. In January 1999, the Bank completed the purchase of the remaining 80.1% interest in Trainer Wortham, which became a wholly owned subsidiary of the Bank. The transaction was accounted for using the purchase method of accounting. The Bank’s consolidated financial statements include Trainer Wortham’s operating results for the years ended December 31, 2002, 2001 and 2000.

In January 2000, the Bank acquired an 18% ownership interest in the parent company of Froley, Revy Investment Company (“Froley Revy”), an investment advisory firm that manages approximately $2.0 billion of assets. Froley Revy specializes in convertible securities. In May 2002, the Bank acquired the remaining ownership interest in the parent of Froley Revy. In March 2002, the Bank purchased Starbuck, Tisdale & Associates (“Starbuck Tisdale”), an investment advisory firm based in Santa Barbara, California. The Bank’s consolidated financial statements include the operating results of Froley Revy and Starbuck Tisdale from the acquisition dates in 2002 through December 31, 2002.

In the past five years, the Bank has expanded significantly the products and services that it offers. The Bank introduced an internet-based banking product in May 1999, and by December 31, 2002 over 25.2% of the Bank’s checking account customers were actively using this product to check balances, transfer funds or pay bills. The Bank offers its business customers an online cash management product that features remote access to account balances and funds transfer capabilities. The Bank has staffed an investment division that offers its customers brokerage activities such as the purchase and sale of a variety of equity, fixed income and mutual fund investments. In addition, the Bank formed First Republic Trust Company with an experienced team of professionals to offer traditional custody and trust services primarily to individuals. This group had over $918 million of administered assets at December 31, 2002.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

The Bank’s actual results could differ materially from those projected in the forward-looking statements set forth in this report. Factors that may cause such a material difference include those set forth below. Investors in the Bank’s common stock should carefully consider the discussion of risk factors below in addition to the other information contained in this report. References to “we”, “our”, and “us” refer to First Republic Bank and its subsidiaries on a consolidated basis.

The Bank makes forward-looking statements in this report and, from time to time, in other reports and proxy statements that the Bank files with the FDIC. In addition, senior management might make forward-looking statements orally to analysts, investors, the media, and others. Broadly speaking, forward-looking statements include projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items; descriptions of plans or objectives of management for future operations, products or services; forecasts of future economic performance; and descriptions of assumptions underlying or relating to any of the foregoing.

In this report, for example, there are forward-looking statements about future credit losses and nonperforming assets, future level of loan originations or loan repayments, future amortization expense, the impact of new accounting standards, and the impact of interest rate changes.

Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “project”, “target”, “can”, “could”, “may”, “should”, “will”, “would”, or similar expressions. Do not unduly rely on forward-looking statements. They discuss future expectations and are not guarantees. Forward-looking statements speak only as of the date they are made and may not be updated to reflect changes that occur after the date they are made.

There are several factors, many beyond the Bank’s control that could cause results to differ significantly from the Bank’s expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report. Factors relating to the regulations and supervision of the Bank are described herein and in information incorporated by reference into this report, including the Bank’s 2002 Annual Report to Stockholders.

Any factor described could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operations and/or financial condition. There are factors not described in this report that could cause results to differ from the Bank’s expectations.

Lending Activities

The Bank’s loan portfolio consists primarily of loans secured by single family residences, multifamily buildings and seasoned commercial real estate properties, and loans to construct such properties. Currently, the Bank’s strategy is to emphasize the origination of single family mortgage loans and to selectively originate multifamily mortgages, commercial real estate mortgages, construction loans and other loans. A substantial portion of single family loans has been originated for sale or sold in the secondary market, whereas historically a small percentage of apartment and commercial loans has been sold. From its inception in 1985 through December 31, 2002, the Bank originated approximately $18.0 billion of loans, of which approximately $12.9 billion have been single family home loans. Approximately $6.9 billion of loans have been sold to investors.

The Bank has emphasized the retention of adjustable rate mortgages (“ARMs”) in its loan portfolio. At December 31, 2002, 79% of the Bank’s loans were adjustable rate or due within one year. If interest rates rise, payments on ARMs increase, and that may be financially burdensome to some borrowers. However, subject to market conditions, the Bank’s ARMs generally provide for a life cap that is 5% to 6% above the initial interest rate as well as periodic caps on the rates to which an ARM can increase from its initial interest rate, thereby protecting borrowers from unlimited interest rate increases. Also, the Bank’s ARMs often carry fixed rates of interest during the initial period of from one to twelve months, which may be below the rate determined by the index at the time of origination plus the contractual margin.

Certain ARMs contain provisions for the negative amortization of principal in the event that the amount of interest and principal due is greater than the required monthly payment. Generally, the Bank underwrites the ability of borrowers to make payments at a rate in excess of the fully accrued interest rate, which is well above the initial rate on negative amortization loans. The amount of any shortfall is added to the principal balance of the loan to be repaid through future monthly payments, which, in turn, could cause increases in the amount of principal owed by the borrower over the original amount advanced. At December 31, 2002, the amount of the Bank’s loans with the potential for negative amortization was approximately 6.15% of total loans, and the amount of loans that had increases in principal balance since origination was approximately 1.87% of total loans. Of the Bank’s loans that had increases in principal since origination, the average increase was 2.96% of the original principal balance.

In addition to ARMs, the Bank has originated intermediate fixed rate ARMs (fixed for an initial period of 3 to 10 years) for sale or for retention in its loan portfolio. The origination of such loans is dependent primarily upon conditions in the loan origination and secondary markets, general market interest rates, and the Bank’s interest rate risk position. At December 31, 2002, the Bank held $630 million of intermediate ARM loans, representing 16% of its total loan portfolio. These loans included loans secured by single family homes and income properties, carried an initial fixed rate term from 36 to 120 months, and had a weighted average next reset date of approximately 52 months at December 31, 2002.

The Bank focuses on originating loans secured by a limited number of property types, located in specific geographic areas. The Bank’s loans are of sufficient average size to justify executive management’s involvement in most transactions. The Bank’s Executive Loan Committee (that includes the President, the Executive Vice President/Chief Operating Officer, Executive President/Chief Credit Officer, Regional Managing Directors in New York and Southern California, and various other credit underwriting officers) reviews all loan applications and approves all loan originations. In addition, certain larger loans are approved by the Loan Committee of the Bank’s Board of Directors or the entire Board of Directors prior to funding. Substantially all underlying properties are visited by the originating loan officer, and for larger loans an additional visit is generally made by one of the members of the Executive Loan Committee prior to loan closing. The majority of the loans that the Bank originates are secured by properties located within 25 miles of one of the Bank’s offices.

The Bank uses third-party appraisers to appraise the properties on which it makes loans. The Bank chooses these appraisers from a small group for specific types of properties and geographic areas. In the case of single family home loans in excess of $1,100,000, the Bank may require two appraisals, depending upon the loan amount and the loan-to-value ratio. The Bank uses the lower of the two appraised values for underwriting purposes. Because the Bank focuses on loans secured by a limited number of property types located in specific geographic areas, management obtains current information about the collateral values in those geographic areas. For single family loans, the Bank’s general policy is not to exceed a loan-to-value ratio of 80% unless the borrower obtains mortgage insurance. The loan-to-value ratio generally declines as the amount of the loan increases. For multifamily and commercial loans, the Bank’s policies are to obtain an appraisal on each loan and, generally, to not exceed a loan-to-value ratio of 75%.

The Bank applies its collection policies uniformly to both its portfolio loans and loans serviced for others. It is the Bank’s policy to discuss each loan that has one or more past due payments at a weekly meeting with all lending personnel. The Bank has policies requiring rapid notification of delinquency and prompt initiation of collection actions. The Bank uses primarily loan officers, credit administration personnel, and senior management for collection activities in order to maximize attention and efficiency.

The Bank has procedures requiring annual or more frequent asset reviews of its larger multifamily and commercial real estate loans. As part of these asset review procedures, the Bank analyzes recent financial statements on the property and/or borrower to determine the current level of occupancy, revenues, and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition since origination or the last review. Upon completion, the Bank assigns an evaluation or grade to each loan. These asset review procedures provide management with additional information for assessing its asset quality. For business and personal loans that are not secured by real estate, the Bank also performs frequent evaluations and regular monitoring.

At December 31, 2002, single family real estate secured loans, including home equity loans and excluding single family construction loans, represented $2,309,468,000, or 60% of the Bank’s loan portfolio. Approximately 53% of the Bank’s single family loans were in the San Francisco Bay Area, approximately 12% were in the Los Angeles County, approximately 13% were in other areas of California, and approximately 12% were in New York and contiguous states. The Bank’s strategy includes lending to borrowers who are successful professionals, business executives, or entrepreneurs and who are buying or refinancing homes in metropolitan communities. Many of the borrowers have high liquidity and substantial net worth and are not first-time homebuyers. Additionally, the Bank offers specific loan programs for first-time homebuyers and borrowers with low-to-moderate incomes. The Bank’s single family loans are secured by single family detached homes, condominiums, cooperative apartments, and two-to-four unit properties. At December 31, 2002, the average single family loan amount, excluding equity lines of credit, was $742,000, and the average loan-to-value ratio was approximately 58%, using appraised values at the time of loan origination and current loan balances outstanding.

Due to the Bank’s focus on upper-end home mortgage loans, the number of single family loans originated is limited (approximately 2,500 for the year ended December 31, 2002), allowing the loan officers and executive management to apply the Bank’s underwriting criteria and to service to each loan. Repeat customers or their direct referrals are the most important source for the Bank’s loan originations.

At December 31, 2002, loans secured by multifamily properties totaled $430,876,000, or 11% of the Bank’s loan portfolio. The loans are predominantly for established buildings in the urban neighborhoods of San Francisco and Los Angeles and for recently constructed properties in Las Vegas. Approximately 60% of the properties securing the Bank’s multifamily loans were in the San Francisco Bay Area, approximately 10% were in Los Angeles County, approximately 4% were in other California areas, and approximately 21% were in Clark County (Las Vegas). The buildings securing the Bank’s multifamily loans are, generally, seasoned operating properties with proven occupancy, rental rates and expense levels. The neighborhoods tend to be densely populated; the properties are generally close to employment opportunities; and rent levels are appropriate for the target occupants. Typically, the borrowers are property owners who are experienced at managing these properties. At December 31, 2002, the average multifamily mortgage loan size was $1,171,000, and the average loan-to-value ratio was approximately 62%, using the most current appraised values and the current loan balances outstanding.

The total amount of commercial real estate loans outstanding on December 31, 2002, was $628,782,000, or 16% of the Bank’s loan portfolio. Since 1998, the Bank has originated commercial real estate loans, primarily to existing customers. The Bank has originated a lesser amount of commercial real estate construction loans. The real estate securing the Bank’s existing commercial real estate loans includes a wide variety of property types, such as office buildings, smaller shopping centers, owner-user office/warehouses, residential hotels, motels, mixed-use residential/commercial and retail properties. At the time of loan closing, the properties are generally completed and occupied. Generally, the properties are located in metropolitan areas with approximately 70% in the San Francisco Bay Area, approximately 12% in Los Angeles County, approximately 7% in other California areas, and approximately 10% in Las Vegas. At December 31, 2002, the average loan size was $1,335,000, and the average loan-to-value ratio was approximately 57%, using the most current appraised values and the current loan balances outstanding.

The Bank originates construction loans secured by single family homes for sale and multifamily residential properties and permanent mortgage loans primarily secured by multifamily and commercial real estate properties in the Las Vegas, Nevada vicinity. Generally, residential construction loans are short-term in nature and are repaid upon completion or ultimate sale of the properties. At December 31, 2002, the outstanding balance of the Bank’s Las Vegas construction loans was $36,642,000, or 1.0% of total loans. For Nevada construction loans, the Bank uses a voucher system for all disbursements. For each disbursement, the Bank uses an independent inspection service to report the progress and percentage of completion of the project. In addition to these inspections, senior management performs regular biweekly inspections of all projects. The Bank pays the various subcontractors and material suppliers after they have waived their labor and/or material lien release rights. The Bank compares the request for payment, via vouchers, to the individual line item in the approved construction budget to ensure that the disbursements do not exceed the percentage of completion as reported by a third party inspection service. Management approves each voucher before the voucher is processed for payment.

The Bank’s construction loan portfolio also includes loans to individual customers for the construction and ownership of single family homes in its California and New York markets and, to a lesser extent, to construct other types of properties. These loans are typically disbursed as construction progresses, carry interest rates that vary with the prime rate and can be converted into a permanent mortgage loan once the property is occupied. At December 31, 2002, the balance for this category of construction loans was $149,867,000. The Bank had undisbursed commitments of $63,885,000 related to its entire construction loan portfolio.

The Bank occasionally has purchased loans, primarily seasoned performing single family and multifamily loans. All such purchased loans meet the Bank’s normal underwriting standards, are generally located in the Bank’s primary lending areas and are made to borrowers with a similar profile as Bank customers. Prior to the purchase of loans, management conducts a property visit or valuation review and applies the Bank’s underwriting procedures as if a new loan were being originated. There were no loan purchases in 2002, 2001 or 2000.

The Bank offers a home equity line of credit program consisting of loans secured by first or second deeds of trust on owner-occupied primary residences. Most of these lines are in a secured position behind a first mortgage loan originated by the Bank. At December 31, 2002, the outstanding balance due under home equity lines of credit was $426,446,000, and the unused remaining balance was $524,890,000. Generally, the loans bear interest rates that vary with the prime rate. The lines may be drawn down and the loans repaid during the first 10 years, after which the outstanding balance converts to a fully-amortizing loan for the next 15 years.

Since 1997, the Bank has originated unsecured loans and lines of credit as well as loans secured by securities and other types of collateral. These loans are made primarily to meet the non-mortgage needs for the Bank’s existing customers. Such loans generally have a shorter term to maturity, are adjustable with the prime rate and are subject to annual or more frequent review. At December 31, 2002, the Bank had outstanding unsecured loans and lines of credit of $49,673,000 and had undisbursed commitments of $244,209,000. At December 31, 2002, the Bank had stock secured, business loans and loans secured by other collateral of $44,096,000, $150,204,000 and $24,056,000, respectively. There were additional undisbursed commitments of $52,551,000 related to these categories of loans.

An analysis of the Bank’s loan portfolio at December 31, 2002 by property type and geographic location is included on page 91 of the Bank’s Annual Report to Stockholders, incorporated by reference herein.

Lending and Loan Sale Operations

In addition to originating loans for its own portfolio, the Bank participates in secondary mortgage market activities by selling whole loans and participations in loans to the Fannie Mae and the Freddie Mac and various institutional purchasers such as insurance companies, mortgage conduits and other financial institutions. Mortgage banking operations are conducted primarily by the Bank. Secondary market sales allow the Bank to make loans during periods when deposit flows decline, or are not otherwise available, and at times when customers prefer loans with long-term fixed interest rates that the Bank does not choose to retain in its loan portfolio.

In 2000, the Bank began to securitize and sell its single family loans in Real Estate Mortgage Investment Conduit (“REMIC”) transactions. See additional financial information in Notes 1 and 4 to the Bank’s Annual Report to Stockholders and additional disclosure in “Management’s Discussion and Analysis—page 101”, incorporated by reference herein.

The secondary market for mortgage-backed loans is comprised of institutional investors who purchase loans meeting certain underwriting specifications with respect to loan-to-value ratios, maturities and yields. Subject to market conditions, the Bank tailors certain real estate loan programs to meet the specifications of particular institutional investors. The Bank retains the servicing of all loans sold to institutional investors and receives annual servicing fees as compensation. See “—Loan Servicing” below. The sale and securitization of loans to institutional investors is nonrecourse to the Bank. From its inception, through December 31, 2002, the Bank has sold approximately $6.1 billion of loans to investors, substantially all nonrecourse, and has retained the servicing on substantially all such loans sold.

The Bank sold loans to eight institutional investors in 2000, to six institutional investors in 2001, and to five institutional investors in 2002, excluding investors in REMIC transactions. The terms and conditions under which such sales are made depend upon, among other things, the specific requirements of each institutional investor, the type of loan, the interest rate environment and the Bank’s relationship with the institutional investor. In the case of single family residential loans, the Bank may obtain in advance formal commitments under which the investors are committed to purchase up to a specific dollar amount of whole loans over a specified period of time. The terms of the commitments vary with each institutional investor and generally range from two months to one year. The fees paid for such commitments also vary with each investor and by the length of such commitment. The Bank classifies loans as held for sale when the Bank is waiting for purchase by an investor under a flow program, is negotiating for the sale of specific loans which meet selected criteria to a specific investor or is preparing for a REMIC transaction.

Underwriting criteria established by investors in adjustable and fixed rate single family residential loans generally include the following: maturities of 15 to 30 years; a loan-to-value ratio no greater than 90% (which percentage generally decreases as the size of the loan increases and is limited to 80% unless there is mortgage insurance on the loan); the liquidity of the borrower’s other assets; and the borrower’s ability to service the debt out of income. Interest rates on adjustable rate loans are adjusted monthly, semiannually or annually and are based primarily on either LIBOR, the One-Year Treasury Constant Maturity Index, the 12 Month Moving Average of the One-Year Treasury Index, or the Eleventh District Federal Home Loan Bank Board Cost of Funds Index. Some loans may be fixed for an initial period from 3 to 10 years and become adjustable thereafter. Except for the amount of the loan, the underwriting standards of the investors generally conform to certain requirements established by Fannie Mae or Freddie Mac.

Loan Servicing

The Bank has retained the servicing on all loans sold to institutional investors, except government insured loans, thereby generating ongoing servicing revenues. The Bank’s mortgage servicing portfolio was $3.0 billion and $2.5 billion at December 31, 2002 and 2001, respectively. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making inspections as required of the mortgaged property, collecting amounts due from delinquent mortgagors, supervising foreclosures in the event of unremedied defaults, and generally administering the loans for the investors to whom they have been sold. Management believes that the quality of its loan servicing capability is a factor that permits the Bank to sell its loans in the secondary market.

The Bank receives fees for servicing mortgage loans, ranging generally from 0.25% to 0.38% per annum on the declining principal balances of the loans. The weighted average servicing fee collected by the Bank was 0.32% for 2002, 0.33% for 2001 and 0.31% for 2000. The Bank collects and retains servicing fees from monthly mortgage payments. The Bank’s servicing portfolio is subject to reduction by reason of normal amortization and prepayment or liquidation of outstanding loans. A significant portion of the loans serviced by the Bank have outstanding balances of greater than $320,000, and at December 31, 2002, approximately 84% were adjustable rate mortgages. The weighted-average mortgage loan note rate of the Bank’s servicing portfolio at December 31, 2002 was 4.37% for ARMs and 6.70% for fixed rate loans. Many of the existing servicing programs provide for full payments of principal and interest to be remitted by the Bank, as servicer, to the investor, whether or not received from the borrower. Upon ultimate collection, including the sale of foreclosed property, the Bank is entitled to recover any such advances plus late charges before paying the investor.

Since January 1997, the Bank has followed SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and its successor SFAS No. 140. These standards provide accounting guidance for mortgage servicing rights. The rights to service mortgage loans and other financial assets for others are recognized as separate assets, however those servicing rights are acquired. The total cost of originating or purchasing loans is allocated between the loan and the servicing rights, based on their relative fair values. The recorded value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing income. Also, these standards provide accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities.

SFAS No. 140 also requires the assessment of all capitalized mortgage servicing rights for impairment based on current fair value of those rights. The carrying value of mortgage servicing rights is periodically measured based on the actual prepayment experience and market factors; writedowns and adjustments in the amortization rates are made when impairment is indicated. For purposes of evaluating and measuring impairment, the Bank generally stratifies mortgage servicing rights for loans originated each year based on the types and interest rates of the underlying loans. Impairment is measured as the amount by which the mortgage servicing rights for a stratum exceed their fair values. Strata are established for adjustable rate loans by index and for fixed rate loans by length of fixed rate, such as a 5 year, 15 year or 30 year fixed initial rate of interest. The Bank has adopted SFAS No. 140, which requires certain additional disclosures that are included in Notes 1 and 4 to the Bank’s Annual Report to Stockholders incorporated by reference herein.

During 2002, the Bank sold $1.6 billion of loans and recorded $11.7 million as the value of servicing rights; during 2001, the Bank sold $1.1 billion of loans and recorded $7.6 million as the value of the servicing rights; during 2000, the Bank sold $1.1 billion of loans and recorded $12.2 million as the value of servicing rights on these loans.

At December 31, 2002, mortgage servicing rights of $15,768,000 are included in the Bank’s balance sheet as “Other Assets” as compared to $13,649,000 at December 31, 2001. The cost of amortizing the carrying value of mortgage servicing rights and the provision for valuation allowances required under impairment tests totaled $9,612,000 in 2002, $8,030,000 in 2001, and $3,212,000 in 2000.

When interest rates are low, the rate at which mortgage loans are repaid tends to increase as borrowers refinance fixed rate loans to lower rates or convert from adjustable rate to fixed rate loans. Low rates also increase housing affordability, stimulating both purchases by first time home buyers and trade-up transactions by existing homeowners. Generally, in periods when market interest rates are higher than average, including the rates for fixed rate mortgage loans, the Bank has experienced a reduced volume of loan originations, loan sales, gain on sale of loans and repayments of loans serviced. When interest rates have decreased and/or the yield curve has become very flat, the Bank has experienced an increase in the repayment of loans in its loan servicing portfolio that could result in a lower level of loans serviced. During 2002 and 2001, new loan sales exceeded repayments of loans in the servicing portfolio and the balance of loans serviced increased as compared to the end of the prior two years. See “—Interest Rate Risk Management” on page 54 herein.

Wealth Management Activities

A primary thrust of the Bank’s general business strategy since 1997 has been to expand its capabilities for providing value-added services to a targeted higher net worth customer base. These customers have been satisfied historically with the Bank’s mortgage loan origination products and services, providing an opportunity for its relationship managers to introduce or cross-sell other products and services to these clients. First Republic now offers a full array of checking and deposit services, internet banking, business lending and cash management for business accounts and other services provided on an outsourced basis by third party vendors.

Trust Company.    First Republic Trust Company operates in California, Nevada and New York and has gathered $918 million of assets under trust and administration at December 31, 2002. First Republic Trust Company specializes in personal trusts. The Bank draws new trust customers from its deposit and loan customer base as well as from outside of the Bank.

Investment Division.    The Bank formed an investment division in order to provide brokerage capabilities to customers. Bank personnel can acquire treasury securities, municipal bonds, money market mutual funds and other shorter term liquidity investments at the request of our customers or their financial advisors. It can also execute transactions for a full array of longer term equity and fixed income securities. At December 31, 2002, approximately $652 million of these assets were held in brokerage or other managed accounts.

Investment Advisory Services.    The Bank provides investment advisory services through subsidiaries, including Trainer Wortham. The relationship with Trainer Wortham began in 1997 when First Republic acquired a 20% ownership interest. This was followed by the acquisition of the remaining interest in January 1999. Trainer Wortham earns fee income from the management of equity and fixed income investments for its customers. Trainer Wortham’s revenues vary with the amount of assets under management, which changes as new clients are added or as assets appreciate and decline with market values or customer losses. Over the last two years, Trainer Wortham had a net increase in new clients but a decrease in total assets under management as a result of market volatility. Trainer Wortham’s investment advisory revenues were $16,034,000 in 2002, compared to $19,465,000 in 2001, and $23,105,000 in 2000. Assets under management were $3.4 billion at December 31, 2002, $3.6 billion at December 31, 2001 and $3.9 billion at December 31, 2000.

The Securities and Exchange Commission (the “SEC”) has notified Trainer Wortham that the SEC is conducting an informal inquiry into Trainer Wortham regarding issues related to securities trading by employees for their own accounts. Trainer Wortham is cooperating with the SEC’s informal investigation. Based on the information available at the present time, the Bank does not expect that the ultimate effects of this SEC inquiry will be material to the Bank’s future results or financial condition.

In 200l, the Bank acquired an 18% ownership in the parent company of Froley, Revy Investment Company, a registered investment advisory firm located in Los Angeles that was founded in 1975. In May 2002, the Bank acquired the remaining 82% interest. Froley, Revy specializes in convertible securities and manages $2.0 billion for public and corporate pension funds, insurance companies, endowments and foundations, high net worth individuals and managed account programs.

In March 2002, the Bank acquired Starbuck, Tisdale & Associates, an investment management firm based in Santa Barbara, California. Founded in 1933, Starbuck, Tisdale manages approximately $744 million of equities and fixed-income securities for high net worth individuals, trusts, endowments and pension plans.

The Bank has begun to experience success in cross selling new services to existing wealth management customers. Further, the Bank has acquired some new wealth management customers solely because of the breadth of its capabilities in these three areas. Going forward, the Bank will continue to coordinate the marketing and customer service activities of these wealth management entities to obtain more assets to manage from existing customers and to attract new customers with a full array of wealth management services.

Investments

The Bank purchases short-term money market instruments as well as U.S. Government securities and other mortgage-backed securities (“MBS”) in order to maintain a reserve of liquid assets to meet liquidity requirements and as alternative investments to loans. The Bank has generated agency MBS by originating qualifying adjustable rate mortgage loans for sale to the agencies and pooling such loans into securities. At December 31, 2002, the Bank’s investment portfolio included the following securities in the relative proportions listed: U.S. Government—60%; agency MBS—7%; other MBS—16%; municipal bonds—3%; other debt securities—13%; and convertible securities—1%.

At December 31, 2002, the Bank’s investment portfolio totaled $726,085,000 (15.0% of total assets) as compared to $471,497,000 (11.2% of total assets) at December 31, 2001 and $284,520,000 (7.8% of total assets) at December 31, 2000. The securities in the Bank’s investment portfolio at December 31, 2002 had contractual maturities generally ranging from less than one year to thirty-seven years. The following table presents the book value of each major category at December 31, 2002, 2001, and 2000.

	2002	2001	2000
	($ in thousands)
Available for Sale Securities:
U.S. Government	$433,736	$316,416	$68,323
Agency MBS	49,819	71,830	124,372
Other MBS	114,680	46,504	56,713
Convertible Securities	4,831	4,803	5,200
Other debt securities	83,624	31,944	29,912

Total	$686,690	$471,497	$284,520

Held To Maturity Securities:
Municipal bonds	$24,669	$—	$—
Other debt securities	14,726	—	—

Total	$39,395	$—	$—

At December 31, 2002, 91% of the investment securities were adjustable with rates that were generally subject to change monthly, quarterly or semiannually and varied according to several interest rate indices. Yields have been calculated by dividing the projected interest income at current interest rates, including discount or premium, by the carrying value. Most of the securities that have maturities exceeding 10 years are adjustable U.S. Government guaranteed loan pools, agency MBS and other MBS that, as a class, have effective durations substantially shorter than their contractual maturities because the underlying borrowers make principal reductions or pay off their loans prior to maturity.

The following table provides the remaining contractual principal maturities and yields (taxable-equivalent basis) of debt securities within the investment portfolio at December 31, 2002. The Bank allocated the remaining contractual principal maturities for mortgage-backed securities assuming no prepayments. Expected remaining maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties. At December 31, 2002, there were no debt securities classified as trading, and securities with contractual principal maturities of five years or less totaled $35,367,000.

	Total Amount	Weighted Average Yield	Remaining Contractual Principal Maturity
			After 5 Through 10 Years		After 10 Years
			Amount	Yield	Amount	Yield
	($ in thousands)
Debt Securities Available for Sale:
U.S. Government	$433,121	3.72%	$3,290	3.92%	$429,831	3.72%
Agency MBS	49,196	4.13	—	—	49,196	4.13
Other MBS	106,236	8.31	—	—	106,236	8.31
Other debt securities	85,899	4.36	200	6.70	70,811	4.22
Convertible securities	5,000	2.02	—	—	—	—

Total basis (cost)	$679,452	4.54%	$3,490	4.08%	$656,074	4.57%

Estimated fair value	$686,690		$3,525		$663,440

	Total Amount	Weighted Average Yield	Remaining Contractual Principal Maturity
			After 5 Years		After 10 Years
			Amount	Yield	Amount	Yield
	($ in thousands)
Debt Securities Held to Maturity:
Municipal bonds	$24,669	6.42%	$6,034	6.22%	$17,719	6.60%
Other debt securities	14,726	3.83	—	—	—	—

Total basis (cost)	$39,395	5.45%	$6,034	6.22%	$17,719	6.60%

Estimated fair value	$39,881		$6,220		$18,013

Funding Sources

The Bank obtains funds from depositors by offering consumer and business checking, money market, or passbook accounts and term certificates of deposits. The Bank’s accounts are federally insured by the FDIC up to the legal maximum. The Bank advertises in newspapers to attract deposits and also performs a limited direct telephone solicitation of potential institutional depositors such as credit unions, small commercial banks, and pension plans. At December 31, 2002, no individual depositor or source of deposits represented more than 2% of the Bank’s deposits.

The Bank funds a portion of its assets with certificates of deposit that have balances of $100,000 or more and, generally, maturities in excess of six months. Existing bank regulations define “volatile liabilities” as brokered deposits, jumbo certificates and borrowings with a maturity of less than one year. Volatile liabilities are compared to cash, short-term investments and investments that mature within one year (“liquid assets”) to calculate the volatile liability “dependency ratio,” a measure of regulatory liquidity. The level of such liquid assets should generally be higher in comparison with volatile liabilities if a financial institution has large negotiable liabilities such as checking accounts, substantial future lending or off-balance sheet commitments, or a history of significant asset growth.

The Bank regularly monitors its volatile liability dependency ratio. The Bank manages this ratio by selectively allowing larger certificates of deposit and maintaining an appropriate level of cash and investments relative to its short-term borrowings. At December 31, 2002, the Bank’s cash and investments exceeded its volatile liabilities by $99.4 million. The Bank has occasionally accepted a small amount of brokered deposits from third party brokers. The primary source of brokered deposits is certain retail deposits classified as such because of higher promotional rates paid in connection with the simultaneous opening of checking accounts. The total of all brokered deposits at December 31, 2002 was $38,601,000, representing 1.06% of total deposits. At December 31, 2002, the Bank’s certificates of deposit of $100,000 or more in size totaled $407,660,000 of which $357,542,000, or 88%, were from retail consumer depositors. For the Bank, average remaining maturity of all certificates of deposit was approximately 11 months and the average certificate of deposit amount per account was approximately $43,000 at December 31, 2002.

The following table shows the maturity of the Bank’s certificates of $100,000 or more in size at December 31, 2002.

($ in thousands)
Remaining maturity:
Three months or less	$126,078
Over three through six months	69,725
Over six through 12 months	81,467
Over 12 months	130,390

Total	$407,660

Percent of total deposits	11.2%

The Bank has also utilized term FHLB advances as funding sources. During 2002, the Bank increased the amount of outstanding FHLB advances from $574,500,000 at December 31, 2001 to $740,500,000 at December 31, 2002. FHLB advances must be collateralized by the pledging of mortgage loans that are assets of the Bank. At December 31, 2002, $146,500,000, or 20%, had an original maturity of 5 years or longer. The longer-term advances provide the Bank with a stable funding source of intermediate fixed rate and adjustable rate borrowings for assets with longer lives. See “—Interest Rate Risk Management” on page 54 herein.

The following table sets forth certain information with respect to the Bank’s short-term borrowings at the dates indicated. During 2002, short term borrowings were used primarily to fund loans originated by the Bank prior to their sale or securitization in the secondary market or in loan securitizations.

	December 31,
	2002	2001	2000
	($ in thousands)
Short-Term Borrowings(1):
FHLB advancesXshort-term	$65,000	$—	$37,000
Maximum amount outstanding at any month-end during period	$384,800	$333,800	$345,000
Average amount outstanding during period	$120,971	$131,000	$144,243
Average rate on short-term borrowings-in period	1.76%	3.34%	6.64%

(1)	The amounts shown at the dates indicated are not necessarily reflective of the Bank’s activity in short-term borrowings during the periods.

Corporate History

First Republic Bancorp (“Bancorp”), the legal predecessor of the Bank, was incorporated in February 1985. A subsidiary of Bancorp operated primarily in California as a thrift and loan company until 1997.

In May 1990, Bancorp established a wholly-owned mortgage originating subsidiary named First Republic Mortgage, Inc., which commenced operations from its office in Las Vegas. Until January 1994, First Republic Mortgage, Inc. originated construction loans for Bancorp and its subsidiaries on low- and moderate-income single family homes and multifamily units and originated permanent mortgage loans on low- and moderate-income multifamily units and on commercial real estate properties, all of which properties were located in and proximate to Las Vegas.

In December 1993, Bancorp acquired all of the common stock of a Nevada chartered thrift and loan. Upon approval by federal and state regulatory agencies, this institution was renamed First Republic Savings Bank. The purpose of this acquisition was to enable the Bank to gather deposits in the Las Vegas, Nevada area and to continue its lending activities as a FDIC deposit insured financial institution.

In September 1997, Bancorp was merged with and into its California subsidiary, resulting in a creation of the Bank as a publicly traded, commercial bank chartered in the State of Nevada. In August 1998, the Bank acquired full banking powers in the state of New York. In January 1999, the Bank completed the acquisition of Trainer Wortham & Company. In April 1999, First Republic Preferred Capital Corporation was formed. This subsidiary qualifies as a real estate investment trust or REIT for federal income tax purposes. In January 2000, the Bank acquired approximately an 18% ownership interest in the parent company of Froley, Revy Investment Company, which specializes in managing convertible securities portfolios. Subsequently, in May 2002, the Bank acquired the remaining 82% ownership interest in Froley Revy. In July 2000, the Bank formed First Republic Securities Company, LLC, which now operates as an NASD licensed broker dealer. In October 2000, First Republic Holdings, Inc. was formed, which makes investments in selected venture capital activities. In September 2001, the Bank formed First Republic Preferred Capital Corporation II, a second REIT subsidiary. In March 2002, the Bank acquired Starbuck, Tisdale & Associates, an investment management firm that manages equities and fixed income securities for high net worth individuals, trusts, endowments, and pension plans.

Competition

The Bank faces strong competition in attracting deposits, making real estate secured loans, and customer assets for management by investment advisory, trust or brokerage operations. The Bank competes for deposits and loans by advertising, by offering competitive interest rates and by seeking to provide a higher level of personal service than is generally offered by larger competitors. The Bank generally does not have a significant market share of the total deposit-taking or lending activities in the areas in which it conducts operations.

Management believes that its most direct competition for deposits comes from commercial banks, savings and loan associations, thrift and loan companies, credit unions, and brokerage firms. The Bank’s cost of funds fluctuates with market interest rates and has been affected by higher rates being offered by certain institutions. During certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and governmental debt securities and money market mutual funds.

The Bank’s competition in making loans comes principally from savings and loan associations, mortgage companies, commercial banks, insurance companies, and full service brokerage firms. Many of the nation’s largest savings and loan associations, mortgage companies and commercial banks have a significant number of branch offices in the areas in which the Bank operates. Aggressive pricing policies of the Bank’s competitors on new ARM, intermediate fixed rate and fixed rate loans, especially during a period of declining mortgage loan originations, have in the past resulted in a decrease in the Bank’s mortgage loan origination volume and a decrease in the profitability of the Bank’s loan originations. During part of the past three years when interest rates were low and the yield curve was very flat or inverted, many competing financial institutions offered intermediate fixed rate loans at very competitive prices. The Bank competes for loans principally through the quality of service it provides to borrowers, real estate brokers and loan agents, while maintaining competitive interest rates, loan fees and other loan terms.

The enactment of the Interstate Banking and Branching Act in 1994 and the California Interstate Banking and Branching Act of 1995 have increased competition within California. Recent legislation has also made it easier for out-of-state credit unions to conduct business in California and allows industrial banks to offer consumers more lending products. The Financial Services Act of 1999 also increases competition. Regulatory reform, as well as other changes in federal and California law, will also affect competition. The availability of banking services over the internet or “e-banking” has continued to expand. While the impact of these changes, and of other proposed changes, cannot be predicted with certainty, it is clear that the business of banking in California will remain highly competitive.

Certain Additional Business Risks

The Bank’s business, financial condition and operating results can be affected by a number of factors, including but not limited to those set forth herein, any one of which could cause the Bank’s actual results to vary materially from recent results or from the Bank’s anticipated future results.

At December 31, 2002, approximately 99% of the Bank’s loan portfolio was secured by real estate or other collateral. A worsening of current economic conditions could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as on the Bank’s financial condition and results of operations in general and the market value for the Bank’s common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Bank’s financial condition.

The Bank is subject to certain operations risks, including but not limited to data processing system failures and errors and customer or employee fraud. The Bank maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Bank’s internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Bank’s business, financial condition or results of operations.

The Effect of Government Policy on Banking

The earnings and growth of the Bank are affected not only by local market area factors and general economic conditions, but also by government monetary and fiscal policies. For example, the Board of Governors of the Federal Reserve System (the “FRB”) influences the supply of money through its open market operations in U.S. Government securities and adjustments to the discount rates applicable to borrowings by depository institutions and others. Such actions influence the growth of loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in such policies on the business and earnings of the Bank cannot be predicted. Additionally, state and federal tax policies can impact banking organizations.

As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Bank is particularly susceptible to being affected by the enactment of federal and state legislation that may cause either increases or decreases in the cost of doing business, may modify permissible activities or may enhance the competitive position of other financial institutions. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Bank.

Bank Regulation and Supervision

The Bank is subject to both federal and state law. The Bank is subject to supervision and regulation by the Commissioner, Department of Business and Industry, Financial Institutions Division, State of Nevada (the “Nevada Commissioner”) and by the FDIC as an insured nonmember state bank. The regulations of these agencies affect most aspects of the Bank’s business, prescribing permissible types of loans and investments, the amount of required reserves, requirements for branch offices, the permissible scope of the Bank’s activities and various other requirements. Although the Bank is not a member of the FRB, it is subject to certain regulations of the FRB dealing primarily with check clearing activities, establishment of banking reserves, Truth-in-Lending (Regulation Z), Truth-in-Savings (Regulation DD), and Equal Credit Opportunity (Regulation B). The Bank is not regulated or supervised by the Office of Thrift Supervision, the Office of the Comptroller of the Currency, or the Federal Reserve Board.

The Nevada banking law and regulations (“Nevada law”) allow a commercial bank to increase capital by issuing interest-bearing capital notes or debentures, subject to regulation by the Nevada Commissioner, such as the subordinated debentures and notes issued by the Bank. Such subordinated debentures and notes are not deposits and are not insured by the FDIC or any other governmental agency. Generally, they are required to have an initial maturity of a minimum of seven years and a maximum of twenty-five years and are subordinated to deposit holders, general creditors and secured creditors of the issuing bank.

The Bank’s deposits are insured by the FDIC to the full extent permissible by law. As an insurer of deposits, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises the operations of institutions to which it provides deposit insurance. The Bank is subject to the rules and regulations of the FDIC as a bank that is insured and regulated by that entity. The approval of the FDIC is required prior to any merger, consolidation or change in control, or the establishment or relocation of any branch office of the Bank. This supervision and regulation is intended primarily for the protection of the depositors and to ensure services for the public’s convenience and advantage.

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies.

Nevada Law

Nevada law governs the licensing and regulation of Nevada commercial banks, including organizational and capital requirements, investment authority, branch offices and electronic terminals, declaration of dividends, change of control, merger, out of state activities, interstate branching and banking, debt offerings, borrowing limits, limits on loans to one obligor, liquidation and sale of options in the Bank to its directors, officers, and employees and purchase of its own shares. The Nevada Commissioner is charged with the supervision and regulation of the Bank.

In addition to the powers conferred upon private corporations and limited-liability companies under Nevada statutes, under Nevada law, the Bank may engage in the general banking business, including but not limited to accepting deposits, making secured and unsecured loans, issuing, advising and confirming letters of credit, purchasing, holding, conveying and investing in real property, and selling annuities (unless prohibited by federal law). Additionally, as specified in the Nevada law, the Bank may exercise any authority and perform all acts that a national bank may exercise or perform, with the consent of the Nevada Commissioner.

Under Nevada law, there is no interest rate limitation on loans. However, for certain types of secured loans Nevada law imposes minimum collateral requirements. There are no terms or amortization restrictions on loans. The Bank is required to invest its funds as limited by Nevada law and in investments that are legal investments for banks subject to any limitation under general law. Loans to one person as primary obligor may not exceed 25% of a bank’s stockholders’ equity and, except as to limitations on loans to one borrower, loans secured by real or personal property, may be made to any person without regard to the location or nature of the collateral.

Under Nevada law, a bank’s borrowings may not exceed 200% of its stockholders’ equity without consent of the Nevada Commissioner, subject to certain exceptions.

Under Nevada law there is a rebuttable presumption that a company that directly or indirectly owns, controls or has the power to vote less than 10% of the voting stock of a bank does not control the bank. Thus, if such ownership or control did occur, approval thereof would be required from the Nevada Commissioner.

In addition to remedies available to the FDIC, the Nevada Commissioner may take possession of a bank if certain conditions exist.

Capital Standards

The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 1250% for assets with relatively higher credit risk, such as certain investments that are either unrated or the ratings are less than BB.

In determining the capital level the Bank is required to maintain, the federal banking agencies do not, in all respects, follow generally accepted accounting principles (“GAAP”) and have special rules which have the effect of reducing the amount of capital they will recognize for purposes of determining the capital adequacy of the Bank.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off balance sheet items. The regulators measure risk-adjusted assets and off balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and limited amounts of minority interests in certain subsidiaries, less most other intangible assets and other adjustments. Net unrealized losses on available-for-sale equity securities with readily determinable fair value must be deducted in determining Tier 1 capital. For Tier 1 capital purposes, deferred tax assets that can only be realized if an institution earns sufficient taxable income in the future are limited to the amount that the institution is expected to realize within one year, or ten percent of Tier 1 capital, whichever is less. Tier 2 capital may consist of a limited amount of the allowance for possible loan losses, cumulative perpetual preferred stock, term preferred stock and other types of preferred stock not qualifying as Tier 1 capital, term subordinated debt and certain other instruments with some characteristics of equity and net unrealized holding gains on equity securities subject to certain limits. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off balance sheet items of 4%.

On October 1, 1998, the FDIC adopted two rules governing minimum capital levels that FDIC-supervised banks must maintain against risks. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on debt and equity securities to be recognized for risk-based capital purposes. The FDIC rules also provide that a qualifying institution that sells small business loans and leases with recourse must hold capital only against the amount of recourse retained. In general, a qualifying institution is one that is well-capitalized under the FDIC’s prompt corrective action rules. The amount of recourse that can receive the preferential capital treatment cannot exceed 15% of the institution’s total risk-based capital.

Effective January 1, 2002, the federal banking agencies, including the FDIC, adopted new regulations to change their regulatory capital standards to address the treatment of recourse obligations, residual interests and direct credit substitutes in asset securitizations that expose banks primarily to credit risk. These regulations complement the Interagency Guidance on Asset Securitization Activities, adopted in December 1999, which addressed the fundamental risk management practices that should be in place at banking organizations that engage in securitization activities. The new regulations provide more detailed definitions of “recourse”, “residual interest”, “direct credit substitute” and related terms, while harmonizing the proposed capital treatment for residuals with the more consistent, broader capital treatment of recourse obligations and direct credit substitutes. Capital requirements for positions in securitization transactions are varied according to their relative risk exposures, while limited use is permitted of credit ratings from rating agencies, a banking organization’s qualifying internal risk rating system or qualifying software. The regulation requires a bank to deduct from Tier 1 capital, and from assets, all credit-enhancing interest-only strips, whether retained or purchased, that exceed 25% of Tier 1 capital. Additionally, a bank must maintain dollar-for-dollar risk-based capital for any remaining credit-enhancing interest-only strips and any residual interests that do not qualify for a ratings-based approach. The regulation specifically reserves the right to modify any risk-weight, credit conversion factor or credit equivalent amount, on a case-by-case basis, to take into account any novel transactions that do not fit well into the currently defined categories. At December 31, 2002, the Bank does not own any credit enhancing interest-only strips.

In addition to the risk-based guidelines, the federal banking agencies require banking organizations to maintain a minimum amount of Tier 1 capital to adjusted average total assets. This ratio is referred to as the leverage capital ratio. For a banking organization rated in the highest of the five categories used to rate banking organizations, the minimum leverage ratio of Tier 1 capital to average assets must be 3%. However, it is improbable that an institution with a 3% leverage ratio would receive the highest rating because a strong capital position is a significant part of the rating. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, must be at least 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the federal banking regulations have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

As of December 31, 2002, the Bank’s capital ratios exceeded applicable regulatory requirements. The following table presents the capital ratios for the Bank, and the standards for both well-capitalized depository institutions and minimum capital requirements, as of December 31, 2002.

	Actual		Well Capitalized Ratio	Minimum Capital Requirement
	Capital	Ratio
	($ in thousands)
Leverage	$288,241	5.98%	5.0%	4.0%
Tier 1 Risk-Based	288,241	9.59	6.0	4.0
Total Risk-Based	404,148	13.45	10.0	8.0

At December 31, 2002, the Bank’s Tier 1 capital included $72,060,000 of minority interest, or up to 25% in total. The Bank’s Tier 2 capital included $16,940,000, representing the remainder of minority interest, $70,237,000 of subordinated debentures and notes, and allowance for loan losses of $28,729,000. Additional information is provided in Note 12 to the Bank’s Annual Report to Stockholders, which is incorporated by reference herein.

The FDIC has adopted regulations that mandate regulators to take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution’s ability to manage those risks, when determining the adequacy of an institution’s capital. This evaluation will be made as part of the institution’s regular safety and soundness examination. The FDIC also has adopted regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a financial institution’s capital adequacy.

The Basel Committee on Banking Supervision continues to evaluate certain aspects of the proposed New Basel Capital Accord, with the goal of finalizing the Accord by the fourth quarter of 2003 with anticipated implementation by 2006. The New Basel Capital Accord incorporates three pillars that address (a) minimum capital requirements, (b) supervisory review, which relates to an institution’s capital adequacy and internal assessment process, and (c) market discipline, through effective disclosure to encourage safe and sound banking practices. Embodied within these pillars are aspects of risk assessment that relate to credit risk, interest rate risk, operational risk, among others, and certain proposed approaches by the Basel Committee to complete such assessments may be considered complex. The Bank continues to monitor the status of the New Basel Accord.

From time to time, the FDIC or the Federal Financial Institutions Examination Council (FFIEC) proposes changes and amendments to, and issues interpretations of, risk-based capital guidelines and related reporting instructions. Such proposals or interpretations could, if implemented in the future, affect the Bank’s reported capital rations and net risk-adjusted assets.

Prompt Corrective Action and Other Enforcement Mechanisms

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

Under the prompt corrective action provisions of FDICIA, an insured depository institution generally will be classified in the following categories based on the capital measures indicated below:

“Well capitalized” Total risk-based capital of 10%; Tier 1 risk-based capital of 6%; and Leverage ratio of 5%.	“Adequately capitalized” Total risk-based capital of 8%; Tier 1 risk-based capital of 4%; and Leverage ratio of 4%.

“Undercapitalized” Total risk-based capital less than 8%; Tier 1 risk-based capital less than 4%; or Leverage ratio less than 4%.	“Significantly undercapitalized” Total risk-based capital less than 6%; Tier 1 risk-based capital less than 3%; or Leverage ratio less than 3%.

“Critically undercapitalized” Tangible equity to total assets less than 2%.

An institution that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” based upon its capital level may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits, the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Safety and Soundness Standards

FDICIA also implemented certain specific restrictions on transactions and required federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

The federal banking agencies may require an institution to submit to an acceptable compliance plan as well as have the flexibility to pursue other more appropriate or effective courses of action given the specific circumstances and severity of an institution’s noncompliance with one or more standards.

Premiums for Deposit Insurance and Assessments

FDICIA established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund (“BIF”) administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury, up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. FDICIA also provides authority for special assessments against insured deposits. No assurance can be given at this time as to what the future level of insurance premiums will be.

Through the BIF, the FDIC insures the deposits of the Bank up to prescribed limits for each depositor. The amount of FDIC assessments paid by BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution’s capitalization risk category and supervisory subgroup category. An institution’s capitalization risk category is based on the FDIC’s determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution’s supervisory subgroup category is based on the FDIC’s assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

The BIF assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The BIF assessment rate for the Bank currently is zero. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. An increase in the assessment rate could have a material adverse effect on the Bank’s earnings, depending on the amount of the increase. The FDIC is authorized to terminate a depository institution’s deposit insurance upon a finding by the FDIC that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution’s regulatory agency. The termination of deposit insurance could have a material adverse effect on earnings.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds (commonly referred to as FICO bonds) were issued to capitalize the Federal Savings and Loan Insurance Corporation. FDIC-insured depository institutions paid approximately 1.8 cents per $100 of BIF-assessable deposits in 2002. The FDIC established the FICO assessment rate effective for the first quarter of 2003 at approximately 1.7 cents annually per $100 of assessable deposits.

Community Reinvestment Act and Fair Lending Developments

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act (“CRA”) activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. As a state-chartered non-member bank, the Bank is subject to the fair lending requirements and reporting obligations involving home mortgage and small business lending operations of the CRA. Federal regulators are required to provide a written examination report of an institution’s CRA performance using a four-tiered descriptive rating system. These ratings are available to the public. Based on the last examination conducted by the FDIC in 2002, the Bank’s CRA rating was “Satisfactory.”

Financial Services Act of 1999

On March 11, 2000, the Financial Services Act of 1999 (the “FSA”) became effective. The FSA repealed provisions of the Glass-Steagall Act, which had prohibited commercial banks and securities firms from affiliating with each other and engaging in each other’s businesses. Thus, many of the barriers prohibiting affiliations between commercial banks and securities firms have been eliminated.

The FSA allows new “financial holding companies” (“FHC”) to offer banking, insurance, securities and other financial products to consumers. Specifically, the FSA amended section 4 of the Bank Holding Company

Act (“BHCA”) in order to provide for a framework for the engagement in new financial activities. Bank holding companies (“BHC”) may elect to become a FHC if all its subsidiary depository institutions are well-capitalized and well-managed. If these requirements are met, a BHC may file a certification to that effect with the FRB and declare that it elects to become a FHC. After the certification and declaration is filed, the FHC may engage either de novo or through an acquisition in any activity that has been determined by the FRB to be financial in nature or incidental to such financial activity. BHCs may engage in financial activities without prior notice to the FRB if those activities qualify under the new list of permissible activities in section 4(k) of the BHCA. However, notice must be given to the FRB within 30 days after a FHC has commenced one or more of the financial activities. The Bank has not elected to become a FHC.

Under the FSA, insured state nonmember banks such as First Republic are permitted to engage through “financial subsidiaries” in certain financial activities permissible for affiliates of FHCs. Under the FSA and regulations enacted by the FDIC, to be able to engage in such activities, the insured state nonmember bank must be well-managed and the insured state nonmember bank and all of its insured depository institution affiliates must be well-capitalized and have received at least a “satisfactory” rating in its most recent CRA examination. The bank must also deduct the aggregate amount of its outstanding equity investment in financial subsidiaries, including retained earnings, from its capital and assets for purposes of calculating regulatory capital ratios and must disclose this fact in any published financial statements. Additionally, the bank must comply with Sections 23A and 23B of the Federal Reserve Act and certain financial and operational standards provided in the FSA as though the financial subsidiaries were subsidiaries of a national bank.

The Bank cannot be certain of the effect of the foregoing legislation on its business, although there is likely to be consolidation among financial services institutions and increased competition for the Bank.

Financial Privacy Legislation

The FSA also required the federal banking agencies to adopt regulations governing the privacy of consumer financial information. The FDIC adopted such regulations with an effective date of November 13, 2000, and a date of full compliance with the regulations of July 1, 2001. The Bank is subject to the FDIC’s regulations.

The regulations impose three main requirements established by the FSA. First, a banking organization must provide initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates. Second, banking organizations must provide annual notices of their privacy policies to their current customers. Third, banking organizations must provide a reasonable method for consumers to “opt-out” of disclosures to nonaffiliated third parties.

In connection with the regulations governing the privacy of consumer financial information, the federal banking agencies, including the FDIC, adopted guidelines for safeguarding confidential customer information, effective on July 1, 2001. The guidelines require banking organizations to establish an information security program to: (1) identify and assess the risks that may threaten customer information; (2) develop a written plan containing policies and procedures to manage and control these risks; (3) implement and test the plan; and (4) adjust the plan on a continuing basis to account for changes in technology, the sensitivity of customer information, and internal or external threats. The guidelines also outline the responsibilities of directors of banking organizations in overseeing the protection of customer information.

USA Patriot Act of 2001

On October 26, 2001, the USA Patriot Act was signed by the President. Title III of the Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. It includes numerous provisions for fighting international money laundering and blocking terrorist access to the U.S. financial system. The goal of Title III is to prevent the U.S. financial system and the U.S. clearing mechanisms from being used by parties suspected of terrorism, terrorist financing and money laundering.

The provisions of Title III of the USA Patriot Act that affect banking organizations are generally set forth as amendments to the Bank Secrecy Act. These provisions relate principally to U.S. banking organizations’ relationships with foreign banks and with persons who are resident outside the United States. The USA Patriot Act requires certain additional due diligence and recordkeeping practices. Some requirements take effect without the issuance of regulations. Other provisions are being implemented through regulations promulgated by the U.S. Department of the Treasury (the “Treasury”), in consultation with the FRB and other federal financial institutions regulators.

The USA Patriot Act contains sweeping anti-money laundering and financial transparency laws in addition to current requirements and requires various regulations, including:

•	due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-US persons;

•	standards for verifying customer identification at account opening;

•	rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; and

•	reports by non-financial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000, and filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

On July 23, 2002, the U.S. Treasury proposed regulations requiring institutions to incorporate into their written money laundering plans a customer identification program implementing reasonable procedures for verifying the identity of any person seeking to open an account, to the extent reasonable and practicable; maintaining records of the information used to verify the person’s identity; and determining whether the person appears on any list of known or suspected terrorists or terrorist organizations. Account is defined as a formal banking or business relationship established to provide ongoing services, dealings, or other financial transactions. We do not expect the proposed regulations will have a material impact on our operations.

The Sarbanes-Oxley Act of 2002

On July 20, 2002, President Bush signed into law The Sarbanes-Oxley Act of 2002. This new legislation addresses accounting oversight and corporate governance matters, including:

•	the creation of a five-member oversight board appointed by the Securities & Exchange Commission that will set standards for accountants and have investigative and disciplinary powers;

•	the prohibition of accounting firms from providing various types of consulting services to public clients and requiring accounting firms to rotate partners among public client assignments every five years;

•	increased penalties for financial crimes;

•	expanded disclosure of corporate operations and internal controls and certifications of financial statements;

•	enhanced controls on and reporting of insider trading; and

•	statutory separations between investment bankers and analysts.

We have implemented procedures to comply with the requirements for expanded disclosure of internal controls and the certification of the financial statements. A significant portion of the remaining items in the new legislation will become effective during 2003. We are currently evaluating what impacts the new legislation and its implementing regulations will have upon our operations, including a likely increase in certain outside professional costs.

Restrictions on Dividends and Other Distributions

Under Nevada law, the Bank may declare a dividend and make distributions of so much of its net profits as is determined to be expedient. However, no distribution may be made if such distribution would reduce its stockholders’ equity below its initial stockholders’ equity and as otherwise consistent with the Bank’s policy and issues of safety and soundness.

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions that limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if after such transaction the institution would be undercapitalized.

The federal banking agencies also have authority to prohibit depository institutions from engaging in business practices that are considered unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute.

Other Regulatory Matters

FDICIA requires insured depository institutions with the amount of total assets held by the Bank to undergo a full-scope, on-site examination by their primary Federal banking agency at least once every 12 months. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate Federal banking agency against each institution or affiliate as it deems necessary or appropriate.

The federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending in 1992. The regulations required insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate.

The federal banking agencies amended their regulations as of June 7, 1994, regarding the requirements for appraisals of “real estate related financial transactions” for federally regulated financial institutions. A federally regulated transaction is any real estate related financial transaction for which an appraisal is required. An appraisal must be conducted by either state certified or state licensed appraisers for all such transactions unless an exemption applies. The more common exceptions relate to (i) transactions valued at $250,000 or less; (ii) business loans valued at $1 million or less and not dependent upon real estate as the primary source of repayment; or (iii) transactions that are not secured by real estate. Appraisals performed in connection with federally related transactions must also comply with the agencies appraisal standards.

Future Legislation

Various legislation, including proposals to change substantially the laws and regulations governing the banking industry and the financial institution regulatory system, is from time to time introduced in Congress, in state legislatures and before various bank regulatory agencies. This legislation may change banking statutes and the operating environment of the Bank in substantial and unpredictable ways. If enacted, this legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Bank cannot predict whether any of this potential legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on the Bank’s business, results of operations or financial condition.

Employees

As of December 31, 2002, the Bank and its subsidiaries had 650 full-time employees. Management believes that its relations with employees are satisfactory. The Bank is not a party to any collective bargaining agreement.

Stock Option Accounting

On March 20, 2003, the Board of Directors of First Republic decided to expense the cost of stock options as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based

Compensation.” Under SFAS No. 148, the Bank is voluntarily changing to the fair value method of accounting for stock options, using the prospective method of transition. The cost of all stock options granted subsequent to January 1, 2003 will be included as a component of compensation expense in the Bank’s income statement over the vesting period for such options.

Subject to approval by stockholders of a proposal to reduce the number of authorized stock options and to approve the creation of a restricted stock plan, the Bank would expect to issue fewer stock options in future years and to award a smaller number of restricted shares in lieu of stock options.

Statistical Disclosure Regarding the Business of the Bank

The following statistical data relating to the Bank’s operations should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, at pages 53 to 105 of the Bank’s Annual Report to Stockholders, incorporated by reference herein. Average balances are determined on a daily basis.

Distribution of Assets, Liabilities and Stockholders’ Equity, Interest Rates and Differentials

The following table presents for the years indicated the distribution of average assets, liabilities and stockholders’ equity as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans and interest not accrued is excluded. The yield on short-term investments has been adjusted upward to reflect the effects of certain income thereon which is exempt from federal income tax.

	Year Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates
	($ in thousands)
Assets:
Interest-earning deposits with other institutions	$4,464	$57	1.28%	$6,374	$225	3.53%	$5,860	$333	5.68%
Short-term investments	35,639	1,084	3.04	34,862	1,553	4.45	13,502	1,036	7.55
Investment securities	673,371	29,286	4.39	358,271	20,150	5.62	324,790	22,235	6.85
Loans	3,670,607	214,413	5.84	3,444,190	259,103	7.52	3,284,697	266,016	8.04

Total interest-earning assets	4,384,081	244,840	5.59	3,843,697	281,031	7.31	3,628,849	289,620	7.92

Noninterest-earning assets	172,483			118,073			106,285

Total average assets	$4,556,564			$3,961,770			$3,735,134

Liabilities and Stockholders’ Equity:
Checking accounts	$578,065	$1,494	0.26%	$336,651	$1,290	0.38%	$192,422	$1,162	0.60%
MMA accounts	657,818	9,618	1.46	588,200	20,801	3.54	506,772	25,012	4.94
MMA savings and passbook accounts	1,039,630	21,424	2.06	797,049	30,223	3.79	596,460	29,616	4.97
Certificates of deposit	1,097,490	39,821	3.63	1,100,997	59,892	5.44	1,058,890	62,856	5.94

Total deposits	3,373,003	72,357	2.15	2,822,897	112,206	3.97	2,354,544	118,646	5.04
Other borrowings	732,792	24,466	3.34	758,717	38,122	5.02	1,029,195	64,293	6.25
Subordinated debentures and notes	70,243	5,648	8.04	70,253	5,650	8.04	70,464	5,670	8.05

Total interest-bearing liabilities	4,176,038	102,471	2.45	3,651,867	155,978	4.27	3,454,203	188,609	5.46

Noninterest-bearing liabilities	29,705			35,326			32,081
Minority interest	87,119			57,301			55,000
Stockholders’ equity	263,702			217,276			193,850

Total average liabilities and stockholders’ equity	$4,556,564			$3,961,770			$3,735,134

Net interest spread(1)			3.14%			3.04%			2.46%
Net interest income and net interest margin(2)		$142,369	3.25%		$125,053	3.25%		$101,011	2.73%

(1)	Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2)	Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Rate and Volume Variances

Net interest income is affected by changes in volume and changes in rates. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities. Rate changes result from differences in yields earned on assets and rates paid on liabilities.

The following table sets forth, for the periods indicated, a summary of the changes in interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates. Where significant, the changes in interest due to both volume and rate have been allocated to the changes due to volume and rate in proportion to the relationship of absolute dollar amounts in each. Tax-exempt income from short-term investments is presented on a tax-equivalent basis.

	2002 vs. 2001			2001 vs. 2000
	Volume	Rate	Total	Volume	Rate	Total
	($ in thousands)
Increase (Decrease) in Interest Income:
Interest-earning deposits with other institutions	$(59)	$(109)	$(168)	$28	$(136)	$(108)
Short-term investments	34	(503)	(469)	1,296	(779)	517
Investment securities	15,102	(5,966)	9,136	2,179	(4,264)	(2,085)
Loans	16,346	(61,036)	(44,690)	11,760	(18,673)	(6,913)

Total increase (decrease)	31,423	(67,614)	(36,191)	15,263	(23,852)	(8,589)

Increase (Decrease) in Interest Expense:
Checking accounts	770	(566)	204	732	(604)	128
MMA	2,367	(13,550)	(11,183)	3,727	(7,938)	(4,211)
Passbook	8,280	(17,079)	(8,799)	8,931	(8,324)	607
Certificates of deposit	(190)	(19,881)	(20,071)	2,451	(5,415)	(2,964)
Other borrowings	(1,276)	(12,380)	(13,656)	(14,894)	(11,277)	(26,171)
Subordinated debentures and notes	(2)	—	(2)	(14)	(6)	(20)

Total increase (decrease)	9,949	(63,456)	(53,507)	933	(33,564)	(32,631)

Increase (decrease) in net interest income	$21,474	$(4,158)	$17,316	$14,330	$9,712	$24,042

Types of Loans

The following table sets forth by category the total loan portfolio of the Bank at the dates indicated:

	December 31,
	2002	2001	2000	1999	1998
	($ in thousands)
Loans:
Single family (1-4 units)	$1,766,507	$1,476,493	$1,528,236	$1,893,944	$1,634,627
Multifamily (5+ units)	430,876	385,310	391,041	347,565	334,958
Commercial real estate	628,782	607,921	612,667	504,553	355,523
Multifamily/commercial construction	70,753	71,470	52,960	26,667	37,607
Single family construction	115,756	137,537	120,634	78,892	57,343
Home equity credit lines	426,446	346,843	255,497	129,594	89,630
Real estate loans held for sale	116,515	254,432	19,154	105,924	28,851

Real estate mortgages, subtotal	3,555,635	3,280,006	2,980,189	3,087,139	2,538,539
Other loans	268,029	186,372	177,739	103,781	44,862

Total loans	3,823,664	3,466,378	3,157,928	3,190,920	2,583,401
Net deferred loan (fees) costs	4,172	2,121	(600)	920	(1,336)
Allowance for loan losses	(28,729)	(22,778)	(22,167)	(20,959)	(20,605)

Loans, net	$3,799,107	$3,445,721	$3,135,161	$3,170,881	$2,561,460

The following table shows the maturity distribution of the Bank’s real estate construction loans and other loans outstanding as of December 31, 2002, which, based on remaining scheduled repayments of principal, were due within the periods indicated. Substantially all such loans are adjustable rate in nature.

	Within One Year	After One but Within Five Years	More than Five Years	Total
	($ in thousands)
Maturity Distribution:
Real estate construction loans	$159,561	$26,948	$—	$186,509
Stock secured loans	37,802	6,294	—	44,096
Other secured loans	4,513	19,543	—	24,056
Unsecured loans	44,903	4,641	129	49,673
Commercial business loans	89,504	42,348	18,352	150,204

Total	$336,283	$99,774	$18,481	$454,538

Asset Quality

The Bank places an asset on nonaccrual status when any installment of principal or interest is over 90 days past due (except for single family loans which are well secured and in the process of collection), or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans where the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, which generally is the receipt of at least six consecutive payments. Real estate collateral obtained by the Bank is referred to as “REO.”

The Bank’s cumulative loss experience since inception on single-family mortgage loans has been less than 0.03% of loans originated in over seventeen years. The Bank’s average annualized net chargeoff experience on its single family loans for the last three years was less than 0.01% of average single family loans. The Bank experienced a higher level of chargeoffs in 1995 and 1996, in connection with the resolution of delinquent loans and sale of REO, than it experienced in prior years. For the next four years (1997-2000), recoveries exceeded chargeoffs for each year. Net chargeoffs were $549,000 in 2002 and $789,000 in 2001. The ratio of the Bank’s net loan chargeoffs (recoveries) to average loans was 0.01% for 2002, 0.02% for 2001 and (0.01)% for 2000.

Additional information is provided under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality and—Provision for Loan Losses and Activity in Allowance” on pages 91 and 92 of the Bank’s Annual Report to Stockholders, incorporated by reference herein.

The following table presents nonaccruing loans and investments, REO, restructured performing loans and accruing single family loans more than 90 days past due at the dates indicated.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	($ in thousands)
Nonaccruing Assets and Other Loans:
Single family mortgages	$—	$—	$—	$—	$—
Multifamily mortgages	—	822	942	11,446	3,795
Commercial real estate	—	—	—	—	1,640
Multifamily/commercial construction	15,794	—	—	—	—
Other	98	675	—	—	—
Real estate owned (“REO”)	—	—	1,241	—	51

Total nonaccruing assets	15,892	1,497	2,183	11,446	5,486
Restructured performing loans	738	—	1,112	965	4,349

Total nonaccruing assets and restructured performing loans	$16,630	$1,497	$3,295	$12,411	$9,835

Accruing single family loans more than 90 days past due	$1,412	$516	$—	$41	$—

Percent of total assets:
All nonaccruing assets	0.33%	0.04%	0.06%	0.32%	0.19%
Nonaccruing assets and restructured performing loans	0.34%	0.04%	0.09%	0.34%	0.33%

The following table provides certain information with respect to the Bank’s allowance for loan loss position and provisions for loan losses as well as chargeoff and recovery activity.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	($ in thousands)
Allowance for Loan Losses:
Balance, beginning of year	$22,778	$22,167	$20,959	$20,605	$19,157
Provision charged to operations	6,500	1,400	1,000	—	—
Chargeoffs on originated loans:
Single family	—	(296)	—	—	(13)
Multifamily	—	—	—	(503)	(481)
Commercial real estate	—	—	—	—	(175)
Other loans	(794)	(680)	(2)	(1)	—
Recoveries on originated loans:
Multifamily	242	—	195	705	1,905
Commercial real estate	—	187	—	113	201
Other loans	3	—	15	40	11

Net (chargeoffs) recoveries	(549)	(789)	208	354	1,448

Balance, end of year	$28,729	$22,778	$22,167	$20,959	$20,605

Average loans for the year	$3,670,607	$3,444,190	$3,284,697	$2,822,112	$2,245,313
Total loans at year end	$3,823,664	$3,466,378	$3,157,928	$3,190,920	$2,583,401

Ratios of allowance to:
Total loans	0.75%	0.66%	0.70%	0.66%	0.80%
Nonaccruing loans	181%	1522%	2353%	183%	376%
Nonaccruing loans and restructured performing loans	173%	1522%	1079%	169%	210%

Net chargeoffs (recoveries) to average loans	0.01%	0.02%	(0.01)%	(0.01)%	(0.06)%

The following table sets forth management’s historical allocation of the allowance for loan losses by loan category to specific loans classified as a result of the Bank’s loan review process and the percentage of loans in each category to total loans at the dates indicated:

	December 31,
	2002		2001		2000		1999		1998
	Allowance for Loan Losses	% of Loans	Allowance for Loan Losses	% of Loans	Allowance for Loan Losses	% of Loans	Allowance for Loan Losses	% of Loans	Allowance for Loan Losses	% of Loans
	($ in thousands)
Loan Category:
Single family	$20	49.2%	$25	48.3	$—	49.0	$—	62.7%	$100	64.4%
Multifamily	37	11.3	325	11.6	350	12.4	1,000	10.9	1,500	13.0
Commercial real estate	268	16.4	—	18.6	—	19.4	—	15.6	300	13.8
Multifamily/commercial construction	6,815	1.9	—	2.1	—	1.7	—	0.8	—	1.5
Single family construction	38	3.0	50	4.0	—	3.8	—	2.5	—	2.2
Home equity credit lines	—	11.2	—	10.0	—	8.1	—	4.1	—	3.4
Other loans	183	7.0	300	5.4	—	5.6	200	3.4	200	1.7
General allowance	21,368	—	22,078	—	21,817	—	19,759	—	18,505	—

	$28,729	100.0%	$22,778	100.0%	$22,167	100.0%	$20,959	100.0%	$20,605	100.0%

At December 31, 2002, management had made specific allocations from its allowance to certain loans in specific categories, based upon management’s estimate of the risk of loss inherent in its nonaccruing or other possible problem loans in that category. The Bank’s methodology for evaluating the overall adequacy of its allowance for loan losses considers the amount of loans and commitments outstanding, the actual loss experience by type of loan, trends in its real estate markets, overall risks in the portfolio and other factors to make general assignments of the allowance to the various loan categories. In addition to specific allocations, the Bank’s overall adequacy methodology made general assignments to various loan categories aggregating $19,936,000 at December 31, 2002 and $18,673,000 at December 31, 2001. These specific and general allocations of the allowance will change whenever management determines that the risk characteristics of its assets or specific assets have changed. The amount available for future chargeoffs that might occur within a particular category is not limited to the amount specifically allocated to that category, since the allowance is a general allowance available for all loans in the Bank’s portfolio. In addition, the specific amounts so allocated by category may not be indicative of future chargeoff trends.

Based predominately upon the Bank’s continuous review and grading process, the Bank will determine appropriate levels of its allowance for loan losses in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will make additional provisions when the results of its problem loan assessment methodology or overall reserve adequacy test indicate additional reserves are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status.

Although the Bank’s nonaccrual loans have been reduced to their currently estimated collateral fair value (net of selling costs) at December 31, 2002, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the property securing the Bank’s existing problem loan fails to maintain its value or that new problem loans arise.

Financial Ratios

The Bank has not paid cash dividends since its inception. The following table shows certain key financial ratios for the Bank for the periods indicated.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Key Financial Ratios:
Return on average total assets	0.58%	0.63%	0.61%	0.70%	0.81%
Return on average stockholders’ equity	10.01%	11.53%	11.68%	11.93%	12.39%
Average stockholders’ equity as a percentage of average total assets	5.79%	5.48%	5.19%	5.87%	6.50%
General & administrative expenses as a percentage of average total assets	2.88%	2.56%	2.21%	1.90%	1.46%
Efficiency ratio	71.8%	67.1%	63.1%	59.4%	52.5%

Available Information

The Bank’s internet address is http://www.firstrepublic.com. The Bank makes available free of charge through its internet website our Annual Report to Stockholders and our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is filed with or furnished to the FDIC.

Item 2.    Properties

The Bank does not own any real property. Management believes that the Bank’s current and planned facilities are adequate for its current level of operations. The Bank and its subsidiaries lease offices at the following locations, with terms expiring at dates ranging from August 2002 to November 2019, although certain of the leases contain options to extend beyond these dates.

Address

111 Pine Street, San Francisco, CA (Corporate Headquarters)

101 Pine Street, San Francisco, CA

388 Market Street, San Francisco, CA

44 Montgomery Street, San Francisco, CA

5628 Geary Boulevard, San Francisco, CA

1088 Stockton Street, San Francisco, CA

1809 Irving, San Francisco, CA

2001 Van Ness Avenue, San Francisco, CA

3533 California Street, San Francisco, CA

210 A Lincoln Blvd, San Francisco, CA

1099 Fourth Street, San Rafael, CA

1111 South El Camino Real, San Mateo, CA

1155 California Drive, Burlingame, CA

1215 El Camino Real, Menlo Park, CA

776 El Camino Real, Redwood City, CA

2275 El Camino Real, Palo Alto, CA

1888 Century Park East, Los Angeles, CA

901 West 7th Street, Los Angeles, CA

10900 Wilshire Boulevard, Suite 900, Los Angeles, CA

9593 Wilshire Blvd., Beverly Hills, CA

2800 East Coast Hwy, Corona Del Mar, CA

18 W. Canon Perdido St., Santa Barbara, CA

111 West Micheltorena Street, Suite 210, Santa Barbara, CA

12070 Ventura Boulevard, Studio City, CA

116 E. Grand Avenue, Escondido, CA

8347 La Mesa Blvd., La Mesa, CA

1110 Camino Del Mar, Del Mar, CA

13 Branch Street, Suite 5, Metheun, MA

2510 South Maryland Parkway, Las Vegas, NV

320 Park Avenue, New York, NY

1230 Avenue of the Americas (Rockefeller Center), New York, NY

Item 3.    Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Bank’s business, to which the Bank or any of its subsidiaries is a party or to which any of its property is subject.

Item 4.    Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the year ended December 31, 2002.

PART II

Item 5.    Market for Registrant’s Common Equity and Related Stockholder Matters

This information is incorporated by reference to page 108 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2002.

Item 6.    Selected Financial Data

This information is incorporated by reference to page 3 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2002.

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF FIRST REPUBLIC BANK

INTRODUCTION

The Bank derives its income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Bank receives on loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) earnings from the sale and servicing of real estate secured loans; and (3) fee income from wealth management activities, including investment advisory, trust, brokerage and deposit services. The discussion of the Bank’s results of operations for the past three fiscal years which follows should be read in conjunction with the Financial Statements and related notes thereto presented elsewhere and incorporate the charts shown in this annual report. In addition to historical information, this annual report includes certain forward-looking statements regarding events and trends which may affect the Bank’s future results. Such statements are subject to risks and uncertainties that could cause the Bank’s actual results to differ materially. Such factors include, but are not limited to, those described in this discussion and analysis.

CRITICAL ACCOUNTING POLICIES AND THE IMPACT OF ACCOUNTING ESTIMATES

The Bank’s discussion and analysis of its financial condition and results of operations are based upon the Bank’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Bank evaluates its estimates including those related to allowance for loan losses, credit risks, estimated loan lives, interest rate risk, investments, intangible assets, income taxes, and contingencies and litigation. The Bank bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Bank considers the accounting policy for allowance for loan losses to be a critical accounting policy because it is a complex process involving difficult and subjective judgments, assumptions, and estimates. The allowance for loan losses is an estimate that can change under different assumptions and conditions. The Bank records an allowance for loan losses by charging current income in such amounts as to establish and maintain an allowance at a level that the Bank can reasonably anticipate. The Bank estimates future losses resulting from the inability of its customers to make required payments. If the financial condition of the Bank’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, or the value of collateral securing mortgage loans were to decline, an increase in the allowance may be required. A significant decline in the credit quality of the Bank’s loan portfolio could have a material adverse affect on the Bank’s financial condition and results of operations.

Other significant estimates required in the preparation of the Bank’s financial statements include estimating the life of loans or the rate of principal repayment of loans, investment securities and loans sold to investors. The life of a loan impacts the amortization of loan origination costs, mortgage servicing rights and certain residual interests retained in connection with loan securitizations. Since the Bank amortizes deferred loan fees and costs over the estimated life of single family mortgage loans, an increase in the prepayment speed for those loans above the estimated rate will generally require the Bank to adjust its amortization. Likewise, when loans serviced for others prepay more rapidly than projected, the Bank will generally be required to record an impairment charge on its mortgage servicing rights or retained interests. As a result of historically low interest rates, the Bank has experienced an increase in the rate of loan repayments over the past year and especially during the third and fourth quarters of 2002. Following the additional Federal Reserve interest rate cut on November 6, 2002, mortgage repayments continued at a very high rate and may accelerate further. In 2002, the Bank recorded total writedowns of $2,685,000 on deferred loan costs and impairment charges of $3,116,000 on mortgage servicing rights related to mortgage repayments on loan serviced; additional charges of these types may be required in future periods, depending on the level of loan repayment and other factors. Due to the number and significance of the estimates assumptions required in accounting for these financial instruments and the volatility in interest rates and the mortgage markets, it is likely that these estimates will require revision.

The Bank has recorded goodwill as an asset on its balance sheet in connection with the purchase of its three investment advisory subsidiaries. The Bank is required to evaluate goodwill for each of these entities at least annually, or on an interim basis if events or circumstances indicate that it is more likely than not that an impairment loss has been incurred in the fair value of one of these entities. Fair value is the amount at which a reporting unit could be bought or sold in a current transaction between willing parties. The Bank engaged a qualified third party to perform an evaluation of its investment advisory subsidiaries during the fourth quarter of 2002. Based on existing conditions and assumptions which the Bank deems reasonable, there is no requirement to record an impairment charge at December 31, 2002. However, if assumptions about the future level of revenues or market conditions change such that future operating results differ significantly from management’s estimates, the Bank may be required to reduce the carrying value of goodwill and recognize a charge to income.

Beginning in 2000, the Bank developed the ability to sell single family loans in REMIC securitization transactions. These transactions generally cover between $300 million and $400 million of loans and involve complex estimates and continuous analysis in order to be appropriately recorded in the Bank’s financial statements. At the time a sale is recorded, the Bank performs present value estimates based on future cash flows, future loan losses, repayment rates, interest rates and other factors. Subsequent to closing, the Bank monitors cash flow performance, loan repayments and interest rates against original estimates. The original estimates have a significant impact on the amount of gain on sale initially recorded when loans are securitized and, if actual results differ significantly from original estimates, the subsequent yield earned may be reduced or impairment charges may be required on the recorded assets.

OVERVIEW

In 2002, the Bank’s assets increased 16% and net income increased 5%, compared to 2001; there was higher net interest income, an increase in noninterest income, and higher expenses. The Bank’s diluted EPS was $1.70 in 2002, a decrease of 2% compared to 2001. The Bank’s net income in 2000 was $22,640,000, representing diluted EPS of $1.64. Loan origination volume increased to $3.23 billion in 2002 compared to $2.64 billion in 2001 and $1.96 billion in 2000, primarily due to increased volume of home loan originations resulting from low interest rates and more relationship managers. Total assets were $4.85 billion at December 31, 2002 compared to $4.20 billion at December 31, 2001; the Bank’s single family mortgage loans, including home equity lines of credit, were $2.31 billion and represented 60% of the total loan portfolio at that date. During 2002, total deposits increased $388 million, or 12%, and balances in business and personal checking accounts increased $269 million, or 52%, as the Bank emphasized opening checking and other transaction deposit accounts.

RESULTS OF OPERATIONS—INTEREST INCOME AND EXPENSE

Interest income on loans was $214,413,000 in 2002 compared to $259,103,000 in 2001 and $266,016,000 in 2000 with the decrease in 2002 primarily due to increased average loan balances earning a lower average rate. The Bank’s loans earned an average rate of 5.84% in 2002, 7.52% in 2001 and 8.04% in 2000. The Bank’s adjustable rate mortgage loans earn interest at rates which depend on loan terms and market interest rates. The average yield on the Bank’s loans fluctuates with market rates of interest and generally lags changes in rates. An increase in single family loans, which generally carry lower rates of interest than the Bank’s other types of loans, may contribute to a lower average loan yield. The average outstanding balance on the Bank’s loans was $3.67 billion for 2002, compared to $3.44 billion and $3.28 billion for 2001 and 2000, respectively. Loans totaled $3.82 billion at December 31, 2002, an increase of $357 million, or 10% during the year. In 2002, the principal areas of loan growth were single family loans, home equity lines of credit and commercial business loans.

Interest income on investments, which includes earnings on short-term cash, investment securities and FHLB stock, increased to $30,427,000 in 2002 from $21,928,000 in 2001 and $23,604,000 in 2000, as a result of higher average balances earning lower average rates. The average rates earned on these assets, adjusted for the effect of tax-exempt securities, were 4.30% in 2002, 5.49% in 2001, and 6.85% in 2000. The interest rates earned on these assets generally reflect average market rates including the impact of Federal Reserve rate cuts throughout 2001 and the historic low level of interest rates in 2002. At December 31, 2002, the carrying value of cash, short-term investments, investment securities and FHLB stock was $868.9 million compared to $630.4 million at December 31, 2001. During 2002, the Bank increased investments in government agency securities, municipal bonds and other securities.

Total interest expense decreased to $102,471,000 in 2002 compared to $155,978,000 in 2001 and $188,609,000 in 2000. Total interest expense consists of three components interest expense on customer deposits, interest expense on FHLB advances, and interest expense on debentures and notes. Interest expense on deposits, comprised of checking accounts, money market and passbook accounts and certificates of deposit, was $72,357,000 in 2002 compared to $112,206,000 in 2001 and $118,646,000 in 2000. The Bank’s outstanding deposits have grown to $3.63 billion at December 31, 2002 from $3.24 billion at December 31, 2001 and $2.53 billion at December 31, 2000. The Bank’s deposit growth over the past five years is attributable to emphasis on private banking, increased deposit-gathering activities, the continued expansion of the retail branch network and the introduction of new banking products and services.

The Bank’s average cost of deposits was 2.15% for 2002 compared to 3.97% for 2001 and was 5.04% in 2000. The decrease in average cost of deposits in 2002 compared to 2001 and 2000 is due to much lower market rates of interest, and the Bank’s deposit-gathering strategies which have resulted in an increase in checking account balances and an increase in the proportion of lower cost money market and passbook account deposit balances to the Bank’s total deposits. Checking account balances have increased to 22% of total deposits at December 31, 2002 from 16% at December 31, 2001 and 11% at December 31, 2000. Deposits in transaction accounts increased to 70% of total deposits at December 31, 2002 and 67% at December 31, 2001 from 55% at December 31, 2000. At the same time, there has been a corresponding reduction in the proportion of certificates of deposit to total customer deposits. The Bank’s newer branches have allowed additional deposits to be raised in existing markets at competitive terms, although extensive competition for new deposits affects the cost of incremental deposit funds. At December 31, 2002, the weighted average rate paid by the Bank on its deposits was 1.81%, compared to 2.62% at December 31, 2001, a decrease of 81 basis points compared to a decrease in the Eleventh District Cost of Funds Index (“COFI”) of 70 basis points over the same period.

The Bank is a member of the San Francisco FHLB and has utilized FHLB advances as an alternative source of funds and as a short-term funding source for loans held for sale. The Bank’s average FHLB borrowings were $732.8 million in 2002, $758.8 million in 2001, and $1.03 billion in 2000. The Bank has obtained FHLB advances with longer maturities and with rates fixed for longer periods than are generally available from retail deposits. Such advances require no deposit insurance premiums and operational overhead costs are less than those associated with deposits. The Bank’s total outstanding FHLB advances were $740.5 million at December 31, 2002 compared to $574.5 million at December 31, 2001, with the increase at the end of 2002 resulting from an increase in assets.

Interest expense on FHLB advances was $24,466,000 in 2002 as compared with $38,122,000 in 2001 and $64,293,000 in 2000. The average cost of these liabilities was 3.34% in 2002 compared to 5.02% in 2001 and 6.25% in 2000, with the reductions in cost due primarily to changes in market rates of interest. At December 31, 2002 and 2001, the weighted average rate paid on the Bank’s FHLB advances was 3.05% and 4.23%, respectively. At December 31, 2002, $209.5 million, or 28%, of the Bank’s FHLB advances carried interest rates which were fixed for more than one year. The cost of maturing or adjustable FHLB advances may increase or decrease more rapidly than the cost of the Bank’s deposits, during periods when short term interest rates change rapidly. The Bank’s adjustable advances have interest rates which adjust semiannually and to a lesser extent annually, with repricing points spread throughout the year. Since there are no limitations on the amount that the interest rate on adjustable FHLB advances may increase or decrease at each repricing point, the cost of an adjustable FHLB advance fully reflects market rates. Advances from the FHLB must be collateralized by the pledging of mortgage loans which are assets of the Bank and, although the Bank may substitute other loans for such pledged loans, the Bank is restricted in its ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At December 31, 2002, the Bank had an approved borrowing capacity with the FHLB of approximately $1.9 billion. The Bank expects that the interest rates paid on FHLB advances will continue to fluctuate with changes in market rates. Also, the Bank will continue to emphasize growth in retail deposits to fund a significant percentage of future asset growth and any excess funds from deposits may be used to reduce FHLB advances.

Interest expense on debentures includes interest payments and amortization of debt issuance costs on the Bank’s long-term, capital-related subordinated instruments. The average cost of these liabilities was 8.04% in 2002 and 2001, and 8.05% in 2000. At December 31, 2002 and 2001, the weighted average rate paid on outstanding debentures was 7.76%. During 2000, the Bank repurchased in the open market $6,230,000 of subordinated notes with a stated rate of 7.75%.

Prior to the adoption of SFAS No. 133 on October 1, 2000, interest expense included the amortization of the cost of interest rate cap agreements, which was $1,245,000 for the first nine months of 2000. These costs added approximately 0.05% to the overall rate paid on liabilities in 2000.

NET INTEREST INCOME

Net interest income constitutes a principal source of income for the Bank. The Bank’s net interest income increased to $142,369,000 in 2002 from $125,053,000 in 2001 and $101,011,000 in 2000. The increases in net interest income for 2002 and 2001 have resulted from increased average assets, the growth in lower cost deposit products, and a low average level of nonearning assets.

The Bank’s net interest margin was 3.25% in 2002, 3.25% in 2001 and 2.73% in 2000. The following table presents the average yields earned and rates paid on the Bank’s interest-earning assets and interest-bearing liabilities for the past three years.

	2002	2001	2000
Cash and investments	4.30%	5.49%	6.85%
Loans	5.84	7.52	8.04

All interest-earning assets	5.59	7.31	7.92

Deposits	2.15	3.97	5.04
Borrowings	3.34	5.02	6.25
Debentures	8.04	8.04	8.05

All interest-bearing liabilities	2.45	4.27	5.46

Net interest spread	3.14%	3.04%	2.46%

Net interest margin	3.25%	3.25%	2.73%

Interest-earning assets as % of interest-bearing liabilities	105%	105%	105%

PROFILE OF LENDING ACTIVITIES

The Bank’s strategy is to emphasize the origination of loans secured by single family residences and to selectively originate multifamily mortgages, commercial real estate mortgages, and other loans. At December 31, 2002, approximately 78% of loans on the Bank’s balance sheet adjust or were due within one year. Some single family loans, including substantially all long-term fixed rate loans, are originated for sale in the secondary market, whereas historically a small percentage of income property mortgages and other loans have been sold.

From its inception in 1985 through December 31, 2002, the Bank has originated approximately $18.0 billion of loans, of which approximately $6.9 billion have been sold to investors. The Bank’s loan originations totaled $3.23 billion in 2002, $2.64 billion in 2001, and $1.96 billion in 2000. The level of loan originations for the past three years reflects increased lending personnel in existing and new markets, higher single family lending as a result of the relatively lower rates of interest available to borrowers in 2002 and 2001, and increased home purchases in the Bank’s primary markets.

The Bank focuses on originating a limited number of loans by property type, location and borrower. The Bank’s loans are of sufficient average size to allow thorough analysis and senior management involvement. The majority of the Bank’s loans are secured by properties located within 25 miles of one of the Bank’s offices.

The following table shows the Bank’s loan originations during the past two years by property type and location:

	2002		2001
	$	%	$	%
	(In $ millions)
Single Family:
San Francisco	$1,563.0	48%	$1,289.4	49%
Los Angeles	579.1	18	350.9	13
San Diego	130.7	4	101.9	4
New York	400.4	13	211.8	8

Subtotal	2,673.2	83	1,954.0	74

Income Property:
San Francisco	171.1	5	143.1	6
Los Angeles	31.5	1	23.7	1
Las Vegas	11.9	—	33.8	1
New York	8.7	—	6.9	—

Subtotal	223.2	6	207.5	8

Construction	59.4	2	171.2	6
Commercial Business	120.7	4	137.2	6
Other	154.7	5	171.6	6

Total	$3,231.2	100%	$2,641.5	100%

The category of other loans originated in 2002 includes $55.0 million of unsecured loans and lines of credit and $85.8 million of loans secured by stock and other collateral, only a portion of which have been drawn. Generally, the Bank originates these loans to customers who have an established loan or deposit relationship.

The Bank has approved a limited group of third-party appraisers for appraising all of the properties on which it makes loans and requires two appraisals for larger single family loans. The Bank’s policy is to seldom exceed an 80% loan-to-value ratio on single family loans without mortgage insurance. Loan-to-value ratios generally decline as the size of the loan increases. At origination, the Bank generally does not exceed 75% loan-to-value ratios for multifamily loans and 70% loan-to-value ratios for commercial real estate loans. The approximate weighted average loan-to-value ratios on loans originated in 2002 were 58% on single family, 62% on multifamily, 57% on commercial real estate loans and 60% on construction loans.

The Bank’s collection policies are highly focused both with respect to its portfolio loans and loans serviced for others. The Bank has policies requiring rapid notification of delinquency and the prompt initiation of collection actions.

At December 31, 2002, 56% of the Bank’s loans are secured by properties located in the San Francisco Bay Area, 12% in Los Angeles County, 10% in other parts of California, 10% in New York and contiguous states, and 5% in the Las Vegas, Nevada area. By property type, single family mortgage loans, including home equity lines of credit and loans held for sale, aggregated $2.3 billion and accounted for 61% of the Bank’s total loans, while loans secured by commercial real estate were $629 million or 16% and multifamily loans were $431 million or 11%. During 2002, the Bank’s origination of single family mortgage loans exceeded its sales and securitizations, resulting in a net increase in the dollar amount of its loans and equity lines secured by single family homes of approximately $370 million. Over the last two years, the Bank has increased the balance of commercial real estate mortgages, multifamily loans and other loan types in its loan portfolio.

The following table presents an analysis of the Bank’s loan portfolio at December 31, 2002 by property type and major geographic location.

	San Francisco Bay Area	Los Angeles County	Greater New York City Area	Other California Areas	Other	Las Vegas, Nevada	Total
							$	%
	(In $ millions)
Single family	$1,137	$273	$272	$284	$216	$11	$2,193	58%
Commercial	439	74	8	44	3	61	629	16
Multifamily	260	41	13	18	7	92	431	11
Construction	84	14	20	26	6	37	187	5
Business	80	24	37	3	6	—	150	4
Other Secured	7	28	30	2	1	—	68	2
Unsecured	13	19	10	2	5	—	49	1
Held for sale	87	4	10	10	6	—	117	3

Total	$2,107	$477	$400	$389	$250	$201	$3,824	100%

Percent by location	56%	12%	10%	10%	7%	5%	100%

ASSET QUALITY

The Bank places an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for single family loans which are well secured and in the process of collection), or when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans where the Bank grants payment or significant interest rate concessions are placed on nonaccrual status until collectibility improves and a satisfactory payment history is established, generally receipt of at least six consecutive payments.

The Bank’s policy is to attempt to resolve problem assets quickly, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Bank’s general policy to sell such problem assets when acquired as rapidly as possible at prices available in the prevailing market. For certain properties, the Bank has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition.

The following table presents the dollar amount of nonaccruing loans, REO, restructured performing loans, and accruing single family loans over 90 days past due, as well as the ratio to total assets at the end of the last three years.

	December 31,
	2002	2001	2000
Nonaccruing loans	$15,892,000	$1,497,000	$942,000
Real estate owned	—	—	1,241,000

Total nonaccruing assets	15,892,000	1,497,000	$2,183,000
Restructured performing loans	738,000	—	1,112,000

Nonaccruing and restructured assets	$16,630,00	$1,497,000	$3,295,000

Accruing single family loans over 90 days past due	$1,412,000	$516,000	$—

Percent of total assets:
All nonaccruing assets	0.33%	0.04%	0.06%
Nonaccruing and restructured assets	0.34%	0.04%	0.09%

At December 31, 2002, nonaccruing loans and REO consisted primarily of one construction loan and there were no REO properties. At December 31, 2001, there were two nonaccruing loans and no REO properties. At December 31, 2002, there was one restructured performing loan which was removed from this category in January 2003 and there were two single family loans over 90 days past due, both of which were brought current in January 2003.

The Bank believes the recent level of nonaccruing loans and REO is very low, in dollar amount and as a percent of total assets, and that such level may not be sustained; the future level of nonaccruing assets depends upon the timing of the sale of future REO properties and the performance of borrowers under loan terms.

PROVISION FOR LOAN LOSSES AND ACTIVITY IN ALLOWANCE

The Bank establishes an allowance for the inherent risk of potential future losses, based upon established criteria, including type of loan, historical loss experience and economic trends. Since inception through December 31, 2002, the Bank has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. The Bank’s cumulative single family loan loss experience is less than 0.03% on all loans originated since 1985. For the three year period ended December 31, 2002, net chargeoffs on single family loans as a percentage of average single family loans was less than 0.01%.

Chargeoffs and losses on loans and REO have been related primarily to income property loans originated by the Bank prior to mid-1992. In 2002, there was $242,000 of recoveries on real estate secured loans, $625,000 of chargeoffs on commercial business loans and $166,000 of net chargeoffs on personal loans. In 2001, there were $114,000 of net chargeoffs on real estate secured loans and $675,000 of chargeoffs on commercial business loans. Substantially all of the chargeoffs on the Bank’s commercial business loans in 2002 and 2001 relates to a strategic wealth management initiative which has not succeeded. As a result of prior chargeoffs, good economic conditions and a low level of nonearning assets, there were net recoveries to the allowance for loan losses of $208,000 in 2000.

The Bank’s allowance for loan losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Bank’s ongoing loan grading process, the amount of past due and non-performing loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors. Many of these factors are essentially judgmental and cannot be reduced to a mathematical formula; actual losses in any year may exceed allowance amounts.

As a percentage of the Bank’s recorded investment in nonaccruing loans after previous writedowns, the allowance for loan losses was approximately 180% at December 31, 2002 and more than 1500% at December 31, 2001. Management’s continuing evaluation of the loan portfolio, including the level of single family home loans and of non-real estate secured loans as well as an assessment of economic conditions, will dictate future allowance levels and the amount of loan loss provisions. The adequacy of the Bank’s total allowance is reviewed quarterly. Management closely monitors all past due and restructured loans in assessing the adequacy of its allowance for loan losses. In addition, the Bank follows procedures for reviewing and grading all of the larger income property loans in its portfolio on a periodic basis. Based predominately upon that continuous review and grading process, the Bank will determine the appropriate level of the allowance in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management will make additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance adequacy test indicate additional provisions are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status. During 2002, the Bank recorded $6.5 million of provisions for loan losses compared to $1.4 million in 2001 and $1.0 million in 2000. The increase in the provision in 2002 is related to the growth in the Bank’s loan portfolio and the status of one nonaccrual loan.

Although specific reserves have been established to reduce all nonaccruing assets to their currently estimated collateral fair value (net of selling costs) at December 31, 2002, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank’s existing problem loans fail to maintain their values or that new problem loans arise.

INTEREST RATE RISK MANAGEMENT

Management seeks to manage its asset and liability portfolios to help reduce any adverse impact on its net interest income caused by fluctuating interest rates. A key objective of asset/liability management is to manage interest rate risk associated with changing asset and liability cash flows and market interest rate movements. Interest rate risk occurs when interest rate sensitive assets and liabilities do not reprice simultaneously and in equal volumes. The Bank’s asset/liability and investment committees provide oversight to the interest rate risk management process and recommend policy guidelines regarding exposure to interest rates for approval by the Board of Directors. Adherence to these policies is monitored on an ongoing basis, and decisions related to the management of interest rate exposure due to changes in balance sheet structure, deposit/liability mix and/or market interest rates are made when appropriate and agreed to by these committees.

The Bank has historically managed interest rate risk principally through emphasizing the origination of adjustable rate loans and short or intermediate term fixed rate loans and the matching of these assets with short and intermediate term certificates of deposits and borrowings. Over the past several years, the Bank has increased the balance of deposits in checking and other transaction accounts while increasing the amount of loans which reprice more quickly relative to market rates of interest. The Bank’s monitoring activities related to managing interest rate risk include both interest rate sensitivity “gap” analysis and the use of a simulation model. While gap analysis provides a picture of the interest rate risk embedded in the balance sheet, it provides only a static view of interest rate sensitivity at a specific point in time and does not measure the potential volatility in forecasted results relating to changes in market interest rates over time or the effects of loans repaying prior to their maturity or scheduled repricing. Accordingly, the Bank combines the use of gap analysis with use of a simulation model which provides a dynamic assessment of interest rate sensitivity. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated to reprice within a specific time period and the amount of funding sources anticipated to reprice within that same time period. Bank policy guidelines provide that the cumulative one-year gap as a percentage of total assets should be less than 20%. As shown on the following gap analysis as of December 31, 2002, the Bank was positioned within this guideline and the cumulative one-year gap as a percentage of total assets was 8.4%.

	6 Months or Less	6 to 12 Months	1 to 5 Years	Over 5 Years	Not Rate Sensitive	Total
	(In $ millions)
Cash and investments	$738.1	$10.9	$19.3	$49.0	$—	$817.3
Loans	2,900.5	109.5	547.4	266.3	—	3,823.7
FHLB stock	51.6	—	—	—	—	51.6
Other assets	—	—	—	—	162.1	162.1

Total assets	3,690.2	120.4	566.7	315.3	162.1	4,854.7

Transaction accounts	2,006.4	201.9	—	—	330.5	2,538.8
Certificates of deposit	474.6	242.7	369.9	0.1	—	1,087.3
FHLB advances	336.0	195.0	193.0	16.5	—	740.5
Debentures and notes	—	—	1.5	68.7	—	70.2
Other liabilities and minority interest	—	—	7.0	82.0	45.7	134.7
Stockholders’ equity	—	—	—	—	283.2	283.2

Total liabilities and equity	2,817.0	639.6	571.4	167.3	659.4	$4,854.7

Effect of interest rate swaps-pay fixed rates	52.0	—	(52.0)	—	—

Repricing gap-positive (negative)	$925.2	$(519.2)	$(56.7)	$148.0	$(497.3)

Cumulative repricing gap:
Dollar amount	$925.2	$406.0	$349.3	$497.3
Percent of total assets	19.1%	8.4%	7.2%	10.2%

Over the past several years, the Bank has increased the amount of adjustable rate loans which are based on the Prime rate or other indices which move more quickly with changes in market rates. At the same time, the Bank has increased the amount of deposits in transaction accounts. These changes have occurred during a period of substantial declines in interest rates which have reached 40 year historical low levels. Such conditions make it difficult to lengthen assets without creating exposure to rising interest rates. Historically, the Bank has been asset sensitive and this condition continues at December 31, 2002 when there were more assets than liabilities repricing within six months. This condition could be beneficial if future interest rates increased, although certain mortgage loans lag in their upward adjustment or are currently at an interest rate floor which would preclude immediate adjustments.

As a result of interest rate floors in the Bank’s mortgage loans and the changing composition of deposits, the Bank’s net interest margin has increased to 3.25% in 2002 and 3.25% in 2001 compared to 2.73% in 2000. Important factors that affected and will continue to affect net interest margin include the composition of customer deposits, the cost of FHLB advances, the amount of fixed rate loans in the portfolio, adjustable rate mortgage loan repricings being subject to interest rate floors or interim limitations on asset repricings, the level of nonaccruing assets, and the Bank’s strategy to emphasize home loans which generally carry lower margins. At December 31, 2002, approximately 81% of the Bank’s interest-earning assets and 78% of interest-bearing liabilities possess the ability to reprice within the next year.

From 1986 to 2000, the Bank entered into interest rate cap transactions primarily as a protection against interest rates rising above either the maximum rates which can be earned on certain adjustable mortgages and investments or the initial loan yields which are fixed for a period of 3 to 7 years. The ownership of these interest rate caps does not qualify for hedge accounting under SFAS No. 133 which became effective in 2000. The amount and terms of interest rate caps purchased depends on the Bank’s assessment of future interest rates, economic conditions and trends, and the general position in the interest rate cycle, as well as the current and expected composition of the loan portfolio. Under the terms of these transactions, the Bank generally will be reimbursed quarterly for increases in three-month LIBOR for any quarter during the terms of the applicable transaction in which such rate, known as the strike rate, exceeds a rate ranging from 7.0% to 8.0%. At the present time, the Bank does not expect to collect any funds under its interest rate cap agreements. Due to the transformation in the mix of loans and deposits, the new accounting rules and recent interest rate sensitivity analysis, the Bank does not presently plan to purchase additional interest rate caps.

At December 31, 2002 and 2001, the Bank owned interest rate cap agreements with an aggregate notional principal amount of approximately $325 million and $800 million, respectively. The Bank did not purchase any interest rate cap agreements in 2002 or 2001.

In December 2002, the Bank entered into two interest rate swap agreements with the FHLB to exchange $52.0 million of floating rate advances to payment of fixed rates. The Bank receives under the swap agreements the same rate that it pays on the advances. The average rate paid on the swap agreements is 2.18%. The swap agreements and the advances are matched as to term and are scheduled to end in the third quarter of 2004. The Bank accounts for these two derivatives under the cash flow hedge methodology of SFAS No. 133.

On a quarterly basis, the Bank uses a simulation model to measure the hypothetical changes in its net interest income resulting from various rate scenarios. The Bank’s Board of Directors has established guidelines which limit the amount of net interest income sensitivity from a 2% change in market interest rates to a maximum adverse projected change of 20% for each of the next two years. To measure the change, the results from a flat or unchanging rate environment are compared to a gradual increase or decrease of 2% in rates over the next twelve months, and a continuation of rates at that level for the second year. Hypothetical changes in the Bank’s net interest income, measured for a two-year period beginning January 1, 2003 and based on the December 31, 2002 balance sheet, are as follows:

	Increase (Decrease) in Net Interest Income
Change in Market Interest Rates	2003	2004
+200 basis points over next 12 months	(0.7)%	4.9%
No change in interest rates	—%	—%
-200 basis points over next 12 months	1.1%	(4.4)%

In the first year of rising rates, this simulation forecasts a modest liability sensitivity that results from the assumption that liquid deposits and some borrowings reprice immediately with changes in market rates while some of the Bank’s assets are at their contractual floors, are fixed-rate, or have lagging resets. After the rise in market rates, repricing assets grow as loans previously at their contractual floors begin to reprice to market rates and the growth in interest income outpaces the growth in interest expense from liability rate increases. Assuming market rates fall 2.0% from the current low level, the Bank would expect most deposit rates to quickly drop to zero, while asset yields would lag in their downward adjustments.

The Bank’s simulation model incorporates various assumptions, which have a significant impact on the results, such as: 1) the repricing characteristics for market rate sensitive instruments (on and off the balance sheet), 2) varying loan prepayment speeds for given rate scenarios, 3) differing sensitivity of financial instruments due to type of adjustable rate index, 4) the effect of interest rate floors, periodic loan caps and life time loan caps and 5) projections about the timing of changes in interest rates. In general, the Bank assumes that its deposit costs are less sensitive to rate movements than its asset yields. Because of limitations inherent in any methodology used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on the Bank.

Interest rate changes may differ from the hypothetical scenarios used in the simulation model, causing results different than those modeled. The simulation does not contemplate all the actions the Bank may undertake in response to changes in market interest rates, such as changing loan, investment, deposit, or hedging strategies. Also, the net interest income simulation will not capture the change in value for certain balance sheet assets, which may reduce the effect of changing rates. For example, in the 2% increasing rate scenario, the simulation will not show the decrease in value that may occur in loans which are fixed for a period longer than two years or in investment securities which carry fixed rates.

The Bank’s asset and liability management policies have a direct effect on the fair value of its financial instruments, which are presented in Note 16 to the Bank’s 2002 Annual Report. Because market rates of interest change throughout the year, interest rates at the end of each year will vary from those in effect at the time the Bank took steps to manage its interest rate risk, match its asset and liability repricings and establish terms for loan and deposit products. As a result of such rate changes, at December 31, 2002 and 2001, the Bank’s loans, deposits and borrowings have a fair value which differs from their carrying amount. The decrease in interest rates at the end of 2002 and 2001 is the primary cause in the difference between fair value amounts and book value amounts at year end. Other factors affecting the Bank’s estimates of fair value include the conditions in the secondary market for single family mortgages, and the credit risk and liquidity risk assumptions used in these calculations.

NONINTEREST INCOME

The Bank’s noninterest income has included the investment advisory fees earned by Trainer Wortham since 1999 and by Starbuck Tisdale and Froley Revy following their acquisition in 2002. These fees vary with the amount of assets under management and the type of account chosen by the customer. Generally, these investment advisors earn a higher fee for managing equity securities than for managing a fixed income or convertible securities portfolio. The past three years, including all of 2002 and 2001 have been a difficult period for the equity markets. As a result, investment advisory fees were $23,852,000 in 2002 (including $8,533,000 from the two acquisitions) compared to $18,678,000 in 2001 and $22,381,000 in 2000. The future level of these fees depends on the level and mix of assets under management, conditions in the equity markets and the Bank’s ability to attract new customers.

Net service fees are derived from the amount of loans serviced, the percentage of service fees retained on loans sold, the rate of amortization of mortgage servicing rights and the amount of impairment charges, if any. Service fee revenue, net of amortization costs on the Bank’s mortgage servicing rights, was $1,314,000 for 2000. The amortization of and provision for valuation allowances on mortgages servicing rights exceeded service fee revenues by $1,304,000 in 2002 and $1,249,000 in 2001, resulting in a reduction of the Bank’s non-interest income. During 2002 and 2001, the low level and decline in market rates of interest led to accelerated prepayment speeds on loans serviced. The Bank charged earnings by $3,116,000 in 2002 and $1,575,000 in 2001 to create valuation allowances which reflect the decline in value of originated mortgage servicing rights. As a result of low interest rates, the repayment of loans in the servicing portfolio accelerated in 2002, above the 2001 level, causing an increase in the amortization of these assets. Total loans serviced increased in 2002 as the amount of loan securitizations and loan sales exceeded repayments and was $3.04 billion at December 31, 2002 compared to $2.48 billion at December 31, 2001. The Bank’s average portfolio of loans serviced was $2.64 billion for 2002, $2.11 billion for 2001, and $1.58 billion for 2000. The amount of gross service fees collected, prior to amortization costs and impairment charges, depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Bank receives service fees generally ranging from 0.25% to 0.38% and averaged 0.32% for 2002, 0.33% for 2001 and 0.31% for 2000.

The amount of service fees net of amortization recorded by the Bank is affected by the repayment of loans in the servicing portfolio. During 2002 and 2001, the Bank experienced an increasing level of prepayment activity on loans serviced which resulted in increased amortization of servicing rights including impairment charges and lower net servicing revenue. The overall annualized repayment experience on these serviced loans generally ranged from 25% to 50% in 2002, an increase as compared with the prior two years, when repayments generally ranged from 15% to 40% in 2001 and from 12% to 20% in 2000.

Loan and related fee income was $3,045,000 in 2002, $2,570,000 in 2001, and $1,664,000 in 2000. This category includes late charge income which increases as the average loan and servicing portfolios grow and prepayment penalty and payoff fee income which vary with loan repayment activity. The Bank has collected prepayment penalties of $2,809,000 in 2002, $2,009,000 in 2001, and $915,000 in 2000.

The Bank earns fees from its customers for trust, brokerage and deposit services. These fees increased 60% in 2002 to $5,310,000 from $3,320,000 in 2001 and were $1,563,000 in 2000. In 2002, fees from trust and custody services were $1,510,000, fees from brokerage activities were $1,923,000 and other deposit customer fees were $1,877,000. Under its present business strategy, the Bank expects customer fees from these activities to increase in future periods.

The Bank sells whole loans and loan participations in the secondary market and in loan securitizations. A historical focus of the Bank’s loan sales activities has been to enter into formal commitments and informal agreements with institutional investors to originate on a direct flow basis single family mortgages which are priced and underwritten to conform to previously agreed upon criteria prior to loan funding and are delivered to the investor shortly after funding. Loan sales of this type were $773.7 million in 2002, $673.4 million in 2001, and $61.9 million in 2000.

The Bank has also identified secondary market sources which desire loans of the type the Bank originates primarily for its portfolio. The Bank sold as whole loans $437.4 million in 2000 of adjustable and intermediate fixed rate loans to these investors, in part to limit the amount of the Bank’s annual mortgage loan portfolio growth. The Bank began loan sales using loan securitizations in 2000 and securitized $614.1 million of loans in two transactions in 2000, $408.8 million of loans in one transaction in 2001 and $836.1 million of loans in three transactions in 2002. All of these loan securitizations have been for single family loans except for $48.4 million of multifamily and commercial real estate loans which were sold in 2002.

The amount of loans which are sold is dependent upon conditions in the mortgage origination, loan securitization and secondary loan sales markets. The level of gains fluctuates with the amount of loans sold, the type of loans sold and market conditions. The Bank computes a gain or loss at the time of sale by comparing sales price with carrying value including the value of servicing rights retained on loans sold. The sale or securitization of loans resulted in net gains of $12,945,000 in 2002, $3,254,000 in 2001 and $1,611,000 in 2000. The net gain on the Bank’s loan sales included $11,731,000 in 2002, $7,619,000 in 2001 and $12,148,000 in 2000 of value related to originated mortgage servicing rights. Throughout 2001 and 2002 market rates of interest decreased to very low levels. If interest rates remain at these low levels, the Bank could experience a continued high level of loan repayments, a high volume of refinance activity, and a further decline in the market value of mortgage servicing rights.

During 2002, the Bank recorded a net gain on the sale of investments of $14,000, as compared to a net gain of $426,000 in 2001 and a net loss of $967,000 in 2000. During 2001 the Bank recorded a net gain on the sale of investments primarily because of declines in interest rates.

The Bank’s investment portfolio is primarily concentrated in adjustable rate debt securities. As of December 31, 2002 substantially all of the Bank’s investments were U.S. Government, agency, municipal or other mortgage backed securities and 91% were adjustable, repricing annually or more frequently. Purchases over the past three years related primarily to adjustable rate agency and mortgage backed securities rated “A” or better by two or more agencies and were $315,130,000 in 2002, $286,179,000 in 2001 and $79,485,000 in 2000. Also, in 2002 the Bank purchased $36,039,000 of fixed rate, tax advantage municipal securities, of which $24,701,000 have been placed in the held to maturity category. In 2002, the Bank sold $64,868,000 of investment securities, recording gross gains of $289,000 and no losses on the actual sale of securities. Included in 2002 gross losses are impairment charges of $63,000 on several small positions and an accrued loss of $212,000 on one corporate security totaling $14,452,000 which was sold in January 2003 because of a significant credit deterioration and was reclassified from the held to maturity category to the available for sale category at December 31, 2002, in accordance with accounting guidelines. In 2001, the Bank sold $68,728,000 of investment securities, recording gross gains of $544,000 and gross losses of $118,000. In 2000, the Bank did not sell any available for sale securities.

During 2000, the Bank purchased and sold a variety of convertible securities, which declined in value as a result of market conditions, and were sold at a net loss of $967,000. At December 31, 2002, the Bank’s investment securities portfolio included investment grade rated, convertible securities with a market value of $4,831,000. The Bank intends to retain the remaining investment in convertible securities but has no current plans for additional investments of this type. Effective October 1, 2000, the Bank adopted SFAS No. 133 which requires all derivative instruments, including interest rate cap agreements and the conversion feature embedded in convertible securities to be recorded on the balance sheet at fair value. Since the Bank’s interest rate caps do not qualify as cash flow hedges under the specified criteria, the change in their fair value is recorded in earnings on a quarterly basis. As a result of a decline in interest rates, the fair value of the Bank’s interest rate caps declined by $107,000 in 2002, $721,000 in 2001 and $1,539,000 during the fourth quarter of 2000. In December 2002, the Bank also entered into two interest rate swap agreements. Since the swaps do qualify as cash flow hedges, the change in their fair value will be recorded in other comprehensive income on a quarterly basis.

Additionally, the convertible feature embedded in convertible securities declined by $526,000 in 2002, $639,000 in 2001 and by $220,000 in the fourth quarter of 2000. Under SFAS No. 133, the Bank recorded aggregate net expenses, before taxes, of $633,000 of 2002, $1,229,000 in 2001 and $1,635,000 in the fourth quarter of 2000 due to the change in the fair value of its derivative securities. The Bank intends to hold this convertible investment until maturity in 2007, at which time the entire par value is expected to be received, subject to the credit worthiness of the counterparty in this transaction. At December 31, 2002, the Bank’s remaining interest rate cap agreements had no fair value and were fully written off.

The Bank’s other income includes income related to minority ownership positions and other miscellaneous income and was $2,071,000 in 2002, compared to $1,230,000 in 2001 and $2,864,000 in 2000. In 2000, this category included $712,000 of net gain on the early defeasance of subordinated notes and $802,000 of gross fees received from a governmental agency for originating loans in designated areas.

NON-INTEREST EXPENSE

Non-interest expense consists of salary, occupancy and other expenses related to expanding and maintaining the operations of the Bank. The total of these expenses were $131,448,000 in 2002, $101,470,000 in 2001, and

$82,256,000 in 2000. The Bank has capitalized certain general and administrative costs, primarily wages, directly related to loan originations totaling $23,965,000 in 2002, $19,031,000 in 2001 and $13,769,000 in 2000 in accordance with SFAS No. 91. The amount of capitalized costs is a reduction in the reported expense and varies directly with the volume of loan originations and the cost incurred to make new loans. On the Bank’s balance sheet, deferred loan costs net of fees were $4,172,000 at December 31, 2002 compared to deferred loan costs net of fees of $2,121,000 at December 31, 2001 and unearned loan fees net of costs of $600,000 at December 31, 2000. During the past three years, the Bank has originated a significant amount of single family “no points” loans which has resulted in a decreased level of unearned fees net of costs. However, there has been an increase in the percentage of such loans which contain prepayment penalties.

Salaries and related benefits is the largest component of non-interest expense and includes the cost of benefit plans, health insurance and payroll taxes, which have collectively increased in each of the past three years as the Bank has employed more personnel, including personnel in subsidiaries which have been acquired. This category of expenses totaled $65,106,000 in 2002, $51,256,000 in 2001 and $43,006,000 in 2000. Both salary expense and capitalized costs related to loan originations have increased as a result of increased personnel and increased loan volume. The cost of benefit plans includes noncash expenses related to ESOP shares of $400,000 in 2002, $1,449,000 in 2001 and $990,000 in 2000. Under the Bank’s Restricted Stock Plans, noncash expenses were recorded of $505,000 in 2002, $1,217,000 in 2001 and $885,000 in 2000. Salary expense increased in 2002 and 2001 due to increased Bank employees, loan origination and deposit gathering personnel achieving certain incentive goals and performance based compensation being earned by relationship managers.

During 2002, executive management elected to waive receipt of incentive compensation payable in accordance with the approved bonus plan and bonuses for other managers were reduced as part of the Bank’s expense management program. In 2002, there was a 15% increase in total deposits and total assets, a 50% increase in checking accounts and a 22% increase in loan origination volume, however, the Bank’s number of employees at the end of 2002 was approximately the same as at the end of 2001. In 2001, there was a 28% increase in total deposits, a 76% increase in total checking account balances, and a 35% increase in loan origination volume. Total compensation paid to employees is expected to increase as the Bank and its subsidiaries expand and as the average number of employees grows in part due to the acquisitions in 2002 of Starbuck, Tisdale and Froley, Revy. Also, in 2003, the Bank expects to hire additional staff in sales, service and technology capacities for its growth initiatives; higher salary expense will also result from the new employees and the expected return to a more normal level of incentive compensation for management employees who were not employed by the Bank or its subsidiaries for all of 2002.

Occupancy costs, consisting primarily of rent and depreciation, were $21,343,000 in 2002, $13,550,000 in 2001 and $10,201,000 in 2000. These costs have increased as a result of expanding corporate and other facilities in all primary markets, opening additional deposit branches, acquiring investment advisors, and general cost of living rental increases. The largest commitment to occupancy costs relates to expanded facilities at Rockefeller Center in New York City which opened in the fourth quarter of 2002. In 2003, the Bank will occupy these and other expanded facilities for the entire year, will open three additional branches in California and will sell three Nevada branches. Total occupancy costs are expected to increase in 2003, as a result of these actions.

Advertising expense was $6,278,000 in 2002 compared to $5,707,000 in 2001 and $4,473,000 in 2000. Newspaper ads are placed primarily to support retail deposit gathering and there has been an increased level of promotional and advertising costs associated with the Bank’s strategy to acquire checking and other transaction accounts. Deposit-related advertising expense as a percentage of average deposits was 0.04% in 2002, 0.10% in 2001 and 0.10% in 2000. In 2002 the Bank expanded its use of radio and print advertising. Future advertising expenses may continue at or above the 2002 level as the Bank focuses on customer acquisition and emphasizes deposits as a funding source by soliciting transaction deposit accounts and conducting promotions in its deposit branches.

Expenses for information systems were $7,930,000 in 2002 compared to $5,828,000 in 2001 and $4,562,000 in 2000. These expenses include payments to vendors who provide software and services on an outsourced basis, costs related to supporting and developing Internet based activities, and the cost of telecommunications for ATM’s, branch activities and internal networks. The cost of information systems has increased as the Bank has expanded and hired additional employees; however, the Bank believes that its technology budget enhances the efficiency of its employees and enables the Bank to provide outstanding personal service to its customers.

Professional fees include legal services required to complete transactions, resolve delinquent loans and operate as a public company in a regulatory environment as well as fees paid to external auditors, internal auditors and loan review professionals for their services. Such expenses were $4,124,000 for 2002, $2,654,000 for 2001, and $2,326,000 for 2000. The increases in 2002 and 2001 relate to the Bank’s continued outsource of its internal audit and loan review functions, and higher legal, tax and accounting costs from operating a more complex business. Also, there were increased expenses in 2002 as the Bank and its advisors began to comply with the evolving corporate governance and financial reporting guidelines.

The cost of collecting delinquent loans and operating REO properties after foreclosure, as well as changes in the value and the gain or loss upon sale of REO properties held for more than 90 days, are charged directly to the income statement. The results of operating and selling REO properties were net gains of $314,000 in 2002, net costs of $6,000 in 2001, and net gains of $461,000 in 2000. This expense category included net gains or recoveries of $328,000 in 2002, $137,000 in 2001, and $607,000 in 2000; there were no expenses for taxes, insurance, maintenance and other operating expenses, net of income in 2002, compared to $126,000 in 2001 and $73,000 in 2000; and net collection costs of $14,000 in 2002, $17,000 in 2001 and $73,000 in 2000. The future level of these expenses depends primarily upon the amount of the Bank’s nonearning loans that become REO; however, the Bank does not currently anticipate recording in 2003 the level of net gains similar to those recorded in 2002 or 2000.

Other general and administrative expenses were $26,981,000 in 2002, $21,211,000 in 2001 and $16,939,000 in 2000. Expenses in this category primarily vary in proportion with transaction volume, the number of corporate locations and employees, and inflation, including costs related to loan originations, customer service, communications, supplies, travel, insurance and other operations. An analysis of other general and administrative expenses for the past three years is as follows:

	2002	2001	2000
	(In $ thousands)
Air travel	$1,932	$1,063	$1,023
Automobile expenses	950	745	582
Supplies	2,048	1,598	1,535
Forms and printing costs	877	814	602
Insurance	2,021	1,094	1,076
Postage and delivery	1,880	1,417	1,289
Employee acquisition costs	2,383	1,795	1,170
Loan related costs	1,648	1,458	1,704
Telecommunications	1,211	1,343	1,206
Bank processing charges	1,470	683	859
Business promotion	928	995	798
Other	9,633	8,206	5,095

	$26,981	$21,211	$16,939

At December 31, 2001, the Bank had recorded $27.2 million of goodwill, net of amortization, primarily related to the January 1999 acquisition of Trainer Wortham. The Bank’s amortization expense was $1,258,000 in 2001 and $1,210,000 in 2000, primarily as a result of the Trainer Wortham goodwill which was being amortized over a 25-year period. Under new accounting rules for 2002, the Bank has not amortized any goodwill, which has increased to $60.6 million at December 31, 2002 as a result of the acquisitions of Starbuck Tisdale and Froley

Revy. The expense of amortizing goodwill was a noncash item and was not deductible by the Bank for federal or state income tax purposes.

A financial institution’s operating efficiency may be measured by comparing its ratio of operational expenses to the sum of net interest income and recurring noninterest income. For 2002, the Bank’s operating efficiency ratio was 71.8%, compared to 67.1% for 2001 and 63.1% for 2000. Although noninterest income and net interest income have increased significantly, the increases in this ratio since 1997 have resulted primarily from the costs of expanding wealth management capabilities and hiring new personnel, introducing expanded customer services, adding office space and deposit branches, and consolidating the expenses of acquired investment advisors. While the Bank believes that its long term business strategy will result in a relatively efficient business model for a financial institution, the various growth and expansionary measures of the Bank are not expected to result in an efficiency ratio for the next year which is below the level experienced for 2002.

PROVISION FOR INCOME TAXES

The provision for income taxes varies due to the amount and timing of income for financial statement and tax purposes, the availability of tax benefits and the rates charged by federal and state authorities. The 2002 provision for income taxes of $17,951,000 represents an effective tax rate of 36.1%, compared to $20,463,000 or 41.6% for 2001, and $20,249,000 or 43.5% for 2000. Substantially all of the decrease in 2002 is due to a reduction in the effective income tax rate as a result of dividends from our REIT subsidiary FRPCCII and the purchase of municipal securities. The amount provided for income taxes generally varies with the level of the Bank’s income before taxes. The Bank’s non-interest expense included goodwill amortization of $1,258,000 in 2001 and $1,210,000 in 2000 which is not deductible for tax purposes and caused the effective tax rate to increase by approximately 1.0%. Also, the minority interest costs of FRPCC’s preferred stock dividends are presented net of taxes.

LIQUIDITY

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future financial obligations of the Bank either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Bank maintains a portion of its assets in a diversified portfolio of marketable investment securities, including U.S. Government agency and mortgage backed instruments, from which funds could be promptly generated. At December 31, 2002, the investment securities portfolio of $726.1 million and cash plus available short-term investments of $91.2 million amounted to 17% of total assets. Additionally, the Bank had available unused FHLB advances of approximately $1.0 billion. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and long-term demands.

The Bank’s loan and investment portfolio is repayable in monthly installments over terms ranging primarily from six months to thirty years; however, market experience is that many longer-term real estate mortgage loans and investments are likely to prepay prior to their final maturity. The Bank’s deposits generally mature over shorter periods than its assets, requiring the Bank to renew deposits or raise new liabilities at current interest rates. A portion of the Bank’s FHLB advances have longer term maturities and some carry fixed rates of interest for their term.

The Bank’s asset/liability management program attempts to achieve a matching of the pricing characteristics of variable rate assets with the timing of liability maturities and pricings. At December 31, 2002, 79% of the Bank’s interest-earning assets possess the ability to reprice within six months and 63% of interest-bearing liabilities reprice within six months. As part of a long-term strategy, having assets on which the interest rate adjusts frequently allows the Bank more flexibility in setting rates required to obtain deposits and other liabilities.

As shown in the Bank’s Statement of Cash Flows, the source of funds to finance the $3.23 billion of loans originated in 2002 was diversified and included loan principal repayments of $1.26 billion, the sale of $1.61 billion of loans and a net increase in deposits of $388 million, while there was an increase in FHLB advances of $166 million. The Bank has also generated funds from the sale of debentures, notes, preferred stock and common stock and used funds to acquire shares of treasury stock or redeem debentures.

In February 2000, Trainer Wortham created Trainer Wortham First Republic CBO I, Limited (“CBO I”), a special purpose company incorporated to acquire and hold an investment portfolio to be managed to specified criteria over a five year period. CBO I purchased approximately $500 million of high quality, short duration investment securities on the open market and issued a combination of commercial paper, debt securities and equity interests to fund these assets. Trainer Wortham serves as the investment manager of CBO I, pursuant to an annually renewable management contract, and earns an annual management fee of 20 basis points or approximately $1.0 million per year. The assets of CBO I are marked to their market values on a daily basis by third party pricing services, are reported to rating agencies and are monitored by a qualified administrator in accordance with established guidelines.

At December 31, 2002, First Republic owned $8.0 million of the debt securities of CBO I, which are rated AA/Aa1 by Fitch Ratings and Moody’s Investors Service as to principal repayment, and the equity interests in CBO I, rated A, carried at $2.7 million and representing 24.9% of total equity interests. Management believes both of these assets are fairly valued given the successful historic and projected performance of CBO I. The Bank and Trainer Wortham have not sold or transferred any assets to CBO I. Also, the Bank and Trainer Wortham do not provide any credit support or financial guarantees, do not hold any liquidity obligations and do not have any recourse obligations for CBO I. The investment management contract between Trainer Wortham and the CBO I may be terminated by the third party holders of the CBO’s equity interests. Management of the Bank and Trainer Wortham believe that the CBO structure provides an opportunity to obtain assets under management and to build fee income.

Consistent with this strategy, a second CBO with approximately $350 million of assets (“Trainer Wortham First Republic CBO II” or “CBO II”) was established in the first quarter of 2002. The asset backed securities in CBO II have a weighted average rating of approximately BBB by two or more rating agencies. The annual management fee earned by Trainer Wortham pursuant to an annually renewable contract consists of senior and subordinated components and includes a senior base fee of 18 basis points (approximately $630,000 per year) plus potential additional deferred subordinated amounts of up to an additional 32 basis points (up to approximately $1.1 million per year). The Bank has invested in preference shares of CBO II with a book value of $4.8 million, which represent 31% of total equity interests. At the initial closing, CBO II purchased approximately $300 million of investment grade rated asset backed securities on the open market rate; also the Bank sold CBO II approximately $50 million of performing multifamily and commercial real estate loans through a REMIC pass-through securitization for which the Bank acts as servicer and special servicer and in which the Bank maintains an investment of approximately $1.8 million in the first loss subordinated security. At December 31, 2002, there were no past due loans among those originated by the Bank and securitized for CBO II. Designed as a cash flow CBO, the expected life of CBO II is approximately eight to ten years.

On February 19, 2003, the Bank and Trainer Wortham completed a third CBO structure (“CBO III”) with $300 million of purchased securities. Trainer Wortham, as manager, is eligible to receive 30 basis points per year under an annually renewable contract. Designed as a cash flow CBO, the expected life of CBO III is six to eight years. At closing, the Bank purchased $3.1 million of CBO III’s preference shares and will own less than $1.0 million of these securities at March 31, 2003.

The Bank believes that these CBO structures provide an opportunity to obtain assets under management and to build fee income. If each CBO’s assets are not sufficient to satisfy all debts upon liquidation, the Bank’s exposure is limited to its investment. The Bank and Trainer Wortham do not provide any additional credit support or financial guarantees and do not have any unfunded recourse obligations for the CBOs.

On January 17, 2003, the FASB issued Financial Interpretation No. 46 (“FIN 46”) to provide guidance on the conditions under which enterprises such as the Bank or Trainer Wortham might be required to consolidate variable interest entities such as CBO I, CBO II and CBO III. The Bank has concluded that FIN 46 does not require consolidation of CBO I and has taken actions, as described below, to exempt CBO III from consolidation at March 31, 2003. Management is continuing to evaluate whether CBO II will require consolidation under FIN 46. If after further review and analysis, management concludes that consolidation would be appropriate, the Bank may have alternatives available, such as the sale or transfer of variable interests, which may preclude consolidation. In order for the Bank to avoid being a primary beneficiary of CBO III under the guidelines in FIN 46, Trainer Wortham has voluntarily reduced its management fee to 12.5 basis points until the structure of the variable interests can be revised.

The Bank sells single family mortgage loans in the secondary market directly to a variety of investors and since 2000 has sold single family mortgage loans in underwritten loan securitizations, using Real Estate Mortgage Investment Conduit (“REMIC”) transactions. The Bank originates single family mortgages in part to attract new customers for other banking and wealth management services. Selling mortgages allows the Bank to originate more loans without growing its balance sheet loan portfolio. The loans sold are performing loans and meet all underwriting standards as generally required by the Bank and the secondary market. The Bank has not sold any nonperforming or delinquent loans.

In connection with these loan sales, the Bank retains the loan servicing in order to maintain the primary contact with its customers. The Bank does not provide any financial or performance guarantees to the investors who purchase its loans and does not have any recourse obligations on the loans it has sold. In accordance with secondary market standards, the Bank makes representations and warranties related to the origination and documentation of sold loans; however, the Bank has never been required to make any loan repurchases or incur any other significant costs subsequent to the sale of loans under such representations and warranties.

At December 31, 2002, the Bank had an outstanding balance of $3.04 billion of loans sold to investors and serviced by the Bank. Of this amount, $1.5 billion of loans have been sold directly to institutional secondary market investors in individual loan sales or bulk sale transactions.

The Bank has sold $1.81 billion of single family mortgages in five REMIC securitizations in 2000, 2001 and 2002; at December 31, 2002, an aggregate principal balance of $1.5 billion of these REMIC related loans were outstanding. The REMIC’s are not consolidated in the Bank’s financial statements since the securitizations require sale treatment and the REMIC’s meet the qualified special purpose entity criteria of SFAS No. 140. In connection with these REMIC securitizations, the Bank has recorded at December 31, 2002, mortgage servicing rights with a net book value of $9,710,000 and an estimated fair value of $13,205,000. The Bank holds as investment securities retained interests related to three REMIC’s that are subject to credit losses on the sold loans; $2,155,000 of these investments were rated as investment grade by two rating agencies and $3,307,000 of retained interests are carried at a book value which represents approximately 50% of their current stated principal balance.

At December 31, 2002, there were no delinquent loans, defined as having payments of principal or interest past due 60 days or more, in the $1.5 billion of loans outstanding in the REMIC securitizations. Based on the Bank’s historical single family mortgage delinquency and credit loss experience and the characteristics described herein for the Bank’s REMIC structures, management of the Bank believes that the carrying amount of retained interests upon the securitization of loans will be realized in future periods.

The Bank also owns securities which represent the residual interests in any monthly cash flow generated by the loans in the REMIC after all liabilities and expenses have been paid. These residual interests are known as interest-only tranches and are not a form of credit enhancement to protect other securities against credit losses on the REMIC loans. At December 31, 2002, the net book values of these residual interests are $14,240,000 and their estimated aggregate fair value is $22,193,000.

Additionally, the Bank sold $48.4 million of commercial real estate mortgages in a securitization (“the CMBS”) in February 2002 and $40.1 million of such loans were outstanding at December 31, 2002. The Bank’s retained interests in the CMBS include a first loss subordinated security with a book value of $1,760,000, or 64% of stated principal balance, and mortgage servicing rights having a current book value of $241,000 and an estimated fair value of $302,000.

As of December 31, 2002, FR Holdings Inc., a wholly owned subsidiary of the Bank, had committed to invest $3.5 million in five limited partnership interests of venture capital funds and had funded approximately $700,000. The Bank records venture capital fund investments on a cost basis, less any identified impairment, as the Bank’s interests are considered so minor that it has no influence over the related fund’s operating and financial policies. The asset value of the Bank’s investments was reduced by $23,000 in 2002 and $221,000 in 2001, due to fund costs and declines in investment values which were considered to be other than temporary, the net book value of there investments were $442,000 at December 31, 2002.

The Bank has formed First Republic Preferred Capital Corporation (“FRPCC”), a majority owned subsidiary operating as an REIT, for the purpose of raising additional regulatory capital. At December 31, 2002, this entity held $211.2 million of assets, comprised primarily of single family mortgage loans originated by the Bank, and had issued $104.0 million of noncumulative perpetual, exchangeable preferred stock. In 2001 and early 2002, the Bank purchased $15.0 million of FRPCC’s preferred stock, and therefore this amount and the related dividends are eliminated in the Bank’s consolidated financial statements. Under banking regulations these preferred stock issues are included in the Bank’s Tier 1 Capital, subject to certain limitations, or Tier 2 Capital. The preferred stock issued by FRPCC is reported as a minority interest in a subsidiary under generally accepted accounting principles and carries a dividend that is tax deductible. In January 2002, FRPCC completed the issuance of an additional $42.0 million of preferred stock. The Bank has also established as a wholly owned REIT subsidiary, First Republic Preferred Capital Corporation II, which holds $755.5 million of assets, comprised primarily of single family, multifamily and commercial real estate secured loans at December 31, 2002 and is available to issue capital instruments in the future.

CAPITAL RESOURCES

At December 31, 2002, the Bank’s capital, consisting of stockholders’ equity, preferred stock of FRPCC, long-term debentures and notes, and the allowance for loan losses, was $471.1 million. At December 31, 2002, the Bank’s Tier 2 capital instruments outstanding included $6.4 million of subordinated debentures maturing in 2009 and $63.8 million of subordinated notes maturing in 2012. In 2000, the Bank redeemed $6.2 million of subordinated notes maturing in 2012. The Bank has issued its subordinated debentures and notes in amounts, and with scheduled maturity dates and early redemption provisions, that the Bank believes will allow it to repay all of its subordinated debentures and notes in accordance with their respective terms. The Bank’s ability to meet its reasonably foreseeable obligations, including the payment of debt service on its debentures and notes, is dependent upon cash flow from operations and applicable government regulations.

At December 31, 2002, the Bank had stockholders’ equity of $283.2 million, net of shares held in the Treasury with a cost of $39.5 million.

BUSINESS SEGMENTS

The Bank currently views its business as consisting of two reportable business segments—commercial banking activities and wealth management activities. The principal business activities of the banking segment are attracting funds from the general public and originating and investing in investment securities and loans, primarily residential real estate mortgage loans. This segment’s primary sources of revenue are interest earned on loans and investment securities, gains on sales of loans, fees earned in connection with loan and customer services, and income earned on loans serviced for investors. This segment’s principal expenses are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

Until March 31, 2002, the wealth management segment consisted solely of the activities of Trainer Wortham until Starbuck Tisdale was acquired on March 15, 2002. Beginning in the quarter ended June 30, 2002, the Bank has expanded its non-banking reportable segment to encompass all of its wealth management activities—First Republic Trust Company, the Bank’s Investment Division and its three investment advisory subsidiaries. The operating results and assets of the Bank’s two reportable segments for 2002, as well as any reconciling items to consolidated totals, reflect the revision of each segment. The wealth management segment’s primary sources of revenue are fees earned for the management of customer assets. The segment’s principal expenses are personnel-related costs and other general and administrative expenses.

A primary thrust of the Bank’s general business strategy has been to expand its capabilities for providing value-added services to a targeted higher net worth customer base. These customers have been satisfied historically with the Bank’s mortgage loan origination products and services, providing an opportunity for its relationship managers to introduce or cross-sell other products and services to these clients. First Republic now offers a full array of checking and deposit services, internet banking, business lending and cash management for business accounts plus other services provided on an outsourced basis by third party vendors.

TRUST COMPANY

First Republic Trust Company operates in California, Nevada, and New York and has gathered assets under trust, custody, and administration since inception three years ago. First Republic Trust Company specializes in personal trusts and custody accounts. The Trust Company draws new trust customers from the Bank’s deposit and loan customer base as well as from outside of the Bank. At December 31, 2002, assets under management were $918 million. Total trust fees earned for 2002 were $1,510,000.

INVESTMENT DIVISION

The Bank performs brokerage activities for customers through its Investment Division and its wholly owned broker dealer subsidiary, First Republic Securities Company (collectively the “Investment Division”). Bank personnel can acquire treasury securities, municipal bonds, money market mutual funds and other shorter term liquidity investments at the request of our customers or their financial advisors. Our brokerage people can also execute transactions for a full array of longer term equity and fixed income securities. At December 31, 2002, the Investment Division held approximately $652 million of these assets in brokerage accounts and third-party mutual funds. Total fees for these brokerage services for 2002 were $2,060,000.

INVESTMENT ADVISORY SERVICES

The Bank provides investment advisory services through three subsidiaries. The Bank’s relationship with Trainer Wortham began in 1997 when the Bank acquired a 20% ownership interest. This initial investment was followed by the acquisition of the remaining interest in January 1999. Trainer Wortham earns fee income from the management of equity and fixed income investments for its customers. Assets under management were $3.4 billion at December 31, 2002, compared to $3.6 billion at December 31, 2001. Trainer Wortham’s total fees for 2002 were $16,034,000.

The SEC is conducting an informal inquiry into Trainer Wortham regarding issues related to securities trading by employees for their own accounts. Trainer Wortham is cooperating with the SEC’s informal investigation. Based on the information available at the present time, the Bank does not expect that the ultimate effects of this SEC inquiry will be material to the Bank’s future results or financial condition.

In 2000, the Bank acquired an 18% ownership in the parent company of Froley Revy Investment Company, a registered investment advisor located in Los Angeles and founded in 1975. Froley Revy specializes in convertible securities and manages $2.0 billion for public and corporate pension funds, insurance companies, endowments, and foundations, high net worth individuals and managed account programs. In May 2002, the Bank acquired the remaining 82% of Froley Revy. The Bank will make future contingent payments in the form of shares of common stock based on future operating results. Total fees earned for the period from acquisition on May 15, 2002 to December 31, 2002 were $4,438,000.

In March 2002, the Bank acquired Starbuck, Tisdale & Associates, an investment management firm based in Santa Barbara, California. The Bank will make future contingent payments in the form of cash and stock based on future results. Founded in 1933, Starbuck Tisdale manages $744 million of equities and fixed-income securities for high net worth individuals, trusts, endowments, and pension plans. Total fees earned for the period from acquisition on March 15, 2002 until December 31, 2002 were $4,095,000.

The following table presents the assets under management or administration by the entities comprising the Bank’s wealth management segment at the end of the last five quarterly periods. Information for Froley Revy and Starbuck Tisdale is provided on a historical basis, prior to their acquisitions in May 2002 and March 2002, respectively. (The operating results of Froley Revy and Starbuck Tisdale are not included in the Bank’s consolidated financial statements prior to their acquisitions.) Due to investment market conditions, assets under management, related fee revenues, and net income of these entities continue to be under pressure.

Assets under management	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
	(In $ millions)
Trainer Wortham	$3,390	$3,402	$3,675	$4,005	$3,643
Froley Revy	2,050	2,019	2,141	2,207	2,211
Starbuck Tisdale	744	723	790	905	932
Trust Company	918	837	877	894	855
Investment Division	652	551	505	482	454

Total	$7,754	$7,532	$7,988	$8,493	$8,095

Item 7A.    Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk Management

The Bank manages its asset and liability portfolios to mitigate any adverse impact on its net interest income caused by fluctuating interest rates. A key objective of asset/liability management is to manage the interest rate risk associated with changing asset and liability cash flows and market rate movements. Interest rate risk occurs when interest rate sensitive assets and liabilities do not reprice simultaneously or in similar volumes. The Bank’s asset/liability and investment committees provide oversight to the interest rate risk management process. The process is governed by policies and by limits, both established by senior management and subject to review by the Board of Directors at least annually.

The Bank historically has managed interest rate risk by originating and retaining adjustable rate or short term fixed rate loans and matching adjustable rate asset repricings with liquid deposit accounts (checking, money market and passbook accounts), short and intermediate term certificates of deposit, and fixed and adjustable rate borrowings. In the past several years, the Bank has restructured its balance sheet with assets that bear interest rates indexed to market rates such as the prime rate and LIBOR that reprice more quickly than a lagging index such as the 11th District Cost of Funds Index (“COFI”). As a result, the percentage of assets indexed to COFI declined from 41% of total earning assets in 1998 to 21% at December 31, 2002, and the percentage of assets indexed to market rates increased from 31% of total earning assets in 1998 to 56% at December 31, 2002. On the funding side, liquid account deposit balances grew from 29% of costing liabilities in 1998 to 56% at December 31, 2002.

The Bank continues to pursue a strategy to increase its liquid deposit account balances and to reduce the relative importance of certificates of deposit as a funding source because liquid accounts bear lower interest rates than the certificates of deposit. There can be no assurance that the Bank will be able to continue to grow its liquid deposit account balances. Although the Bank has made significant progress in the past several years in attracting low costing demand deposits, the Bank is earning a reduced interest spread on these deposits as a result of the current low rate environment. Meanwhile, the Bank is incurring operating costs associated with higher demand deposit balances. These economics and the Bank’s other growth initiatives have put increasing adverse pressure on the Bank’s expense-to-revenue ratio. There can be no assurance as to when this pressure on the Bank’s net interest income and efficiency ratio will cease or reverse.

In 2002, the Federal Open Market Committee cut the federal funds target rate only once in November from 1.75% to 1.25%. The prolonged, extremely low market rate environment presented the Bank with a set of adverse conditions such as the refinancing of higher yielding loans, the renegotiating of contractual floor rates to lower levels, and the repricing of adjustable rate assets to historically low loan yields. The increase in loan prepayment activity in 2002 resulted in an accelerated write-off of deferred loan costs of approximately $2.7 million and impairment charges of $3.1 million to reduce the value of mortgage servicing rights, offset by the collection of prepayment fees of $2.8 million. Despite these challenges, the Bank was able to maintain its net interest margin at 3.25% in 2002, the same level as in 2001. Maintaining the level of margin was the result of the Bank’s continuing ability to attract low costing liquid deposits, the lagging nature of the COFI index, and in-the-money floors embedded in a significant percentage of its loans, resulting in mitigating the downward pressure on loan yields. Other important factors that affect the Bank’s net interest margin include competition and conditions in the home loan market, conditions in the general interest rate market, the cost and mix of customer deposits, the cost of FHLB advances, mortgage loan repricings subject to interest rate floors, or interim limitations on asset repricing.

Additionally, the Bank’s strategy includes selling a significant percentage of single family loan originations in individual, whole loan, or securitization transactions. During 2002, the Bank’s aggregate loan sales were $1.6 billion, including $787 million of loans sold in REMIC securitizations. Proceeds from these loans sales were used both to pay down FHLB advances and to fund additional loans originations.

The Bank’s investment portfolio provides management with a tool to leverage its capital base, an efficient source of liquidity, and a yield-enhancement opportunity. The Bank achieves these objectives through the purchase of marketable securities and other investments, including assets related to the Bank’s loan securitizations. The Bank’s marketable securities can be pledged as collateral against FHLB advances or reverse repurchase agreements. Liquidity is also achieved, to a lesser extent, through principal and interest payments on investments.

The Bank’s interest rate risk management strategy includes minimizing significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The interest rate risk management strategy at times involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income, net interest margin, and cash flows. Management periodically uses derivative instruments, including interest rate swaps, caps, and floors, as part of its interest rate risk management strategy. At December 31, 2002, the Bank owned interest rate cap contracts with an aggregate notional principal amount of $325 million and with strike prices ranging from 7.0% to 8.0%. At December 31, 2002, interest rate swap contracts with an aggregate notional amount of $52 million were outstanding. These swaps qualify as cash flow hedges of certain FHLB advances. Under these swap contracts, the Bank makes periodic fixed rate payments and receives periodic variable rate payments indexed to discount note rates. These swap contracts have original maturities ranging to two years. The credit risk associated with these derivative instruments is the risk of non-performance by the counterparty to the agreements. However, management does not anticipate non-performance by any of the counterparties.

Management measures and monitors its interest rate risk quarterly using three methods of analysis: income simulation, economic value of equity measurement, and repricing or “gap.” A dynamic simulation analysis measures the sensitivity of net interest income to changes in market interest rates. The Board of Directors has established certain limits on the sensitivity of net interest income projected by the simulation model. The sensitivity is expressed as the percentage of change in net interest income over a 24-month period from the base case, which assumes interest rates remain flat, and is measured against two projected net interest income scenarios: (1) under a gradual 200 basis point ramp up and ramp down in interest rates over twelve months, followed by rates being held constant for the second twelve months (“ramp” analysis) and (2) an immediate and parallel movement of 200 basis point in interest rates sustained for two years (“shock” analysis). The simulations involve a degree of estimation based on certain assumptions that management believes to be reasonable. The forward-looking assumptions include changes in the volume and product mix of loans, investments, deposits, and other funding sources and the pricing of those products. Prepayment assumptions on loans and investments are based upon empirical evidence gathered by the Bank in context of the various rate environments being simulated. Sensitivity on deposit pricing is based upon historical analysis, management outlook, and pricing strategies. Using balance sheet data at December 31, 2002, and the forward-looking assumptions, the ramp analysis results in the following projected changes in the Bank’s net interest income:

	Increase/(Decrease)
	Net Interest Income
	2003	2004
Ramp Analysis:
+200 basis points	(0.7)%	4.9%
Flat	—	—
-200 basis points	1.1%	(4.4)%

The first year’s results reflect a modest, liability sensitivity due to the assumptions that liquid deposits and some borrowings reprice immediately with changes in market rates while some loans that are already at contractual interest rate floors are fixed-rate, or have lagging resets. After the rise in market rates, the Bank’s repricing assets grow, loans at contractual floors begin to reprice to market rates, and increases in interest income outpace interest expense increases that are due to liability interest rate increases. In a down analysis, assuming market rates fall from the current low level, most deposit rates drop quickly to zero, but the drop in asset yields lags behind market rate decreases.

The Bank measures the change in the value of the Bank’s equity through a cash flow calculation referred to as the economic value of equity, or “EVE”. EVE is calculated as the present value of all asset cash flows minus the present value of all liability cash flows plus the present value of all off balance sheet instruments. It is calculated for the base case, which assumes interest rates remain flat, and the immediate and parallel market rate shocks of plus and minus 200 basis points. The valuation analysis is dependent upon certain key assumptions about the nature of indeterminate maturity of costing liabilities, prepayment speeds, and the discount rate of each financial instrument. The Board of Directors has established certain limits on the volatility of EVE. The volatility is expressed as the percentage of change in EVE from the base case.

The Bank uses the traditional gap analysis to complement the income simulation model, primarily focusing on the longer term structure of the balance sheet. The gap analysis aggregates the assets and liabilities of the Bank into periods based upon repricing characteristics or maturity dates. The mismatch between the repricings or maturities within a period is commonly referred to as the “gap” for that period. A positive gap, or asset sensitivity, where interest-rate sensitive assets exceed interest-rate sensitive liabilities, will result in an increase in net interest income in a rising rate environment and a decrease in a falling rate environment. A negative gap, or liability sensitivity, will have the opposite result on net interest income. Generally, the Bank strives to maintain a positive one-year cumulative gap position, which is the sum of all earning assets repricing or maturing within one year in excess of the sum of all costing liabilities repricing or maturing within one year. The Board of Directors has established limits on the amount of gap mismatch, expressed as a percentage of total assets. The following gap analysis reflects both contractual maturities and contractual interest rate reset dates at December 31, 2002. Loans that are currently at contractual interest rate floors will not adjust unless there is a significant change in interest rates.

Assets, Liabilities and Stockholders’ Equity

Maturing or Adjusting During

Periods Subsequent to December 31, 2002

	3 Months or Less	3 to 6 Months	6 to 12 Months	1 to 2 Years	Over 2 Years	Non- Interest Sensitive	Total
	($ in thousands)
Assets:
Loans(1)	$2,524,652	$375,820	$109,518	$54,951	$758,723	$—	$3,823,664
Securities	643,304	3,627	10,866	—	68,288	—	726,085
Cash and short-term investments	91,213	—	—	—	—	—	91,213
FHLB stock	51,554	—	—	—	—	—	51,554
Noninterest-earning assets, net	—	—	—	—	—	162,179	162,179

Total	$3,310,723	$379,447	$120,384	$54,951	$827,011	$162,179	$4,854,695

Liabilities and Stockholders’ Equity:
Checking, MMA and passbook accounts(2)	$1,804,513	$201,888	$201,888	$—	$—	$330,492	$2,538,781
Certificates of deposit:
$100,000 or greater	126,078	69,725	81,467	93,640	36,749	—	407,659
Less than $100,000	157,827	120,990	161,275	172,942	66,674	—	679,708
FHLB advances-long term	251,000	85,000	195,000	107,500	102,000	—	740,500
Other liabilities	—	—	—	—	—	45,631	45,631
Subordinated debentures and notes	—	—	—	1,465	68,772	—	70,237
Minority interest	—	—	—	—	89,000	—	89,000
Stockholders’ equity	—	—	—	—	—	283,179	283,179

Total	$2,339,418	$477,603	$639,630	$375,547	$363,195	$659,302	$4,854,695

Effect of interest rate swaps-pay fixed rates	52,000	—	—	(52,000)	—	—

Repricing gap—positive (negative)	$1,023,305	$(98,156)	$(519,246)	$(372,596)	$463,816	$(497,123)

Gap as a percentage of total assets	21.08%	(2.02)%	(10.70)%	(7.67)%	(9.55)%	(10.24)%

Cumulative gap:
Dollar amount	$1,023,305	$925,149	$405,903	$33,307	$497,123

Percentage of total assets	21.08%	19.06%	8.36%	0.69%	10.24%

(1)	Adjustable rate loans consist principally of real estate secured loans with a maximum term of 30 years. Such ARM loans are generally adjustable monthly, semiannually, or annually based upon changes in the 11th District Cost of Funds Index (COFI), the London Interbank Borrowing Rate (LIBOR), the One Year Treasury Constant Maturity Index, the Twelve Month Moving Average One Year Treasury Index, or the Federal Reserve’s Six Month CD Index, subject generally to a maximum increase of 2% annually and 5% over the lifetime of the loan.
(2)	Personal checking, MMA and passbook account maturities and rate adjustments are allocated based upon management’s experience of historical interest rate volatility and erosion rates. However, all such accounts are contractually subject to immediate withdrawal. Business checking balances do not earn interest and are classified as not being sensitive to interest rates.

In evaluating the Bank’s exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the forgoing table must be considered. The gap analysis does not assess the relative sensitivity of assets and liabilities to changes in interest rates. It also fails to account for the optionality embedded in the balance sheet, such as the periodic and lifetime floors and caps. For example, the simulation projects a marginal increase in the net interest income in the declining rate environment. This occurs because there are loans that have floors below which the loan rates cannot fall and there are loans that reprice to a lagging index, such as COFI. The Bank considers the anticipated effects of these various factors when implementing its interest rate risk management strategies

Additional information is incorporated by reference to pages 93 through 95 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2002.

Risk Factors

There are several risk factors, many beyond the Bank’s control that could cause results to differ significantly from the Bank’s expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report. Factors relating to the regulation and supervision of the Bank are also described elsewhere in this report and in information incorporated by reference into this report from other documents, including the Bank’s 2002 Annual Report to Stockholders.

Any factor described in this report could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operations and/or financial condition. There are factors not described in this report that could cause results to differ from the Bank’s expectations.

As a financial services and wealth management company, our earnings are significantly affected by business, economic and political conditions.

Earnings are impacted by business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which the Bank operates. Business and economic conditions that negatively impact household or corporate incomes could decrease the demand for the Bank’s products and increase the number of customers who fail to pay their loans.

Political conditions can also impact earnings. Acts or threats of terrorism, and/or actions taken by the U.S. or other governments in response to acts or threats of terrorism, could impact business and economic conditions in the U.S. and abroad. The terrorist attacks in 2001, for example, caused an immediate decrease in demand for air travel, which adversely affected not only the airline industry but also other travel-related and leisure industries, such as lodging, gaming, and tourism. Acts of war against other nations may have a significant impact on business and economic conditions.

Earnings are significantly affected by the fiscal and monetary policies of the federal government and the governments of the states in which the Bank operates.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part the Bank’s cost of funds for lending and investing and the return the Bank earns on those loans and investments, both of which impact net interest margin, and can materially affect the value of financial instruments such as debt securities and mortgage servicing rights. Its policies also can affect the Bank’s borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond the Bank’s control and hard to predict or anticipate.

The amount of income taxes that the Bank is required to pay on its earnings is based on federal and state legislation and regulations. The Bank provides for current and deferred taxes in its financial statements, based on its results of operations, business activity, legal structure, and interpretation of tax statutes. The Bank may take filing positions or follow tax strategies that may be subject to challenge. The Bank’s net income and earnings per share may be reduced if a federal, state, or local authority assessed charges for taxes that have not been provided for in the Bank’s consolidated financial statements. There can be no assurance that the Bank will maintain or lower its effective tax rate or that taxing authorities will not change tax legislation, challenge filing positions, or assess taxes and interest charges.

The Bank may not be able to attract and retain banking customers at current levels.

Competition in local banking industries, coupled with the Bank’s relatively small size may limit the ability of the Bank to attract and retain banking customers. The Bank faces competition from other banking institutions (including larger California and New York City commercial banking organizations), savings banks, credit unions, and other financial institutions. The Bank also competes with non-bank financial service companies serving Northern California, Southern California, New York City, and their respective adjoining areas and out of state financial intermediaries that have opened loan production office or that solicit deposits in the Bank’s market areas.

In particular, the Bank’s competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range quality of services provided.

Because the Bank maintains a smaller staff and has fewer financial and other resources than larger institutions with which it competes, the Bank may be limited in its ability to attract customers. In addition, some of the current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than the Bank can accommodate.

If the Bank is unable to attract and retain banking customers, it may be unable to continue its loan and deposit growth, and its results of operations and financial condition may otherwise be negatively impacted.

The Bank may not be able to attract and retain investment management clients at current levels.

Due to the substantial local competition, First Republic Bank and its investment management subsidiaries, Trainer Wortham, Starbuck Tisdale and Froly Revy, may not be able to attract and retain investment management clients at current levels. In the investment management industry, the Bank competes primarily with commercial banks and their trust companies, mutual fund companies, other investment advisory firms, stock brokerage firms, law firms and other financial services companies.

Competition is especially keen in the Bank’s geographic market area because there are numerous well-established and successful investment management firms in California and New York.

The Bank’s ability to successfully attract and retain investment management clients is dependent upon the ability to compete with its competitors’ investment products, level of investment performance, fees, client services and marketing and distribution capabilities.

In addition, the Bank’s ability to retain investment management clients may be impaired by the fact that the investment management contracts are typically short-term in nature. Most of the Bank’s clients may withdraw funds from accounts under management at their discretion.

Defaults may negatively impact the Bank’s business.

Increased delinquencies or loan defaults by the Bank’s customers may negatively impact business. A borrower’s default on its obligations under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and workout of the loan.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, the Bank may have to charge-off all or a part of the loan. In such situations, the Bank may acquire any real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

The allowance for loan losses may be inadequate.

Bank management periodically makes a determination of its allowance for loan losses based on available information, including the quality of the loan portfolio, economic conditions, the value of the underlying collateral, and the level of nonaccruing loans. Increases in this allowance result in an expense for the period. If, as a result of general economic conditions or a decrease in asset quality, management determines that additional increases in the allowance for loan losses are necessary, the Bank may incur additional expenses.

In addition, bank regulatory agencies periodically review the Bank’s allowance for the loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require the Bank to adjust its determination of the value for these items. These adjustments could negatively impact the Bank’s results of operations or financial position.

A downturn in the local economies or real estate markets could negatively impact the banking business.

A downturn in the local economies or real estate markets could negatively impact the banking business. Because the Bank primarily serves and lends to individuals and businesses located in Northern California, Southern California, Las Vegas, and New York City, the ability of customers to repay their loans is impacted by the economic conditions in these areas. Furthermore, current uncertain geopolitical trends and negative economic trends, including uncertainty regarding an economic recovery, increased unemployment, and recently announced significant layoffs of employees by companies in the Bank’s markets, as well as continuing economic uncertainty created by terrorist attacks and the United States’ war on terrorism, may negatively impact businesses in the Bank’s markets. While the short-term and long-term effects of these events remain uncertain, they could adversely affect general economic conditions, consumer confidence, or market liquidity, or result in changes in interest rates, any of which could have a negative impact on banking business.

The Bank’s loans, with limited exceptions, are secured by either, real estate, marketable securities or corporate assets. The Bank’s ability to continue to originate real estate loans may be impaired by adverse changes in local and regional economic conditions in the real estate markets, or by acts of nature, including earthquakes and flooding. Due to the concentration of real estate collateral, these events could have a material adverse impact on the value of the collateral, resulting in losses or delinquencies. The Bank’s residential mortgage and home equity loans are primarily secured by residential property in California, Nevada, and New York. As a result, conditions in the real estate markets specifically, and the California, Nevada, and New York economies generally, can materially impact the ability of the Bank’s borrowers to repay their loans and affect the value of the collateral securing these loans.

The Bank could be held responsible for environmental liabilities of properties acquired through foreclosure.

If the Bank is forced to foreclose on a defaulted mortgage loan to recover the Bank’s investment, it may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during the Bank’s ownership or after a sale to a third party. The amount of environmental liability could exceed the value of real property. There can be no assurance that the Bank would not be fully liable for the entire cost of any removal and clean-up on an acquired property that the cost of removal and clean-up would not exceed the value of the property, or that costs could be recovered from any third party. In addition, the Bank may find it difficult or impossible to sell the property prior to or following any environmental remediation.

Fluctuations in interest rates may negatively impact the banking business.

Fluctuations in interest rates may negatively impact the banking business. The Bank’s primary source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-earning assets (usually, loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually, deposits and borrowings). These rates are highly sensitive to many factors beyond the Bank’s control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Net interest income can be affected significantly by changes in market interest rates. Changes in relative interest rates may reduce net interest income as the difference between interest income and interest expenses decreases.

In November 2002, the Federal Reserve Bank cut the federal funds rate by 50 basis points, marking the twelfth straight rate cut since January 2001. During the third and fourth quarters of 2002 and continuing into 2003, short and long term interest rates were at their lowest levels in approximately 40 years. This latest rate cut and the prospects for future rate movements seem likely to keep rates very low. The Bank expects this rate cut to cause further downward pressure on its net interest margin, as loans adjust downwards, as higher rate loans prepay and as deposit costs reach minimums below which customers may withdraw funds. As stated elsewhere, the Bank is currently asset sensitive, which means that its interest-bearing liabilities mature, or otherwise reprice, at a slower rate than its interest-earning assets. As a result, in a period of declining interest rates, the Bank will generally experience a shrinking of its interest margin as its floating rate loans will reprice rapidly, while its deposits and borrowings will reprice over a longer period. This latest reduction in interest rates will likely have an adverse affect on the Bank’s earnings. Since it is difficult to adjust an asset sensitive position in this environment, the Bank’s earnings may be adversely affected so long as interest rates stay at relatively low levels.

Notwithstanding the Bank’s underwriting standards that qualify borrowers at rates higher than presently exist, an increase in interest rates could also have a negative impact on the Bank’s results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to the allowances for loan losses. In addition, fluctuations in interest rates may result in disintermediation, which is the flow of funds away from depository institutions into direct investments that pay a higher rate of return and may affect the value of the Bank’s investment securities and other interest-earning assets.

The Bank’s cost of funds may increase as a result of general economic condition, interest rates, or competitive pressures.

The Bank’s cost of funds may increase because of general economic conditions, interest rates, and competitive pressures. The Bank has traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. If, as a result of general economic conditions, market interest rates, competitive pressures, or otherwise, the level of deposits at the Bank decreases relative to its overall banking operation, the Bank may have to rely more heavily on borrowings as a source of funds in the future, which may negatively impact net interest margin.

The Bank’s investment management business may be negatively impacted by changes in economic and market conditions.

The Bank’s investment management business may be negatively impacted by changes in general economic and market conditions because the performance of such business is directly affected by conditions in the financial and securities markets. A further decline in assets under management and fee revenues might result in a noncash charge to reduce the amount of goodwill recorded by the Bank related to its investment advisory subsidiaries.

The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the Bank’s control. The Bank cannot assure that broad market performance will be favorable in the future. In particular, the financial and securities markets have experienced a significant downturn since March 2000. This decline has adversely impacted investment advisory fee revenues. In addition, following the terrorist attacks, the world financial and securities markets experienced a significant and precipitous decline in value and will likely continue to experience significant volatility as a result of, among other things, world economic and political conditions. Continued decline in the financial markets or a lack of sustained growth may result in a corresponding decline in the performance of the investment management business and may adversely affect the level of assets under management.

The management contracts of the investment advisory subsidiaries generally provide for fees payable for investment management services based on the market value of assets under management. Because most contracts provide for fees based on market values of securities, fluctuations in securities prices may have a material adverse effect on results of operations and financial condition.

The investment management business is highly regulated.

The investment management business is highly regulated, primarily at the federal level. Our three subsidiaries (Trainer Wortham, Starbuck Tisdale and Froley Revy) are registered investment advisors under the Investment Advisors Act of 1940, as amended. First Republic Bank and First Republic Trust Company may also provide investment management services, but are separately regulated and are not required to register as investment advisors. Each subsidiary providing investment management services is subject to fiduciary laws. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary, record keeping, operational and disclosure obligations. In addition, Trainer Wortham and Froley Revy act as subadvisors or advisors to mutual funds that are registered under the Investment Company Act of 1940 and are subject to that act’s provisions and regulations.

These subsidiaries are also subject to the provisions and regulations of ERISA to the extent they act as a “fiduciary” under ERISA with respect to certain of its clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit transactions involving the assets of each ERISA plan that is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

Applicable law provides that all investment contracts with mutual fund clients may be terminated by the mutual fund without penalty, upon no later than 60 days’ notice. Investment contracts with institutional and other clients are typically terminable by the client, without penalty, upon 30 days’ notice or less.

The failure of any of the subsidiaries that provide investment management services to comply with applicable laws or regulations could result in fines, suspensions of individual employees, or other sanctions, including revocation of such subsidiary’s registration as an investment advisor.

The banking business is highly regulated.

State chartered banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. The Bank, as a Nevada state chartered commercial bank, is subject to regulation and supervision by the FDIC and the Commissioner, Department of Business and Industry, Financial Institutions Division, State of Nevada (the “Nevada Commissioner”). Federal and state laws and regulations govern numerous matters, including changes in the ownership or control of banks, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts, and terms of extensions of credit and investments, maintenance of permissible non-banking activities, the level of reserves against deposits, and restrictions on dividend payments.

The FDIC and the Nevada Commissioner possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. These and other restrictions limit the manner in which the Bank and its subsidiaries may conduct business and obtain capital or financing.

The Bank’s stock price can be volatile.

The Bank’s stock price can fluctuate widely in response to a variety of factors, including actual or anticipated variations in quarterly operating results; recommendations by securities analysts; operating and stock price performance of other companies that investors deem comparable to the Bank; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, such as future terrorist attacks and activities, economic slowdowns or recessions, interest rate changes or credit loss trends, also could cause the Bank’s stock price to decrease regardless of the Bank’s operating results.

Item 8.    Financial Statements and Supplementary Data

This information is incorporated by reference commencing on page 53 of the Bank’s Annual Report to Stockholders for the year ended December 31, 2002.

Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

There have been no changes in or disagreements with accountants during the Bank’s two most recent fiscal years.

First Republic Bank is presently using and has historically used several of the largest accounting firms to perform different services. KPMG LLP has served as the Bank’s independent auditors for more than ten years. Their primary recurring responsibilities include conducting the annual audits of the Bank and its subsidiaries and preparing the annual federal and state income tax returns. As external auditor, KPMG has also performed certain routine duties in connection with the offering of securities and other capital market activities. In June 2000, the Bank replaced its internal audit department by engaging PricewaterhouseCoopers LLP to perform the internal audit function on an outsource basis. The Bank believes that this arrangement provides access to specialized audit skills and other audit resources which can be focused on the Bank’s operations on an as needed basis. Since 1995, the Bank has used the firm of Deloitte & Touche LLP to perform an independent credit review of the Bank’s loan portfolio. Over the course of each year, a significant amount of loans are reviewed for underwriting process, credit administration, accuracy of loan grading, and compliance with loan policies. Each of these three firms conducts its work under engagement letters and reports their findings regularly to the Bank’s Audit Committee.

PART III

Item 10.    Directors and Executive Officers

The following table sets forth the directors and senior executive and corporate officers of First Republic Bank and certain pertinent information about them.

Name	Age	Position Held with the Bank
Roger O. Walther(1)(2)(3)(4)	67	Chairman of the Board
James H. Herbert(1)	58	President, Chief Executive Officer and Director
Katherine August-deWilde(1)	55	Executive Vice President, Chief Operating Officer and Director
Willis H. Newton, Jr.	53	Executive Vice President, Chief Financial Officer
David B. Lichtman	39	Executive Vice President, Chief Credit Officer
James J. Baumberger	60	Senior Consultant and Director
Bruce F. Anderson	66	Senior Vice President, Trust Company
Edward J. Dobranski	52	Senior Vice President, Secretary and General Counsel
Elizabeth Fitzpatrick	54	Senior Vice President, Deposit Operations
Daniel E. Grow	55	Senior Vice President, Retail Banking
Michael J. Harrington	54	Senior Vice President, Deputy Manager, Trust Company
Cathy Myers	52	Senior Vice President, Loan Administration and Secondary Marketing
Dale A. Smith	49	Senior Vice President, Chief Information Officer
Thomas J. Barrack, Jr.(3)	56	Director
James P. Conn(2)(3)	65	Director
Frank J. Fahrenkopf, Jr.(4)	63	Director
L. Martin Gibbs	65	Director
James F. Joy(2)(3)(4)	65	Director
Barrant V. Merrill(1)(4)	72	Director
Charles V. Moore	63	Director and President, Trainer Wortham & Company, Inc.

(1)	Member of the Executive Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

The directors of the Bank serve three-year terms. The terms are staggered to provide for the election of approximately one-third of the Board members each year. Messrs. Walther and Herbert have served in their positions since the Bank’s inception.

The backgrounds of the directors and executive officers of the Bank are as follows:

Roger O. Walther is Chairman of the Board of Directors and a director of the Bank serving until 2003. Mr. Walther is Chairman of Tusker Corporation, a real estate and small business management company. He is a director of Charles Schwab & Co., Inc. and a trustee of Chapman University. He is a director of the UCSF Foundation. He was formerly Chairman of San Francisco Bancorp. He is a graduate of the United States Coast Guard Academy, B.S., 1958, and the Wharton School, University of Pennsylvania, M.B.A., 1961, and is Director (Emeritus) of the Graduate Executive Board of the Wharton School.

James H. Herbert is President, Chief Executive Officer and a director of the Bank serving until 2003 and has held such positions since the Bank’s inception in 1985. From 1980 to July 1985, Mr. Herbert was President, Chief Executive Officer and a director of San Francisco Bancorp, as well as Chairman of the Board of its operating subsidiaries in California, Utah and Nevada. He is a graduate of Babson College, B.S., 1966, and New York University, M.B.A., 1969. He is a member of The Babson Corporation.

Katherine August-deWilde is Executive Vice President, Chief Operating Officer and a director of the Bank serving until 2004. She joined the Bank in July 1985 as Vice President and Chief Financial Officer. From 1982 to 1985, she was Senior Vice President and Chief Financial Officer at PMI Corporation. She is a graduate of Goucher College, A.B., 1969, and Stanford University, M.B.A., 1975. She is a member of the Stanford University Graduate School of Business Advisory Council.

Willis H. Newton, Jr. is Executive Vice President and Chief Financial Officer of the Bank and has held such position since August 1988. From 1985 to August 1988, he was Vice President and Controller of Homestead Financial Corporation. He is a graduate of Dartmouth College, B.A., 1971 and Stanford University, M.B.A., 1976. Mr. Newton is a Certified Public Accountant.

David B. Lichtman is Executive Vice President and Chief Credit Officer and has held this position since 1995. He has been employed by the bank since 1986, holding positions in all phases of lending operations. He is a graduate of Vassar College, B.A., 1985 and University of California-Berkeley, M.B.A., 1990.

James J. Baumberger is Senior Consultant and a director of the Bank serving until 2005. He joined the Bank in May 1990 and has served as the head of the Bank’s operations in Nevada since that time. Mr. Baumberger has previously served as Chairman of Atlantic Financial Savings-Nevada.

Bruce F. Anderson is Senior Vice President and head of First Republic Trust Company. He has over 30 years prior experience leading the Trust Division of Pacific Bank and managing trust activities in Northern California and New York State for regional commercial banks. Mr. Anderson is a graduate of Brown University, B.A., and Creighton University Law School, L.L.B.

Edward J. Dobranski is Senior Vice President, General Counsel and Secretary of the Bank and has held such positions since 1997, 1992 and 1997, respectively. He also has served as the Bank’s Compliance Officer and Community Reinvestment Officer. From 1990 to 1992, Mr. Dobranski was Of Counsel at Jackson, Tufts, Cole & Black in San Francisco, specializing in banking, real estate and corporate law. Mr. Dobranski is a graduate of Coe College-Iowa, B.A., 1972 and Creighton University-Nebraska, J.D., 1975.

Elizabeth Fitzpatrick is Senior Vice President, Deposit Operations. Ms. Fitzpatrick became the head of the Bank’s deposit operations in 1998 and has been responsible for developing and supporting new customer services. Her banking career spans more than 25 years and includes a broad range of consulting assignments and line management responsibilities for all aspects of retail branch and deposit support functions. Ms. Fitzpatrick attended the University of London and is a graduate of the Pacific Coast Banking School.

Daniel E. Grow is Senior Vice President, Retail Banking, of the Bank and has held such positions since 1997. From 1993 to 1997, Mr. Grow was an executive officer with Bank of America’s New Mexico and Texas subsidiaries, with responsibilities including business banking. Previously, he was President of Domingue-Grow, a nation-wide consulting and sales training firm servicing the financial services sector. Mr. Grow is a graduate of Lycoming College, B.A., 1970 and Golden Gate University, M.B.A., 1985.

Michael J. Harrington is Senior Vice President, Deputy Manager of First Republic Trust Company which he joined in 2002. Previously, he held the position of Senior Vice President and Regional Fiduciary Executive for Bank of America. His career includes experiences in investment counseling and investment management. Mr. Harrington is a graduate of University of California-Los Angeles, B.A., 1972 and J.D., 1975.

Cathy Myers is Senior Vice President, Secondary Marketing and Mortgage Operations. Ms. Myers joined First Republic Bank in March 1992, bringing the Bank 16 years of mortgage banking experience. She worked for PMI Mortgage Insurance Company from 1976 to 1985 in the marketing and secondary marketing departments in Chicago and San Francisco. She then spent 7 years with the mortgage banking division of United Commercial Bank. Ms. Myers is a graduate of Central State University of Oklahoma, 1972.

Dale A. Smith joined the Bank as Senior Vice President and Chief Information Officer in 2000, after holding a similar position at Imperial Bank for several years. Previously, Mr. Smith was a senior manager in the computer risk management practice of a major consulting firm and the head of technology and general audit services for a regional bank. He is a CPA and a graduate of Bowling Green State University, B.A., 1975.

Thomas J. Barrack, Jr. is a director of the Bank serving until 2004. Mr. Barrack is Chairman and Chief Executive Officer of Colony Capital, Inc., and Colony Advisors, Inc., international real estate investment and management firms. He is a Director of Continental Airlines, Inc., Public Storage, Inc., Kennedy-Wilson, Inc. and Kerry Properties Limited. He is a graduate of the University of Southern California, B.A., 1969 and J.D., 1972.

James P. Conn is a director of the Bank serving until 2004. Mr. Conn was formerly Chief Investment Officer of Financial Security Assurance, Inc. and Transamerica, Inc. He is a director of La Quinta Corporation, Gabelli Equity Trust, Gabelli Utility Trust, and Gabelli Global Multimedia Trust. He is a graduate of Santa Clara University, B.S., 1959.

Frank J. Fahrenkopf, Jr. is a director of the Bank serving until 2005. Mr. Fahrenkopf is the President and CEO of the American Gaming Association. He is a partner in the law firm of Hogan & Hartson LLP. From January 1983 until January 1989, he was Chairman of the Republican National Committee. He is a director of Gabelli Equity Trust, Gabelli Utility Trust, and Gabelli Global Multimedia Trust. Mr. Fahrenkopf is a graduate of the University of Nevada- Reno, B.A., 1962, and the University of California-Berkeley, L.L.B., 1965.

L. Martin Gibbs is a director of the Bank serving until 2005. Mr. Gibbs is a partner in the law firm of Clifford Chance US LLP, counsel to the Bank. He is a graduate of Brown University, B.A., 1959 and Columbia University, J.D., 1962.

James F. Joy is a director of the Bank serving until 2003. Since 1994, Mr. Joy is Managing Director European Business Development for CVC Capital Partners Limited. He is a director of Trench Electric and Metzeler Automotive Profile Systems. He is a graduate of Trinity College, B.S., 1959, B.S.E.E., 1960 and New York University, M.B.A., 1964.

Barrant V. Merrill is a director of the Bank serving until 2003. Mr. Merrill is the Managing Partner of Sun Valley Partners. Previously, he was a General Partner of Dakota Partners and Chairman of Pershing & Co. Inc., a division of Donaldson, Lufkin & Jenrette. Mr. Merrill is a graduate of Cornell University, B.A., 1953.

Charles V. Moore is a director of the Bank serving until 2005. In 1977, Mr. Moore became President of Trainer, Wortham & Company, Incorporated, an investment advisor firm in New York City and wholly owned subsidiary of the Bank since 1999. He is a graduate of University of Virginia, B.A., 1961, Vanderbilt University Law School, L.L.B., 1964, Wharton Business School, M.B.A., 1966.

Item 11.     Executive Compensation

This information is incorporated by reference to the Bank’s definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 201 (d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans and other information regarding security ownership is incorporated by reference to the Bank’s definitive proxy statement that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

Item 13.     Certain Relationships and Related Transactions

This information is incorporated by reference to the Bank’s definitive proxy statement under the caption “Executive Compensation” that will be filed with the FDIC pursuant to Regulation 14A not later than 120 days after the end of the Bank’s fiscal year.

Item 14.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by SEC rules, within the 90-day period prior to the filing date of this report, the Bank carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The Bank’s management, including the Bank’s chief executive officer and chief financial officer, supervised and participated in the evaluation. Based on this evaluation, the chief executive officer and the chief financial officer concluded that the Bank’s disclosure controls and procedures were effective as of the evaluation date.

Changes in Internal Controls

There were no significant changes in the Bank’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART IV

Item 15.     Exhibits, Financial Statements Schedules, and Reports on Form 8-K

(a) Financial Statements and Schedules.

The following financial statements are contained in registrant’s 2002 Annual Report to Stockholders and are incorporated in this Report on Form 10-K by reference:

Page of Annual Report
First Republic Bank
At December 31, 2002 and 2001:
Consolidated Balance Sheet	54
Years ended December 31, 2002, 2001 and 2000:
Consolidated Statement of Income and Comprehensive Income	53
Consolidated Statement of Stockholders’ Equity	56
Consolidated Statement of Cash Flows	57
Notes to Consolidated Financial Statements	58
Report of Independent Auditors	85

All schedules are omitted as not applicable.

(b) Reports on Form 8-K.

The Bank filed a report dated January 29, 2003 on Form 8-K reporting the Bank’s earnings for the quarter and year ended December 31, 2002 and its press release dated January 29, 2003, announcing a broadcast of its fourth quarter and year-end December 31, 2002 earnings conference call live via the Internet on Wednesday, January 29, 2003.

(c) Exhibits.

Exhibits marked with one pound sign (#) are incorporated by reference to the Registrant’s Registration Statement on Form 8-A as filed on September 12, 1997. Exhibits marked with two pound signs (##) are incorporated by reference in the Registrant’s Offering Circular as filed on September 17, 1997. Exhibits marked with one diamond (♦) are incorporated by reference to the Registrant’s Form 10-K for the year ended December 31, 1997. Exhibits marked with two diamonds (♦♦) are incorporated by reference to the Registrant’s Form 10-K for the year ended December 31, 1998. Exhibits marked with one asterisk (*) are incorporated by reference to the Registrant’s Form 10-K for the year ended December 31, 2000. Exhibits marked with two asterisks (**) are incorporated by reference to the Registrant’s Form 10-K for the year ended December 31, 2001. Each such Exhibit had the number in parentheses immediately following the description of the Exhibit herein.

Exhibit No	Description

3.1#	Articles of Incorporation, as amended and restated. (3.1)

3.2#	Bylaws, as currently in effect. (3.2)

4.1#	Indenture dated as of May 15, 1993, between First Republic Bank and United States Trust Company of New York. (10.4)

4.2#	Indenture dated as of August 4, 1993, between First Republic Bank and United States Trust Company of New York. (10.6)

4.3##	Fiscal and paying agent agreement between First Republic Bank and United States Trust Company of California dated September 17, 1997. (Exhibit 1)

4.4♦	Specimen stock certificate of Registrant’s Common Stock. (4.4)

4.5**	Certificate of Designations of First Republic Bank for its 10.50% Noncumulative Series A Preferred Stock. (4.5)

4.6**	Certificate of Designations of First Republic Bank for its 8.875% Noncumulative Series B Preferred Stock. (4.6)

4.7**	Certificate of Designations of First Republic Bank for its 5.7% Noncumulative Series C Preferred Stock. (4.7)

10.1#	Employee Stock Ownership Plan. (10.8)

10.2#	Employee Stock Ownership Trust. (10.9)

10.3♦	Key man life insurance policy on James H. Herbert, II. (10.3)

10.4	Form of key man life insurance policy for five executive (filed herewith).

10.5**	Lease Agreement dated October 17, 2001 between First Republic Bank and RCPI Landmark Properties, L.L.C. (10.4)

10.6♦	Advances and Security Agreement dated as of June 24, 1991 between the Federal Home Loan Bank of San Francisco (“FHLB”) and First Republic Bank. (10.6)

10.7♦	Form of 1995 Performance-Based Contingent Stock Option Agreement. (10.8)

10.8	Amended and Restated Employee Stock Purchase Plan (filed herewith).

10.9#	Amended and Restated Employee Stock Option Plan. (10.13)

10.10♦♦	Form of Change in Control Severance Benefits Plan Agreement as amended. (10.11)

10.11♦♦	Form of Change in Control Retention Bonus and Insurance Benefits Plan Agreement as amended. (10.12)

10.12♦♦	1998 Stock Option Plan, as amended and restated. (10.13)

10.13♦♦	Lease Agreement dated February 15, 1998, as amended on March 6, 1998, between First Republic Bank and DoubleWood Investment, Inc. (10.14)

10.14*	2000 Restricted Stock Plan (10.15)

11.1	Statement of Computation of Earnings Per Share (filed herewith).

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges (filed herewith).

13.1	2002 Annual Report to Stockholders (filed herewith).

22.1	Subsidiaries of First Republic Bank, incorporated by reference to page 15 herein and the back page of the Bank’s Annual Report to Stockholders for the year ended December 31, 2002.

99.1	Certification of Chief Executive Officer Pursuant to §906 of The Sarbanes-Oxley Act of 2002 (filed herewith).

99.2	Certification of Chief Financial Officer Pursuant to §906 of The Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST REPUBLIC BANK

March 28, 2003	By:	/s/ WILLIS H. NEWTON, JR.
Willis H. Newton, Jr. Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Bank and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ ROGER O. WALTHER	Chairman of the Board	March 28, 2003
(ROGER O. WALTHER)

/s/ JAMES. H. HERBERT, II	President, Chief Executive Officer and Director	March 28, 2003
(JAMES H. HERBERT, II)

/s/ KATHERINE AUGUST DE-WILDE	Executive Vice President, Chief Operating Officer and Director	March 28, 2003
(KATHERINE AUGUST DE-WILDE)

/s/ WILLIS H. NEWTON, JR.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 28, 2003
(WILLIS H. NEWTON, JR.)

/s/ JAMES J. BAUMBERGER	Senior Consultant and Director	March 28, 2003
(JAMES J. BAUMBERGER)

/s/ IGNACIO ALFEROS, JR.	Vice President and Controller (Principal Accounting Officer)	March 28, 2003
(IGNACIO ALFEROS, JR.)

/s/ THOMAS J. BARRACK, JR.	Director	March 28, 2003
(THOMAS J. BARRACK, JR.)

/s/ JAMES P. CONN	Director	March 28, 2003
(JAMES P. CONN)

/s/ FRANK J. FAHRENKOPF, JR.	Director	March 28, 2003
(FRANK J. FAHRENKOPF, JR.)

s/ L. MARTIN GIBBS	Director	March 28, 2003
(L. MARTIN GIBBS)

/s/ JAMES F. JOY	Director	March 28, 2003
(JAMES F. JOY)

/s/ BARRANT V. MERRILL	Director	March 28, 2003
(BARRANT V. MERRILL)

/s/ CHARLES V. MOORE	Director	March 28, 2003
(CHARLES V. MOORE)

CERTIFICATIONS

I, James H. Herbert, II, certify that:

1.	I have reviewed this annual report on Form 10-K of First Republic Bank;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant, and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003		/s/ JAMES H. HERBERT, II
	Name:	James H. Herbert, II
	Title:	President and Chief Executive Officer

I, Willis H. Newton, Jr., certify that:

1.	I have reviewed this annual report on Form 10-K of First Republic Bank;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant, and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003		/s/ WILLIS H. NEWTON, JR.
	Name:	Willis H. Newton, Jr.
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT 11.1

FIRST REPUBLIC BANK

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2002	2001	2000	1999	1998
Basic EPS:
Net income available to common stock	$26,401,000	$25,062,000	$22,640,000	$22,222,000	$20,407,000

Wtd. avg. shares outstanding, including treasury shares	19,154,591	18,642,136	17,456,206	16,110,828	15,824,580
Wtd. avg. shares of common stock issued	—	—	465,779	844,990	—
Wtd. avg. shares of restricted stock—vested	53,434	53,078	53,351	53,320	61,669
Wtd. avg. shares of stock from exercised options	408,193	281,211	445,304	382,265	48,733
Wtd. avg. shares of stock purchased by employees	3,599	4,398	30,094	8,941	4,785
Deferred equity units	4,430	4,134	22,374	52,332	—
Wtd. avg. shares of treasury stock	(5,337,311)	(5,513,955)	(4,909,100)	(3,317,263)	(2,284,921)
Wtd. avg. shares of unallocated ESOP	—	—	—	—	(18,867)

Adjusted wtd. avg. common shares outstanding	14,286,936	13,471,002	13,564,008	14,135,413	13,635,979

Net income per share-basic	$1.85	$1.86	$1.67	$1.57	$1.50

Diluted EPS:
Net income available to common stock	$26,401,000	$25,062,000	$22,640,000	$22,222,000	$20,407,000
Effect of convertible preferred stock, net of taxes(1)	249,000	126,000	—	—	—

Adjusted net income for diluted calculation	$26,650,000	$25,188,000	$22,640,000	$22,222,000	$20,407,000

Adjusted wtd. avg. common shares outstanding	14,286,936	13,471,002	13,564,008	14,135,413	13,635,979
Wtd. avg. shares of dilutive stock options under the treasury stock method	913,980	792,065	250,589	743,744	1,162,448
Wtd. avg. contingently issuable shares(2)	218,308	—	—	—	—
Wtd. avg. shares of restricted stock-not vested	30,769	64,344	30,553	69,570	107,962
Wtd. avg. shares of preferred stock converted into common stock(1)	229,057	122,374	—	—	—

Adjusted common shares outstanding-diluted	15,679,050	14,449,785	13,845,150	14,948,727	14,906,389

Net income per share-diluted	$1.70	$1.74	$1.64	$1.49	$1.37

(1)	In June 2001, the Bank’s subsidiary issued convertible Series C preferred stock. The diluted EPS calculation includes the number of shares that would be outstanding if all such preferred stock shares were converted. The Bank adjusts reported net income for the effect of dividends on the preferred stock, net of taxes.
(2)	The amount is an estimate of the number of contingently issuable shares that are required to be issued in the future in connection with the acquisitions of Starbuck Tisdale and Froley Revy as of December 31, 2002. The exact number of shares cannot be calculated at this time.

The Bank follows SFAS No. 128, “Earnings Per Share,” for all periods presented.

EXHIBIT 12.1

FIRST REPUBLIC BANK

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
		2002	2001	2000	1999	1998
		($ in thousands)
I.	Income before income taxes, minority interest and accounting change	$49,721	$49,183	$46,550	$42,699	$35,220
	Preferred stock dividends of subsidiary	(8,172)	(5,838)	(5,775)	(3,369)	—
	Amortization of preferred stock issuance costs	(403)	(408)	(486)	—	—

	Earnings before adjustment for fixed charges	$41,146	$42,937	$40,289	$39,330	$35,220

II.	Fixed charges, excluding interest on customer deposits:
	Interest on debentures, notes and other borrowings	$30,114	$43,772	$69,963	$56,895	$47,085
	Preferred stock dividends of subsidiary	8,172	5,838	5,775	3,369	—
	Amortization of preferred stock issuance costs	403	408	486	—	—
	Estimated interest component of net rental expense	3,599	2,156	1,571	1,203	746
	Early redemption costs on debentures and preferred stock	(2)	326	—	—	1,055

	Total fixed charges, excluding interest on customer deposits	$42,286	$52,500	$77,795	$61,467	$48,886

III.	Fixed charges, including interest on customer deposits:
	Interest on debentures, notes and other borrowings	$30,114	$43,772	$69,963	$56,895	$47,085
	Preferred stock dividends of subsidiary	8,172	5,838	5,775	3,369	—
	Amortization of preferred stock issuance costs	403	408	486	—	—
	Estimated interest component of net rental expense	3,599	2,156	1,571	1,203	746
	Early redemption costs on debentures and preferred stock	(2)	326	—	—	1,055
	Interest on customer deposits	72,357	112,206	118,646	90,187	83,999

	Total fixed charges, including interest on customer deposits	$114,643	$164,706	$196,441	$151,654	$132,885

IV.	Ratios of earnings to fixed charges:
	Excluding interest on customer deposits	1.97x	1.82x	1.52x	1.64x	1.72x
	Including interest on customer deposits	1.36x	1.26x	1.21x	1.26x	1.27x

Income and expenses for 2002, 2001, 2000 and 1999 have been adjusted for the cost of preferred stock dividends paid by a subsidiary of the Bank and reported as a minority interest cost.

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO §906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the President and Chief Executive Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350(a), as adopted pursuant to §906 of The Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K for the year ended December 31, 2002 (the “Form 10-K”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ JAMES H. HERBERT, II	Date: March 28, 2003
James H. Herbert, II President and Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO §906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Executive Vice President and Chief Financial Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350(a), as adopted pursuant to §906 of The Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K for the year ended December 31, 2002 (the “Form 10-K”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ WILLIS H. NEWTON, JR.	Date: March 28, 2003
Willis H. Newton, Jr. Executive Vice President and Chief Financial Officer

ATTACHMENT B

FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20429

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2003

FIRST REPUBLIC BANK

(Exact name of bank as specified in its charter)

Nevada	88-0157485
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

111 Pine Street, San Francisco, California 94111

(Address of principal executive offices) (Zip Code)

Bank’s telephone number, including area code:  (415) 392-1400

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

First Republic Bank Common Stock, par value $.01 per share, outstanding at May 9, 2003: 14,552,969 shares.

First Republic Bank

Form 10-Q

March 31, 2003

PART I—FINANCIAL INFORMATION

Item 1.    FINANCIAL STATEMENTS

The following interim financial statements are unaudited. However, they reflect all adjustments (which included only normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods presented.

FIRST REPUBLIC BANK

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Cash	$62,716,000	$91,213,000
Investment securities available for sale	683,552,000	686,690,000
Investment securities held to maturity	42,535,000	39,395,000

Total cash and investments	788,803,000	817,298,000

Loans:
Single family (1-4 unit) mortgages	1,852,459,000	1,766,507,000
Multifamily (5+ units) mortgages	418,577,000	430,876,000
Commercial real estate mortgages	657,332,000	628,782,000
Single family construction	110,720,000	115,756,000
Multifamily/commercial construction	68,016,000	70,753,000
Equity lines of credit	436,722,000	426,446,000
Stock secured loans	38,418,000	44,096,000
Other secured loans	23,968,000	24,056,000
Commercial business loans	138,291,000	150,204,000
Unsecured loans and lines of credit	48,913,000	49,673,000

Subtotal loans, net of held for sale	3,793,416,000	3,707,149,000
Loans held for sale	264,526,000	116,515,000

Total loans	4,057,942,000	3,823,664,000
Less:
Allowance for loan losses	(24,822,000)	(28,729,000)
Net deferred loan costs	4,937,000	4,172,000

Net loans	4,038,057,000	3,799,107,000
Interest receivable	23,412,000	23,967,000
Mortgage servicing rights	14,804,000	15,768,000
Prepaid expenses and other assets	34,853,000	40,162,000
Federal Home Loan Bank stock, at cost	44,941,000	51,554,000
Goodwill	61,549,000	60,640,000
Premises, equipment and leasehold improvements, net of accumulated depreciation	48,646,000	46,199,000
Other real estate owned	—	—

Total Assets	$5,055,065,000	$4,854,695,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2003	December 31, 2002
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Customer deposits
Noninterest-bearing demand accounts	$320,490,000	$330,376,000
NOW checking accounts	462,006,000	451,875,000
MMA checking accounts	768,095,000	636,845,000
MMA savings, passbook accounts	1,272,920,000	1,119,686,000
Certificates of deposit	897,734,000	1,087,367,000

Total customer deposits	3,721,245,000	3,626,149,000
Interest payable	4,243,000	6,729,000
Other liabilities	32,129,000	38,901,000
Federal Home Loan Bank advances	844,500,000	740,500,000

Total senior liabilities	4,602,117,000	4,412,279,000
Subordinated debentures and notes	70,237,000	70,237,000

Total liabilities	4,672,354,000	4,482,516,000
Minority interest in subsidiary	89,000,000	89,000,000
Stockholders’ equity:
Common stock; $.01 par value; 40,000,000 shares authorized; 16,753,797 shares issued and outstanding at March 31, 2003 and December 31, 2002	168,000	168,000
Capital in excess of par value	134,764,000	133,978,000
Retained earnings	198,576,000	186,940,000
Deferred compensation	(3,695,000)	(3,777,000)
Treasury shares, at cost: 2,218,674 shares and 2,212,605 shares at March 31, 2003 and December 31, 2002, respectively	(40,620,000)	(39,487,000)
Accumulated other comprehensive income, net	4,518,000	5,357,000

Total stockholders’ equity	293,711,000	283,179,000

Total Liabilities and Stockholders’ Equity	$5,055,065,000	$4,854,695,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Interest income:
Interest on real estate and other loans	$51,931,000	$53,672,000
Interest on investments	7,999,000	6,411,000

Total interest income	59,930,000	60,083,000

Interest expense:
Interest on customer deposits	15,405,000	18,632,000
Interest on FHLB advances and other borrowings	5,456,000	5,659,000
Interest on debentures and notes	1,412,000	1,411,000

Total interest expense	22,273,000	25,702,000

Net interest income	37,657,000	34,381,000
Provision for loan losses	1,000,000	750,000

Net interest income after provision for loan losses	36,657,000	33,631,000
Noninterest income:
Investment advisory fees	6,294,000	4,489,000
Loan servicing fees, net	372,000	211,000
Loan and related fees	708,000	560,000
Trust fees	446,000	333,000
Deposit customer fees	610,000	367,000
Brokerage fees	1,324,000	515,000
Gain on sale of loans	974,000	1,887,000
Loss on sale of investment securities	(333,000)	(44,000)
(Increase) decrease in value of derivatives	(20,000)	88,000
Gain on sale of deposits	7,383,000	—
Other income	556,000	468,000

Total noninterest income	18,314,000	8,874,000

Noninterest expense:
Salaries and related benefits	17,294,000	15,503,000
Occupancy	6,922,000	4,187,000
Advertising	1,502,000	915,000
Information systems	2,005,000	1,743,000
Professional fees	999,000	1,014,000
REO costs and losses (recoveries)	(1,000)	(322,000)
Other general and administrative	6,091,000	5,991,000

Total noninterest expense	34,812,000	29,031,000

Income before income taxes and minority interest	20,159,000	13,474,000
Provision for income taxes	7,257,000	4,902,000

Income before minority interest	12,902,000	8,572,000
Minority interest	1,266,000	1,150,000

Net income	$11,636,000	$7,422,000

Other comprehensive income (loss), net of tax:
Unrealized loss on cash flow hedges	(355,000)	—
Unrealized net gain (loss) on securities	(697,000)	265,000
Loss on securities included in net income	213,000	25,000

Comprehensive income	$10,797,000	$7,712,000

Earnings per share—basic	$0.81	$0.54

Earnings per share—diluted	$0.76	$0.50

Weighted average shares—basic	14,395,537	13,627,436

Weighted average shares—diluted	15,367,722	14,815,207

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Operating Activities
Net Income	$11,636,000	$7,422,000
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	1,000,000	750,000
Provision for depreciation and amortization	2,027,000	1,619,000
Amortization of loan (fees) costs	183,000	(198,000)
Amortization of mortgage servicing rights	1,697,000	1,806,000
Amortization of investment securities discounts	(167,000)	(133,000)
Amortization of investment securities premiums	1,087,000	689,000
Loans originated for sale	(104,389,000)	(211,753,000)
Loans sold into commitments	176,480,000	273,478,000
Decrease in deferred taxes	2,196,000	1,196,000
(Increase) decrease in value of derivatives	20,000	(88,000)
Decrease in valuation of mortgage servicing rights	246,000	2,000
Decrease in valuation of loans held for sale	—	300,000
Decrease in valuation of other investment interests	20,000	—
Net losses on investment securities	333,000	44,000
Net gains on sale of loans	(974,000)	(1,887,000)
Gain on sale of deposits	(7,383,000)	—
Noncash cost of benefit plans	335,000	515,000
Decrease in interest receivable	555,000	1,114,000
Net decrease in interest payable	(2,486,000)	(1,404,000)
(Increase) decrease in other assets	704,000	(7,884,000)
Decrease in other liabilities	(7,220,000)	(15,839,000)

Net Cash Provided By Operating Activities	75,900,000	49,749,000
Investment Activities
Loans originated	(652,742,000)	(384,703,000)
Other loans sold	—	48,688,000
Principal payments on loans	341,492,000	308,778,000
Purchases of investment securities and FHLB stock	(76,312,000)	(134,870,000)
Sales of investment securities and FHLB stock	28,925,000	13,981,000
Repayments of investment securities	54,447,000	22,575,000
Additions to fixed assets	(4,665,000)	(5,098,000)
Net proceeds from sale of real estate owned	—	—
Acquisition of investment advisory interests	—	(7,378,000)
Purchase of other interests	(3,285,000)	(5,618,000)
Sale of other interests	2,525,000	—

Net Cash Used by Investing Activities	(309,615,000)	(143,645,000)
Financing Activities
Net increase in checking, passbook, and MMA accounts	362,828,000	29,479,000
Issuance of certificates of deposit	37,877,000	49,118,000
Repayments of certificates of deposit	(100,141,000)	(48,263,000)
Net sale of deposits	(197,470,000)	—
Increase in long-term FHLB advances	21,000,000	—
Net increase in short-term borrowings	83,000,000	150,000
Issuance of minority interest in subsidiary	—	40,373,000
Proceeds from employee stock purchases	95,000	50,000
Proceeds from common stock options exercised	395,000	2,133,000
Purchases of treasury stock	(2,366,000)	(1,446,000)

Net Cash Provided by Financing Activities	205,218,000	71,594,000
Decrease in Cash and Cash Equivalents	(28,497,000)	(22,302,000)
Cash and Cash Equivalents at Beginning of Period	91,213,000	109,857,000

Cash and Cash Equivalents at End of Period	$62,716,000	$87,555,000

Supplemental Disclosure of Cash Flow Items
Cash Paid During Period:
Interest	$24,759,000	$27,106,000
Income taxes	$3,650,000	$5,054,000

See accompanying notes to consolidated financial statements.

FIRST REPUBLIC BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “Safe Harbor” created by those sections. See “Risk Factors.”

Basis of Presentation

As a publicly owned commercial bank, First Republic Bank (the “Bank”) is subject to regulation by Federal Deposit Insurance Corporation (the “FDIC”) and to the securities reporting and disclosure requirements of the FDIC, which has adopted substantially the same rules for issuers of securities as the Securities and Exchange Commission (the “SEC”) with respect to periodic reporting.

These interim consolidated financial statements should be read in conjunction with the Bank’s 2002 Annual Report to Stockholders and Consolidated Financial Statements and Notes thereto. Certain reclassifications have been made to the 2002 financial statements in order for them to conform to the 2003 presentation. Results for the quarter ended March 31, 2003 should not be considered indicative of results to be expected for the full year.

The Bank’s consolidated financial statements include the result of its subsidiaries, Trainer Wortham & Company, Incorporated (“Trainer Wortham”), First Republic Preferred Capital Corporation (“FRPCC”), First Republic Preferred Capital Corporation II (“FRPCC II”), F.R. Holdings, Inc. (“FRH”), First Republic Securities Company, LLC (“FRSC”), Starbuck, Tisdale & Associates (“Starbuck Tisdale”), and Froley, Revy Investment Company (“Froley Revy”). The results of these subsidiaries are consolidated from the date of their acquisition or formation, as described below. All material intercompany transactions and balances are eliminated in consolidation.

Trainer Wortham.    In September 1997, the Bank acquired a 19.9% equity interest in Trainer Wortham. Trainer Wortham is an independent investment advisory firm based in New York City and was founded in 1924. In January 1999, the Bank completed the purchase of the remaining 80.1% equity interest in Trainer Wortham, which became a wholly owned subsidiary of the Bank. The transaction was accounted for using the purchase method of accounting.

FRPCC.    The Bank formed FRPCC in April 1999. FRPCC operates as a Nevada-based real estate investment trust (“REIT”). In June 1999, FRPCC issued $55 million of perpetual, exchangeable, noncumulative Series A preferred stock with a dividend yield of 10.50% in an underwritten private placement. In June 2001, the Bank completed a $7.0 million additional private placement to an affiliate of Credit Suisse First Boston of Series C preferred stock of FRPCC, convertible into common stock of the Bank at a price of $30.56 with a dividend yield of 5.70%. In January 2002, FRPCC closed the sale of $42.0 million of its 8.875% Series B noncumulative perpetual preferred stock in an underwritten public offering. As a result of this transaction, FRPCC became an SEC registrant and files reports on a separate company basis with the SEC. The Series B preferred stock of FRPCC is quoted on the Nasdaq National Market under the trading symbol of FRCCP. At March 31, 2003, the Bank had purchased on the open market a total of $15 million of FRPCC’s 10.50% Series A preferred stock.

FRPCC’s board of directors may declare a dividend to the Bank and to other stockholders from net income available to common stockholders after payment of preferred stock dividends. The preferred stock of FRPCC is reported as minority interest in subsidiary on the Bank’s consolidated balance sheet and preferred stock dividends, net of related taxes, are shown as a minority interest reduction to the Bank’s net income. The preferred stock dividends paid by FRPCC are deductible for income tax purposes as long as FRPCC qualifies as a REIT.

FRPCC II.    In September 2001, the Bank formed FRPCC II, a wholly owned Nevada REIT subsidiary. This entity may be used to raise capital in the future. FRPCC II holds mortgage loans secured primarily by multifamily and commercial real estate properties and had total assets of $767.7 million at March 31, 2003. FRPCC II has acquired all of its assets from the Bank.

Investment Division.    In early 2000, the Bank staffed an Investment Division to allow customers to purchase and sell a variety of financial instruments for their own account. Beginning September 1, 2001, many of the Bank’s brokerage activities were performed by a wholly owned subsidiary, First Republic Securities Company LLC, which is licensed by the NASD as a broker dealer. The Bank currently offers money market mutual funds to its customers, and FRSC offers brokerage activities.

Starbuck Tisdale.    In March 2002, the Bank completed the acquisition of Starbuck Tisdale, an investment management firm based in Santa Barbara, California, to expand the Bank’s wealth management capabilities. The initial purchase price was $14.7 million, with the Bank paying $7.4 million in cash and issuing 267,000 shares of common stock. The Bank added approximately $14 million to its goodwill on the closing date. The Bank will make additional contingent payments of cash and stock over the next six years based on future operating results. The Bank will record such payments as an increase in goodwill.

Froley Revy.    In January 2000, the Bank acquired approximately an 18% equity interest in the parent company of Froley Revy, an investment advisory firm that specializes in convertible securities. The cost of the initial investment was $5.3 million. In May 2002, the Bank purchased the remaining interest in the parent of Froley Revy. The cost of this additional purchase was approximately $18.5 million, including cash and the issuance of 424,000 shares of common stock. The Bank added approximately $19 million to its goodwill on the closing date. In February 2003, the Bank issued an additional 43,100 shares of common stock to the former owners of Froley Revy under a valuation formula based on current operating results. The Bank valued the shares using recent market prices and recorded an increase of $909,000 in goodwill. The Bank will make additional contingent payments in the form of shares of common stock over the next four years based upon future operating results. The Bank will record such payments as an increase in goodwill.

F.R. Holdings.    In October 2000, the Bank formed FRH for the purpose of investing in venture capital and private equity funds that are primarily managed by Bank customers. Initially, the Bank capitalized FRH with $1.0 million. The capital of FRH is deducted from the Bank’s Tier 1 Capital for regulatory purposes. At March 31, 2003, FRH had funded investments in five different venture capital funds totaling $846,000 and had recorded valuation adjustments of $264,000 to reduce the cost of these investments to their estimated market value. FRH has committed to invest a total of $3.5 million into five funds.

Earnings Per Share

The Bank follows SFAS No. 128, “Earnings per Share,” in computing and presenting earnings per share (“EPS”). The following table presents a reconciliation of the amounts used in the numerators and denominators of the basic and diluted EPS computations for the quarters ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	Income (Numerator)	Shares (Denominator)	Per Share Amount
2003:
Basic EPS	$11,636,000	14,395,537	$0.81

Effect of dilutive securities:
Stock options	—	552,894
Restricted stock	—	18,810
Preferred stock as if converted to common stock	64,000	229,058
Contingently issuable shares, pursuant to acquisition agreements	—	171,423

Diluted EPS	$11,700,000	15,367,722	$0.76

	Three Months Ended March 31,
	Income (Numerator)	Shares (Denominator)	Per Share Amount
2002:
Basic EPS	$7,422,000	13,627,436	$0.54

Effect of dilutive securities:
Stock options	—	927,965
Restricted stock	—	30,748
Preferred stock as if converted to common stock	58,000	229,058

Diluted EPS	$7,480,000	14,815,207	$0.50

Stock Option Awards

Prior to January 1, 1996, the Bank accounted for its stock options in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense for fixed options would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price.

On January 1, 1996, the Bank adopted SFAS No. 123, “Accounting for Stock-Based Compensation,” and its amendment in December 2002, SFAS No. 148. SFAS No. 123 permits entities to recognize the fair value of all stock-based awards as expense on the date of grant and over the vesting period. The alternative accounting treatment, which the Bank had elected, was to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for stock option grants as if the fair-value-based method had been applied.

Beginning January 1, 2003, the Bank adopted the fair value method of accounting for stock options, using the prospective method of transition. The cost of all stock options granted beginning January 1, 2003 is based on their fair value and is included as a component of compensation expense in the Bank’s income statement over the vesting period for such options. The cost recognized in the first quarter of 2003 is less than that which would have been recognized if the fair value based method had been applied to all stock options granted since the original effective date of SFAS No. 123.

The following table includes the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Three Months Ended March 31,
	2003	2002
Net income, as reported	$11,636,000	$7,422,000
Add: stock-based employee compensation expense included in reported net income, net of related tax effect	1,000	—
Deduct: stock-based employee compensation expense based on the estimated fair value of stock options, net of related tax benefits	(323,000)	(551,000)

Pro forma net income	$11,314,000	$6,871,000

Earnings per share:
Basic—as reported	$0.81	$0.54
Basic—pro forma	$0.79	$0.50

Diluted—as reported	$0.76	$0.50
Diluted—pro forma	$0.74	$0.47

Pro forma net income and EPS amounts reflect only options granted after 1994. Compensation cost for options granted prior to January 1, 1995 is not considered. Furthermore, the effects of applying SFAS No. 123 and SFAS No. 148 for disclosing compensation cost may not be representative of the effects on the reported net income for future years.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” FIN 45 clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding and incorporates FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is superseded. The initial recognition and initial measurement provisions must be applied prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for interim or annual financial statement periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant effect on the Bank’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123”. When the Bank adopted SFAS No. 123 in January 1996, the Bank elected to continue to apply the accounting prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” and to provide the pro forma disclosure provisions of SFAS No. 123. SFAS No. 148 amends SFAS No. 123 by providing alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and by requiring the prominent disclosure in tabular form of the effects of stock-based employee compensation on reported net income. In addition, SFAS No. 148 amends APB Opinion 28, “Interim Financial Reporting,” by requiring the disclosures about those effects in interim financial statements. Until January 1, 2003, the Bank continued to apply the accounting prescribed by APB No. 25. In December 2002, the Bank adopted the disclosure requirements of SFAS No. 148, which did not have a material impact on the results of the Bank. Beginning January 1, 2003, the Bank adopted the fair value method of accounting for stock options, using the prospective method of transition, which did not have a material impact on the results of the Bank.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties or do not have the characteristics of a controlling financial interest (“variable interest entities”). FIN 46 requires an existing unconsolidated variable interest entity (“VIE”) to be consolidated by its primary beneficiary if it does not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Application of FIN 46 requires the measurement of the expected variability in the VIE’s earnings, the expected variability in the fair value of the VIE’s assets, and the amount of fees paid to decision makers. FIN 46 also requires new disclosures about VIEs by both primary beneficiaries and other holders of variable interests.

On February 1, 2003, the Bank adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which the Bank obtains an interest after January 31, 2003. In accordance with transition rules, the Bank will adopt FIN 46 beginning in the third quarter of 2003 for VIEs in which it holds a variable interest that it acquired before February 1, 2003.

The impact of the provisions of FIN 46 on the consolidated financial statements of the Bank is discussed under the caption, “Segments—Investment Advisory Services.”

Note 2.    Goodwill and Other Identifiable Intangible Assets

The Bank implemented SFAS No.142, “Goodwill and Other Intangible Assets” effective January 1, 2002. At March 31, 2003, the Bank’s total goodwill and other intangible assets included goodwill of $61.5 million and mortgage servicing rights (“MSRs”) of $14.8 million. At December 31, 2002, goodwill was $60.6 million and the carrying value of MSRs was $15.8 million.

Beginning January 1, 2002, in accordance with SFAS No. 142, the Bank ceased amortizing goodwill of $27.2 million, which primarily related to the Bank’s acquisition of Trainer Wortham in 1999. During 2002, the Bank increased goodwill by $33.3 million as a result of acquiring Starbuck Tisdale and Froley Revy. During the first quarter of 2003, the Bank increased goodwill by an additional $909,000 for contingent payments made related to the acquisition of Froley Revy.

Regarding MSRs, the Bank continues to amortize MSRs in accordance with SFAS No. 142. Additional information on MSRs is presented herein in Note 3, “Mortgage Banking Activity.”

Under SFAS No. 142, the Bank is required to test goodwill for impairment annually at the reporting unit level. The Bank is required to test goodwill for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. In 2002, the Bank engaged an independent party to perform a valuation analysis on its investment advisory subsidiaries that were purchased. During the fourth quarter of 2002, the Bank completed its goodwill impairment assessment and determined that no impairment charge would be recognized in 2002.

In performing future impairment tests, the Bank will assess the fair value of its investment advisory subsidiaries. There can be no assurances, particularly in light of volatile market conditions, that future impairment assessments will not require a reduction in the goodwill attributed to the Bank’s subsidiaries.

Note 3.    Mortgage Banking Activity

The recorded value of mortgage servicing rights (“MSRs”) is amortized in proportion to, and over the period of estimated net servicing income. The following table presents information on the level of loans originated, loans sold, and gain on sale of loans for the past five quarters:

	As of or For the Quarter Ended
	2003	2002
	March 31,	Dec 31,	Sept 30,	June 30,	March 31,
	($ in thousands)
Amount of loans originated	$757,131	$963,378	$1,013,792	$657,569	$596,456

Amount of loans sold:
Flow basis	$176,480	$204,981	$178,646	$114,597	$275,473
Loans securitizations	0	380,010	407,641	0	48,442

Total loans sold	$176,480	$584,991	$586,287	$114,597	$323,915

Gain on sale of loans:
Amount	$974	$5,170	$5,596	$292	$1,887
Percentage of loans sold	0.55%	0.88%	0.95%	0.26%	0.58%

Loans serviced for others, changes in the book value of MSRs, and quarterly valuation statistics are as follows:

	As of or For the Quarter Ended
	2003		2002
	March 31,		Dec 31,		Sept 30,		June 30,		March 31,
	($ in thousands)
Loans serviced	$2,921,835		$3,044,783		$2,814,058		$2,548,154		$2,582,621

Mortgage servicing rights:
Beginning balance	$15,768		$15,176		$13,678		$14,584		$13,649
Additions due to loan sales	979		4,018		4,286		685		2,742
Amortization expenses	(1,697)		(1,601)		(1,531)		(1,558)		(1,805)
Impairment charges	(246)		(1,825)		(1,257)		(33)		(2)

Ending balance	$14,804		$15,768		$15,176		$13,678		$14,584

Estimated fair value of MSRs	$20,715		$21,237		$20,062		$18,610		$19,536

Mortgage servicing rights as a percent of total loans serviced	0.51%		0.52%		0.54%		0.54%		0.56%
Weighted average servicing fee collected (annualized)	0.31%		0.32%		0.32%		0.31%		0.33%
Value of MSRs as a multiple of weighted average servicing fee	1.61	x	1.60	x	1.69	x	1.72	x	1.71	x

At March 31, 2003, the gross carrying value of MSRs was $20,490,000, and the valuation allowance was $5,686,000.

Note 4.    Derivative Financial Instruments

Management periodically uses derivative instruments, including interest rate swaps and caps, as part of its interest rate risk management strategy. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, the Bank recognizes all derivatives on the balance sheet at fair value. Changes in the fair values of the derivatives are accounted for depending on the intended use of the derivative and its resulting designation under specified criteria.

In connection with its asset and liability management polices, the Bank has purchased interest rate cap contracts primarily as protection against rising interest rates. Under the terms of the cap contracts, each with an unrelated commercial or investment banking institution, the Bank will be reimbursed quarterly for increases in the London Inter-Bank Offer Rate (“LIBOR”) for any period during the agreement in which such rate exceeds a rate ranging from 7.5% to 8.0% as established in each agreement.

These interest rate cap contracts do not qualify for hedge accounting under SFAS No. 133. At March 31, 2003, the aggregate notional amount of interest rate cap contracts was $200 million, which mature in February 2004. At December 31, 2002, the aggregate notional amount of interest cap agreements was $325 million. During the first quarter of 2003, there were no purchases of interest rate cap contracts and maturities of $125 million. At March 31, 2003, the Bank’s remaining interest rate cap agreements had no fair value and had been fully written off in 2002. The Bank has no future financial obligation related to its cap contracts.

In the fourth quarter of 2002, the Bank entered into interest rate swap agreements with the FHLB to hedge changes in cash flows of adjustable rate FHLB advances. Under the swap agreements, the Bank receives an adjustable rate equal to the adjustable rate paid on the FHLB advances, and the Bank has agreed to pay an average fixed rate of 2.19% until the advances mature. The swap contracts have original maturities ranging from

July 2004 to March 2006. The Bank accounts for these derivatives under the cash flow hedge methodology of SFAS No. 133. No components of the swap agreements were excluded from the assessment of hedge effectiveness.

At March 31, 2003, the aggregate notional amount of interest rate swap contracts was $97 million. At December 31, 2002, the aggregate notional amount of interest rate swap contracts was $52 million. During the first quarter of 2003, there were purchases of $45 million and no maturities. The fair value of the interest rate swaps was $780,000, and the Bank recorded an unrealized loss of $355,000, net of tax, in other comprehensive income during the first quarter of 2003. During the first quarter of 2003, no gain or loss was recognized in income due to ineffectiveness.

The credit risk associated with these derivative instruments is the risk of non-performance by the counterparty to the agreements. However, management does not anticipate non-performance by any of the counterparties.

Note 5.    Segments

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Until March 31, 2002, the Bank determined that its reportable segments were related to its commercial banking and investment advisory functions. The initial investment advisory segment consisted solely of the activities of Trainer Wortham until the acquisitions of Starbuck Tisdale and Froley Revy in March 2002 and May 2002, respectively. Beginning in the quarter ended June 30, 2002, the Bank expanded its non-banking reportable segment to encompass all of its wealth management activities—its three investment advisory subsidiaries, First Republic Trust Company, and the Bank’s Investment Division. The operating results and assets of the Bank’s two reportable segments for the quarter ended March 31, 2003 and 2002, as well as any reconciling items to consolidated totals, reflect the revision of each segment.

	Three Months Ended March 31,
	Commercial Banking	Wealth Management	Reconciling Items	Total Consolidated
	($ in thousands)
2003:
Net interest income	$37,643	$20	$(6)	$37,657
Noninterest income	10,337	8,283	(306)	18,314

Total revenues	$47,980	$8,303	$(312)	$55,971

Income before minority interest	$12,304	$598	$—	$12,902

Identifiable assets at March 31	$5,048,476	$10,118	$(3,529)	$5,055,065

	Three Months Ended March 31,
	Commercial Banking	Wealth Management	Reconciling Items	Total Consolidated
	($ in thousands)
2002:
Net interest income	$34,367	$16	$(2)	$34,381
Noninterest income	3,532	5,619	(277)	8,874

Total revenues	$37,899	$5,635	$(279)	$43,255

Income before minority interest	$8,614	$(42)	$—	$8,572

Identifiable assets at March 31	$4,264,117	$5,638	$(1,591)	$4,268,164

The commercial banking segment represents the operations of the Bank, including real estate secured lending, retail deposit gathering, private banking activities, mortgage sales and servicing, and managing the capital, liquidity and interest rate risk of the entities. The wealth management segment presently consists of the investment management activities of Trainer Wortham, Starbuck Tisdale and Froley Revy, which manage assets for individuals and institutions in equity, fixed income and balanced accounts, as well as the services provided by the Trust Company and the Investment Division as described below. The reconciling item for revenues primarily relates to fees paid by the Bank to Trainer Wortham for the management of its investment portfolio as well as intercompany business referral fees. The reconciling item for assets relates primarily to subsidiary funds on deposit with the Bank and any intercompany receivables that are reimbursed on a quarterly basis. During the first three months of 2002, the income before minority interest of Trainer Wortham, included in the Wealth Management segment, was reduced by approximately $439,000 of expenses (after tax benefits) that are not expected to be recurring.

Item 2.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Information Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Bank’s actual results could differ materially from those projected in the forward-looking statements set forth in this report. Factors that may cause such a material difference include those set forth below. Investors in the Bank’s common stock should carefully consider the discussion of risk factors below in addition to the other information contained in this report. References to “we”, “our”, and “us” refer to First Republic Bank and its subsidiaries on a consolidated basis.

The Bank makes forward-looking statements in this report and, from time to time, in other reports and proxy statements that the Bank files with the FDIC. In addition, senior management might make forward-looking statements orally to analysts, investors, the media, and others. Broadly speaking, forward-looking statements include projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items; descriptions of plans or objectives of management for future operations, products or services; forecasts of future economic performance; and descriptions of assumptions underlying or relating to any of the foregoing.

In this report, for example, there are forward-looking statements about future credit losses and nonperforming assets, future level of loan originations or loan repayments, future amortization expense, the impact of new accounting standards, and the impact of interest rate changes.

Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “project”, “target”, “can”, “could”, “may”, “should”, “will”, “would”, or similar expressions. Do not unduly rely on forward-looking statements. They discuss future expectations and are not guarantees. Forward-looking statements speak only as of the date they are made and may not be updated to reflect changes that occur after the date they are made.

There are several factors, many beyond the Bank’s control that could cause results to differ significantly from the Bank’s expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report. Factors relating to the regulations and supervision of the Bank are described in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2002 and in information incorporated by reference into that report from other documents, including the Bank’s 2002 Annual Report to Stockholders. Any factor described in this report or in the Bank’s 2002 Form 10-K could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operations and/or financial condition. There are factors not described in this report or in the Bank’s 2002 Form 10-K that could cause results to differ from the Bank’s expectations.

Critical Accounting Policies and the Impact of Accounting Estimates

The Bank’s discussion and analysis of its financial condition and results of operations are based upon the Bank’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Bank evaluates its estimates including those related to allowance for loan losses, credit risks, estimated loan lives, interest rate risk, investments, intangible assets, income taxes, and contingencies and litigation. The Bank bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Bank considers the accounting policy for allowance for loan losses to be a critical accounting policy because it is a complex process involving difficult and subjective judgments, assumptions, and estimates. The allowance for loan losses is an estimate that can change under different assumptions and conditions. The Bank records an allowance for loan losses by charging current income in such amounts as to establish and maintain an allowance at a level that the Bank can reasonably anticipate. The Bank estimates future losses resulting from the inability of its customers to make required payments. If the financial condition of the Bank’s borrowers were to deteriorate, resulting in an impairment of their ability to make payments, or the value of collateral securing mortgage loans were to decline, an increase in the allowance may be required. A significant decline in the credit quality of the Bank’s loan portfolio could have a material adverse affect on the Bank’s financial condition and results of operations.

Other significant estimates required in the preparation of the Bank’s financial statements include estimating the life of loans or the rate of principal repayment of loans, investment securities and loans sold to investors. The life of a loan impacts the amortization of loan origination costs, mortgage servicing rights and certain residual interests retained in connection with loan securitizations. Since the Bank amortizes deferred loan fees and costs over the estimated life of single family mortgage loans, an increase in the prepayment speed for those loans above the estimated rate will generally require the Bank to adjust its amortization. Likewise, when loans serviced for others prepay more rapidly than projected, the Bank will generally be required to record an impairment charge on its mortgage servicing rights or retained interests. As a result of historically low interest rates, the Bank has experienced a high level of loan repayments over the past year. In the first quarter of 2003, repayments slowed from the prior two quarters, and the Bank recorded impairment charges of $246,000 on mortgage servicing rights related to mortgage repayments on loans serviced; additional charges of these types may be required in future periods, depending on the level of loan repayment and other factors. Due to the number and significance of the estimates and assumptions required in accounting for these financial instruments and the volatility in interest rates and the mortgage markets, it is likely that these estimates will require revision.

The Bank has recorded goodwill as an asset on its balance sheet in connection with the purchase of its three investment advisory subsidiaries. The Bank is required to evaluate goodwill for each of these entities at least annually, or on an interim basis if events or circumstances indicate that it is more likely than not that an impairment loss has been incurred in the fair value of one of these entities. Fair value is the amount at which a reporting unit could be bought or sold in a current transaction between willing parties. The Bank engaged a qualified third party to perform an evaluation of its investment advisory subsidiaries during the fourth quarter of 2002. Based on existing conditions and assumptions which the Bank deems reasonable, there was no requirement to record an impairment charge at December 31, 2002. However, if assumptions and conditions change such that future operating results differ from management’s estimates, the Bank may be required to reduce the carrying value of goodwill and recognize a charge to income.

Beginning in 2000, the Bank developed the ability to sell single family loans in REMIC securitization transactions. These transactions generally cover between $300 million and $400 million of loans and involve complex estimates and continuous analysis in order to be appropriately recorded in the Bank’s financial statements. At the time a sale is recorded, the Bank performs present value estimates based on future cash flows, future loan losses, repayment rates, interest rates and other factors. Subsequent to closing, the Bank monitors cash flow performance, loan repayments and interest rates against original estimates. The original estimates have a significant impact on the amount of gain on sale initially recorded when loans are securitized and, if actual results differ significantly from original estimates, the subsequent yield earned may be reduced or impairment charges may be required on the recorded assets.

Overview

First Republic Bank is a Nevada chartered, FDIC insured commercial bank. The Bank specializes in wealth management including private banking, investment management, brokerage, trust services and real estate lending. First Republic Bank provides private banking services in six metropolitan areas: San Francisco/Silicon Valley, Los Angeles/Beverly Hills/Newport Beach, San Diego, Santa Barbara, Las Vegas and New York City. First Republic Bank is a member of the FDIC’s Bank Insurance Fund (“BIF”). The deposit obligations of the Bank are rated investment grade by all three major rating agencies—Moody’s Investors Service, Standard & Poor’s, and Fitch Ratings.

The Bank originates loans secured by single family residences, other real estate and properties under construction as well as meeting other credit needs of its customers. Lending activities in Las Vegas have been primarily focused on single family and multifamily residential construction projects and permanent mortgage loans on income properties. The Bank emphasizes real estate lending activities in proximity to its office locations in the San Francisco Bay Area, the Los Angeles area, Santa Barbara, San Diego and the greater New York City area. The Bank performs an underwriting analysis on each borrower and obtains independent property appraisals.

Additionally, since 1999 the Bank has offered loan products that are not secured by real estate or other collateral to businesses and individuals. Such loans totaled $187.2 million, or 3.7% of total assets, at March 31, 2003. These loans carry a higher risk than loans secured by real estate.

The Bank’s retail deposits are its principal source of funds, with FHLB advances, sales of loans, loan principal repayments, and the proceeds from debt and equity financings as supplemental sources. The Bank’s deposit gathering activities are conducted in San Francisco and Silicon Valley, the Los Angeles area, Santa Barbara, San Diego, Las Vegas, Nevada, and New York City.

The Bank is an approved, voluntary member of the Federal Home Loan Bank of San Francisco (the “FHLB”). The Bank is currently approved for advances of up to 40% of its total assets or approximately $2.0 billion of FHLB advances at March 31, 2003. Such advances are collateralized by real estate mortgage loans and investment securities, and $844.5 million has been advanced at March 31, 2003. Membership in the FHLB provides the Bank with an alternative funding source for its loans, including short-term funding for loans classified as held for sale, and a flexible wholesale source of market-based fixed rate liabilities.

The Bank, whose deposits are insured by the FDIC BIF, operates eight branches in San Francisco, a branch in San Rafael in Marin County north of San Francisco, branches in San Mateo and in Burlingame (both south of San Francisco), branches in Redwood City, Menlo Park and Palo Alto in the Silicon Valley, a branch in Los Angeles, a branch in Beverly Hills, a branch in Studio City, a branch in Century City, a branch in the Newport Beach area, a branch in Santa Barbara, three branches in San Diego County, and two branches in New York City. The Bank sold three retail deposit branches in Las Vegas, Nevada on January 24, 2003, and retained one licensed branch location in Las Vegas. The Bank expects to open three additional branches in California from April to July 2003.

As of March 31, 2003, the Bank had total assets of $5.1 billion, total stockholders’ equity of $293.7 million and total capital consisting of stockholders’ equity, preferred stock of a subsidiary, subordinated debentures and notes, and allowance for loan losses of $477.8 million. At March 31, 2003, the Bank’s leverage ratio was 6.25%, its ratio of Tier 1 capital to risk-adjusted assets was 9.41%, and its ratio of total capital to risk adjusted assets was 12.79%. These ratios compare to minimum leverage, Tier 1 and total capital ratios of 5%, 6% and 10%, respectively, to be considered well-capitalized under FDIC regulations.

The following table presents certain performance asset quality and capital ratios and share data information for the Bank for the periods indicated.

	At or for the Three Months Ended March 31,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000
Selected Ratios:
Return on average assets*	0.95%	0.70%	0.58%	0.63%	0.61%
Return on average equity*	16.05	12.45	10.01	11.53	11.68
Leverage ratio	6.25	6.44	5.98	5.90	6.25
Tier 1 risk-based capital ratio	9.41	10.01	9.59	9.33	9.31
Total risk-based capital ratio	12.79	14.29	12.99	12.79	13.06
Net interest margin*	3.20	3.30	3.25	3.25	2.73
Efficiency ratio	72.0	71.0	71.8	67.1	63.1
Nonaccruing assets to total assets	0.23	0.04	0.33	0.04	0.06
Nonaccruing assets and performing restructured loans to total assets	0.23	0.04	0.34	0.04	0.09
Net loan (chargeoffs) recoveries to average loans*	(0.13)	0.01	(0.01)	(0.02)	0.01
Allowance for loan losses to total loans	0.61	0.69	0.75	0.66	0.70
Allowance for loan losses to nonaccruing loans	213%	1,395%	181%	1,522%	2,353%

Share Data:
Common shares outstanding	14,535,123	13,966,657	14,541,192	13,692,249	13,618,206
Book value per common share	$20.21	$17.76	$19.47	$16.93	$14.90
Tangible book value per common share	$15.97	$14.81	$15.30	$14.94	$12.80

*	Three months’ data is annualized

Lending and Loan Sale Operations

For the first quarter of 2003, single family lending and total loan originations continued at high levels. This was achieved by an increase in the number of relationship managers who provide services to borrowers, strong customer demand for home purchases, a high level of refinancing due to low interest rates, and secondary market conditions that allowed the dollar amount of loans originated for sale or securitization to be high. The Bank either retains the loans it originates in its loan portfolio or sells the loans in the secondary market to institutional investors as whole loans or securitized mortgage pools.

For the first quarter of 2003, loan originations were $757.1 million, compared to loan originations of $596.5 million for the first quarter of 2002. Single family loans originated in the first quarter of 2003 were $606.9 million compared to $772.7 million in the fourth quarter of 2002 and $498.1 million in the first quarter of 2002.

The Bank’s loan sale activities are focused on entering into formal commitments and informal agreements with institutional investors to originate, on a direct flow basis, single family mortgages that are priced and underwritten to conform to previously agreed-upon criteria prior to loan funding and are delivered to the investor shortly after funding. Also, the Bank has historically identified, from time to time, secondary market sources which have particular needs which can be filled primarily with adjustable rate single family loans held in its portfolio.

The Bank sells whole loans and securitizes loans for sale in the secondary market under several specific programs. The amount of loans sold is dependent upon conditions in both the mortgage origination and secondary loan sales markets, and the level of gains on loan sales fluctuates with market conditions and the types of loans sold. Since 2000, the Bank has sold loans in underwritten, agency rated securitizations, and the Bank last completed such securitizations in the third and fourth quarters of 2002.

Loan sales were $176.5 million for the first quarter of 2003 compared to $585.0 million for the fourth quarter of 2002 and $323.9 million for the first quarter of 2002. The net gain on sale of loans during the first quarter of 2003 was $974,000, compared to $5,170,000 in the fourth quarter of 2002 and $1,887,000 in the first quarter of 2002. The results for the fourth quarter of 2002 included the sale of $380 million of single family loans in a Real Estate Mortgage Investment Conduit (“REMIC”) securitization. Results for the first quarter of 2002 included the sale of $48 million of income property loans in a REMIC.

The level of future loan originations, loan sales and loan repayments is dependent in part on overall credit availability and the interest rate environment, the strength of the general economy, local real estate markets and the housing industry, and conditions in the secondary loan sale market.

The Bank has retained the servicing rights for substantially all loans sold in the secondary market, thereby generating ongoing servicing fees and maintaining control of customers and service quality. The Bank’s portfolio of mortgage loans serviced for secondary market investors has gradually increased to $2.9 billion in loans at March 31, 2003 from $2.6 billion at March 31, 2002.

The Bank records mortgage servicing rights upon the sale of loans based upon the value of projected net service fee income to be earned over the estimated lives of loans sold using estimates of future loan repayment rates. On a quarterly basis, an impairment calculation is performed on mortgage servicing rights, which considers, among other things, the recent and historical experience of repayments in the market and in the Bank’s actual loan portfolio.

The Bank monitors its actual repayment experience for balance sheet loans and loans sold on a regular basis. Each quarter, an assessment is made regarding actual experience and estimated future repayments. If actual repayments of loans owned or loans sold are below the level of future repayments estimated by the Bank, then the Bank could record lower future amortization of unearned loan costs or decreased amortization of mortgage servicing rights, either of which would increase the Bank’s expected level of future earnings. If actual repayments on loans are above the level of estimated future repayments, then the Bank may be required to write-down or increase the amortization of unearned loan costs and/or mortgage servicing rights, thereby decreasing the Bank’s expected level of current and future earnings.

Liquidity

Liquidity refers to the ability to maintain a cash flow adequate to fund operations and to meet present and future funding obligations of the Bank either through the sale or maturity of existing assets or by the acquisition of funds through liability management. The Bank maintains a portion of its assets in a diversified portfolio of marketable investment securities, which includes U.S. Government securities and mortgage-backed securities. At March 31, 2003, the investment securities portfolio of $726.1 million, plus cash and short-term investments of $62.7 million, amounted to $788.8 million, or 15.6% of total assets. At March 31, 2003, 81.6% of the Bank’s cash and investments mature within twelve months or are adjustable rate in nature.

Additional sources of liquidity at March 31, 2003 could be provided by available unused FHLB advances of $1.2 billion supported by pledged loans and investments and approximately $441 million of borrowings that could be collateralized by other investment securities. Principal payments received on loans and the sale of mortgage loans are an additional source of liquidity.

Capital Resources

The Bank continues to maintain a capital base that exceeds the requirement to be designated by the FDIC as well capitalized. At March 31, 2003, the Bank’s total capital was $477.8 million, including total stockholders’ equity, the preferred stock of a subsidiary, subordinated debentures and notes, and allowance for loan losses.

Total stockholders’ equity increased by $10.5 million from December 31, 2002 to March 31, 2003. This increase resulted from net income for the period, the issuance of common stock, and other common stock activity. Net income was $11.6 million for the first three months of 2003. The Bank increased stockholders’ equity by issuing from treasury 43,100 shares in connection with deferred payments on the purchase of Froley Revy, valued at $909,000; such increase was offset by the repurchase on the open market of 112,000 shares of common stock for a total cost of $2.4 million.

During the first three months of 2003, the accumulated other comprehensive income component of stockholders’ equity decreased by $483,000, net of tax, as a result of an decrease in the fair value of the Bank’s investment securities and decreased by $355,000, net of tax, as a result of a decrease in the fair value of derivatives designated as cash flow hedges.

As of March 31, 2003, the Bank held 2,218,674 shares of common stock as treasury stock with a total cost of $40.6 million.

The Bank’s leverage ratio was 6.25%, its Tier 1 risk-based capital ratio was 9.41%, and its total risk based capital ratio was 12.79% at March 31, 2003. The Bank’s capital ratios exceeded applicable regulatory requirements. The following tables present the capital ratios for the Bank, compared to the standards for well-capitalized depository institutions and minimum capital requirements, as of March 31, 2003.

	Actual		Well Capitalized Ratio	Minimum Capital Requirement
	Capital	Ratio
	($ in thousands)
Leverage	$302,192	6.25%	5.0%	4.0%
Tier 1 Risk-Based	$302,192	9.41	6.0	4.0
Total Risk-Based	$410,702	12.79	10.0	8.0

Segments

A primary thrust of the Bank’s general business strategy has been to expand its capabilities for providing value-added services to a targeted higher net worth customer base. These customers have been satisfied historically with the Bank’s mortgage loan origination products and services, providing an opportunity for its relationship managers to introduce or cross-sell other products and services to these clients. First Republic now offers a full array of checking and deposit services, internet banking, business lending and cash management for business accounts plus other services provided on an outsourced basis by third party vendors.

Trust Company.    First Republic Trust Company operates in California, Nevada, and New York and has gathered assets under trust, custody, and administration since inception, less than three years ago. First Republic Trust Company specializes in personal trusts and custody accounts. The Trust Company draws new trust customers from the Bank’s deposit and loan customer base as well as from outside of the Bank. At March 31, 2003, assets under management were $1.0 billion. Total trust fees earned for the quarter ended March 31, 2003 were $446,000.

Investment Division.    The Bank performs brokerage activities for customers through its Investment Division and its wholly owned broker dealer subsidiary, First Republic Securities Company (collectively the “Investment Division”). Bank personnel can acquire treasury securities, municipal bonds, money market mutual funds and other shorter term liquidity investments at the request of our customers or their financial advisors. It can also execute transactions for a full array of longer term equity and fixed income securities. At March 31, 2003, the Investment Division held approximately $625 million of these assets in brokerage accounts and third-party mutual funds. Total fees for these brokerage services for the quarter ended March 31, 2003 were $1,324,000, including $800,000 of commissions earned in connection with the sale of preference shares of CBO III.

Investment Advisory Services.    The Bank provides investment advisory services through subsidiaries, including Trainer Wortham. The relationship with Trainer Wortham began in 1997 when the Bank acquired a 20% ownership interest. This initial investment was followed by the acquisition of the remaining interest in January 1999. Trainer Wortham earns fee income from the management of equity and fixed income investments for its customers. Assets under management were $3.8 billion at March 31, 2003, compared to $3.4 billion at December 31, 2002. Trainer Wortham’s total fees for the quarter ended March 31, 2003 were $3,235,000.

The SEC has notified Trainer Wortham that it is conducting an informal inquiry into Trainer Wortham regarding issues related to securities trading by employees for their own accounts. Trainer Wortham is cooperating with the SEC’s informal investigation. Based on the information available at the present time, the Bank does not expect that the ultimate effects of this SEC inquiry will be material to the Bank’s future results or financial condition.

In February 2000, Trainer Wortham created Trainer Wortham First Republic CBO I, Limited (“CBO I”), a special purpose entity incorporated to acquire and hold an investment portfolio to be managed to specified criteria over a five-year period. CBO I purchased approximately $500 million of high quality, short duration investment securities on the open market and issued a combination of commercial paper, debt securities and equity interests to fund these assets. The assets in CBO I have a weighted average rating of AAA- by two or more rating agencies. Trainer Wortham serves as CBO I’s investment manager, pursuant to an annually renewable management contract, and earns an annual management fee of 20 basis points, or approximately $1.0 million per year. The assets of CBO I are marked to their fair values on a daily basis by third-party pricing services, are reported to rating agencies, and are monitored by a qualified administrator in accordance with established guidelines. CBO I is expected to liquidate in February 2005.

At March 31, 2003, the Bank owned $8.0 million of the debt securities of CBO I, which are rated AA/Aa1 by Fitch Ratings and Moody’s Investors Service as to principal repayment, and equity interests in CBO I, rated A, carried at $2.6 million and representing approximately 25% of total equity interests. Management believes these investments are fairly valued given the successful historic performance of CBO I. The Bank and Trainer Wortham have not sold or transferred any assets to CBO I.

Also, the Bank and Trainer Wortham do not provide any credit support or financial guarantees, do not hold any liquidity obligations, and do not have any recourse obligations for CBO I. The investment management contract between Trainer Wortham and CBO I may be terminated by the third-party holders of CBO I’s equity interests. The Bank does not consolidate CBO I in its financial statements because an independent third-party owns a majority of the preference shares.

Trainer Wortham established a second CBO with approximately $350 million of assets (“CBO II”) in February 2002. The asset backed securities in CBO II have a weighted average rating of approximately BBB by two or more rating agencies. The annual management fee earned by Trainer Wortham pursuant to an annually renewable contract consists of senior and subordinated components and includes a senior base fee of 18 basis points (approximately $630,000 per year) plus potential additional deferred subordinated amounts of up to an additional 32 basis points (up to approximately $1.1 million per year). At March 31, 2003, the Bank has invested in preference shares of CBO II with a book value of $4.8 million, which represents 31% of total equity interests. At the initial closing, CBO II purchased approximately $300 million of investment grade rated asset backed securities on the open market rate. In addition, the Bank sold CBO II approximately $50 million of performing commercial real estate loans through a REMIC pass-through securitization for which the Bank acts as servicer and special servicer and in which the Bank maintains an investment of approximately $1.4 million in the first loss subordinated security. At March 31, 2003, there were no past due loans among those originated by the Bank and securitized for CBO II. Designed as a cash flow CBO, the expected life of CBO II is approximately eight to ten years.

On February 19, 2003, the Bank and Trainer Wortham completed a third CBO transaction (“CBO III”) with $300 million of purchased securities. CBO III is similar in structure to CBO II and Trainer Wortham, as manager, is eligible to receive 30 basis points per year under an annually renewable contract. Designed as a cash flow CBO, the expected life of CBO III is six to eight years. The Bank purchased $3.1 million of the preference shares of CBO III at closing and, as a result of subsequent sales, owned $600,000 of these securities at March 31, 2003.

Management of both the Bank and Trainer Wortham believes that each of these CBO structures provides an opportunity to obtain assets under management and to build fee income. If the CBO’s assets are not sufficient to satisfy all debts upon liquidation, the Bank’s exposure is limited to its investments. The Bank and TWC do not provide any additional credit support or financial guarantees and do not have any unfunded recourse obligations for any of the CBOs.

On January 17, 2003, the FASB issued Financial Interpretation No. 46 (“FIN 46”) to provide guidance on the conditions under which enterprises such as the Bank or Trainer Wortham might be required to consolidate variable interest entities such as CBO I, CBO II and CBO III. The Bank currently believes that FIN 46 does not require consolidation of CBO I and has taken actions, as described below, to exempt CBO III from consolidation at March 31, 2003. Management is continuing to evaluate whether CBO II will require consolidation under FIN 46. If after further review and analysis, management concludes that consolidation would be appropriate, the Bank may have alternatives available, such as the sale or transfer of variable interests, which may preclude consolidation. In order for the Bank to avoid being a primary beneficiary of CBO III under the guidelines in FIN 46, Trainer Wortham has voluntarily reduced its management fee to 12.5 basis points until the structure of the variable interests can be revised.

In 2000, the Bank acquired an 18% ownership in the parent company of Froley Revy Investment Company, a registered investment advisor located in Los Angeles and founded in 1975. Froley Revy specializes in convertible securities and manages $2.5 billion for public and corporate pension funds, insurance companies, endowments, and foundations, high net worth individuals and managed account programs. In May 2002, the Bank acquired the remaining 82% of Froley Revy. The Bank will make future contingent payments in the form of shares of common stock based on future operating results. Total fees earned for the quarter ended March 31, 2003, were $1,905,000.

In mid-2002, an existing institutional customer advised Froley Revy that it was evaluating convertible securities as an asset class and the specific performance of Froley Revy as an investment advisor relative to general market indices. Froley Revy managed these assets for the last six months of 2002 without receiving any fee revenues. Upon completion of this evaluation and as a result of the performance of Froley Revy, relative to an index which included convertible securities, this significant customer began to pay fee revenues in January 2003 and did not withdraw any assets.

In March 2002, the Bank acquired Starbuck, Tisdale & Associates, an investment management firm based in Santa Barbara, California. The Bank will make future contingent payments in the form of cash and stock based on future results. Founded in 1933, Starbuck Tisdale manages $696 million of equities and fixed-income securities for high net worth individuals, trusts, endowments, and pension plans. Total fees earned for the quarter ended March 31, 2003, were $1,154,000.

The following table presents the assets under management or administration by the entities comprising the Bank’s wealth management segment. Information for Froley Revy is provided on a historical basis, prior to its acquisition in May 2002. (The operating results of Froley Revy and Starbuck Tisdale are not included in the Bank’s consolidated financial statements prior to their acquisitions.) Due to investment market conditions, assets under management, related fee revenues, and net income of these entities continue to be under pressure.

	Assets Under Management
	2003	2002
	March 31,	Dec 31,	Sept. 30,	June 30,	March 31,
	($ in millions)
Trainer Wortham	$3,769	$3,390	$3,402	$3,675	$4,005
Froley Revy	2,466	2,050	2,019	2,141	2,207
Starbuck Tisdale	696	744	723	790	905
Trust Company	1,003	918	837	877	894
Investment Division	625	652	551	505	482

Total	$8,559	$7,754	$7,532	$7,988	$8,493

Loan Securitization Activities

At December 31, 2002, the Bank had completed five residential mortgage loan securitizations and one commercial real estate securitization (“REMICs”) as more fully described in Note 1 to the Bank’s 2002 Annual Report on Form 10-K. Following the securitization of its loans, the investors and the securitization trusts have no recourse to the Bank for failure of the mortgagors on the underlying loans to pay when due.

At March 31, 2003, the Bank’s portfolio of loans serviced for others was $2.92 billion, including loans serviced for securitization trusts of $1.47 billion for single family loans and $36 million for income property loans. At March 31, 2003, none of the loans in the securitization trusts were past due more than 60 days and there were no foreclosures or credit losses on such loans since securitization or during the first three months of 2003.

At March 31, 2003, the Bank owned retained interests from REMIC securitizations in the form of securities with a fair value of $27,769,000 and a net amortized cost basis of $19,755,000. Of these totals, the Bank’s investments in retained interests that are subordinated tranches with a lower priority of payments have a fair value of $7,077,000 and a net amortized cost of $6,927,000. The Bank’s remaining investment securities related to loan securitizations are excess interest only tranches that are not used as a form of credit enhancement to protect against credit losses. The Bank recorded these investments as securities available for sale. Under SFAS No. 115, the Bank carries securities available for sale at fair value and records the difference between amortized cost and fair value as an adjustment to other comprehensive income in stockholders’ equity.

Also, the Bank retained all mortgage servicing rights (MSRs) on loans sold into securitization trusts. At March 31, 2003, the fair value of these originated MSRs was $13,162,000 and the net book value was $9,001,000.

Results of Operations—Quarter Ended March 31, 2003 Compared to Quarter Ended March 31, 2002

Overview

The Bank derives its income from three principal areas: (1) net interest income which is the difference between the interest income the Bank receives from loans and investments and the interest expense it pays on interest-bearing liabilities such as customer deposits and borrowings; (2) earnings from the sale and servicing of real estate secured loans; and (3) fee income from wealth management activities, including investment advisory, trust, brokerage and other banking services.

Net income was $11.6 million for the first quarter of 2003 as compared to $7.1 million for the prior quarter and $7.4 million for the same quarter of 2002. The first quarter of 2003 included a one-time $4.7 million after-tax gain on the sale of $205 million of retail deposits in three Las Vegas branches, which contributed $0.31 to diluted earnings per share.

Diluted earnings per share for the first quarter of 2003 was $0.76, including the gain on sale of branch deposits of $0.31; without this one-time item, diluted EPS would have been $0.45 per share compared to $0.50 for the same period in 2002. The number of shares outstanding used in the diluted EPS calculation increased 3.7% to 15,367,722 for the first quarter of 2003 compared to 14,815,207 for the first quarter of 2002. This increase is a result of the issuance of shares in connection with acquisitions and the exercise of stock options. The Bank’s purchase of treasury shares is a partial offset to this increase.

During the first quarter of 2003, the Bank’s net interest income continued to be impacted by the historically low short and long term interest rates that have existed for an extended period of time. Average interest earning assets were almost the same as the prior quarter, but there was an increase of approximately 13.8% compared to the same quarter last year. Additionally, the decline in the stock market has created very challenging conditions, although investment advisory fees increased $333,000, or 5.6% from the prior quarter. Bank management has actively managed non-critical costs to reduce overhead while taking prudent steps to grow revenues; prompt and meaningful action has been taken in order to accommodate the Bank’s commitments to growth initiatives, which have increased expenses for the quarter. Management continues to believe that its customer acquisition strategy, quality service levels and business model are sound and is taking measures that will lower costs without jeopardizing service and the recent growth initiatives.

In October 2002, the Bank opened an additional deposit branch in Rockefeller Center, New York City. The Bank also opened an East Coast Regional Office above this branch in December 2002. This new office space allows for consolidation of current Bank and Trainer Wortham employees plus provides room to add personnel over the next several years. The Bank expects these facilities to add approximately $2.5 million to annual occupancy costs beginning in December 2002.

First Republic has opened or committed to open nine new branches within its existing markets in the past two years, three of which had not opened by March 31, 2003. At June 30, 2003, new branches will represent a 31% increase in locations in a 24 month period. In addition, the Bank will have more than doubled the number of relationship managers and key customer service personnel during the same period. These investments, which generally take 12 to 18 months to achieve profitability, represent the underpinnings of future growth over the next few years as each relationship manager and new branch develops their client base. These investments exceed their current returns and will continue to challenge earnings results for the next several quarters.

Net Interest Income

Net interest income was $37.7 million for the first quarter of 2003 compared to $34.4 million for the first quarter of 2002 as a result of increased average interest-earning assets and lower rates on deposits, offset by lower yielding loans. However, net interest income declined from $39.1 million for the fourth quarter of 2002 as a result of a 14 basis point decline in net interest margin on average interest-earning assets, which did not grow due to loan sales. The net interest margin, calculated as net interest income divided by total average interest earning assets, was 3.20% for the first quarter of 2003 compared to 3.34% for the fourth quarter of 2002 and 3.30% for the first quarter of 2002.

The following table presents for the first quarter of 2003 and 2002, the distribution of average assets, liabilities, and stockholders’ equity as well as the total dollar amounts of interest income, average interest-earning assets and the resultant yields, and the dollar amounts of interest expense, average interest-bearing liabilities, and rates paid. Nonaccrual loans are included in the calculation of the average loan balances, and interest on nonaccrual loans is included only to the extent recognized on a cash basis.

	Quarter Ended March 31,
	2003			2002
	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates
	($ in thousands)
Assets:
Interest-earning deposits with other institutions	$3,582	$16	1.81%	$6,207	$17	1.11%
Short-term investments	32,974	168	2.04	109,570	509	1.86
Investment securities	749,861	7,815	4.27	589,936	5,885	4.00

Sub-total	786,417	7,999	4.16	705,713	6,411	3.64
Loans	3,909,155	51,931	5.31	3,419,834	53,672	6.28

Total interest-earning assets	4,695,572	59,930	5.12%	4,125,547	60,083	5.83%

Noninterest-earning assets	210,040			134,238

Total average assets	$4,905,612			$4,259,785

Liabilities and Stockholders’ Equity:
Checking	$747,158	$453	0.25%	$506,439	$329	0.26%
Money market checking	775,991	2,337	1.22	635,435	2,418	1.54
Money market savings and passbook	1,181,910	5,351	1.84	1,051,992	5,331	2.06
Certificates of deposit	955,412	7,264	3.08	1,069,766	10,554	4.00

Total customer deposits	3,660,471	15,405	1.71	3,263,632	18,632	2.32
FHLB advances and other borrowings	746,157	5,456	2.97	575,733	5,659	3.99
Subordinated debentures and notes	70,237	1,412	8.04	70,252	1,411	8.03

Total borrowings	816,394	6,868	3.40	645,985	7,070	4.43

Total interest-bearing liabilities	4,476,865	22,273	2.02%	3,909,617	25,702	2.66%

Noninterest-bearing non-deposit liabilities	49,799			31,986
Minority interest	89,000			79,767
Stockholders’ equity	289,948			238,415

Total average liabilities and stockholders’ equity	$4,905,612			$4,259,785

Net interest spread			3.10%			3.17%
Net interest income and net interest margin		$37,657	3.20%		$34,381	3.30%

Total interest income decreased to $59.9 million for the first quarter of 2003 compared to $60.1 million for the first quarter of 2002. Interest income on real estate and other loans declined 3.2% to $51.9 million for the first quarter of 2003 compared to $53.7 million in 2002 primarily due to a lower average rate earned on higher average loan balances. The average yield on loans declined to 5.31% in the first quarter of 2003 compared to 5.60% for the fourth quarter of 2002 and 6.28% for the first quarter of 2002, dropping primarily because of low market interest rates. The Bank’s yield on loans is affected by market rates, portfolio mix, the level of adjustable rate loan indexes, the repayment of loans with higher fixed rates, the effect of new single family loans that may earn lower initial rates of interest, and the level of nonaccrual loans. The Bank’s total loans receivable outstanding increased from $3.8 billion at December 31, 2002 to $4.1 billion at March 31, 2003. As a percentage of the Bank’s permanent loan portfolio, loans secured by single family residences were 60% at March 31, 2003 and 55% at March 31, 2002.

Interest income on cash, short-term investments, and investment securities was $8.0 million in the first quarter of 2003 compared to $6.4 million for the same period in 2002. The average investment position was $786.4 million during the first quarter of 2003 and earned 4.16%, adjusted for the effect of tax-exempt securities. The average investment position during the first quarter of 2002 was $705.7 million and earned 3.64%. Interest income increased as a result of a larger average portfolio for the quarter earning interest at a higher average rate.

To the extent that the Bank’s investment portfolio increases as a proportion of total assets, there will be an adverse effect on the Bank’s net interest margin. This is because rates earned on investments tend to be lower than rates earned on loans and rates available on investments currently available for purchase have been generally lower than the average yield on the existing portfolio.

Total interest expense for the first quarter in 2003 decreased to $22.3 million from $25.7 million for the same period in 2002. Total interest expense consists of three components—interest expense on customer deposits, interest expense on FHLB advances and other borrowings, and interest expense on debentures and notes. With the average balances of deposits increasing but rates paid on deposits declining, interest expense on customer deposits (comprised of passbook, money market (“MMA”) and checking accounts and certificates of deposit) generally has been declining, decreasing to $15.4 million in the first quarter of 2003 from $18.6 million in the first quarter of 2002. The average rate paid on customer deposits was 1.71% during the first quarter of 2003 compared to 1.87% for the fourth quarter of 2002 and 2.32% for the first quarter of 2002. The weighted average rate paid on the $205.5 million of Nevada retail deposits that the Bank sold in January 2003 was 2.64%. The deposits consisted of $17.7 million in checking, $60.4 million in money market savings and passbook, and $127.4 million in certificates of deposits. As interest rates decline to historically low levels, there is a limit or floor on interest rates below which the consumer is unwilling to maintain balances in a bank account.

Interest expense on FHLB advances and other borrowings decreased to $5.5 million in the first quarter of 2003 from $5.7 million in the first quarter of 2002, as a result of lower interest rates. The first quarter of 2003 includes net interest expense of $99,000 on interest rate swap agreements that convert adjustable rate FHLB advances to fixed rates. The average rate paid on the Bank’s FHLB advances and other borrowings, excluding longer term debentures and notes, was 2.97% for the first quarter of 2003, compared to 2.99% for the fourth quarter of 2002, and 3.99% for the first quarter of 2002. Including the effect of interest rate swap agreements, approximately 68.3% of FHLB advances outstanding at March 31, 2003 had fixed rates of interest. The average rate paid on these liabilities, primarily FHLB advances, decreased 102 basis points (1.02%) from the first quarter of 2002 to the first quarter of 2003. During periods of changing interest rates, the rates paid on the adjustable portion of the Bank’s FHLB advances tend to change faster than the average cost of deposits.

Interest expense on debentures and notes includes interest payments and amortization of debt issuance costs on the Bank’s longer-term capital-related subordinated instruments which are primarily fixed rate in nature. The interest paid on these debentures and notes has been approximately $1.4 million per quarter since early 2000. The average cost of all outstanding debentures and notes was 8.04% and 8.03% for the first quarter of 2003 and 2002, respectively.

Noninterest Income

Noninterest income for the first quarter of 2003 increased to $18.3 million from $8.9 million in the first quarter of 2002. The first quarter of 2003 included a one-time gain of $7,383,000 on the sale of deposits in three branches in Las Vegas, Nevada. The remaining increase in noninterest income is primarily due to higher investment advisory fees and customer fees, offset by lower gain on sale of loans.

Investment advisory fees were $6.3 million for the first quarter of 2003, up from $4.5 million for the first quarter of 2002 primarily due to acquisitions. The Bank acquired Starbuck Tisdale in mid-March 2002 and Froley Revy in mid-May 2002; as a result, these entities contributed a small amount of revenues in the first quarter of 2002. The future level of these fees depends on the level of assets under management, conditions in the equity markets, and the ability to attract new customers.

Loan servicing fees, net of amortization and impairment on the Bank’s mortgage servicing rights, were $372,000 for the first quarter of 2003 compared to $211,000 for the same period of 2002. Servicing fee revenues of $2,315,000 for the first quarter of 2003 were higher compared to $2,019,000 in 2002 due to higher average servicing portfolio balances. Total loans serviced at March 31, 2003 were $2.9 billion compared to $3.0 billion at December 31, 2002 and $2.6 billion at March 31, 2002. The percentage of servicing fees received depends upon the terms of the loans as originated and conditions in the secondary market when loans are sold. The Bank receives servicing fees on the outstanding loan balances serviced. Average servicing fees for the first quarter of 2003 were approximately 0.31% compared to 0.32% for the fourth quarter of 2002 and to 0.32% for all of 2002. During the first quarter of each year, mortgages in the Bank’s portfolio of loans serviced for others repaid at slightly reduced but still high rates, and the Bank expects repayments to continue to be high into the future. On an aggregated basis, repayments of loans serviced were approximately 39% in the first quarter of 2003 compared to approximately 46% for the fourth quarter of 2002 and approximately 33% for the first quarter of 2002. As shown in the MSR table in Note 3, “Mortgage Banking Activity,” the Bank had amortization expenses of $1,698,000 and impairment charges of $246,000 during the first quarter of 2003 compared to amortization expenses of $1,805,000 and impairment charges of $2,000 in the first quarter of 2002.

Loan and related fee income for the first quarter was $708,000 in 2003 and $560,000 in 2002. This income category includes miscellaneous fees collected from borrowers which vary with market conditions, late charge income which generally varies with the size of the loan and servicing portfolios and economic conditions, and prepayment penalty income that generally varies with loan activity and market conditions. The relatively high level in both periods is primarily due to the level of loan originations and repayments.

The Bank earns fees from its customers for trust, brokerage and deposit services. These customer fees have increased gradually over time and were $2,380,000 in the first quarter of 2003 compared to $1,215,000 in the first quarter of 2002 as a result of increased volume of activity in these lines of business.

Loan sales were $176.5 million for the first quarter of 2003 compared to $585.0 million in the fourth quarter of 2002 and $323.9 million for the first quarter of 2002. The sale of loans resulted in net gains of $974,000 for the first quarter of 2003 compared to net gains of $5,170,000 for the fourth quarter of 2002 and $1,887,000 for the first quarter of 2002. The Bank computes a gain or loss on sale at the time of sale by comparing sales proceeds with the carrying value of the loans sold and by calculating the fair value of servicing rights retained. In accordance with SFAS No. 140, the gain on the sale of loans includes the value attributed to mortgage loan servicing rights of $979,000 for the first quarter of 2003, $4,018,000 for the fourth quarter of 2002, and $2,742,000 for the first quarter of 2002. (For additional information, see Note 3, “Mortgage Banking Activity” herein.)

Noninterest Expense

Noninterest expense totaled $34.8 million for the first quarter of 2003 compared to $29.0 million for the same period in 2002. The Bank’s operating efficiency ratio, or net noninterest expense as a percentage of net interest income and recurring noninterest income, was 72.0% for the first quarter of 2003, compared to 71.0% for the same period in 2002 and 71.8% for all of 2002. The efficiency ratio for the first quarter of 2003 reflects the decline in net interest income. The expense level for the first quarter of 2003 reflects the costs of branch openings and personnel growth, particularly in New York City, as well as increased marketing, technology and occupancy expenses.

For the first quarter, salary and related benefits increased $1,791,000, or 11.6%, to $17,294,000 in 2003 from $15,503,000 in 2002. Occupancy costs increased $2,735,000, or 65%, to $6,922,000 in 2003 from $4,187,000 in 2002. Collectively, these two categories of expenses represented nearly 70% of the Bank’s noninterest expense. The recent increases are a direct result of the Bank’s private banking and wealth management expansion in New York City and our other markets. Also, compared to last year, the first quarter of 2003 includes a full period of expense related to Froley Revy, which was acquired in May 2002, and Starbuck Tisdale, which was acquired in mid-March 2002.

Income Taxes

The provision for income taxes for the three months ended March 31, 2003 and 2002 totaled $6,340,000 and $4,069,000, respectively. This represents the tax expense before minority interest of $7,257,000 and $4,902,000 for the three months ended March 31, 2003 and 2002, respectively, reduced by the tax benefits attributable to the minority interest of $917,000 and $833,000. The effective tax rate for the three months ended March 31, 2003 was 35.3% as compared to 35.4% for the same period in 2002. Both the 2003 and 2002 provisions reflect tax accruals at the federal statutory rate, adjusted primarily for the effect of the Bank’s investment in tax-exempt municipal securities and state taxes.

Balance Sheet

The Bank’s balance sheet at March 31, 2003 is generally comparable to that at December 31, 2002. Total assets increased by $200 million to $5.1 billion primarily as a result of a $234 million increase in single family mortgages including single family loans held for sale. The Bank’s allowance for loan losses was $24.8 million at March 31, 2003, and there was no foreclosed real estate property resulting in other real estate owned. Funds were raised primarily by a net increase in retail deposits of $95 million, after the sale of $205 million of deposits, and an increase in FHLB borrowings of $104 million.

Asset Quality and Allowance for Loan Losses

The levels of the Bank’s provision for loan losses and allowance for loan losses are related to the size and composition of the loan portfolio, general economic conditions, and conditions affecting the real estate markets in which the Bank conducts lending activities. The following table sets forth by category the total loan portfolio of the Bank at the dates indicated.

	March 31, 2003	December 31,
		2002	2001
	($ in thousands)
Loans:
Single family (1-4 units)	$2,116,985	$1,883,022	$1,676,125
Multifamily (5+ units)	418,577	430,876	400,910
Commercial real estate	657,332	628,782	647,121
Multifamily/commercial construction	68,016	70,753	71,470
Single family construction	110,720	115,756	137,537
Home equity credit lines	436,722	426,446	346,843

Real estate mortgages	3,808,352	3,555,635	3,280,006

Commercial business and other	249,590	268,029	186,372

Total loans	4,057,942	3,823,664	3,466,378

Net deferred loan costs	4,937	4,172	2,121
Allowance for loan losses	(24,822)	(28,729)	(22,778)

Loans, net	$4,038,057	$3,799,107	$3,445,721

The following table presents an analysis of the Bank’s loan portfolio at March 31, 2003 by property type and geographic location.

	San Francisco Bay Area	Los Angeles County	Other CA Areas	New York Area	Nevada	Other	Total	Percent
	($ in millions)
Property Type:
Single family*	$1,318	$309	$327	$337	$10	$253	$2,554	64%
Multifamily	265	34	19	9	92	—	419	10%
Commercial	454	79	51	9	56	8	657	16%
Construction	84	10	28	20	35	2	179	4%
Business	61	26	3	41	1	6	138	3%
Other Secured	6	19	2	33	—	2	62	2%
Unsecured	13	18	2	11	1	4	49	1%

Total	$2,201	$495	$432	$460	$195	$275	$4,058	100%

Percent by location	54%	12%	11%	11%	5%	7%	100%

*	Includes home equity credit lines

The Bank places an asset on nonaccrual status when any installment of principal or interest is 90 days or more past due (except for loans which are judged by management to be well secured and in the process of collection, generally applicable to single family loans), or earlier if management determines the ultimate collection of all contractually due principal or interest to be unlikely. Additionally, loans restructured to defer or waive amounts due are placed on nonaccrual status and generally will continue in this status until a satisfactory payment history is achieved (generally at least six payments).

The following table presents nonaccruing loans, real estate owned (“REO”), performing restructured loans and accruing single family loans over 90 days past due at the dates indicated.

	2003	2002
	March 31,	Dec 31,	Sept. 30,	June 30,	March 31,
	($ in thousands)
Nonaccruing loans:
Commercial construction	$11,629	$15,794	$15,575	$13,853	$—
Multifamily	—	—	—	767	794
Commercial business and other	—	98	581	648	907

Total nonaccruing loans	11,629	15,892	16,156	15,268	1,701
Real estate owned (“REO”)	—	—	—	—	—

Total nonaccruing assets	11,629	15,892	16,156	15,268	1,701
Performing restructured loans	—	738	746	—	—

Total nonaccruing assets and performing restructured loans	$11,629	$16,630	$16,902	$15,268	$1,701

Accruing single family loans over 90 days past due	$355	$1,412	$—	$—	$2,163

Percent of total assets to:
Nonaccruing assets	0.23%	0.33%	0.34%	0.33%	0.04%
Nonaccruing assets and performing restructured loans	0.23%	0.34%	0.35%	0.33%	0.04%
Ratio of allowance for loan losses to nonaccruing loans	213%	181%	157%	160%	1,395%

At March 31, 2003, the dollar amount of the Bank’s nonaccruing loans and REO, net of chargeoffs, was $11.6 million, compared to $15.9 million at December 31, 2002 and $1.7 million at March 31, 2002. There was one nonaccrual construction loan with a balance outstanding at March 31, 2003 of $11.6 million; during the first quarter of 2003, the Bank disbursed $836,000 under this loan and recorded a $5.0 million chargeoff against the allowance for loan losses.

The following table summarizes the changes in the Bank’s nonaccrual loans during the first quarter of 2003. Nonaccrual loans are segmented by major geographical region and activity

	Los Angeles County	Northern California	Other	Total
	($ in thousands)
Balance, December 31, 2002	$—	$15,892	$—	$15,892
Additions:	—	—	—	—
Disbursements on construction loan	—	836	—	836
Deductions from nonaccrual loans:
Chargeoff against allowance	—	(5,000)	—	(5,000)
Payments received from borrower	—	(15)	—	(15)
Overdraft loans paid off or brought current	—	(84)	—	(84)

Balance, March 31, 2003	$—	$11,629	$—	$11,629

The Bank did not add any loans to the nonaccrual category during the first quarter of 2003. Chargeoffs on nonaccrual loans occur when the Bank determines that the collateral value, net of estimated costs to sell, is reduced to less than a loan’s carrying amount. While the future collateral value of any nonaccrual loans may change, the Bank has recorded chargeoffs to reduce the carrying basis of its nonaccrual loans to the estimated current collateral value, net of selling costs (See “Impaired Loans”).

The Bank’s policy is to attempt to resolve problem assets in a reasonably quick manner, including the aggressive pursuit of foreclosure or other workout procedures. It has been the Bank’s general policy to sell such problem assets when acquired as promptly as possible at prices available in the prevailing market. For certain properties, the Bank has made repairs and engaged management companies to reach stabilized levels of occupancy prior to asset disposition. The Bank may foreclose upon additional loans in future quarters.

The Bank establishes an allowance for the inherent risk of potential future losses based on established criteria, including the type of loan, historical loss experience and economic trends. The Bank’s allowance for loan losses is maintained at a level estimated by management to be adequate to provide for losses that can be reasonably anticipated based upon specific conditions at the time as determined by management, including past loss experience, the results of the Bank’s ongoing loan grading process, the amount of past due and nonperforming loans, observations of auditors, legal requirements, recommendations or requirements of regulatory authorities, current and expected economic conditions and other factors.

Since inception through March 31, 2003, the Bank has experienced a relatively low level of losses on its single family loans in each of its geographic market areas. The Bank’s cumulative single family loan loss experience is less than 0.03% on all loans originated. For the most recent 17 quarters from January 1, 1999 to March 31, 2003, net chargeoffs on single family loans as a percentage of average single family loans was less than 0.01%. At March 31, 2003, the single family loan categories represented approximately 60% of the Bank’s permanent loan portfolio.

The allowance for loan losses was 213% of nonaccrual loans at March 31, 2003. Management’s continuing evaluation of the loan portfolio and assessment of economic conditions will dictate future allowance levels and the amount of loss provisions. The adequacy of the Bank’s total allowance is reviewed quarterly. Management closely monitors all past due and restructured loans in assessing the adequacy of its allowance for loan losses. In addition, the Bank follows procedures for reviewing and grading all of the larger income property loans and unsecured loans in its portfolio on a periodic basis. Based predominately upon that continuous review and grading process, the Bank determines appropriate levels of the allowance in response to its assessment of the potential risk of loss inherent in its loan portfolio. Management intends to provide additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance adequacy test indicate additional provisions are required. The review of problem loans is an ongoing process, during which management may determine that additional chargeoffs are required or additional loans should be placed on nonaccrual status. Although nonaccrual loans are recorded at their currently estimated collateral fair value (net of selling costs) at March 31, 2003, there can be no assurance that additional loan loss provisions or chargeoffs will not be required in the event that the properties securing the Bank’s existing problem loans fail to maintain their values or that new problem loans arise.

The following table provides certain information with respect to the Bank’s allowance for loan loss position and provisions for loan losses as well as chargeoff and recovery activity for the periods indicated.

	Three Months Ended March 31, 2003	Year Ended December 31,
		2002	2001	2000
	($ in thousands)	($ in thousands)
Allowance for Loan Losses:
Balance beginning of period	$28,729	$22,778	$22,167	$20,959
Provision charged to expense	1,000	6,500	1,400	1,000
Net recoveries (chargeoffs):
Chargeoffs on originated loans:
Single family	—	—	(296)	—
Multifamily	—	—	—	—
Commercial real estate	—	—	—	—
Construction	(5,000)	—	—	—
Commercial business and other loans	(12)	(794)	(680)	(2)
Recoveries on originated loans:
Single family	—	—	—	—
Multifamily	84	242	—	195
Commercial real estate	—	—	187	—
Commercial business and other loans	21	3	—	15

Net (chargeoffs) recoveries	(4,907)	(549)	(789)	208

Balance end of period	$24,822	$28,729	$22,778	$22,167

Average loans for the period	$3,909,155	$3,670,607	$3,444,190	$3,284,697
Total loans at period end	$4,057,942	$3,823,664	$3,466,378	$3,157,928
Ratios of allowance for loan losses to:
Total loans	0.61%	0.75%	0.66%	0.70%
Total loans, net of loans held for sale	0.65%	0.78%	0.71%	0.71%
Nonaccruing loans	213%	181%	1,522%	2,353%
Nonaccruing loans and performing restructured loans	213%	173%	1,522%	1,079%
Net (chargeoffs) recoveries to average loans	(0.50)%*	(0.01)%	(0.02)%	0.01%

*	Annualized

During the first quarter of 2003, the Bank recorded $105,000 in recoveries and $5,012,000 in chargeoffs compared to $2,000 in recoveries and $624,000 in chargeoffs in the fourth quarter of 2002. The Bank recorded provisions of $1,000,000 in the first quarter of 2003, resulting in a net decrease in the allowance for loan losses of $3,908,000 from $28,729,000 at December 31, 2002 to $24,821,000 at March 31, 2003. As of March 31, 2003, the Bank’s allowance for loan losses was 0.61% of total loans, 0.65% of loans net of loans held for sale, and 213% of nonaccruing loans.

Impaired Loans

The Bank follows SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (collectively referred to as SFAS No. 114). Under the provisions of SFAS No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank primarily measures impairment of a loan based on the fair value of the underlying collateral net of estimated costs to sell. If this measure of the impaired loan is less than the recorded investment in the loan, the Bank recognizes an impairment by recording a chargeoff or creating a valuation allowance.

The following table shows the recorded investment in impaired loans at March 31, 2003. These impaired loans have approximately $1.5 million of the Bank’s allowance assigned to them.

Recorded Investment in Impaired Loans
Impaired loans under SFAS No. 114:
Construction	$11,629,000
Multifamily	—
Business and other	—

$11,629,000

The Bank did not collect any interest income from borrowers on loans designated as impaired for the quarter ended March 31, 2003. The average recorded investment in impaired loans for the first quarter of 2003 was approximately $14 million.

Item 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk Management

The Bank manages its asset and liability portfolios to mitigate any adverse impact on its net interest income caused by fluctuating interest rates. A key objective of asset/liability management is to manage the interest rate risk associated with changing asset and liability cash flows and market rate movements. Interest rate risk occurs when interest rate sensitive assets and liabilities do not reprice simultaneously or in similar volumes. The Bank’s asset/liability and investment committees provide oversight to the interest rate risk management process. The process is governed by policies and by limits, both established by senior management and subject to review by the Board of Directors at least annually.

The Bank historically has managed interest rate risk by originating and retaining adjustable rate or short term fixed rate loans and matching adjustable rate asset repricings with liquid deposit accounts (checking, money market and passbook accounts), short and intermediate term certificates of deposit, and fixed and adjustable rate borrowings.

As in the past several years, the Bank continues to restructure its balance sheet with assets that bear interest rates indexed to market rates such as the prime rate and LIBOR that reprice more quickly than a lagging index such as the 11th District Cost of Funds Index (“COFI”). As a result, the percentage of assets indexed to COFI declined from 41% of total earning assets in 1998 to 20% at March 31, 2003, and the percentage of assets indexed to market rates increased from 31% of total earning assets in 1998 to 57% at March 31, 2003.

On the funding side, the Bank continues to pursue a strategy to increase its liquid deposit account balances and to reduce the relative importance of certificates of deposit as a funding source because liquid accounts bear lower interest rates than the certificates of deposit. Liquid deposit account balances grew from 29% of costing liabilities in 1998 to 61% at March 31, 2003. The following table shows that checking accounts (noninterest bearing demand deposit accounts and NOW checking accounts) and other liquid accounts have increased as a percentage of total deposits from December 31, 1999 to March 31, 2003.

	March 31, 2003	December 31,
		2002	2001	2000	1999
Percentage of total deposits:
Checking accounts	21%	22%	16%	12%	7%
Other liquid accounts	55%	48%	51%	43%	47%
Certificates of deposit	24%	30%	33%	45%	46%

From December 31, 2002 to March 31, 2003, checking and other liquid accounts grew by $284.7 million, net of $78.1 million for Nevada liquid accounts that the Bank sold in January 2003, representing a growth rate of 11%. During the same period, certificates of deposit decreased by $189.6 million, net of $127.4 million for Nevada certificates of deposits that the Bank sold, or 17%. There can be no assurance that the Bank will be able to continue to grow its liquid deposit account balances. Although the Bank has made significant progress in the past several years in attracting low costing demand deposits, the Bank is earning a reduced interest spread on these deposits because of the current low rate environment. Meanwhile, the Bank is incurring operating costs associated with higher demand deposit balances. These economics and the Bank’s other growth initiatives have put increasing adverse pressure on the Bank’s expense-to-revenue ratio. There can be no assurance as to when this pressure on the Bank’s net interest income and efficiency ratio will cease or reverse.

In November 2002, the Federal Reserve’s most recent interest rate cut reduced the federal funds target rate only once, in November, from 1.75% to 1.25%. Interest rates remained near 40-year historical lows through March 31, 2003. The prolonged, extremely low market rate environment continues to present the Bank with a set of adverse conditions such as the refinancing of higher yielding loans, the renegotiating of contractual floor rates to lower levels, and the repricing of adjustable rate assets to historically low loan yields.

For the first quarter of 2003, the Bank’s net interest income was lower compared to the fourth quarter of 2002 on a slightly higher average volume of interest earning assets at lower average rates. The Bank’s net interest margin for the first quarter of 2003 was 3.20% compared to 3.34% for the fourth quarter of 2002 and 3.25% in 2002. During the first quarter of 2003, higher-yielding loans continued to be prepaid, modified, and replaced with lower-yielding loans or investments. The loan repayment rate was approximately 21% for the first quarter of 2003, 27% for the fourth quarter of 2002, and 25% for all of 2002. Other important factors affecting the Bank’s net interest margin included competition and conditions in the home loan market that affect loan yields, conditions in the general interest rate market, and mortgage loan repricings being subject to interest rate floors or interim limitations on asset repricings. The downward pressure on loan yields was mitigated by the Bank’s continuing ability to attract low costing liquid deposits, the lagging nature of the COFI index, and in-the-money floors embedded in a significant percentage of its loans. Additionally, the Bank continued its strategy to sell a significant percentage of single family loan originations in individual, whole loan, or securitization transactions. The Bank used the proceeds from these loans sales to pay down FHLB advances and to fund additional loans originations. See “Results of Operations” for a discussion of the change in the Bank’s net interest spread for the quarter ended March 31, 2003.

The Bank’s investment portfolio provides management with a tool to leverage its capital base, an efficient source of liquidity, and a yield-enhancement opportunity. The Bank achieves these objectives through the purchase of marketable securities and other investments, including assets related to the Bank’s loan securitizations. The Bank can pledge its marketable securities as collateral against FHLB advances or reverse repurchase agreements. In addition, the Bank achieves liquidity, to a lesser extent, through principal and interest payments on investments.

The Bank continues to use FHLB advances as a supplement to deposit gathering to fund its asset growth. More recently, FHLB advances are used as funding for loans held for sale, to provide a source of longer term fixed rate liabilities, and to fund growth in investments. FHLB advances require no deposit insurance premiums, and operational overhead costs are less than those for deposits. FHLB advances must be collateralized by the pledging of investment securities or mortgage loans that are assets of the Bank. The Bank also is required to own FHLB stock of at least 5% of all outstanding FHLB advances and, at March 31, 2003, the balance of FHLB stock was $44.9 million. FHLB stock held in excess of the requirement is redeemed at par on a quarterly basis by the FHLB. At March 31, 2003, total FHLB advances outstanding were $844.5 million, of which $252.0 million carried rates that were fixed for more than 1 year.

The Bank’s interest rate risk management strategy includes minimizing significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The interest rate risk management strategy at times involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income, net interest margin, and cash flows. Management periodically uses derivative instruments, including interest rate swaps, caps, and floors, as part of its interest rate risk management strategy. At March 31, 2003, the Bank owned interest rate swap contracts with an aggregate notional amount of $97 million. The interest rate swaps qualify as cash flow hedges of certain FHLB advances. Under the interest rate swap contracts, the Bank makes periodic fixed rate payments and receives periodic variable rate payments indexed to discount note rates. The swap contracts have original maturities ranging from July 2004 to March 2006.

Management measures and monitors its interest rate risk quarterly using three methods of analysis: income simulation, economic value of equity measurement, and repricing or “gap.” A dynamic simulation analysis measures the sensitivity of net interest income to changes in market interest rates. The Board of Directors has established certain limits on the sensitivity of net interest income projected by the simulation model. The sensitivity is expressed as the percentage of change in net interest income over a 24-month period from the base case, which assumes interest rates remain flat, and is measured against two projected net interest income scenarios: (1) under a gradual 200 basis point ramp up and ramp down in interest rates over twelve months, followed by rates being held constant for the second twelve months (“ramp” analysis) and (2) an immediate and parallel movement of 200 basis point in interest rates sustained for two years (“shock” analysis). The simulations involve a degree of estimation based on certain assumptions that management believes to be reasonable. The forward-looking assumptions include changes in the volume and product mix of loans, investments, deposits, and other funding sources and the pricing of those products. Prepayment assumptions on loans and investments are based upon empirical evidence gathered by the Bank in context of the various rate environments being simulated.

The Bank uses the traditional gap analysis to complement the income simulation model, primarily focusing on the longer term structure of the balance sheet. The gap analysis aggregates the assets and liabilities of the Bank into periods based upon repricing characteristics or maturity dates. The mismatch between the repricings or maturities within a period is commonly referred to as the “gap” for that period. A positive gap, or asset sensitivity, where interest-rate sensitive assets exceed interest-rate sensitive liabilities, will result in an increase in net interest income in a rising rate environment and a decrease in a falling rate environment. A negative gap, or liability sensitivity, will have the opposite result on net interest income. Generally, the Bank strives to maintain a positive one-year cumulative gap position, which is the sum of all earning assets repricing or maturing within one year in excess of the sum of all costing liabilities repricing or maturing within one year. The Board of Directors has established limits on the amount of gap mismatch, expressed as a percentage of total assets.

The Bank is asset sensitive, with more assets subject to repricing in a 6-month period than liabilities. Generally, an excess of maturing or rate adjusting assets over maturing or rate adjusting liabilities, such as the

Bank has in its 0 to 6 months category, during a given period will serve to enhance earnings in a rising rate environment and inhibit earnings when rates decline. Therefore, in a rapidly declining rate environment such as recently experienced, the Bank is subject to a reduction in net interest margin and potentially net interest income. These conditions have adversely impacted the Bank, due to the rapid interest market rate declines and the high level of refinancing of higher rate loans. There can be no estimate as to when this trend will cease.

The following table illustrates maturities or interest rate adjustments based upon the contractual maturities or adjustment dates as of March 31, 2003, although loans that are currently at their interest rate floors will not adjust upon a significant move in interest rates.

	0 to 6 Months	7 to 12 Months	1 to 5 Years	Over 5 Years	Not Rate Sensitive	Total
	($ in millions)
Assets:
Cash and investments	$637	$7	$26	$119	$—	$789
Loans(1)	3,017	107	652	282	—	4,058
FHLB stock	45	—	—	—	—	45
Other assets	—	—	—	—	163	163

Total assets	$3,699	$114	$678	$401	$163	$5,055

Liabilities and Stockholders’ Equity:
Deposits(2)	$2,698	$398	$305	$—	$320	$3,721
FHLB advances	440	152	236	17	—	845
Debentures and notes	—	—	1	69	—	70
Minority interest	—	—	7	82	—	89
Other	—	—	—	—	36	36
Stockholders’ equity	—	—	—	—	294	294

Total liabilities and equity	$3,138	$551	$549	$167	$650	$5,055

Effect of interest rate swaps—pay fixed rates	97	—	(97)	—	—

Repricing gap—positive (negative)	$658	$(437)	$32	$234	$(487)

Cumulative repricing gap:
Dollar amount	$658	$221	$253	$487

Percent of total assets	13.0%	4.4%	5.0%	9.6%

(1)	Adjustable rate loans consist principally of real estate secured loans with a maximum term of 30 years. Such loans are generally adjustable monthly, semiannually, or annually based upon changes in the FHLB 11th District Cost of Funds Index (COFI), the One Year Treasury Constant Maturity Index, the Twelve Month Moving Average One Year Treasury Index, London Inter-Bank Offer Rate (LIBOR) or the Prime rate, subject generally to a maximum increase of 2% annually and 5% over the lifetime of the loan.
(2)	All checking, passbook and MMA accounts are contractually subject to immediate withdrawal. Noninterest bearing demand deposits are classified as not rate sensitive and other checking balances are spread amongst periods of 12 months or less.

In evaluating the Bank’s exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the forgoing table must be considered. The gap analysis does not assess the relative sensitivity of assets and liabilities to changes in interest rates. It also fails to account for the optionality embedded in the balance sheet, such as the periodic and lifetime floors and caps. For example, the simulation projects a marginal increase in the net interest income in the declining rate environment. This occurs because there are loans that have floors below which the loan rates cannot fall and there are loans that reprice to a lagging index, such as COFI. The Bank considers the anticipated effects of these various factors when implementing its interest rate risk management strategies. For more information, see “Interest Rate Risk Management” in the Bank’s 2002 Annual Report on Form 10-K.

Risk Factors

There are several risk factors, many beyond the Bank’s control that could cause results to differ significantly from the Bank’s expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report. Factors relating to the regulation and supervision of the Bank are described in the Bank’s Annual Report on Form 10-K for the year ended December 31,2002 and in information incorporated by reference into this report from other documents, including the Bank’s 2002 Annual Report to Stockholders.

Any factor described in this report or in the Bank’s 2002 Form 10-K could, by itself or together with one or more other factors, adversely affect the Bank’s business, results of operations and/or financial condition. There are factors not described in this report or in the Bank’s 2002 Form 10-K that could cause results to differ from the Bank’s expectations.

As a financial services and wealth management company, our earnings are significantly affected by business, economic and political conditions.

Earnings are impacted by business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which the Bank operates. Business and economic conditions that negatively impact household or corporate incomes could decrease the demand for the Bank’s products and increase the number of customers who fail to pay their loans.

Political conditions can also impact earnings. Acts or threats of terrorism, and/or actions taken by the U.S. or other governments in response to acts or threats of terrorism, could impact business and economic conditions in the U.S. and abroad. The terrorist attacks in 2001, for example, caused an immediate decrease in demand for air travel, which adversely affected not only the airline industry but also other travel-related and leisure industries, such as lodging, gaming, and tourism. Acts of war against other nations may have a significant impact on business and economic conditions.

Earnings are significantly affected by the fiscal and monetary policies of the federal government and the governments of the states in which the Bank operates.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part the Bank’s cost of funds for lending and investing and the return the Bank earns on those loans and investments, both of which impact net interest margin, and can materially affect the value of financial instruments such as debt securities and mortgage servicing rights. Its policies also can affect the Bank’s borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond the Bank’s control and hard to predict or anticipate.

The amount of income taxes that the Bank is required to pay on its earnings is based on federal and state legislation and regulations. The Bank provides for current and deferred taxes in its financial statements, based on its results of operations, business activity, legal structure, and interpretation of tax statutes. The Bank may take filing positions or follow tax strategies that may be subject to challenge. The Bank’s net income and earnings per share may be reduced if a federal, state, or local authority assessed charges for taxes that have not been provided for in the Bank’s consolidated financial statements. There can be no assurance that the Bank will maintain or lower its effective tax rate or that taxing authorities will not change tax legislation, challenge filing positions, or assess taxes and interest charges.

The Bank may not be able to attract and retain banking customers at current levels.

Competition in local banking industries, coupled with the Bank’s relatively small size may limit the ability of the Bank to attract and retain banking customers. The Bank faces competition from other banking institutions (including larger California and New York City commercial banking organizations), savings banks, credit unions, and other financial institutions. The Bank also competes with non-bank financial service companies serving Northern California, Southern California, New York City, and their respective adjoining areas and out of state financial intermediaries that have opened loan production office or that solicit deposits in the Bank’s market areas.

In particular, the Bank’s competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range quality of services provided.

Because the Bank maintains a smaller staff and has fewer financial and other resources than larger institutions with which it competes, the Bank may be limited in its ability to attract customers. In addition, some of the current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than the Bank can accommodate.

If the Bank is unable to attract and retain banking customers, it may be unable to continue its loan and deposit growth, and its results of operations and financial condition may otherwise be negatively impacted.

The Bank may not be able to attract and retain investment management clients at current levels.

Due to the substantial local competition, First Republic Bank and its investment management subsidiaries, Trainer Wortham, Starbuck Tisdale and Froley Revy, may not be able to attract and retain investment management clients at current levels. In the investment management industry, the Bank competes primarily with commercial banks and their trust companies, mutual fund companies, other investment advisory firms, stock brokerage firms, law firms and other financial services companies.

Competition is especially keen in the Bank’s geographic market area because there are numerous well-established and successful investment management firms in California and New York.

The Bank’s ability to successfully attract and retain investment management clients is dependent upon the ability to compete with its competitors’ investment products, level of investment performance, fees, client services and marketing and distribution capabilities.

In addition, the Bank’s ability to retain investment management clients may be impaired by the fact that the investment management contracts are typically short-term in nature. Most of the Bank’s clients may withdraw funds from accounts under management at their discretion.

Defaults may negatively impact the Bank’s business.

Increased delinquencies or loan defaults by the Bank’s customers may negatively impact business. A borrower’s default on its obligations under one or more loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and workout of the loan.

If collection efforts are unsuccessful or acceptable workout arrangements cannot be reached, the Bank may have to charge-off all or a part of the loan. In such situations, the Bank may acquire any real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies. The amount owed under the defaulted loan may exceed the value of the assets acquired.

The allowance for loan losses may be inadequate.

Bank management periodically makes a determination of its allowance for loan losses based on available information, including the quality of the loan portfolio, economic conditions, the value of the underlying collateral, and the level of nonaccruing loans. Increases in this allowance result in an expense for the period. If, as a result of general economic conditions or a decrease in asset quality, management determines that additional increases in the allowance for loan losses are necessary, the Bank may incur additional expenses.

In addition, bank regulatory agencies periodically review the Bank’s allowance for the loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require the Bank to adjust its determination of the value for these items. These adjustments could negatively impact the Bank’s results of operations or financial position.

The Bank may be required to consolidate its CBOs.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued a complex pronouncement governing whether certain entities are required to be consolidated and by whom. FASB Interpretation No. 46 (“FIN 46”) introduces new concepts and measurement techniques that the Bank must follow for the three Collateralized Bond Obligation entities (“CBOs”) sponsored by Trainer Wortham. Trainer Wortham is currently managing the assets for these three entities and is earning market-based investment advisory fee revenues. CBO I has $500 million of assets, CBO II has $350 million of assets, and CBO III has $300 million.

If the Bank were required to consolidate one or more of these entities, there would be an adverse impact on the Bank’s capital ratios. Potential remedies to preclude consolidation under FIN 46 include the reduction or elimination of revenues earned for the Bank by Trainer Wortham. There can be no assurance that the Bank and Trainer Wortham will find a structure that eliminates the consolidation issues or, if such a structure is identified, that it can be executed without financial loss.

A downturn in the local economies or real estate markets could negatively impact the banking business.

A downturn in the local economies or real estate markets could negatively impact the banking business. Because the Bank primarily serves and lends to individuals and businesses located in Northern California, Southern California, Las Vegas, and New York City, the ability of customers to repay their loans is impacted by the economic conditions in these areas. Furthermore, current uncertain geopolitical trends and negative economic trends, including uncertainty regarding an economic recovery, increased unemployment, and recently announced significant layoffs of employees by companies in the Bank’s markets, as well as continuing economic uncertainty created by terrorist attacks and the United States’ war on terrorism, may negatively impact businesses in the Bank’s markets. While the short-term and long-term effects of these events remain uncertain, they could adversely affect general economic conditions, consumer confidence, or market liquidity, or result in changes in interest rates, any of which could have a negative impact on banking business.

The Bank’s loans, with limited exceptions, are secured by either, real estate, marketable securities or corporate assets. The Bank’s ability to continue to originate real estate loans may be impaired by adverse changes in local and regional economic conditions in the real estate markets, or by acts of nature, including earthquakes and flooding. Due to the concentration of real estate collateral, these events could have a material adverse impact on the value of the collateral, resulting in losses or delinquencies. The Bank’s residential mortgage and home equity loans are primarily secured by residential property in California, Nevada, and New York. As a result, conditions in the real estate markets specifically, and the California, Nevada, and New York economies generally, can materially impact the ability of the Bank’s borrowers to repay their loans and affect the value of the collateral securing these loans.

The Bank could be held responsible for environmental liabilities of properties acquired through foreclosure.

If the Bank is forced to foreclose on a defaulted mortgage loan to recover the Bank’s investment, it may be subject to environmental liabilities related to the underlying real property. Hazardous substances or wastes, contaminants, pollutants or sources thereof may be discovered on properties during the Bank’s ownership or after a sale to a third party. The amount of environmental liability could exceed the value of real property. There can be no assurance that the Bank would not be fully liable for the entire cost of any removal and clean-up on an acquired property that the cost of removal and clean-up would not exceed the value of the property, or that costs could be recovered from any third party. In addition, the Bank may find it difficult or impossible to sell the property prior to or following any environmental remediation.

Fluctuations in interest rates may negatively impact the banking business.

Fluctuations in interest rates may negatively impact the banking business. The Bank’s primary source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-earning assets (usually, loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually, deposits and borrowings). These rates are highly sensitive to many factors beyond the Bank’s control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Net interest income can be affected significantly by changes in market interest rates. Changes in relative interest rates may reduce net interest income as the difference between interest income and interest expenses decreases.

In November 2002, the Federal Reserve Bank cut the federal funds rate by 50 basis points, marking the twelfth straight rate cut since January 2001. During the fourth quarter of 2002 and continuing into the first quarter of 2003, short and long term interest rates were at their lowest levels in approximately 40 years. This latest rate cut and current economic conditions seem likely to keep rates very low. The Bank expects this level of interest rates to cause further downward pressure on its net interest margin, as loans adjust downwards, as higher rate loans prepay and as deposit costs reach minimums below which customers may withdraw funds. As stated elsewhere, the Bank is currently asset sensitive, which means that its interest-bearing liabilities mature, or otherwise reprice, at a slower rate than its interest-earning assets. As a result, in a period of declining interest rates, the Bank will generally experience a shrinking of its interest margin as its floating rate loans will reprice rapidly, while its deposits and borrowings will reprice over a longer period. The existing level of interest rates will likely have an adverse affect on the Bank’s earnings. Since it is difficult to adjust an asset sensitive position in this environment, the Bank’s earnings may be adversely affected so long as interest rates stay at relatively low levels.

Notwithstanding the Bank’s underwriting standards that qualify borrowers at rates higher than presently exist, an increase in interest rates could also have a negative impact on the Bank’s results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to the allowances for loan losses. In addition, fluctuations in interest rates may result in disintermediation, which is the flow of funds away from depository institutions into direct investments that pay a higher rate of return and may affect the value of the Bank’s investment securities and other interest-earning assets.

The Bank’s cost of funds may increase as a result of general economic condition, interest rates, or competitive pressures.

The Bank’s cost of funds may increase because of general economic conditions, interest rates, and competitive pressures. The Bank has traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. If, as a result of general economic conditions, market interest rates, competitive pressures, or otherwise, the level of deposits at the Bank decreases relative to its overall banking operation, the Bank may have to rely more heavily on borrowings as a source of funds in the future, which may negatively impact net interest margin.

The Bank’s investment management business may be negatively impacted by changes in economic and market conditions.

The Bank’s investment management business may be negatively impacted by changes in general economic and market conditions because the performance of such business is directly affected by conditions in the financial and securities markets. A further decline in assets under management and fee revenues might result in a noncash charge to reduce the amount of goodwill recorded by the Bank related to its investment advisory subsidiaries.

The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the Bank’s control. The Bank cannot assure that broad market performance will be favorable in the future. In particular, the financial and securities markets have experienced a significant downturn since March 2000. This decline has adversely impacted investment advisory fee revenues. In addition, following the terrorist attacks, the world financial and securities markets experienced a significant and precipitous decline in value and will likely continue to experience significant volatility as a result of, among other things, world economic and political conditions. Continued decline in the financial markets or a lack of sustained growth may result in a corresponding decline in the performance of the investment management business and may adversely affect the level of assets under management.

The management contracts of the investment advisory subsidiaries generally provide for fees payable for investment management services based on the market value of assets under management. Because most contracts provide for fees based on market values of securities, fluctuations in securities prices may have a material adverse effect on results of operations and financial condition.

The investment management business is highly regulated.

The investment management business is highly regulated, primarily at the federal level.

Our three subsidiaries (Trainer Wortham, Starbuck Tisdale and Froley Revy) are registered investment advisors under the Investment Advisors Act of 1940, as amended. First Republic Bank and First Republic Trust Company may also provide investment management services, but are separately regulated and are not required to register as investment advisors. Each subsidiary providing investment management services is subject to fiduciary laws. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary, record keeping, operational and disclosure obligations. In addition, Trainer Wortham and Froley Revy act as subadvisors or advisors to mutual funds that are registered under the Investment Company Act of 1940 and are subject to that act’s provisions and regulations.

These subsidiaries are also subject to the provisions and regulations of ERISA to the extent they act as a “fiduciary” under ERISA with respect to certain of its clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit transactions involving the assets of each ERISA plan that is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

Applicable law provides that all investment contracts with mutual fund clients may be terminated by the mutual fund without penalty, upon no later than 60 days’ notice. Investment contracts with institutional and other clients are typically terminable by the client, without penalty, upon 30 days’ notice or less.

The failure of any of the subsidiaries that provide investment management services to comply with applicable laws or regulations could result in fines, suspensions of individual employees, or other sanctions, including revocation of such subsidiary’s registration as an investment advisor.

The banking business is highly regulated.

State chartered banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. The Bank, as a Nevada state chartered commercial bank, is subject to regulation and supervision by the FDIC and the Commissioner, Department of Business and Industry, Financial Institutions Division, State of Nevada (the “Nevada Commissioner”). Federal and state laws and regulations govern numerous matters, including changes in the ownership or control of banks, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts, and terms of extensions of credit and investments, maintenance of permissible non-banking activities, the level of reserves against deposits, and restrictions on dividend payments.

The FDIC and the Nevada Commissioner possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. These and other restrictions limit the manner in which the Bank and its subsidiaries may conduct business and obtain capital or financing.

The Bank’s stock price can be volatile.

The Bank’s stock price can fluctuate widely in response to a variety of factors, including actual or anticipated variations in quarterly operating results; recommendations by securities analysts; operating and stock price performance of other companies that investors deem comparable to the Bank; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, such as future terrorist attacks and activities, economic slowdowns or recessions, interest rate changes or credit loss trends, also could cause the Bank’s stock price to decrease regardless of the Bank’s operating results.

ITEM 4.    CONTROLS AND PROCEDURES

A review and evaluation was performed by the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing of this quarterly report. Based on that review and evaluation, the Officers have concluded that the Company’s current disclosure controls and procedures, as designed and implemented, were effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s internal controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses identified in the course of such review and evaluation and, therefore, no corrective measures were taken by the Company.

PART II—OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

Not Applicable

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS

Not Applicable

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

Not Applicable

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable

ITEM 5.    OTHER INFORMATION

The Bank used the services of three accounting firms. As independent auditor for 2003, KPMG LLP has been appointed by the Bank’s Audit Committee and Board of Directors and is proposed for election by the Bank’s stockholders at the 2003 Annual Meeting dated May 14, 2003. KPMG LLP has served in this capacity since 1989. Since June 2000, the Bank has engaged the firm of PricewaterhouseCoopers LLP to perform internal audit services on an outsource basis. Additionally, since 1995 the firm of Deloitte & Touche LLP has performed an independent review of the Bank’s credit administration function including the assignment and monitoring of loan grades. All of these firms provide reports directly to the Bank’s Audit Committee.

ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits:

11 Statement of Computation of Earnings Per Share.

99.1 Certification of Chief Executive Officer Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K:

1.	On April 23, 2003, the Bank filed a Form 8-K relating to Item 5 therein, covering the Bank’s release on April 23, 2003 to the business community of its earnings for the three months ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST REPUBLIC BANK

Date: May 15, 2003	/s/ WILLIS H. NEWTON, JR.
Willis H. Newton, Jr. Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: May 15, 2003	/s/ IGNACIO ALFEROS, JR.
Ignacio Alferos, Jr. Senior Vice President and Controller (Principal Accounting Officer)

CERTIFICATIONS

I, James H. Herbert, II certify that:

1.	I have reviewed this quarterly report on Form 10-Q of First Republic Bank;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c.	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003		/s/ JAMES H. HERBERT, II
	Name:	James H. Herbert, II
	Title:	President and Chief Executive Officer

I, Willis H. Newton, Jr., certify that:

1.	I have reviewed this quarterly report on Form 10-Q of First Republic Bank;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c.	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003		/s/ WILLIS H. NEWTON, JR.
	Name:	Willis H. Newton, Jr.
	Title:	Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

11	Statement of Computation of Earnings Per Share.

99.1	Certification of Chief Executive Officer Pursuant To 18 U.S.C. Section 1350, as adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

99.2	Certification of Chief Financial Officer Pursuant To 18 U.S.C. Section 1350, as adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

EXHIBIT 11

FIRST REPUBLIC BANK

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2003	2002
Basic EPS:
Net income available to common stock	$11,636,000	$7,422,000

Weighted average shares:
Outstanding, including treasury shares, beginning of period	16,644,511	19,154,591
Restricted stock vested	—	21,810
Stock from exercised options	6,442	62,873
Stock purchased by employees	2,740	812
Contingently issuable shares	—	22,045
Deferred equity units	1,516	1,826
Treasury stock	(2,259,672)	(5,636,521)

Adjusted wtd. avg. common shares outstanding	14,395,537	13,627,436

Net income per share—basic	$0.81	$0.54

Diluted EPS:
Net income available to common stock	$11,636,000	$7,422,000
Adjustments to net income(2)	64,000	58,000

Adjusted net income for diluted calculation	$11,700,000	$7,480,000

Weighted average shares:
Common shares outstanding	14,395,537	13,627,436
Dilutive stock options under the treasury stock method	552,894	927,965
Contingently issuable shares(1)	171,423	—
Issuable upon conversion of convertible preferred stock(2)	229,058	229,058
Restricted stock not vested	18,810	30,748

Adjusted wtd. avg. common shares outstanding—diluted	15,367,722	14,815,207

Net income per share—diluted	$0.76	$0.50

(1)	Represents an estimate of the number of contingently issuable shares that are required to be issued in the future in connection with the acquisitions of Starbuck Tisdale and Froley Revy in 2002, although the exact number of shares cannot be calculated at this time.
(2)	Due to the existence of convertible preferred stock issued in June 2001 by First Republic Preferred Capital Corporation (a majority owned subsidiary), diluted EPS calculation includes the number of shares which would be outstanding if all such convertible preferred stock was converted and adjusts reported net income for the effect of dividends on the convertible preferred stock, net of taxes.

EXHIBIT 99.1

Certification of Chief Executive Officer

Pursuant to §906 of The Sarbanes-Oxley Act of 2002

The undersigned, the President and Chief Executive Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350(a), as adopted pursuant to §906 of The Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the “Form 10-Q”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ JAMES H. HERBERT, II	Date: May 15, 2003
James H. Herbert, II
President and Chief Executive Officer

EXHIBIT 99.2

Certification of Chief Financial Officer

Pursuant to §906 of The Sarbanes-Oxley Act of 2002

The undersigned, the Executive Vice President and Chief Financial Officer of First Republic Bank (the “Company”), hereby certifies on the date hereof, pursuant to 18 U.S.C. 1350(a), as adopted pursuant to §906 of The Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the “Form 10-Q”), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ WILLIS H. NEWTON, Jr.	Date: May 15, 2003
Willis H. Newton, Jr.
Executive Vice President and Chief Financial Officer